Form 20-F
period 2002-12-31
PERMANENT FUNDING NO 1 LTD; PERMANENT FINANCING NO 1 PLC; PERMANENT MORTGAGES TRUSTEE LTD
filed 2003-06-30
CIK 1174117, 1174114, 1174118

As filed with the Securities and Exchange Commission on June 30, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number:  333-88874

PERMANENT FINANCING (NO. 1) PLC

(Exact Name of Registrant 1 as specified in its charter)

United Kingdom

(Jurisdiction of Incorporation or Organization)

Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom, (011 44 20) 7556 0972

(Address of Principal Executive Offices)

PERMANENT FUNDING (NO. 1) LIMITED

(Exact Name of Registrant 2 as specified in its charter)

United Kingdom

(Jurisdiction of Incorporation or Organization)

Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom, (011 44 20) 7556 0972

(Address of Principal Executive Offices)

PERMANENT MORTGAGES TRUSTEE LIMITED

(Exact Name of Registrant 3 as specified in its charter)

Jersey, Channel Islands

(Jurisdiction of Incorporation or Organization)

47 Esplanade, St. Helier, Jersey JE1 0BD, (011 44 1534) 510 924

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:                          None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:                          None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of each class

$750,000,000 series 1 class A notes due June 2003

$26,000,000 series 1 class B notes due June 2042

$26,000,000 series 1 class C notes due June 2042

$750,000,000 series 2 class A notes due June 2007

$26,000,000 series 2 class B notes due June 2042

$26,000,000 series 2 class C notes due June 2042

$1,100,000,000 series 3 class A notes due December 2007

$38,500,000 series 3 class B notes due June 2042

$38,500,000 series 3 class C notes due June 2042

Series 1 term AAA advance(1)

Series 1 term AA advance(1)

Series 1 term BBB advance(1)

Series 2 term AAA advance(1)

Series 2 term AA advance(1)

Series 2 term BBB advance(1)

Series 3 term AAA advance(1)

Series 3 term AA advance(1)

Series 3 term BBB advance(1)

Funding 1 interest in the mortgages trust(1)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Not applicable.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Not applicable.

(1) These items have not been offered directly to investors. Permanent Mortgages Trustee Limited is the registrant for the Funding 1 interest in the mortgages trust and is holding the Funding interest in the mortgages trust on behalf of Permanent Funding (No. 1) Limited. The Funding 1 interest in the mortgages trust will be the primary source of payments on the term advances listed. Permanent Funding (No. 1) Limited is the registrant for the term advances and has issued the term advances to Permanent Financing (No. 1) PLC. The term advances are the primary source of payments on the series 1 notes, the series 2 notes and the series 3 notes. Permanent Financing (No. 1) PLC is the registrant for the series 1 notes, the series 2 notes and the series 3 notes.

PRESENTATION OF INFORMATION

This annual report on Form 20-F relates to Permanent Financing (No. 1) PLC (the “issuer”) and the following securities (the “issuer notes”), which were issued pursuant to a trust deed dated June 14, 2002 (the “issuer trust deed”), between the issuer and State Street Bank and Trust Company, as note trustee (the “note trustee”):

•                  $750,000,000 series 1 class A notes due June 2003

•                  $26,000,000 series 1 class B notes due June 2042

•                  $26,000,000 series 1 class C notes due June 2042

•                  $750,000,000 series 2 class A notes due June 2007

•                  $26,000,000 series 2 class B notes due June 2042

•                  $26,000,000 series 2 class C notes due June 2042

•                  $1,100,000,000 series 3 class A notes due December 2007

•                  $38,500,000 series 3 class B notes due June 2042

•                  $38,500,000 series 3 class C notes due June 2042

This annual report on Form 20-F also relates to the following advances made pursuant to the  intercompany loan agreement dated June 14, 2002 (the “issuer intercompany loan agreement”), between the issuer, Permanent Funding (No. 1) Limited (“Funding 1”), State Street Bank and Trust Company, as security trustee (the “security trustee”) and Citibank, N.A., as agent bank:

•                  £509,614,731 Series 1 Term AAA Advance

•                  £17,666,644 Series 1 Term AA Advance

•                  £17,666,644 Series 1 Term BBB Advance

•                  £509,614,731 Series 2 Term AAA Advance

•                  £17,666,644 Series 2 Term AA Advance

•                  £17,666,644 Series 2 Term BBB Advance

•                  £748,299,320 Series 3 Term AAA Advance

•                  £26,190,476 Series 3 Term AA Advance

•                  £26,190,476 Series 3 Term BBB Advance

This annual report on Form 20-F further relates to Funding 1’s interest in the mortgages trust, comprising, among other things, the initial portfolio of loans and their related security assigned to Permanent Mortgages Trustee Limited (the “mortgages trustee”) by Halifax plc (the “seller”) on June 14, 2002 (the “closing date”), any new loans and their new related security assigned to the mortgages trustee by the seller after the closing date, any increase in the outstanding principal balance of a loan due to the borrower taking payment holidays or making underpayments under a loan or a borrower making a drawing under any flexible loan, any interest, principal and other amounts (excluding third party amounts) paid by borrowers on their loans and their related security, the rights under the insurance policies that are assigned to the mortgages trustee or of which the mortgages trustee has the benefit, and amounts on deposit and interest earned on the mortgages trustee guaranteed investment contract.  The mortgages trustee guaranteed investment contract, or GIC, account is the bank account in which the mortgages trustee holds any cash that is part of the trust property until it is distributed to the beneficiaries.  Any actual losses in relation to the loans, any actual reductions occurring in respect of the loans and distributions of principal made from time to time to the beneficiaries or the mortgages trust will be deducted from the trust property. The composition of the trust property will fluctuate as drawings under flexible loans and new loans are added and as the loans that were previously part of the trust property are repaid, mature, default or are repurchased by the seller.

On December 31, 2002, U.S. Bank National Association acquired the corporate trust business of State Street Bank and Trust Company, the note trustee and the security trustee under the issuer deed of charge and the Funding 1 deed of charge.  State Street Bank and Trust Company subsequently appointed U.S. Bank National Association co-note trustee and co-security trustee. On March 31, 2003,

State Street Bank and Trust Company and U.S. Bank National Association gave notice of their retirement as co-note trustees and co-security trustees, which will become effective when a replacement note trustee and security trustee are appointed.  See “Item 14 — Material Modifications to the Rights of Security Holders and Use of Proceeds”.

Certain terms used herein and not defined have the same meaning ascribed to such terms in the Registration Statement filed on Form S-11 (the “Registration Statement”) relating to the securities (file number 333-88874).

Certain items in Form 20-F are not applicable to annual reports filed on Form 20-F.  Therefore, as used in this filing, “Not applicable to annual reports filed on Form 20-F” means that the response to the referenced item is omitted in reliance on the instructions to Form 20-F published by the United States Securities and Exchange Commission (the “SEC”) as of the date of this annual report that specifically state that the item is inapplicable to annual reports filed on Form 20-F.

Certain items in Form 20-F are not applicable to the issuer, Funding 1 or the mortgages trustee.  Therefore, as used in this filing, “Not Applicable” means the response to the reference item is omitted in reliance on the procedures outlined in numerous no-action letters issued by the staff of the SEC with respect to issuers of substantially similar asset-backed securities that file annual reports on Form 10-K, or that the referenced item is otherwise not applicable.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements including, but not limited to, statements made under the “Risk Factors” section.  These forward-looking statements can be identified by the use of forward-looking terminology, such as the words “believes”, “expects”, “may”, “intends”, “should” or “anticipates”, or the negative or other variations of those terms.  These statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results and performance of the issuer notes, the seller or the UK residential mortgage industry to differ materially from any future results or performance expressed or implied in the forward-looking statements.  These risks, uncertainties and other factors include, among others: general economic and business conditions in the UK; currency exchange and interest fluctuations; government, statutory, regulatory or administrative initiatives affecting the seller, changes in business strategy, lending practices or customer relationships and other factors that may be referred to in this annual report.

Some of the most significant of these risks, uncertainties and other factors are discussed in the section of this annual report entitled “Risk Factors”. Investors are encouraged to carefully consider those factors prior to making an investment decision regarding the issuer notes.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Each of the issuer, Funding 1 and the mortgages trustee incorporates by reference its periodic filings on Form 6-K, which contain all financial information relating to the securities relevant to the holders of the issuer notes.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable to annual reports filed on Form 20-F.

Item 2.  Offer Statistics and Expected Timetable

Not applicable to annual reports filed on Form 20-F.

Item 3.  Key Information

A.            Selected Financial Data

Each of the issuer, Funding 1 and the mortgages trustee incorporates by reference and attaches hereto as exhibits the following reports, filed on Form 6-K, which include all financial information relating to the securities that is relevant to holders of the issuer notes:

•                  Investor’s Report for the month of June 2002

•                  Investor’s Report for the month of July 2002

•                  Investor’s Report for the month of August 2002

•                  Investor’s Report for the month of September 2002

•                  Investor’s Report for the month of October 2002

•                  Investor’s Report for the month of November 2002

•                  Investor’s Report for the month of December 2002

B.            Capitalization and Indebtedness

Not applicable to annual reports filed on Form 20-F.

C.            Reasons for the Offer and Use of Proceeds

Not applicable to annual reports filed on Form 20-F.

D.            Risk Factors

This section describes the principal risk factors associated with an investment in the issuer notes. Investors considering purchasing the issuer notes should carefully read and think about all the information contained in this document, including the risk factors set out here, prior to making any investment decision.

Noteholders cannot rely on any person other than the issuer to make payments on the issuer notes

The issuer notes do not represent an obligation and are not the responsibility of any of Halifax plc or any of its affiliates, underwriters, managers, the mortgages trustee, the note trustee or any other party to the transaction other than the issuer.

The issuer has a limited set of resources available to it to make payments on the issuer notes

The issuer’s ability to make payments of principal and interest on the issuer notes and to pay its operating and administrative expenses will depend primarily on the funds being received under the issuer intercompany loan.  In addition, the issuer will rely on the issuer dollar currency swaps and the issuer euro currency swap to provide payments on the issuer notes denominated in US dollars and euro, respectively.  Noteholders should note that there is no liquidity facility directly available to the issuer, although Funding 1 has the benefit of a liquidity facility to pay interest on the issuer term advances corresponding to the issuer notes and to pay principal on the class A issuer notes other than the series 4 class A2 issuer notes.  The ability of Funding 1 to draw on the Funding 1 liquidity facility is subject to satisfying certain conditions precedent. In addition, if new issuers are established, each new issuer will have an indirect interest in the Funding 1 liquidity facility (which will be available to meet interest and principal obligations of Funding 1 to new issuers, subject to certain conditions precedent).  If a drawing is made under the Funding 1 liquidity facility to enable Funding 1 to meet its obligations to new issuers, then that may affect the amount of funds available to Funding 1 to meet its obligations to the issuer.

The issuer will not have any other significant sources of funds available to meet its obligations under the issuer notes and/or any other payments ranking in priority to the issuer notes.

Funding 1 is not obliged to make payments on the issuer term advances if it does not have enough money to do so, which could adversely affect payments on the issuer notes

Funding 1’s ability to pay amounts due on the issuer term advances will depend upon:

•                  Funding 1 receiving enough funds from its entitlement to the trust property on or before each Funding 1 interest payment date;

•                  Funding 1 receiving the required funds from the Funding 1 swap provider;

•                  the amount of funds credited to the reserve fund;

•                  Funding 1 making drawings as permitted under the Funding 1 liquidity facility; and

•                  the allocation of funds between the issuer term advances and any new term advances.

According to the terms of the mortgages trust deed, the mortgages trustee is obliged to pay to Funding 1 the Funding 1 share percentage of revenue receipts on the loans by crediting those amounts to the Funding 1 GIC account on each distribution date.  The mortgages trustee is obliged to pay Funding 1 principal receipts on the loans by crediting those amounts to the Funding 1 GIC account as and when required pursuant to the terms of the mortgages trust deed.

Funding 1 will be obliged to pay revenue receipts due to the issuer under the issuer intercompany loan only to the extent that it has revenue receipts left over after making payments ranking in priority to the issuer, such as payments of certain fees and expenses of Funding 1 and payments on certain higher ranking new term advances under new intercompany loans.

Funding 1 will be obliged to pay principal receipts due to the issuer under the issuer intercompany loan only to the extent that it has principal receipts available for that purpose after repaying amounts ranking in priority to the issuer (including repaying any higher ranking new term advances).

If there is a shortfall between the amounts payable by Funding 1 to the issuer under the issuer intercompany loan agreement and the amounts payable by the issuer on the issuer notes, the noteholders may, depending on what other sources of funds are available to the issuer and to Funding 1, not receive the full amount of interest and/or principal which would otherwise be due and payable on the issuer notes.

Failure by Funding 1 to meet its obligations under the issuer intercompany loan agreement would adversely affect payments on the issuer notes

If Funding 1 does not make payments due and payable on the issuer intercompany loan, then the issuer may not have enough money to make payments on the issuer notes, and in addition the issuer will have only limited recourse to the assets of Funding 1.  If Funding 1 does not pay amounts under the issuer intercompany loan because it does not have enough money available, those amounts will be deemed not to be due and payable, so there will not be an event of default under the issuer intercompany loan, and the issuer will not have recourse to the assets of Funding 1 in that instance.

On the final repayment date of the issuer intercompany loan any outstanding amounts in respect of the issuer term AA advances and the issuer term BBB advances will be extinguished, which would cause a loss on any class B issuer notes and any class C issuer notes still outstanding

The transaction has been structured in the expectation that on the final repayment date of the issuer intercompany loan in June 2042, the interest and principal due and payable on the issuer term AA advances and the issuer term BBB advances will be in an amount equal to the sum available to pay all outstanding interest and/or principal (including interest and/or principal deferred and unpaid) on the issuer term AA advances and the issuer term BBB advances (after paying amounts of a higher order of priority as required by the Funding 1 priority of payments).

If there is a shortfall between the amount available to pay the interest and/or principal and the amount required to pay all outstanding interest and/or principal on the issuer term AA advances and the issuer term BBB advances, then the shortfall will be deemed to be not due and payable under the issuer intercompany loan agreement and the issuer will not have any claim against Funding 1 for the shortfall.

If there is a shortfall in interest and/or principal payments under the issuer intercompany loan agreement, the noteholders may not receive the full amount of interest and/or principal which would otherwise be due and payable on the class B issuer notes or the class C issuer notes outstanding.

Enforcement of the issuer security is the only remedy for a default in the issuer’s obligations, and the proceeds of that enforcement may not be enough to make payments on the issuer notes

The only remedy for recovering amounts on the issuer notes is through the enforcement of the issuer security.  The issuer has no recourse to the assets of Funding 1 unless Funding 1 has also defaulted on its obligations under the issuer intercompany loan and the Funding 1 security has been enforced.

If the security created as required by the issuer deed of charge is enforced, the proceeds of enforcement may be insufficient to pay all principal and interest due on the issuer notes.

The transaction has been structured in the expectation that the series 1 issuer notes will be redeemed before the series 2 issuer notes and so on

The transaction has been structured in the expectation that:

•                  the series 1 issuer notes will be redeemed in full prior to the redemption of the series 2 issuer notes, the series 3 issuer notes and the series 4 issuer notes;

•                  the series 2 issuer notes will be redeemed in full prior to the redemption of the series 3 issuer notes and the series 4 issuer notes;

•                  the series 3 issuer notes will be redeemed in full prior to the redemption of the series 4 issuer notes; and

•                  the series 4 class A1 issuer notes will be redeemed in full prior to the redemption of the series 4 class A2 issuer notes.

This means, among other things, that the series 1 class B issuer notes and the series 1 class C issuer notes are expected to be redeemed before the series 2 class A issuer notes, the series 3 class A issuer notes and the series 4 class A issuer notes, even though the series 2 class A issuer notes, the series 3 class A issuer notes and the series 4 class A issuer notes have a higher rating that the series 1 class B issuer notes and the series 1 class C issuer notes.  Similarly, the series 2 class B issuer notes and the series 2 class C issuer notes are expected to be redeemed before the series 3 class A issuer notes and the series 4 class A issuer notes.

However, there is no assurance that the series 1 issuer notes will be redeemed in full before the series 2 issuer notes, the series 3 issuer notes and the series 4 issuer notes or that the series 2 issuer notes will be redeemed in full before the series 3 issuer notes and the series 4 issuer notes or that the series 3 issuer notes will be redeemed in full before the series 4 issuer notes or that the series 4 class A1 issuer notes will be redeemed in full before the series 4 class A2 issuer notes.  In each case, redemption of the issuer notes is ultimately dependent on, among other things, repayment and redemptions on the loans and on the term advance rating of the issuer term advances.

Further, if on any interest payment date, amounts are due and payable in respect of the class A issuer notes of any series and amounts are payable in respect of the class B issuer notes of any series and/or the class C issuer notes of any series, then payments of principal will be made on the class A issuer notes in priority to payments of principal on the class B issuer Notes and the class C issuer notes.  Similarly, if on any interest payment date, amounts are payable in respect of the class B issuer notes of any series and the class C issuer notes of any series, then payments of principal will be made on the class B issuer notes in priority to payments of principal on the class C issuer notes.

There may be conflicts between the noteholders’ interests and the interests of any of the issuer’s other secured creditors, and the interests of those secured creditors may prevail over the noteholders’ interests

The issuer deed of charge requires the security trustee to consider the interests of each of the issuer secured creditors in the exercise of all of its powers, trusts, authorities, duties and discretions, but requires the security trustee, in the event of a conflict between the noteholders’ interests and the interests of any of the other issuer secured creditors, to consider only the noteholders’ interests.  In certain circumstances, the security trustee can make amendments to the documents without the noteholders’ prior consent.

The security trustee may agree modifications to the issuer transaction documents without the noteholders’ prior consent, which may adversely affect the noteholders’ interests

Pursuant to the terms of the Funding 1 deed of charge and the issuer deed of charge, the security trustee may, without the consent or sanction of Funding 1’s secured creditors or the issuer’s secured creditors, concur with any person in making or sanctioning any modifications to the transaction documents:

•                  which in the opinion of the security trustee it may be expedient to make, provided that the security trustee is of the opinion that the modification will not be materially prejudicial to the interests of the secured creditors or, if it is not of that opinion in relation to any secured creditor, the secured creditor has given its written consent to the modification; or

•                  which in the opinion of the security trustee is made to correct a manifest error or is of a formal, minor or technical nature.

The security trustee will be entitled to assume that the exercise of its discretion will not be materially prejudicial to the noteholders’ interests if each of the rating agencies has confirmed that the then current rating by it of the notes would not be adversely affected by such exercise.

In addition, the security trustee will give its consent to any modifications to the mortgage sale agreement, the servicing agreement, the cash management agreement, the Funding 1 deed of charge, the Funding 1 liquidity facility agreement, the Funding 1 swap agreement, the intercompany loan terms and conditions, the bank account agreement and the master definitions and construction schedule, that are requested by Funding 1 or the cash manager, provided that Funding 1 or the cash manager certifies to the security trustee in writing that the modifications are required in order to accommodate:

(i) the addition of new issuers and/or other relevant creditors to the transaction and/or the issuer of new types of notes by new issuers;

(ii) the inclusion of Permanent Funding (No. 2) PLC (“Funding 2”) as a beneficiary of the mortgages trust and/or the issuer of new notes by Funding 2;

(iii) the assignment of new types of loans to the mortgages trustee;

(iv) changes to be made to the reserve fund required amount and/or the manner in which the reserve fund is funded;

(v) changes to be made to the definitions of asset trigger event and non-asset trigger event; and

(vi) the addition of an additional Funding 1 liquidity facility;

and provided further that:

•                  in respect of the matters listed in paragraphs (i), (ii) and (iii), the relevant conditions precedent to, as applicable, the addition of new issuers, the inclusion of Funding 2 as a beneficiary of the mortgages trust or the assignment of new loans to the mortgages trustee, have been satisfied; and

•                  in respect of the matters listed in paragraphs (i) to (vi), the security trustee has received written confirmation from each of the rating agencies that the relevant modifications will not adversely affect the then current ratings of the notes.

The modifications required to give effect to the matters listed in paragraphs (i) to (vi) above may include, inter alia, amendments to the provisions of the Funding 1 deed of charge relating to the application of monies. Accordingly, there can be no assurance that the effect of the modifications to the transaction documents will not ultimately adversely affect the noteholders’ interests. As applicable, any modifications to the documents described above will require the actual consent of the Funding 1 liquidity facility provider, the Funding 1 swap provider and each of the issuer swap providers, such consent not to be unreasonably withheld and to be deemed given if no response (affirmative or negative) is given within ten business days after the request for consent is sent to each party.

There may be a conflict between the interests of the holders of class A issuer notes, the holders of class B issuer notes and the holders of class C issuer notes, and the interests of one class of noteholders may prevail over the interests of other classes of noteholders

The issuer trust deed and the terms of the issuer notes provide that the note trustee is to have regard to the interests of the holders of all the classes of issuer notes. There may be circumstances, however, where the interests of one class of noteholders conflict with the interests of another class or classes of noteholders. The issuer trust deed and the terms of the issuer notes provide that where, in the opinion of the note trustee, there is a conflict, then:

•                  the note trustee is to have regard only to the interests of the class A noteholders in the event of a conflict between the interests of the class A noteholders on the one hand and the class B noteholders and the class C noteholders on the other hand; and

•                  the note trustee is to have regard only to the interests of the class B noteholders in the event of a conflict between the interests of the class B noteholders on the one hand and the class C noteholders on the other hand.

There may be a conflict between the interests of the holders of each series of the class A issuer notes, the holders of each series of the class B issuer notes and the holders of each series of the class C issuer notes, and the interests of one series of noteholders may prevail over the interests of other series of noteholders

There may also be circumstances where the interests of the class A noteholders of one series of the issuer notes conflict with the interests of the class A noteholders of another series of the issuer notes.  Similarly, there may be circumstances where the interests of the class B noteholders of one series of the issuer notes conflict with the interests of the class B noteholders of another series of the issuer notes or the interests of the class C noteholders of one series of the issuer notes conflict with the interests of the class C noteholders of another series of the issuer notes.

The issuer trust deed and the terms of the issuer notes will provide that where, in the sole opinion of the note trustee, there is a conflict, then a resolution directing the note trustee to take any action must be passed at separate meetings of the holders of each series of the class A issuer notes, or, as applicable, each series of the class B issuer notes or each series of the class C issuer notes.  A resolution may only be passed at a single meeting of noteholders of each series of the relevant class if the note trustee is, in its absolute discretion, satisfied that there is no conflict between them.

Similar provisions will apply in relation to requests in writing from holders of a specified percentage of the principal amount outstanding of the issuer notes of each class within each series (the principal amount outstanding being converted into sterling for the purposes of making the calculation).  Noteholders should note that as a result of repayments of principal first to the series 1 issuer notes, then to the series 2 issuer notes and to the series 3 issuer notes and then to the series 4 issuer notes, the principal amount outstanding of each series of the issuer notes will change after the closing date.

Permanent Holdings Limited (“Holdings”) has established another company, Funding 2, which may become an additional beneficiary under the mortgages trust

Holdings has established a new entity, Funding 2, which may issue new notes from time to time and use the proceeds to pay for a direct interest in the trust property rather than lending the proceeds to Funding 1.  Simultaneously with the acquisition by Funding 2 of an interest in the trust property, the seller and Funding 1, as existing beneficiaries of the mortgages trust, would be required to agree to a decrease in their beneficial interests in the trust property (which would require a partial release of security by Funding 1 over its share in the trust property).

The seller, Funding 1 and Funding 2 would each have a joint and undivided interest in the trust property but their entitlement to the proceeds from the trust property would be in proportion to their respective shares of the trust property.  On each distribution date the mortgages trustee would distribute interest and principal receipts to one, two or all three beneficiaries, depending on the terms of the mortgages trust.

It is anticipated that Funding 2 will issue notes directly to investors from time to time backed by its share of the trust property.  Noteholders would not have a direct or indirect interest in Funding 2’s share of the trust property.

Amendments would be made to a number of the issuer transaction documents as a result of the inclusion of Funding 2 as a beneficiary of the mortgages trust.  In particular (but without limitation), amendments would be made to:

•                  the mortgage sale agreement to enable the purchase by Funding 2 of interests in the trust property;

•                  the mortgages trust deed (i) to establish Funding 2 as a beneficiary of the trust, (ii) to enable the acquisition by Funding 2 of an interest in the trust property from time to time (and vice versa) and (iii) to regulate the distribution of interest and principal receipts in the trust property to Funding 2 and the other beneficiaries; and

•                  the cash management agreement to regulate the application of monies to Funding 2.

There may be conflicts of interest between Funding 1 and Funding 2, in which case it is expected that the mortgages trustee will follow the directions given by the relevant beneficiary (excluding the seller) that has the largest share of the trust property at that time.  The interests of Funding 1 may not prevail, which may adversely affect the noteholders’ interests.

Noteholders’ prior consent to the inclusion of Funding 2 as a beneficiary of the mortgages trust and the subsequent amendments to the documents and/or release of security by Funding 1 will not be obtained. Before becoming a beneficiary of the mortgages trust, however, Funding 2 will be required to satisfy a number of conditions, including:

•                  obtaining a written confirmation from each of the rating agencies that the then current ratings of the notes outstanding at that time will not be adversely affected as a result of Funding 2 becoming a beneficiary of the mortgages trust;

•                  providing written certification to the security trustee that no event of default under any of Funding 1’s intercompany loan agreements outstanding at that time has occurred which has not been remedied or waived and no event of default will occur as a result of Funding 2 becoming a beneficiary of the mortgages trust; and

•                  providing written certification to the security trustee that no principal deficiency is recorded on the principal deficiency ledger in relation to Funding 1’s term advances that are outstanding at that time.

There can be no assurance that the inclusion of Funding 2 as a beneficiary of the mortgages trust would not affect cashflows available to pay amounts due on the noteholders’ issuer notes and therefore adversely affect the noteholders’ interests.

If Funding 1 enters into new intercompany loan agreements, then the new term advances may rank ahead of issuer term advances as to payment, and accordingly new notes may rank ahead of the issuer notes as to payment

It is likely that Holdings will establish new issuers to issue new notes to investors.  The proceeds of each new issue will be used by the new issuer to make a new intercompany loan to Funding 1.  Funding 1 will use the proceeds of the new intercompany loan either to:

•                  pay the seller for new loans and their related security to be assigned to the mortgages trustee;

•                  pay the seller for a portion of the existing seller share of the trust property to be assigned to Funding 1;

•                  refinance an intercompany loan or intercompany loans outstanding at that time (and if the issuer’s intercompany loan to Funding 1 is refinanced, noteholders could be repaid early); and/or

•                  deposit some of those proceeds in the reserve fund.

The order in which Funding 1 pays principal and interest to the issuer on the issuer term advances and to any new issuer on the new term advances will depend primarily on the designated ratings of those term advances.  In general, term advances with the highest term advance rating will be paid ahead of lower rated term advances, subject to their relative scheduled repayment dates.  For example, Funding 1 will pay interest due on the issuer term AAA advances proportionally and equally with the interest due on any new term AAA advances and ahead of payments of interest due on any term advance with a lower term advance rating than AAA (including, for the avoidance of doubt, any issuer term AA advance or issuer term BBB advance).  Similarly, Funding 1 will, in general, repay principal amounts due on the issuer term advances and any new term advances in accordance with their respective term advance ratings, subject to their relative scheduled repayment dates and/or final repayment dates.  For example, principal repayments due on an issuer term AAA advance generally will be made before principal repayments due on a new term AA advance.  This principle is subject to a number of exceptions, however, which are designed primarily to provide some protection that scheduled repayments of principal on the issuer term advances will not materially affect payments of principal on any new term advances, and vice versa.

The term advance ratings designated to the issuer term advances on the closing date will not change even if the ratings assigned to the corresponding classes of the issuer notes change.

The current payment and security priorities of the issuer notes relative to each other as set out in the issuer deed of charge and the issuer cash management agreement will not be affected as a result of an issue of new notes by a new issuer, because that new issue will be separately documented.  However, Funding 1 may be required to repay to a new issuer amounts owing under a new term advance ahead of or in the same order of priority as amounts owing to the issuer on the issuer term advances, depending on the term advance rating, the scheduled repayment date of that new term advance and certain other rules regarding the repayment of principal by Funding 1.  If this is the case, then the relevant new noteholders will be paid before the noteholders.

If Holdings establishes new issuers to make new intercompany loans to Funding 1, the noteholders will not have any right of prior review or consent with respect to those new intercompany loans or the corresponding issuance by new issuers of new notes.  Similarly, the terms of the Funding 1 transaction documents (including the mortgage sale agreement, the mortgages trust deed, the Funding 1 deed of charge, the definitions of the trigger events, the criteria for the assignment of new loans to the mortgages trustee and the amount available to be drawn under the Funding 1 liquidity facility) may be amended to reflect the new issue.  Noteholders’ consent to these changes will not be required. There can be no assurance that these changes will not affect the cashflows available to pay amounts due on the issuer notes.

Before issuing new notes, however, a new issuer will be required to satisfy a number of conditions, including:

•                  obtaining a written confirmation from each of the rating agencies that the then current ratings of the notes outstanding at that time will not be adversely affected because of the new issue;

•                  providing written certification to the security trustee that no event of default under any of the intercompany loan agreements outstanding at that time has occurred which has not been remedied or waived and no event of default will occur as a result of the issue of the new notes; and

•                  providing written certification to the security trustee that no principal deficiency is recorded on the principal deficiency ledger in relation to the term advances outstanding at that time.

Other creditors will share in the same security granted by Funding 1 to the issuer, and this may adversely affect payments on the issuer notes

If Funding 1 enters into a new intercompany loan agreement, then if required it will also enter into a new start-up loan agreement with new start-up loan providers and the security trustee.  If required by the rating agencies, Funding 1 will use part of the proceeds of the new start-up loan to fund further the existing reserve funds.

Similarly, if necessary, Funding 1 will also enter into a new Funding 1 swap with either the Funding 1 swap provider or a new Funding 1 swap provider and the security trustee.

The new issuer, any new start-up loan provider and any new Funding 1 swap provider will become party to the Funding 1 deed of charge and will be entitled to share in the security granted by Funding 1 for its benefit (and the benefit of the other Funding 1 secured creditors) under the Funding 1 deed of charge.  In addition, the liabilities owed to the Funding 1 liquidity facility provider and the Funding 1 swap provider which are secured by the Funding 1 deed of charge may increase each time that Funding 1 enters into a new intercompany loan agreement.  Those factors could ultimately cause a reduction in the payments noteholders receive on the issuer notes.  Noteholders’ consent to the requisite changes to the transition documents will not be obtained.

There may be conflicts between the issuer and any new issuers, and the issuer’s interests may not prevail, which may adversely affect payments on the issuer notes

The security trustee will exercise its rights under the Funding 1 deed of charge only in accordance with directions given by the issuers (which could be the issuer and, if Funding 1 enters into new intercompany loans, any new issuer) that have the highest-ranking outstanding term advances, provided that the security trustee is indemnified and/or secured to its satisfaction.

If the security trustee receives conflicting directions, it will follow the directions given by the relevant issuers representing the largest principal amount outstanding of relevant term advances.  If the issuer is not in the group representing that largest principal amount, then its interests may not prevail.  This could ultimately cause a reduction in the payments the noteholders receive on the issuer notes.

As new loans are assigned to the mortgages trustee, the characteristics of the trust property may change from those existing at the closing date, and those changes may adversely affect payments on the issuer notes

There is no guarantee that any new loans assigned to the mortgages trustee will have the same characteristics as the loans in the initial portfolio as of the closing date.  In particular, new loans may have different payment characteristics than the loans in the initial portfolio as of the closing date.  The ultimate effect of this could be to delay or reduce the payments the noteholders receive on the issuer notes.

The yield to maturity of the issuer notes may be adversely affected by prepayments or redemptions on the loans

The yield to maturity of the issuer notes of each class will depend mostly on (a) the amount and timing of payment of principal on the loans and (b) the price paid by noteholders of each class of issuer notes.  The yield to maturity of the issuer notes of each class may be adversely affected by a higher or lower than anticipated rate of prepayments on the loans.

No assurance can be given that Funding 1 will accumulate sufficient funds during the cash accumulation period relating to the issuer series 2 term AAA advance, the issuer series 3 term AAA advance or the issuer series 4A1 term AAA advance to enable it to repay these issuer bullet term advances to the issuer so that the corresponding classes of issuer notes will be redeemed in their entirety on their scheduled redemption dates.

During the cash accumulation period for the issuer bullet term advances, repayments of principal will only be made on the issuer series 4A2 term AAA advance, the issuer term AA advances or the issuer term BBB advances that are due and payable if the quarterly CPR of the loans in the trust property is greater than 15 percent and certain other conditions are met.  This means that there may be no corresponding repayments of principal on the class B issuer notes or the class C issuer notes.

The extent to which sufficient funds are saved by Funding 1 during a cash accumulation period or received by it from its share in the mortgages trust on a scheduled repayment date will depend on whether the actual principal prepayment rate of the loans is the same as the assumed principal prepayment rate.  If Funding 1 is not able to save enough money during a cash accumulation period or does not receive enough money from its share in the mortgages trust on a scheduled repayment date to repay the relevant issuer bullet term advance (and if it is unable to make a drawing on the Funding 1 liquidity facility or the reserve fund to make good the shortfall) so that the issuer can redeem the class A issuer notes of the corresponding series on their respective scheduled redemption date(s), then Funding 1 will be required to pay to the issuer on those scheduled redemption dates only the amount that it has actually saved or received.  Any shortfall will be deferred and paid on subsequent Funding 1 interest payment dates when Funding 1 has money available to make the payment.  In these circumstances, unless Funding 1 is able to make a drawing on the Funding 1 liquidity facility, there will be a variation in the yield to maturity of the relevant class of issuer notes.

The issuer’s ability to redeem the series 1 class A issuer notes, series 2 class A issuer notes and/or the series 3 class A issuer notes and/or the series 4 class A1 issuer notes on their scheduled redemption dates is affected by the rate of prepayment on the loans

The rate of prepayment of loans is influenced by a wide variety of economic, social and other factors, including prevailing mortgage market interest rates, the availability of alternative financing programs, local and regional economic conditions and homeowner mobility.  For instance, prepayments on the loans may be due to borrowers refinancing their loans and sales of properties by borrowers (either voluntarily or as a result of enforcement action taken).  In addition, if the seller is required to repurchase a loan or loans under a mortgage account and their related security because, for example, one of the loans does not comply with the loan warranties in the mortgage sale agreement, then the payment received by the mortgages trustee will have the same effect as a prepayment of all of the loans under the mortgage account.  Because these factors are not within its control or the control of Funding 1 or the mortgages trustee, the issuer cannot give any assurances as to the level of prepayments that the portfolio may experience.

Variation in the rate of prepayments of principal on the loans may affect each class of the issuer notes differently depending upon amounts already repaid by Funding 1 to the issuer under the issuer intercompany loan and whether a trigger event has occurred, or a loan is subject to a product switch or a further advance or the security granted by the issuer under the issuer deed of charge has been enforced.  If prepayments on the loans occur less frequently than anticipated, then there may not be sufficient funds available to redeem the series 1 class A issuer notes, series 2 class A issuer notes and/or the series 3 class A issuer notes and/or the series 4 class A1 issuer notes in full on their respective scheduled redemption dates.

The seller may change the lending criteria relating to loans that are subsequently assigned to the mortgages trustee, which could affect the characteristics of the trust property and which may adversely affect payments on the issuer notes

Each of the loans was originated in accordance with the seller’s lending criteria at the time of origination.  These lending criteria consider a variety of factors such as a potential borrower’s credit history, employment history and status and repayment ability, as well as the value of the property to be mortgaged.  In the event of the assignment of any new loans and new related security to the mortgages trustee, the seller will warrant that those new loans and new related security were originated in accordance with the seller’s lending criteria at the time of their origination.  However, the seller retains the right to revise its lending criteria as determined from time to time, and so the lending criteria applicable to any loan at the time of its origination may not be or have been the same as those when other loans were originated.  If new loans that have been originated under revised lending criteria are assigned to the mortgages trustee, the characteristics of the trust property could change.  This could lead to a delay or a reduction in the payments received on the issuer notes.

The seller has adopted procedures relating to investigations and searches for remortgages which could affect the characteristics of the trust property and which may adversely affect payments on the issuer notes

The seller does not require a solicitor or licensed conveyancer to conduct a full investigation of the title to a property in all cases.  Where the borrower is remortgaging there will be a limited investigation to carry out some but not all of the searches and investigations which would normally be carried out in England and Wales by a solicitor conducting a full investigation of the title to a property.  Properties which have undergone such a limited investigation may be subject to matters which would have been revealed by a full investigation of title and which may have been remedied or, if incapable of remedy, may have resulted in the properties not being accepted as security for a loan had the matters been revealed, though to mitigate against this risk search indemnity insurance is obtained in respect of the properties.  The introduction of loans secured by the properties into the trust property could result in a change of the characteristics of the trust property.  This could lead to a delay or a reduction in the payments received on the issuer notes.

The timing and amount of payments on the loans could be affected by various factors that may adversely affect payments on the issuer notes

The loans are affected by credit, liquidity and interest rate risks.  Various factors influence mortgage delinquency rates, prepayment rates, repossession frequency and the ultimate payment of interest and principal, such as changes in the national or international economic climate, regional economic or housing conditions, changes in tax laws, interest rates, inflation, the availability of financing, yields on alternative investments, political developments and government policies.  Other factors in borrowers’ individual, personal or financial circumstances may affect the ability of borrowers to repay loans.  Loss of earnings, illness, divorce and other similar factors may lead to an increase in delinquencies by and bankruptcies of borrowers, and could ultimately have an adverse impact on the ability of borrowers to repay loans.

In addition, the ability of a borrower to sell a property given as security for a loan at a price sufficient to repay the amounts outstanding under the loan will depend upon a number of factors, including the availability of buyers for that property, the value of that property and property values in general at the time.

In addition, the mortgage loan industry in the United Kingdom is highly competitive.  This competitive environment may affect the rate at which the seller originates new loans and may also affect the level of attrition of the seller’s existing borrowers.

The principal source of income for repayment of the issuer notes by the issuer is the issuer intercompany loan.  The principal source of income for repayment by Funding 1 of the issuer intercompany loan is its interest in the loans held on trust by the mortgages trustee for Funding 1 and the seller.  If the timing and payment of the loans is adversely affected by any of the risks described in this section, the payments on the issuer notes could be reduced or delayed.

The occurrence of trigger events and enforcement of the issuer security may adversely affect the scheduled redemption dates of the series 1 class A issuer notes, series 2 class A issuer notes, series 3 class A issuer notes and/or series 4 class A1 issuer notes

If no trigger event has occurred and the issuer security has not been enforced in accordance with the terms of the issuer deed of charge, then payments of principal will not occur on the series 1 class A issuer notes, series 2 class A issuer notes and/or series 3 class A issuer notes and/or series 4 class A1 issuer notes before their respective scheduled redemption dates.

If a trigger event occurs or the issuer security is enforced in accordance with the issuer deed of charge prior to the scheduled redemption dates for the series 1 class A issuer notes, series 2 class A issuer notes and/or series 3 class A issuer notes and/or series 4 class A1 issuer notes, then the relevant classes of issuer notes outstanding will not be repaid on their scheduled redemption dates but will be repaid on each interest payment date from monies received from Funding 1 on the issuer term AAA advances of the corresponding series as described in the following three risk factors.

If an asset trigger event occurs, any series 1 class A issuer notes, series 2 class A issuer notes, series 3 class A issuer notes, and/or series 4 class A1 issuer notes then outstanding will not be repaid on their scheduled redemption dates

When an asset trigger event has occurred, the mortgages trustee will distribute principal receipts on the loans to Funding 1 and the seller proportionally and equally based on their percentage shares of the trust property (that is, the Funding 1 share percentage and the seller share percentage).  When an asset trigger event has occurred, Funding 1 will repay (after making requisite payments to the Funding 1 liquidity facility provider and to replenish the reserve fund):

first, the issuer term AAA advances of each series proportionally and equally, until all of those term AAA term advances are fully repaid;

second, the issuer term AA advances of each series proportionally and equally, until all of those term AA term advances are fully repaid; and

third, the issuer term BBB advances of each series proportionally and equally, until all of those term BBB term advances are fully repaid, until all of those term BBB term advances are fully repaid.

This order of priority of payments may change if Funding 1 enters into new intercompany loan agreements and if an issuer’s security is enforced.  If an asset trigger event occurs, any series 1 class A issuer notes, series 2 class A issuer notes and/or series 3 class A issuer notes and/or series 4 class Al issuer notes then outstanding will not be repaid on their scheduled redemption dates, and there is also a risk that they will not be repaid by their final maturity dates.

If a non-asset trigger event occurs, any series 1 class A issuer notes, series 2 class A issuer notes, series 3 class A issuer notes and/or series 4 class A1 issuer notes then outstanding will not be repaid on their scheduled redemption dates

If a non-asset trigger event has occurred, the mortgages trustee will distribute all principal receipts to Funding 1 until the Funding 1 share percentage of the trust property is zero.  When a non-asset trigger event has occurred, Funding 1 will repay (after making requisite payments to the Funding 1 liquidity facility provider and to replenish the reserve fund):

first, the issuer series 1 term AAA advance until the issuer series 1 term AAA advance is fully repaid;

then, the issuer series 2 term AAA advance until the issuer series 2 term AAA advance is fully repaid;

then, the issuer series 3 term AAA advance until the issuer series 3 term AAA advance is fully repaid;

then, the issuer series 4A1 term AAA advance until the issuer series 4A1 term AAA advance is fully repaid;

then, the issuer series 4A2 term AAA advance until the issuer series 4A2 term AAA advance is fully repaid;

then, the issuer term AA advances until all of those issuer term AA advances are fully repaid; and

finally, the issuer term BBB advances until all of those issuer term BBB advances are fully repaid.

This order of priority of payments will change if Funding 1 enters into new intercompany loan agreements and if an issuer’s security is enforced.  If a non-asset trigger event occurs, any series 1 class A issuer notes, series 2 class A issuer notes, series 3 class A issuer notes and/or series 4 class A1 issuer notes then outstanding will not be repaid on their scheduled redemption dates.

If the issuer security is enforced, any series 1 class A issuer notes, series 2 class A issuer notes, series 3 class A issuer notes and/or series 4 class A1 issuer notes then outstanding will not be repaid on their scheduled redemption dates

If the issuer security is enforced, then the mortgages trustee will distribute funds as required under the terms of the transaction agreements.  In these circumstances, any series 1 class A issuer notes, series 2 class A issuer notes, series 3 class A issuer notes and/or series 4 class A1 issuer notes then outstanding will not be repaid on their scheduled redemption dates and there is also a risk that those class A issuer notes may not be repaid by their final maturity dates.

Loans subject to further advances will be repurchased by the seller from the mortgages trustee, which will affect the prepayment rate of the loans, and this may affect the yield to maturity of the issuer notes

If the servicer at its discretion decides to grant a borrower a further advance under a loan which has been assigned to the mortgages trustee, then the seller will be required to repurchase that loan under the relevant mortgage account and its related security from the mortgages trustee save for any loan in arrears at a price equal to the outstanding principal balance of those loans together with any accrued and unpaid interest and expenses to the date of purchase.  The yield to maturity of the issuer notes may be affected by the repurchase of loans subject to further advances.

In limited circumstances, loans subject to product switches will be repurchased by the seller from the mortgages trustee, which will affect the prepayment rate of the loans, and this may affect the yield to maturity of the issuer notes

Loans subject to product switches will not be repurchased unless on any distribution date, the seller is in breach of the conditions precedent to the sale of new loans to the mortgages trustee.  From and including that date to but excluding the date when those conditions precedent have been satisfied, the seller will be required to repurchase any loans and their related security that are subject to product switches.  The seller will be required to repurchase the relevant loan or loans under the relevant mortgage account and their related security from the mortgages trustee at a price equal to the outstanding principal balance of those loans together with any accrued and unpaid interest and expenses to the date of purchase.

A loan will be subject to a product switch if the borrower and the seller agree on or the servicer offers a variation in the financial terms and conditions applicable to the relevant borrower’s loan, other than:

•                  any variation agreed with a borrower to control or manage arrears on the loan;

•                  any variation to the interest rate as a result of a borrower being linked to HVR 2;

•                  any variation in the maturity date of the loan unless, while the issuer intercompany loan is outstanding, it is extended beyond June 2040;

•                  any variation imposed by statute;

•                  any variation of the rate of interest payable in respect of the loan where that rate is offered to the borrowers of more than 10 percent by outstanding principal amount of loans comprised in the trust property in any interest period; or

•                  any variation in the frequency with which the interest payable in respect of the loan is charged.

The yield to maturity of the issuer notes may be affected by the repurchase of loans subject to product switches.

Ratings assigned to the issuer notes may be lowered or withdrawn after the noteholders purchase the issuer notes, which may lower the market value of the issuer notes

The ratings assigned to each class of the issuer notes address the likelihood of full and timely payment to the noteholders of all payments of interest on each interest payment date under those classes of the issuer notes.  The ratings also address the likelihood of “ultimate” payment of principal on the final maturity date of each class of the issuer notes.  Any rating agency may lower its rating or withdraw its rating if, in the sole judgment of the rating agency, the credit quality of the issuer notes has declined or is in question.  If any rating assigned to the issuer notes is lowered or withdrawn, the market value of the issuer notes may be reduced and, in the case of the series 1 class A issuer notes, the issuer notes may no longer be eligible for investment by money market funds.

A change to the ratings assigned to each class of the issuer notes will not affect the term advance ratings assigned to each issuer term advance in the intercompany loans.

Subordination of the other note classes may not protect noteholders from all risk of loss

The class B issuer notes and class C issuer notes are subordinated in right of payment of interest to the class A issuer notes.  The class C issuer notes are subordinated in right of payment of interest to the class B issuer notes.  However, the transaction has been structured in the expectation that the series 1 issuer notes will be repaid in full prior to the redemption of the series 2 class A issuer notes, the series 3 class A issuer notes and the series 4 class A issuer notes.

Accordingly, there is no assurance that these subordination rules will protect the holders of class A issuer notes or the holders of class B issuer notes from all risk of loss.

Principal payments on the class B issuer notes, the class C issuer notes and the series 4 class A2 issuer notes will be deferred in some circumstances

Principal repayments on the issuer term AA advances and/or the issuer term BBB advances will be deferred in the following circumstances:

•                  if a principal loss has been recorded on the principal deficiency ledger in respect of any term AA advances or any term BBB advances (whether in respect of the issuer intercompany loan or any new intercompany loan); or

•                  if monies standing to the credit of the reserve fund have been used, on or prior to the relevant Funding 1 interest payment date, for the purposes of curing a principal deficiency in respect of any term AA advances and/or any term BBB advances (whether in respect of the issuer intercompany loan or any new intercompany loan) and the reserve fund has not been replenished by a corresponding amount on the relevant Funding 1 interest payment date; or

•                  if, as at the relevant Funding 1 interest payment date, the total outstanding principal balance of loans in the mortgages trust, in respect of which the aggregate amount in arrears is more than three times the monthly payment then due, is more than five percent of the total outstanding principal balance of loans in the mortgages trust; or

•                  if Funding 1 is accumulating principal during a cash accumulation period to repay the term AAA advances (other than the issuer series 4A2 term AAA advance) and the quarterly CPR of the loans in the trust property is less than or equal to 15 percent.

In these circumstances, the issuer term BBB advances and, as applicable, the issuer term AA advances will not be entitled to principal repayments until the relevant circumstance as described in this risk factor has been remedied (if ever).

In addition, if the circumstance described in the last bullet point above occurs, then payment on the issuer series 4A2 advance will also be deferred.

This means that payments of principal on the class C issuer notes of all series and, as applicable, the class B issuer notes of all series and the series 4 class A2 issuer notes will be deferred until the earlier of the time when the relevant circumstance described in this risk factor has been remedied (if ever) and the maturity date of the relevant issuer notes.

Series 2 issuer notes, series 3 issuer notes and series 4 issuer notes may be subject to risk if the trust property deteriorates after repayment of previous series of the issuer notes

If the loans comprising the trust property do not perform as expected at any time after the repayment in full of the series 1 issuer notes and/or the series 2 issuer notes, then the series 2 issuer notes and/or the series 3 issuer notes and/or the series 4 issuer notes may not be repaid in full.  This risk will not affect the series 1 noteholders.

Noteholders may be subject to exchange rate risks on the series 1 issuer notes, the series 2 issuer notes, the series 3 issuer notes and the series 4 class A1 issuer notes

Repayments of principal and payments of interest on the series 1 issuer notes, the series 2 issuer notes and the series 3 issuer notes will be made in US dollars and on the series 4 class A1 issuer notes will be made in euro, but the issuer term advances made by the issuer to Funding 1 were in sterling, and repayments of principal and payments of interest by Funding 1 to the issuer under the issuer intercompany loan will be in sterling.

To hedge:

•                  its currency exchange rate exposure, including the interest rate exposure connected with that currency exposure; and

•                  the difference in periodicity between quarterly Funding 1 interest payment dates, and the monthly interest payment dates in relation to the series 1 class A issuer notes,

the issuer has entered into the issuer dollar currency swaps for the series 1 issuer notes, the series 2 issuer notes and the series 3 issuer notes with the issuer dollar currency swap provider and the issuer euro currency swap for the series 4 class A1 issuer notes with the issuer euro currency swap provider.

If the issuer fails to make timely payments of amounts due under an issuer swap, then the issuer will have defaulted under that issuer swap.  Each issuer swap provider is obliged only to make payments under an issuer swap as long as the issuer make payments under the same.  If an issuer swap provider is not obliged to make payments, or if it defaults in its obligations to make payments of amounts in US dollars or euro, as applicable, equal to the full amount to be paid by it on the payment dates under the relevant issuer swap (which are the same dates as the interest payment dates in respect of the issuer notes), the issuer will be exposed to changes in US dollar/sterling or euro/sterling currency exchange rates and in the associated interest rates on these currencies.  Unless a replacement issuer swap is entered into, the issuer may have insufficient funds to make payments due on the issuer notes of any class and any series that are then outstanding.

The difference in timing between the issuer’s obligations and the obligations of the series 2 class A issuer dollar currency swap provider and the series 4 class A1 issuer euro currency swap provider could adversely affect payments on the issuer notes

To the extent that it has funds available, on each Funding 1 interest payment date Funding 1 will pay to the issuer interest and, as applicable, principal due on the issuer series 2 term AAA advance and the issuer series 4A1 term AAA advance.  On each interest payment date in relation to its obligations under the series 2 class A issuer swap and the series 4 class A1 issuer swap, the issuer will pay the interest received from Funding 1 to, as applicable, the series 2 issuer swap provider and the series 4 issuer swap provider.  The series 2 issuer swap provider will not be obliged to make any corresponding swap payments to the issuer for up to three months and the series 4 issuer swap provider will not be obliged to make any corresponding swap payments to the issuer for up to nine months until amounts are due from the relevant issuer swap provider on the interest payment date in respect of the series 2 class A issuer notes or the series 4 class A1 issuer notes, as applicable.  These interest payment dates occur semi-annually or annually up to and including the earliest of (i) the interest payment date falling in June 2005 in respect of the series 2 class A issuer notes and the interest payment date falling in June 2007 in respect of the series 4 class A1 issuer notes, (ii) the occurrence of a trigger event or (iii) enforcement of the issuer security, and quarterly on and following the interest payment date occurring immediately thereafter.

If the series 2 issuer swap provider and/or the series 4 issuer swap provider does not meet its payment obligations to the issuer under the relevant issuer swap on any semi-annual or annual interest payment date and the relevant issuer swap provider does not make a termination payment that has become due from it to the issuer, the issuer may have a larger shortfall in funds with which to make interest payments on the issuer notes than if their payment obligations were quarterly and therefore coincidental with the issuer’s payment obligations under those issuer swaps.  Hence, the difference in timing between the issuer’s obligations and the obligations of the relevant issuer swap providers under the series 2 class A issuer swap and the series 4 class A1 issuer swap may affect the issuer’s ability to make payments on the issuer notes of any class and any series.

There may be a delay in payment of interest on the series 1 class A issuer notes on the occurrence of a trigger event or enforcement of the issuer security

After the occurrence of a trigger event or enforcement of the issuer security, the interest payments on the series 1 class A issuer notes will no longer be payable monthly, but will be payable quarterly.  In these circumstances a noteholder will not receive interest under the series 1 class A issuer notes on the expected payment dates.

The mortgages trustee GIC provider or the Funding 1 GIC provider may cease to satisfy certain criteria to provide the mortgages trustee GIC account or the Funding 1 GIC account

The mortgages trustee GIC provider and the Funding 1 GIC provider are required to satisfy certain criteria (including certain criteria and/or permissions set or required by the FSA from time to time) in order to continue to receive deposits in the mortgages trustee GIC account and the Funding 1 GIC account respectively.  If either the mortgages trustee GIC provider or the Funding 1 GIC provider ceases to satisfy those criteria the relevant account would need to be transferred to another entity that does satisfy those criteria.  In these circumstances the new GIC provider may not offer a GIC on terms as favorable as those provided by the mortgages trustee GIC provider or the Funding 1 GIC provider.

Termination payments on the issuer swaps may adversely affect the funds available to make payments on the issuer notes

If any of the issuer swaps terminates, the issuer may as a result be obliged to pay a termination payment to the relevant issuer swap provider.  The amount of the termination payment will be based on the cost of entering into a replacement issuer swap.  Under the issuer intercompany loan agreement, Funding 1 will be required to pay the issuer an amount equal to any termination payment due by the issuer to the relevant issuer swap provider.  Funding 1 will also be obliged to pay the issuer any extra amounts that the issuer may be required to pay to enter into a replacement swap.

The issuer cannot give noteholders any assurance that Funding 1 will have the funds available to make that payment or that the issuer will have sufficient funds available to make any termination payment under any of its issuer swaps or to make subsequent payments to noteholders in respect of the relevant series and class of the issuer notes.  Nor can the issuer give noteholders any assurance that it will be able to enter into a replacement issuer swap, or, if one is entered into, that the credit rating of the replacement issuer swap provider will be sufficiently high to prevent a downgrading of the then current ratings of the issuer notes by the rating agencies.

Except where the relevant issuer swap provider has caused the relevant issuer swap to terminate by its own default, any termination payment due by the issuer will rank equally not only with payments due to the holders of the series and class of the issuer notes to which the relevant swap relates but also with payments due to the holders of any other series and class of the issuer notes to which the relevant swap relates.  Any additional amounts required to be paid by the issuer following termination of the relevant issuer swap (including any extra costs incurred (for example, from entering into “spot” currency or interest rate swaps) if the issuer cannot immediately enter into a replacement swap) will also rank equally not only with payments due to the holders of the series and class of the issuer notes to which the relevant issuer swap relates but also with payments due to the holder of any other series and class of the issuer notes which rank equally with the series and class of the issuer notes to which the relevant swap relates.  Furthermore, any termination payment or additional payment or additional amounts required to be paid by the issuer following termination of an issuer swap will rank ahead of payments due to the holders of any series and class of the issuer notes which ranks below the series and class of the issuer notes to which the relevant issuer swap relates.  Therefore, if the issuer is obliged to make a termination payment to the relevant issuer swap provider or to pay any other additional amount as a result of the termination of the relevant issuer swap, this may affect the funds which the issuer has available to make payments on the issuer notes of any class and any series.

Risks associated with the Funding 1 swap

To provide a hedge against (a) the mortgages trustee variable base rate payable on the variable rate loans, the rates of interest payable on the tracker rate loans and the fixed rates of interest payable on the fixed rate loans; and (b) the rate of interest payable by Funding 1 on the intercompany loans, Funding 1 has entered into the Funding 1 swap agreement.  If Funding 1 fails to make timely payments under the Funding 1 swap, it will have defaulted under the Funding 1 swap.  The Funding 1 swap provider is obliged only to make payments under the Funding 1 swap as long as Funding 1 makes payments under the same.  If the Funding 1 swap provider is not obliged to make payments, or defaults in its obligation to make payments under the Funding 1 swap, Funding 1 will be exposed to the variance between the rates of interest payable on the loans and the rate of interest payable by it under the intercompany loans unless a replacement Funding 1 swap is entered into.  If the Funding 1 swap terminates, Funding 1 may as a result be obliged to pay a termination payment to the Funding 1 swap provider.  Any variance between the rates of interest payable on the loans and the rate of interest payable by Funding 1 under the intercompany loans and any termination payment payable by it to the Funding 1 swap provider may adversely affect the ability of Funding 1 to meet its obligations under the issuer intercompany loan agreement.

Funding 1 will receive interest on the variable rate loans, which is based on HVR 1 or HVR 2.  The payment obligations of Funding 1 under the Funding 1 swap will, among other things, be based on the average of the standard variable mortgage rates or their equivalent charged to existing borrowers on residential mortgage loans as published from time to time, after excluding the highest and the lowest rate, of Abbey National plc, HSBC Bank plc, Lloyds TSB plc, National Westminster Bank Plc, Nationwide Building Society, Northern Rock plc and Woolwich plc (and where those banks have more than one standard variable rate, the highest of those rates).  While it is anticipated that the average rate will broadly track both HVR 1 and HVR 2, the variance between the average rate and HVR 1 and HVR 2 respectively may affect the ability of Funding 1 to meet its payment obligations under the Funding 1 swap agreement.

The issuer relies on third parties to perform services in relation to the issuer notes, and the noteholders may be adversely affected if they fail to perform their obligations

The issuer is a party to contracts with a number of other third parties that have agreed to perform services in relation to the issuer notes.  For example, the issuer swap providers have agreed to provide their swaps, the corporate services provider has agreed to provide corporate services and the paying agents and the agent bank have agreed to provide payment and calculation services in connection with the issuer notes.  In the event that any of these parties were to fail to perform their obligations under the respective agreements to which they are a party, the noteholders may be adversely affected.

The issuer may be unable to pay, in full or at all, interest due on the issuer notes if there is an income or principal deficiency

If, on any Funding 1 interest payment date, revenue receipts available to Funding 1 (including the reserve fund) are insufficient to enable Funding 1 to pay interest on the issuer term advances and any new term advances and other expenses of Funding 1 ranking higher in seniority to interest due on these term advances, then Funding 1 may use principal receipts on the loans received by it in the mortgages trust to make up the shortfall.

Funding 1 will use principal receipts that would have been applied to repay the term advances with the lowest term advance rating to pay interest on those other term advances and senior expenses described in the preceding paragraph where there is a shortfall of monies to pay those amounts.  At the closing date, the relevant term advances with the lowest term advance rating include the issuer term BBB advances.  If Funding 1 uses principal to repay interest and senior expenses in this manner, there will be less principal available to repay the issuer term BBB advances.

Funding 1 will be obliged to keep a ledger that records any principal applied to pay interest and senior expenses.  When the amount recorded on the ledger is equal to the principal amount outstanding of the term BBB advances, then Funding 1 will use principal receipts that would have been applied to repay the term advance with the next lowest ranking term advance rating to pay interest on the term advances and senior expenses where there is a shortfall of money to pay those amounts.  At the closing date, the term advances with the next lowest term advance rating include the issuer term AA advances.  When the amount recorded on the principal deficiency ledger exceeds the principal amount outstanding on the term AA advances, Funding 1 will use principal receipts that would have been applied to repay the term AAA advances to pay those amounts.

During the term of the transaction, however, it is expected that any principal deficiencies will be recouped from subsequent excess revenue receipts and amounts standing to the credit of the reserve fund.  The revenue receipts and the reserve fund monies will be applied first to cover any principal deficiency in respect of the term advances with the highest term advance rating (at the closing date, these include the issuer term AAA advances), and then the term advances with the next highest ranking term advance rating (at the closing date, these include the issuer term AA advances), and so on down to the term advances with the lowest term advance rating.

If there are insufficient funds available because of income or principal deficiencies, then one or more of the following consequences may occur:

•                  the interest and other net income of Funding 1 may not be sufficient, after making the payments to be made in priority, to pay, in full or at all, interest due on the issuer term BBB advances and the issuer term AA advances;

•                  there may be insufficient funds to repay any of the issuer term BBB advances and the issuer term AA advances prior to their final repayment dates unless the other net income of Funding 1 is sufficient, after making other prior ranking payments, to reduce any principal deficiency in respect of the term BBB advances and term AA advances;

•                  if the amount of principal deficiencies exceeds the principal amount outstanding of any of the term advances (and the principal deficiencies cannot be covered by the other income of Funding 1), then the issuer may not receive the full principal amount of any or all of the issuer term advances and, accordingly, the noteholders may not receive the full face value of the class C issuer notes, the class B issuer notes and the class A issuer notes, as the case may be; and/or

•                  the issuer may be unable to pay, in full or at all, interest due on the issuer notes.

The seller share of the trust property does not provide credit enhancement for the issuer notes

Any losses from loans included in the trust property will be allocated to Funding 1 and the seller proportionally on each distribution date in accordance with the Funding 1 share percentage and the seller share percentage of the trust property.  The seller’s share of the trust property therefore does not provide credit enhancement for the Funding 1 share of the trust property or the issuer notes.  Losses on the loans in the trust property are allocated proportionately between the seller and Funding 1 depending on their respective shares in the trust property.

The issuer will only have recourse to the seller if there is a breach of warranty by the seller, but otherwise the seller’s assets will not be available to the issuer as a source of funds to make payments on the issuer notes

After an issuer intercompany loan acceleration notice under the issuer intercompany loan is given, the security trustee may, but shall not be obliged to, sell the Funding 1 share of the trust property.  There is no assurance that a buyer would be found or that a sale would realize enough money to repay amounts due and payable under the issuer intercompany loan agreement.

The issuer, Funding 1 and the mortgages trustee will not have any recourse to the seller of the loans, other than in respect of a breach of warranty under the mortgage sale agreement.

The issuer, Funding 1, the mortgages trustee and the security trustee will not undertake any investigations, searches or other actions on any loan or its related security and each of them will rely instead on the warranties given in the mortgage sale agreement by the seller.

If any of the warranties made by the seller (a) in the case of each loan in the portfolio, was materially untrue on the date the loan was assigned to the mortgages trustee or (b) in the case of each new loan, is materially untrue on the date the new loan is assigned to the mortgages trustee, then the seller will be required to remedy the breach within 20 London business days of the seller becoming aware of the same or of receipt by it of a notice from the mortgages trustee.

If the seller fails to remedy the breach within 20 London business days, then the seller will be required to repurchase the loan or loans under the relevant mortgage account and their related security at their outstanding principal balance as of the date of repurchase together with any arrears of interest and accrued and unpaid interest and expenses.  There can be no assurance that the seller will have the financial resources to repurchase the loan or loans under the relevant mortgage account and their related security.  However, if the seller does not repurchase those loans and their related security when required, then the seller’s share of the trust property will be deemed to be reduced by an amount equal to the principal amount outstanding of those loans together with any arrears of interest and accrued and unpaid interest and expenses.

Other than as described here, neither the noteholders nor the issuer will have any recourse to the assets of the seller.

There can be no assurance that a borrower will repay principal at the end of the term on an interest-only loan, which may adversely affect repayments on the issuer notes

Each loan in the portfolio is repayable either on a principal repayment basis or an interest-only basis.  Of the loans in the portfolio as at January 16, 2003, approximately 47 percent were interest-only loans.  For interest-only loans, because the principal is repaid in a lump sum at the maturity of the loan, the borrower is recommended to have some repayment mechanism such as an investment plan in place to ensure that funds will be available to repay the principal at the end of the term.  However, the seller does not ensure that a repayment mechanism is in place in all cases and does not take security over these repayment mechanisms.  The borrower is also recommended to take out a life insurance policy in relation to the loan but, as with repayment mechanisms, the seller does not take security over these life insurance policies.

The ability of a borrower to repay the principal on an interest-only loan at maturity depends on the borrower’s responsibility to ensure that sufficient funds are available from an investment plan or another source, such as ISAs, pension policies, personal equity plans or endowment policies, as well as the financial condition of the borrower, tax laws and general economic conditions at the time.  There can be no assurance that the borrower will have the funds required to repay the principal at the end of the term.  If a borrower cannot repay the loan and a loss occurs on the loan, then this may affect repayments of principal on the issuer notes if that loss cannot be cured by amounts standing to the credit of the reserve fund or the application of excess Funding 1 available revenue receipts.

There may be risks associated with the fact that the mortgages trustee has no legal title to the mortgages, which may adversely affect payments on the issuer notes

The sale by the seller to the mortgages trustee of the mortgages will take effect in equity only.  This means that legal title to the loans in the trust property remains with the seller, but the mortgages trustee has all the other rights and benefits relating to ownership of each loan and its related security (which rights and benefits are subject to the trust in favor of the beneficiaries).  The mortgages trustee has the right to demand that the seller give it legal title to the loans and the related security in certain circumstances and until then the mortgages trustee will not apply to H.M. Land Registry or the Central Land Charges Registry to register or record its equitable interest in the mortgages.

Because the mortgages trustee has not obtained legal title to the loans or their related security, there are risks, as follows:

•                  first, if the seller wrongly sold a loan to another person which has already been assigned to the mortgages trustee, and that person acted in good faith and did not have notice of the interests of the mortgages trustee or the beneficiaries in the loan, then she or he might obtain good title to the loan, free from the interests of the mortgages trustee and the beneficiaries.  If this occurred then the mortgages trustee would not have good title to the affected loan and its related security and it would not be entitled to payments by a borrower in respect of that loan.  This may affect the ability of the issuer to repay the issuer notes; and

•                  second, the rights of the mortgages trustee and the beneficiaries may be subject to the rights of the borrowers against the seller, such as the rights of set-off which occur in relation to transactions or deposits made between some borrowers and the seller and the rights of borrowers to redeem their mortgages by repaying the loan directly to the seller.  If these rights were exercised, the mortgages trustee may receive less money than anticipated from the loans, which may affect the ability of the issuer to repay the issuer notes.

However, if a borrower exercises any set-off rights, then an amount equal to the amount set off will reduce the total amount of the seller share of the trust property only, and the minimum seller share has been sized in an amount expected to cover this risk, although there is no assurance that it will.  If the minimum seller share is exhausted, then the amount of any set-offs would be applied to reduce the Funding 1 share of the trust property.

Once notice has been given to borrowers of the transfer of the loans and their related security to the mortgages trustee, independent set-off rights which a borrower has against the seller will crystallize and further rights of independent set-off would cease to accrue from that date and no new rights of independent set-off could be asserted following that notice.  Set-off rights arising under transaction set-off (which are set-off claims arising out of a transaction connected with the loan) will not be affected by that notice.

Set-off risks in relation to flexible loans and delayed cashbacks may adversely affect the funds available to the issuer to repay the issuer notes

The seller has made, and in the future may make, an equitable assignment of the mortgages to the mortgages trustee, with legal title being retained by the seller.  Therefore, the rights of the mortgages trustee may be subject to the direct rights of the borrowers against the seller, including rights of set-off existing prior to notification to the borrowers of the assignment of the mortgages.  Although the seller does not currently offer flexible loans or delayed cashbacks, it may offer products in the future with those features, and those loans may be added to the mortgages trust.  Set-off rights may occur if the seller fails to advance to a borrower a drawing under a flexible loan when the borrower is entitled to draw additional amounts under a flexible loan or if the seller fails to pay to a borrower any delayed cashback which the seller had agreed to pay to that borrower after completion of the relevant loan.

If the seller fails to advance the drawing or pay the delayed cashback, then the relevant borrower may set off any damages claim arising from the seller’s breach of contract against the seller’s (and, as assignee of the mortgages, the mortgages trustee’s) claim for payment of principal and/or interest under the loan as and when it becomes due.  These set-off claims will constitute transaction set-off as described in the immediately preceding risk factor.

The amount of the claim in respect of a drawing will, in many cases, be the cost to the borrower of finding an alternative source of finance: the borrower may obtain a loan elsewhere in which case the damages would be equal to any difference in the borrowing costs together with any consequential losses, namely the associated costs of obtaining alternative funds (for example, legal fees and survey fees).  If the borrower is unable to obtain an alternative loan, he or she may have a claim in respect of other losses arising from the seller’s breach of contract where there are special circumstances communicated by the borrower to the seller at the time the mortgage was taken out.

In respect of a delayed cashback, the claim is likely to be in an amount equal to the amount due under the delayed cashback together with interest and expenses and consequential losses (if any).

A borrower may also attempt to set off against his or her mortgage payments an amount greater than the amount of his or her damages claim.  In that case, the servicer will be entitled to take enforcement proceedings against the borrower although the period of non-payment by the borrower is likely to continue until a judgment is obtained.

The exercise of set-off rights by borrowers would reduce the incoming cashflow to the mortgages trustee during the exercise.  However, the amounts set off will be applied to reduce the seller share of the trust property only.  The minimum seller share has been sized in an amount expected to cover this risk, although there is no assurance that it will.  If the minimum seller share is not sufficient in this respect then there is a risk that noteholders may not receive all amounts due on the issuer notes.

If the servicer is removed, there is no guarantee that a substitute servicer would be found, which could delay collection of payments on the loans and ultimately could adversely affect payments on the issuer notes

The seller has been appointed by the mortgages trustee and the beneficiaries as servicer to service the loans.  If the servicer breaches the terms of the servicing agreement, then the mortgages trustee, Funding 1 and/or the security trustee will be entitled to terminate the appointment of the servicer and appoint a new servicer in its place.

There can be no assurance that a substitute servicer with sufficient experience of administering mortgages of residential properties would be found who would be willing and able to service the loans on the terms of the servicing agreement.  The ability of a substitute servicer fully to perform the required services would depend, among other things, on the information, software and records available at the time of the appointment.  Any delay or inability to appoint a substitute servicer may affect payments on the loans and hence the issuer’s ability to make payments when due on the issuer notes.

The noteholders should note that the servicer has no obligation itself to advance payments that borrowers fail to make in a timely fashion.

Funding 1 may not receive the benefit of any claims made on the buildings insurance which could adversely affect payments on the issuer notes

No assurance can be given that Funding 1 will always receive the benefit of any claims made under any applicable insurance contracts.  This could reduce the principal receipts received by Funding 1 according to the Funding 1 share percentage and could adversely affect its ability to redeem the issuer notes.  The noteholders should note that buildings insurance is renewed annually.

Possible regulatory changes by the Office of Fair Trading, the Financial Services Authority and any other regulatory authorities may have an impact on the seller, the issuer, the servicer and/or the loans and may adversely affect the issuer’s ability to make payments when due on the issuer notes

In the United Kingdom, the Office of Fair Trading (the “OFT”) is responsible for the issue of licenses under and the superintendence of the working and the enforcement of the Consumer Credit Act 1974, related consumer credit regulations and other consumer protection legislation.  The OFT may review businesses and operations, provide guidelines to follow and take actions when necessary with regard to the mortgage market in the United Kingdom.

The UK’s Financial Services and Markets Act 2000 (“FSMA”) represented a major overhaul of financial services regulation in the UK and brought a wide range of financial activities under a single regime of statutory-based regulation. Rules relating to the regulation of mortgages will come into effect at a stage (known as “N3”) currently expected to be October 31, 2004.

FSMA applies to any “regulated activity”.  The Financial Services and Markets Act (Regulated Activities) Order 2001 as amended by the Financial Services and Markets Act (Regulated Activities) (Amendment) Order 2001 provides that entering into and (in certain circumstances) administering a “regulated mortgage contract” are regulated activities (although the provisions specifying such will not come into force until N3).  In August 2002, H.M. Treasury published its final draft Financial Services and Markets Act 2000 (Regulated Activities) (Amendment) Order, specifying that arranging and advising on a regulated mortgage contract are also to be regulated activities.

The main effect will be that each entity carrying on a regulated activity will be required to hold authorization and permission from the FSA to carry on that activity.  Generally, each financial promotion will have to be issued or approved by a person holding authorization and permission from the FSA.  If requirements as to authorization, permission or advertising are not complied with, the regulated mortgage contract will be unenforceable against the borrower except with the approval of a court.

The seller will be required to hold authorization and permission to enter into and to administer regulated mortgage contracts.  Brokers will be required to hold authorization and permission from the FSA to arrange and, where applicable, to advise on regulated mortgage contracts.

In August 2002, H.M. Treasury published feedback to its third consultation on mortgage regulation.  This feedback confirmed H.M. Treasury’s intention that an entity (such as the issuer or the mortgages trustee) will not carry on any regulated activity in relation to regulated mortgage contracts that are administered pursuant to an administration agreement by an entity having the required authorization and permission.  If the administration agreement terminates, however, that entity (for example, the issuer or mortgages trustee) would have a period of not more than one month in which to arrange for mortgage administration to be carried out by a replacement administrator having the required authorization and permission.

In June 2001, the FSA issued the Draft Mortgage Sourcebook, which contained draft rules for mortgage lenders and administrators.  The consultation period for the Draft Mortgage Sourcebook ended on September 14, 2001.  In August 2002, the FSA published feedback to its consultation on conduct of business rules on entering into and administering regulated mortgage contracts.  This feedback annexes near-final draft rules on certain post-origination matters, such as product disclosure on and after origination and, where applicable, provision of an FSA information sheet on mortgage arrears.

In August 2002, the FSA also published its first consultation on arranging and advising on regulated mortgage contracts.  This consultation annexes draft rules on certain pre-origination matters, such as financial promotions, and draft pre-application illustrations.  The closing date for comments on this consultation was November 11, 2002.

In March 2003, the FSA published a further consultation on its proposals setting out its framework for the regulation of mortgage lenders and administrators, including issues relating to the meeting of the threshold conditions for authorization.

In late May 2003, the FSA published another consultation paper on mortgage regulation.  It sets out how the FSA will regulate the way that all types of mortgage firm conduct their business and contains draft rules and guidance.  This consultation paper contains feedback on the policy proposals and draft and near-final rules set out in the FSA’s consultation paper and feedback of August 2002 and also contains the FSA’s policy decisions in the form of rules and guidance, including draft rules for the policy areas discussed in the paper and near-final rules for perimeter guidance, financial promotions and the annual percentage rate.  The consultation paper also includes previously published near-final rules to enable firms to see the whole Mortgage Conduct of Business Sourcebook.  The closing date for comments on this consultation paper is August 22, 2003.  The FSA expects to publish a feedback statement on the responses received in the final quarter of 2003 and to finalize its rules at the same time.

No assurance can be given that additional regulations from the OFT, the FSA or any other regulatory authority will not arise with regard to the mortgage market in the United Kingdom generally, the seller’s particular sector in that market or specifically in relation to the seller.  Any such action or developments may have a material adverse effect on the seller, the issuer and/or the servicer and their respective businesses and operations.  This may adversely affect the issuer’s ability to make payments in full on the issuer notes when due.

Meanwhile, in the United Kingdom, self-regulation of mortgage business exists under the Mortgage Code (the “CML Code”) issued by the Council of Mortgage Lenders (the “CML”).  Halifax currently subscribes to the CML Code.  Membership of the CML and compliance with the CML Code are voluntary.  The CML Code sets out minimum standards of good mortgage business practice, from marketing to lending procedures and dealing with borrowers experiencing financial difficulties.  Since April 30, 1998 lender-subscribers to the CML Code may not accept mortgage business introduced by intermediaries who are not registered with (before November 1, 2000) the Mortgage Code Register of Intermediaries or (on and after November 1, 2000) the Mortgage Code Compliance Board.

In March 2001 the European Commission published a Recommendation to member states urging their lenders to subscribe to the code issued by the European Mortgage Federation (the “EMF Code”).  On July 26, 2001 the CML decided to subscribe to the EMF Code collectively on behalf of its members.  Lenders had until September 30, 2002 to implement the EMF Code, an important element of which is provision to consumers of a “European Standardised Information Sheet” (an “ESIS”) similar to the pre-application illustration proposed by the FSA.  Following postponement of regulation by the FSA of mortgage business, UK lenders generally are not in a position to begin to provide an ESIS to consumers until N3.  The CML has discussed this with the European Commission and the European Mortgage Federation.  While compliance with the EMF Code is voluntary, if the EMF Code is not effective, the European Commission is likely to see further pressure from consumer bodies to issue a directive on mortgage credit or to extend its proposal for a directive on consumer credit to all mortgage credit.  It is not certain what effect any such directive on mortgage credit or any extension of the proposal for a directive on consumer credit to all mortgage credit would have on Halifax’s mortgage business.

In September 2002, the European Commission published a proposal for a directive of the European Parliament and of the Council on the harmonization of the laws, regulations and administrative provisions of the member states concerning credit for consumers, including surety agreements entered into by consumers.  In its current form, the proposal requires specified requirements to be met and restrictions observed in respect of mortgage loan origination and administration for certain mortgage loan products, including flexible mortgage loans, repayment mortgages and further advances.  If the proposal comes into force in its current form, mortgage loans that do not comply with these requirements and restrictions may be subject to penalties, potentially including loss of interest and charges by the mortgagee coupled with continuation of the right of repayment in installments by the borrower.  Significantly, the proposal does not apply to residential mortgage loans except those that include an equity release component.  The proposal also applies to a restricted extent to agreements existing on the date of implementation of the directive.  The proposal is unlikely to come into force before 2006 as the co-decision procedures of the European Parliament and of the Commission, from the publication of the proposal to the coming into force of the new consumer credit directive, are likely to take at least two years and member states will then have a further two years in which to bring national implementing legislation, regulations and administrative provisions into force.  The Department of Trade and Industry are currently in consultation with consumer and industry organisations in relation to this proposal.

No assurance can be given that the proposal will come into force in its current form, and it is unclear how the current proposal is intended to apply in practice.  If amendments are made (and, in particular, the scope of the proposal is extended to existing mortgage loans without an equity release component) or certain provisions are interpreted to extend beyond their literal reading, the implemented directive may have a material adverse impact on the seller, the issuer and/or the servicer and their respective businesses and operations.  This may adversely affect the issuer’s ability to make payments in full on the issuer notes when due.

Regulations in the United Kingdom could lead to some terms of the loans being unenforceable, which may adversely affect payments on the issuer notes

In the United Kingdom, the Unfair Terms in Consumer Contracts Regulations 1999 as amended (the “UTCCR”), which together with the Unfair Terms in Consumer Contracts Regulations 1994 apply to agreements made on or after July 1, 1995 and affect all or almost all of the loans, provide that:

•                  a consumer may challenge a term in an agreement on the basis that it is “unfair” within the UTCCR and therefore not binding on the consumer; and

•                  the Director General of Fair Trading (as head of the OFT), and any “qualifying body” within the UTCCR (such as the Financial Services Authority) may seek to injunct a business against relying on unfair terms.

The UTCCR will not generally affect “core terms” which define the main subject-matter of the contract, such as the borrower’s obligation to repay the principal, but may affect terms that are not considered to be core terms, such as the lender’s power to vary the interest rate.

For example, if a term permitting a lender to vary the interest rate (as the servicer is permitted to do) is found to be unfair, the borrower will not be liable to pay the increased rate or, to the extent that she or he has paid it, will be able, as against the lender or any assignee such as the issuer or the mortgages trustee, to claim repayment of the extra interest amounts paid or to set-off the amount of the claim against the amount owing by the borrower under the loan.  Any non-recovery, claim or set-off ultimately may adversely affect the issuer’s ability to make payments on the issuer notes.

In February 2000, the OFT issued a guidance note on what the OFT considers to be fair terms and unfair terms for interest variation in mortgage contracts.  Where the interest variation term does not provide for precise and immediate tracking of an external rate outside the lender’s control, and if the borrower is locked-in by an early repayment charge that is considered to be a penalty, the term is likely to be regarded as unfair under the UTCCR unless the lender (i) notifies the borrower in writing at least 30 days before the rate change and (ii) permits the borrower to repay the whole loan during the next three months after the rate change, without paying the early repayment charge.  The seller has reviewed the guidance note and has concluded that its compliance with it will have no material adverse effect on the loans or its business.  The guidance note is under review by the OFT and FSA, but there is no indication as to when this review is likely to be concluded or what changes, if any, may arise from it.

In August 2002, the Law Commission for England and Wales and the Scottish Law Commission issued a join consultation LCCP No. 166/SLCDP 119 on proposals to rationalize the UK’s Unfair Contracts Act 1977 and the UTCCR into a single piece of legislation, and a final report is expected by the end of 2003.  The Law Commissions have a duty under section 3 of the UK’s Law Commissions Act 1965 to keep the law under review for a number of purposes, including its simplification.  The proposals are primarily to simplify the legislation on unfair terms.  It is not proposed that there should be any significant increase in the extent of controls over terms in consumer contracts.  Some changes are proposed, however, such as that the legislation should not affect core terms in so far as they are not substantially different from what the borrower should reasonably expect and are transparent.  It is too early to tell how the proposals, if enacted, would affect the loans.

Decisions of the Ombudsman could lead to some terms of the loans being varied, which may adversely affect payments on the issuer notes

Under FSMA, the Financial Ombudsman Service is required to make decisions on, among other things, complaints relating to the terms in agreements on the basis of what, in the Ombudsman’s opinion, would be fair and reasonable in all circumstances of the case, taking into account, among other things, law and guidance.  Complaints brought before the Financial Ombudsman Service for consideration must be decided on a case by case basis, with reference to the particular facts of any individual case.  Each case would first be adjudicated by an adjudicator.  Either party to the case may appeal against the adjudication.  In the event of an appeal, the case proceeds to a final decision by the Ombudsman.

In January 2002, the Ombudsman made a determination on the seller’s appeal to an earlier decision by an adjudicator at the Financial Ombudsman Service concerning a case involving HVR 1 and HVR 2.  In March 2001, two joint borrowers with a capped rate loan originated when the seller offered only a single standard variable base rate contacted the seller and requested that their loan be linked to HVR 2.  The seller informed the borrowers that, because they were still in their product period, they could either transfer to HVR 2 when their product period expired or transfer to HVR 2 immediately and pay the applicable early repayment fee.  The borrowers complained to the Financial Ombudsman Service and, on January 29, 2002, on appeal by the seller, the Ombudsman determined in the borrowers’ favor and recommended that the seller recalculate the borrowers’ mortgage by reference to HVR 2 from the date when the seller should have granted their request in March 2001, refund any overpayments and pay £150 for any inconvenience caused.  HVR 2 was withdrawn and ceased to be available to new borrowers with effect from February 1, 2002.

The Ombudsman’s decision only applies to the two borrowers and their particular circumstances, though other borrowers may also complain to the Ombudsman.  In March 2002, the seller announced that borrowers under loans who were in similar circumstances and who had asked to be transferred to HVR 2 when it was available would be invited to make a product switch to HVR 2 and to obtain a refund for all overpayments of interest since the date they had asked to be transferred.  For each of those loans, the borrowers would also receive £150 for any inconvenience caused.  The borrowers under loans who requested to be transferred after HVR 2 was withdrawn and before the announcement in March 2002 were not offered a switch or a refund, though the seller has given or will give each of these customers an ex gratia payment of £100.

Since then, further decisions by the Ombudsman in similar cases have confirmed that affected borrowers were only entitled to a refund of overpayments of interest from the date when they asked to be transferred to HVR 2 and not from the date where HVR 2 first became available, and also that affected borrowers were not entitled to apply to be transferred to HVR 2 after it was withdrawn.

The seller does not believe that any Ombudsman’s decision to date or any other decision by any competent authority in the future (in respect of the seller’s two variable base rates, HVR 1 and HVR 2) would affect the yield on the loans in such a way as to have a material adverse effect on the ability of the issuer to meet its obligations on the issuer notes.

As regards other borrowers, in the event that a decision (in respect of the seller’s variable base rate) by the Ombudsman or any other competent authority finds that a borrower’s loan should be linked to HVR 2, then that borrower may set-off the overpaid sum against the amount owing under his or her loan if the seller does not reimburse that borrower.  Any non-recovery, claim or set-off ultimately may adversely affect the issuer’s ability to make payments on the issuer notes.

Tax payable by Funding 1 or the issuer may adversely affect the issuer’s ability to make payments on the issuer notes

Funding 1 and the issuer will generally be subject to UK corporation tax, currently at a rate of 30 percent, on the profit reflected in their respective profit and loss accounts as increased by the amount of any non-deductible expenses or losses.  If the tax payable by Funding 1 or the issuer is greater than expected because, for example, non-deductible expenses or losses are greater than expected, the funds available to make payments on the noteholders’ issuer notes will be reduced and this may adversely affect the issuer’s ability to make payments on the issuer notes.

Noteholders’ interests may be adversely affected by a change of law in relation to withholding tax

In the event that amounts due under the issuer notes are subject to withholding tax, we will not be obliged to pay additional amounts in relation thereto.  The issuer may, in certain circumstances, redeem the issuer notes.

The Proposed European Directive on the Taxation of Savings may adversely affect the noteholders’ interests

On June 3, 2003, the European Council of Economics and Finance Ministers provisionally agreed on proposals under which member states will be required to provide to the tax authorities of another member state details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other member state, except that, for a transitional period, Belgium, Luxembourg and Austria will instead be required to operate a withholding tax system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).  Additionally, it was agreed that the adoption of the proposals by the European Union would require certain other non-Member State countries to adopt a similar withholding system in relation to such payments.  The proposals are anticipated to take effect from January 1, 2005.

Until the final text of the directive is decided and the details of any similar withholding systems in the relevant non-member state countries have been finalized, it is not certain what effect, if any, the adoption of the directive or similar systems would have on the payment of principal or interest in respect of the issuer notes.  However, if the current proposals are implemented, then payments of interest on the issuer notes which are made or collected through a member state or any other relevant country may be subject to withholding tax which would prevent holders of the issuer notes from receiving interest on their issuer notes in full.

Noteholders’ interests may be adversely affected if the United Kingdom joins the European Monetary Union

It is possible that prior to the maturity of the issuer notes the United Kingdom may become a participating member state in the European economic and monetary union and that the euro may become the lawful currency of the United Kingdom.  In that event, (a) all amounts payable in respect of any issuer notes denominated in sterling may become payable in euro; (b) applicable provisions of law may allow or require us to re-denominate the requisite issuer notes into euro and take additional measures in respect of such issuer notes; and (c) the introduction of the euro as the lawful currency of the United Kingdom may result in the disappearance of published or displayed rates for deposits in sterling used to determine the rates of interest on the issuer notes or changes in the way those rates are calculated, quoted and published or displayed.  The introduction of the euro could also be accompanied by a volatile interest rate environment, which could adversely affect a borrower’s ability to repay its loan as well as adversely affect investors.  It cannot be said with certainty what effect, if any, adoption of the euro by the United Kingdom would have on investors in the issuer notes.

Changes of law may adversely affect noteholders’ interests

The structure of the issue of the issuer notes and the ratings which are assigned to them, as well as the Funding 1 swap and the issuer swaps, are based on English law and other relevant in effect as at the date of the prospectus relating to the issuer notes.  No assurance can be given as to the impact of any possible change to English law or administrative practice in the United Kingdom or to the law or administrative practice of any other relevant jurisdiction after the date of this Form 20-F.

Insolvency Act 2000. Significant changes to the English insolvency regime have recently been enacted, including the Insolvency Act 2000.  The Insolvency Act 2000 allows certain “small” companies (which are defined by reference to certain tests relating to a company’s balance sheet, turnover and average number of employees) to seek protection from their creditors for a period of 28 days with the option for creditors to extend the moratorium for a further two months.  The position as to whether or not a company is a “small” company may change from period to period and consequently no assurance can be given that the issuer, the mortgages trustee or Funding 1 will not, at any given time, be determined to be a “small” company.  The Secretary of State for Trade and Industry may by regulation modify the eligibility requirements for “small” companies and can make different provisions for different cases.  In this respect, the Government White Paper “Modernising Company Law” issued on July 16, 2002 included a proposal to increase the limits for the definition of a small company to the EU maximum (£4.8 million turnover, £2.4 million balance sheet total, 50 employees).  No assurance can be given that any such modification or different provisions will not be detrimental to the interests of noteholders.  However, secondary legislation has now been enacted which excludes special purpose companies in relation to capital markets transactions from the optional moratorium provisions.

Enterprise Act 2002. On November 7, 2002, the Enterprise Act 2002 received Royal Assent.  The Act contains significant reforms to both personal and corporate insolvency law.  These reforms, which are expected to be implemented during the summer of 2003, will restrict the right of the holder of a floating charge to appoint an administrative receiver who owes his primary duties to his appointor and instead will give primacy to collective insolvency procedures and, in particular, administration.  The Government’s aim is that, rather than having primary regard to the interests of secured creditors, any insolvency official should have regard to the interests of all creditors, both secured and unsecured, and the primary emphasis will be on rescuing the company.  Presently, the holder of a floating charge over the whole or substantially the whole of the assets of a company has the ability to block the appointment of an administrator by appointing an administrative receiver, who primarily acts in the interests of the floating charge holder though there are residual duties to the chargor and others having a residual interest in the charged property.

The Enterprise Act 2002 contains provisions that would allow the appointment of an administrative receiver in relation to certain transactions in the capital markets.  The current wording of the relevant exception provides that the right to appoint an administrative receiver would be retained for certain types of security that form part of a capital markets arrangement (as defined in the Enterprise Act 2002) that involves indebtedness of at least £50,000,000) (or, when the agreement was entered into, it was expected to incur a debt of at least £50,000,000) and the issue of a capital markets investment (also defined but generally a rated listed or traded bond).  The Secretary of State for Trade and Industry is given the power to modify the exceptions by secondary legislation, and the Government has indicated that changes may be made to the capital markets exception before the Enterprise Act 2002 comes into force.  As the capital markets exception currently refers to security granted to a trustee in favor of the holder(s) of a capital market investment, there may be a concern as to whether the capital markets exception would allow an administrative receiver to be appointed in respect of the security granted by the issuer and Funding 1 and, unless the capital markets exception is amended by secondary legislation, no assurance can be given that such security would fall within the capital markets exception.

In a press notice issued by the Department of Trade and Industry on November 9, 2001, the Secretary of State for Trade and Industry confirmed that the Government’s proposed abolition of administrative receivership would not apply to corporate lending agreements predating the commencement of the relevant provisions, and that the current insolvency law provisions would continue to apply to such lending agreements supported by a floating charge.  While the Enterprise Bill was at the committee stage in the House of Commons, a proposed amendment designed to prevent the Secretary of State for Trade and Industry from abolishing administrative receivership retrospectively was withdrawn, although a “reassurance” was given that the Enterprise Act 2002 would not apply retrospectively.  The Enterprise Act 2002 does not state expressly that the existing administrative receivership regime will be available in respect of security created before the relevant provisions come into force.  If the date designated by the Secretary of State for Trade and Industry is the date of commencement of the corporate insolvency provisions, the prohibition on the appointment of an administrative receiver should not prevent the appointment of an administrative receiver pursuant to the floating charges comprised in the security granted by the issuer and Funding 1 as those charges were created prior to the relevant provisions of the Enterprise Act 2002 coming into force.  However, if the Government reconsiders its position and determines that the corporate insolvency provisions of the Enterprise Act 2002 will apply retrospectively, no assurance can be given that the Enterprise Act 2002 will not have a detrimental effect on the interests of noteholders.

The Enterprise Act 2002 will also introduce a new out-of-court route into administration for a qualifying floating charge-holder, the directors or the company itself.  There will be a notice period during which the holder of the floating charge can either agree to the administrator proposed by the directors of the company or appoint an alternative administrator, although the moratorium will take effect immediately after notice is given.  If the qualifying floating charge holder does not respond to the directors’ notice of intention to appoint, the company’s appointee will automatically take office after the notice period has elapsed.  Where the holder of the floating charge retains the power to appoint an administrative receiver, it may prevent the appointment of an administrator out of court by appointing an administrative receiver prior to the appointment of the administrator being completed.

The Enterprise Act 2002 gives primary emphasis to the rescue of the company as a going concern.  The purpose of realizing property to make a distribution to one or more secured or preferential creditors is subordinated to the primary purposes of rescuing the company as a going concern or achieving a better result for the creditors as a whole than would be likely if the company were wound up.  These purposes could conflict with the wishes or interests of noteholders.  Nevertheless, the Enterprise Act 2002 makes it clear that the unsecured creditors would not be able to approve proposals that affect the right of the secured creditor to enforce its security without the secured creditor’s consent.

The noteholders will not receive issuer notes in physical form, which may cause delays in distributions and hamper the noteholders’ ability to pledge or resell the issuer notes

Unless the global issuer notes are exchanged for definitive issuer notes, which will only occur under a limited set of circumstances, the noteholders’ beneficial ownership of the issuer notes will only be recorded in book-entry form with DTC, Euroclear or Clearstream, Luxembourg.  The lack of the issuer notes in physical form could, among other things:

•                  result in payment delays on the issuer notes because the issuer will be sending distributions on the issuer notes to DTC, Euroclear or Clearstream, Luxembourg instead of directly to the noteholders;

•                  make it difficult for the noteholders to pledge the issuer notes if the issuer notes in physical form are required by the party demanding the pledge; and

•                  hinder the noteholders’ ability to resell the issuer notes because some investors may be unwilling to buy the issuer notes that are not in physical form.

If the noteholders have a claim against the issuer it may be necessary for the noteholders to bring suit against the issuer in England to enforce the noteholders’ rights

The issuer has agreed to submit to the non-exclusive jurisdiction of the courts of England, and it may be necessary for noteholders to bring a suit in England to enforce their rights against the issuer.

Proposed changes to the Basel Capital Accord and the risk-weighted asset framework may result in changes to the risk weighting of the issuer notes

The Basel Committee on Banking Supervision has issued proposals for reform of the 1988 Capital Accord and has proposed a framework that places enhanced emphasis on market discipline.  The consultation period on the initial proposals ended in March 2000 and the Committee published its second consultation document, the “New Basel Capital Accord”, on January 16, 2001.  The consultation period on the further proposals contained in the New Basel Capital Accord ended on May 31, 2001.  Although the Basel Committee had announced previously that it would release a revised proposal in early 2002, this has now been delayed pending the completion of a review assessing the overall impact of the proposals on banks and the banking system.  On October 1, 2002, the Basel Committee launched a comprehensive field test for banks of its revised proposals known as the quantitive impact study, or QIS3, which is focused on the minimum capital requirements under pillar one of the New Basel Capital Accord.  The survey period ended on December 20, 2002.  The Basel Committee released the results of the QIS3 impact study on May 5, 2003.  More than 350 banks in 43 countries participated in the exercise.  On October 28, 2002, the Basel Committee had released its second working paper on securitisations describing the background of the technical guidance used in the QIS3 exercise.  Comments received on this working paper were published on March 28, 2003.

On April 29, 2003, the Basel Committee issued a third consultation paper on the New Basel Capital Accord.  Comments on this consultation paper, which are intended to help the Basel Committee to make the final adjustments to its proposal for a new capital adequacy framework, are due by July 31, 2003.  The Committee intends to finalize the New Basel Capital Accord in the fourth quarter of 2003, allowing for implementation of the new framework in each country at year-end 2006.

If adopted in their current form, the proposals could affect the risk weighting of the issuer notes in respect of some investors if those investors are regulated in a manner that will be affected by the proposals.  Consequently, noteholders should consult with their own advisers as to the consequences to and effects on them of the potential application of the New Basel Capital Accord proposals.  The precise effects of potential changes that might result if the proposals were adopted in their current form cannot be predicted.

Certain events may affect the eligibility of the series 1 class A issuer notes for investment by money market funds

The series 1 class A issuer notes are eligible for purchase by money market funds under Rule 2a-7 under the United States Investment Company Act of 1940, as amended.  However, under Rule 2a-7, a money market fund may be required to dispose of the series 1 class A issuer notes upon the occurrence of any of the following events:

•                  the rating currently assigned to the series 1 class A issuer notes is lowered or withdrawn;

•                  a material default occurs with respect to the series 1 class A issuer notes;

•                  the money market fund determines that the series 1 class A issuer notes no longer present minimal credit risk;

•                  upon certain events of insolvency with respect to the issuer; or

•                  the series 1 class A issuer notes otherwise cease to meet the eligibility criteria under Rule 2a-7.

Item 4.  Information on the Company

A.            History and Development of the Company

Not applicable.

B.            Business Overview

Not applicable.

C.            Organizational Structure

Not applicable.

D.            Property, Plants and Equipment

The issuer

The property of the issuer consists primarily of its right to receive payments of interest and principal from Funding 1 on the various term advances made under the issuer intercompany loan agreement.

Funding 1

The property of Funding 1 consists of its interest in the trust property held by the mortgages trustee (which entitles Funding 1 to receive certain payments of principal and interest from the trust property according to the terms of the mortgages trust deed) and amounts available under a reserve fund.

The mortgages trustee

The trust property includes the initial portfolio of loans and their related security assigned to the mortgages trustee by the seller on June 14, 2002, any new loans and their new related security assigned to the mortgages trustee by the seller after the closing date, any increase in the outstanding principal balance of a loan due to the borrower taking payment holidays or making underpayments under a loan or a borrower making a drawing under any flexible loan, any interest, principal and other amounts (excluding third party amounts) paid by borrowers on their loans and their related security, the rights under the insurance policies that are assigned to the mortgages trustee or of which the mortgages trustee has the benefit, and amounts on deposit and interest earned on the mortgages trustee guaranteed investment contract.  Any actual losses in relation to the loans, any actual reductions occurring in respect of the loans and distributions of principal made from time to time to the beneficiaries or the mortgages trust will be deducted from the trust property.  The composition of the trust property will fluctuate as drawings under flexible loans and new loans are added, as borrowers take payment holidays or make underpayments under a loan and as the loans that were previously part of the trust property are repaid, mature, default or are repurchased by the seller.

Item 5.  Operating and Financial Review and Prospects

A.            Operating Results

Not applicable.

B.            Liquidity and Capital Resources

Not applicable.

C.            Research and Development, Patents and Licenses, etc.

Not applicable.

D.            Trend Information

Not applicable.

Item 6.  Directors, Senior Management and Employees

A.            Directors and Senior Management

The following sets out the names, business addresses and business occupations of the directors of the issuer, Funding 1 and the mortgages trustee.  Because each of the issuer, Funding 1 and the mortgages trustee is organized as a special purpose company and will be largely passive, it is expected that the directors of each entity in that capacity will manage its operations to the extent necessary.

The issuer

Name	Business Address	Business Occupation
SFM Directors Limited	Blackwell House Guildhall Yard London EC2V 5AE	Provision of directors to special purpose companies

SFM Directors (No. 2) Limited	Blackwell House Guildhall Yard London EC2V 5AE	Provision of directors to special purpose companies

David Balai	HBOS Treasury Services plc 33 Old Broad Street London EC2N 1HZ	Head of capital markets and securitisation

Funding 1

Name	Business Address	Business Occupation
SFM Directors Limited	Blackwell House Guildhall Yard London EC2V 5AE	Provision of directors to special purpose companies

SFM Directors (No. 2) Limited	Blackwell House Guildhall Yard London EC2V 5AE	Provision of directors to special purpose companies

David Balai	HBOS Treasury Services plc 33 Old Broad Street London EC2N 1HZ	Head of capital markets and securitisation

The mortgages trustee

Name	Business Address	Business Occupation
Michael George Best	47 Esplanade St. Helier Jersey JE1 0BD	Trust Company Director

Peter John Richardson	47 Esplanade St. Helier Jersey JE1 0BD	Trust Company Director

David Balai	HBOS Treasury Services plc 33 Old Broad Street London EC2N 1HZ	Head of capital markets and securitisation

David Balai is an employee of a company in the same group of companies as the seller.

B.            Compensation

The issuer

In accordance with the issuer corporate services agreement entered into between the issuer, the seller, the security trustee, the note trustee, Holdings and Structured Finance Management Limited (“SFM”), the seller and SFM will each provide directors and other corporate services for the issuer in consideration for a payment of a separate fee payable by the issuer to SFM.  No other remuneration is paid to any director or officer in connection with such director’s or officer’s activities on behalf of the issuer.

Funding 1

In accordance with the Funding 1 corporate services agreement entered into between Funding 1, the seller, the security trustee, the note trustee, Holdings, Permanent PECOH Limited, SFM, and SFM Corporate Services Limited (“SFM Corporate”), the seller and SFM will each provide directors and SFM will provide other corporate services for Funding 1 in consideration for a payment of a separate fee payable by Funding 1 to SFM.  No other remuneration is paid to any director or officer in connection with such director’s or officer’s activities on behalf of Funding 1.

The mortgages trustee

In accordance with the mortgages trustee corporate services agreement entered into between the mortgages trustee, the security trustee, the note trustee and SFM Offshore Limited (“SFM Offshore”), the seller and SFM Offshore will each provide directors and SFM Offshore will provide other corporate services for the mortgages trustee in consideration for a payment of a separate fee payable by the mortgages trustee to SFM Offshore.  No other remuneration is paid to any director or officer in connection with such director’s or officer’s activities on behalf of the mortgages trustee.

C.            Board Practices

Not applicable.

D.            Employees

None of the issuer, Funding 1 or the mortgages trustee has any employees.

E.             Share Ownership

Not applicable.

Item 7.  Major Shareholders and Related Party Transactions

A.            Major Shareholders

The issuer and Funding 1 are wholly owned by Permanent Holdings Limited, a company incorporated under the laws of England and Wales.  SFM Corporate holds all of the beneficial interest in the issued shares of Holdings on a discretionary trust for the benefit of The National Society for the Prevention of Cruelty to Children in the United Kingdom and for other charitable purposes.

SFM Offshore holds all of the issued shares of the mortgages trustee in trust for charitable purposes.

Neither SFM Corporate nor SFM Offshore is affiliated with Halifax plc.

B.            Related Party Transactions

None, other than with respect to the making of payments in respect to the securities as described in the Registration Statement and “Item 3.D — Risk Factors.”

C.            Interests of Experts and Counsel

Not applicable to annual reports filed on Form 20-F.

Item 8.  Financial Information

For a discussion of the available financial information, see “Item 3.A — Selected Financial Information”.

The issuer, Funding 1 and the mortgages trustee know of no material legal or arbitration proceedings involving their respective companies that may have significant effects on the registrants’ financial position or profitability, including governmental proceedings pending or known to be contemplated and any material proceeding in which any director or affiliate is either a party adverse to a registrant or has a material interest adverse to a registrant.

Item 9.  The Offer and Listing

A.            Offer and Listing Details

Not applicable.

B.            Plan of Distribution

Not applicable to annual reports filed on Form 20-F.

C.            Markets

The principal trading market for each class of the issuer notes is the London Stock Exchange.  The issuer notes have been listed on the London Stock Exchange since June 14, 2002.

D.            Selling Shareholders

Not applicable to annual reports filed on Form 20-F.

E.             Dilution

Not applicable to annual reports filed on Form 20-F.

F.             Expenses of the Issue

Not applicable to annual reports filed on Form 20-F.

Item 10.  Additional Information

A.            Share Capital

Not applicable to annual reports filed on Form 20-F.

B.            Memorandum and Articles of Association

The memorandum and articles of association for each of the issuer, Funding 1 and the mortgages trustee are incorporated by reference from the Registration Statement.  Please also see the description of the issuer, Funding 1 and the mortgages trustee set forth in the Registration Statement.

C.            Material Contracts

Not applicable other than with respect to contracts relating to the issuer notes, which were described in the Registration Statement.

D.            Exchange Controls

None.

E.             Taxation

United Kingdom Taxation

The following section summarizes the material UK tax consequences of the purchase, ownership and disposition of the issuer notes based on current law and practice in the UK. The summary assumes that the profit in Funding 1’s profit and loss account will not exceed 0.01 percent of the Funding 1 available revenue receipts and that the profit in the issuer’s profit and loss account will not exceed 0.01 percent of the interest on the issuer term advances under the issuer intercompany loan.  It further assumes that all payments made pursuant to the final documentation are calculated on arm’s length terms.  The summary does not purport to be a complete analysis of all tax considerations of the purchase, ownership and disposition of the issuer notes.  It relates to the position of persons who are the absolute beneficial owners of issuer notes and may not apply to certain classes of persons such as dealers or persons connected with the issuer.  Noteholders who may be subject to tax in a jurisdiction other than the UK or who may be unsure as to their tax position should seek their own professional advice.

Taxation of US residents

As discussed in more detail below, no UK withholding tax will be required in relation to interest payments on the issuer notes provided that the issuer notes are listed on a recognised stock exchange, which includes the London Stock Exchange.  If the issuer notes cease to be listed on the London Stock Exchange, an amount must be withheld on account of UK income tax at the lower rate (currently 20 percent), subject to any direction to the contrary from the Inland Revenue in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty.

Residents of the US are generally not subject to tax in the UK on payments on the issuer notes under the terms of the double taxation treaty between the US and the UK (the “Treaty”), subject to completion of administrative formalities, except where the issuer notes are effectively connected with a permanent establishment or a fixed base of the noteholder situated in the UK or the noteholder is exempt from tax in respect of income on the issuer notes in the US and the noteholder sells or makes a contract to sell the holding from which such income is derived within three months of the date on which the noteholder acquired the holding, where amounts paid on the issuer notes do not exceed the return on comparable debt instruments.  To the extent that the amounts paid do exceed such a return, the UK may tax the excess in accordance with UK domestic law.  A new double taxation treaty (the “New Treaty”) has been negotiated between the UK and the US and came into force on March 31, 2003.  The above description of the treatment of residents of the US under the Treaty will also apply under the New Treaty.  The provisions of the New Treaty insofar as they apply to UK income tax apply from April 6, 2003.

Withholding tax

There will be no UK withholding tax in relation to interest payments on the issuer notes provided that, so far as concerns deduction by the issuer or its paying agents, the issuer notes are listed on a “recognized stock exchange”, as defined in Section 841 of the Income and Corporation Taxes Act 1988 (“ICTA”).  The London Stock Exchange is current a recognized stock exchange for this purpose.  The Inland Revenue is instead able to obtain information about persons to whom or, in certain circumstances, for whose benefit is paid.  If the issuer notes cease to be listed on a “recognized stock exchange”, an amount must be withheld on account of UK income tax at the lower rate (currently 20 percent) from interest paid on them, subject to any direction to the contrary from the Inland Revenue in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty or to the interest being paid to persons (including companies within the charge to UK corporation tax) and in the circumstances specified in Section 349A to 349D of the ICTA.

Noteholders who are individuals may wish to note that the Inland Revenue has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the UK who either pays interest to, or receives interest for the benefit or, an individual.  Information so obtained may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions.

Direct assessment of non-UK resident holders of the issuer notes to UK tax on interest

The issuer notes have a UK source. Accordingly, payments on the issuer notes will in principle be within the charge to UK tax even if paid without withholding or deduction.  However, other than where the provisions of the New Treaty apply to allow certain interest paid to residents of the US to be taxed in the UK, such payments will not be chargeable to UK tax in the hands of a noteholder who is not resident for tax purposes in the UK unless such holder carries on a trade, profession or vocation in the UK through a UK branch or agency in connection with which the payments are received or to which the issuer notes are attributable, in which case (subject to exemptions for interest received by certain categories of agent such as some brokers and investment managers) tax may be levied on the UK branch or agency.

The Inland Revenue has published draft legislative proposals, for introduction in the Finance Bill 2003, which broadly replace references to “branch” or “agency” in the Tax Acts (as defined in Section 831 of the Income and Corporation Taxes Act 1988) with reference to “permanent establishment” for accounting periods beginning on or after January 1, 2003; in the event that these draft legislative proposals are enacted, references to branch or agency in the preceding sentence may need to be read as references to “permanent establishment”.

Taxation of returns: companies within the charge to UK corporation tax

In general, noteholders who are within the charge to UK corporation tax (other than authorized unit trusts) will normally be subject to tax on all profits and gains, including interest and profit and gains attributable to currency regulations, arising on or in connection with the issuer notes under the loan relationship rules.  Any such profits and gains will generally fall to be calculated in accordance with the statutory accounting treatment of the issuer notes in the hands of the relevant noteholder, and will generally be charged to tax as income in respect of each accounting period to which they are allocated, in accordance with that accounting treatment.  Relief may be available in respect of losses or for related expenses on a similar basis.

Taxation of returns: other noteholders

Noteholders who are not within the charge to UK corporation tax and who are resident or ordinarily resident in the UK for tax purposes or who carry on a trade, profession or vocation in the UK through a branch or agency (or, if the draft legislative proposals referred to above are enacted, through a permanent establishment) in connection with which interest on the issuer notes is received or to which the issuer notes are attributable will generally be liable to UK tax on the amount of any interest received in respect of the issuer notes.  As the series 1 issuer notes, series 2 issuer notes and series 3 issuer notes are denominated in US dollars and the series 4 class A1 issuer notes are denominated in euro, they will not be regarded by the Inland Revenue as constituting “qualifying corporate bonds” within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992.  Accordingly, a disposal of any of these issuer notes may give rise to a chargeable gain or an allowable loss for the purpose of the UK taxation of chargeable gains.

It is expected that the series 4 class A2 issuer notes, the series 4 class B issuer notes and the series 4 class C issuer notes will be regarded by the Inland Revenue as constituting “qualifying corporate bonds” within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992.  Accordingly, a disposal of any of these issuer notes is not expected to give rise to a chargeable gain or an allowable loss for the purpose of the UK taxation of chargeable gains.

A disposal of the issuer notes by such noteholders as described above may also give rise to a charge to tax on income in respect of an amount representing interest accrued on the issuer notes since the preceding payment date.  For the issuer notes which constitute variable rate securities, taxation in respect of such a disposal will be computed on the basis that such amount as the Inland Revenue considers to be just and reasonable will be treated as accrued income.  However, the transferee of a variable rate security will not be entitled to any relief on such amount.  All of the issuer notes (except the series 1 class A issuer notes, series 2 class A issuer notes and series 4 class A1 issuer notes) will constitute variable rate issuer notes for this purpose.

Stamp duty and stamp duty reserve tax

No UK stamp duty or stamp duty reserve tax is payable on the issue or transfer of the offered global issuer notes or on the issue or transfer of a note in definitive form.

UK taxation of Funding 1 and the issuer

Funding 1 and the issuer will generally be subject to UK corporation tax, currently at a rate of 30 percent, on the profit reflected in their respective profit and loss accounts as increased by the amounts of any non-deductible expenses or losses.  Examples of non-deductible expenses and losses include general provisions for bad debts.  In respect of Funding 1, the profit in the profit and loss account will not exceed 0.01 percent of the Funding 1 available revenue receipts. In respect of the issuer, the profit in the profit and loss account will not exceed 0.01 percent of the interest on the issuer term advances under the issuer intercompany loan.

UK taxation of the mortgages trustee

The mortgages trustee will have no liability to UK tax in respect of any income, profit or gain arising under these arrangements.  Accordingly, the mortgages trustee will have no liability to UK tax in relation to amounts that it receives on behalf of Funding 1 or the seller under the mortgages trust.

Proposed EU Savings Directive

On June 3, 2003, the European Council of Economics and Finance Ministers agreed on proposals under which member states will be required to provide to the tax authorities of another member state details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other member state, except that, for a transitional period, Belgium, Luxembourg and Austria will instead be required to operate a withholding system in relating to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).  The proposals are anticipated to take effect from January 1, 2005.

United States Federal Income Taxation

The following section summarizes the material US federal income tax consequences of the purchase, ownership and disposition of the series 1 class A issuer notes, series 1 class B issuer notes, series 1 class C issuer notes, series 2 class A issuer notes, series 2 class B issuer notes, series 2 class C issuer notes, series 3 class A issuer notes, series 3 class B issuer notes and series 3 class C issuer notes (the “US notes”).  In general, the summary assumes that a holder acquires the US notes at original issuance and holds the US notes as capital assets.  It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the US notes.  In particular, it does not discuss special tax considerations that may apply to certain types of taxpayers, including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in stocks, securities, notional principal contracts or currencies; (iv) tax-exempt entities; (v) regulated investment companies; (vi) persons that will hold the US notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for US federal income tax purposes; (vii) persons that own (or are deemed to own) 10 percent or more of the voting shares of the issuer; (viii) persons who hold US notes through partnerships or other pass-through entities; and (ix) persons that have a “functional currency” other than the US dollar.  In addition, this summary does not address alternative minimum tax consequences, nor does it describe any tax consequences arising under the laws of any taxing jurisdiction other than the US federal government.

This summary is based on the US Internal Revenue Code of 1986, as amended (the “Code”), US Treasury regulations and judicial and administrative interpretations thereof, in each case as in effect or available on the date of filing of this Form 20-F.  All of the foregoing are subject to change, and any change may apply retroactively and could affect the tax consequences described below.

Investors should consult their own tax advisors as to the US federal income tax consequences of the purchase, ownership and disposition of the US notes, including the possible application of state, local, non-US or other tax laws, and other US tax issues affecting the transaction.

As used in this section, the term “United States holder” means a beneficial owner of US notes that is for US federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation) or partnership, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) any estate the income of which is subject to US federal income tax regardless of the source of its income; or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.  A “Non-United States holder” is a beneficial owner of US notes that is not a United States holder.

Tax status of the issuer, Funding 1, the mortgages trustee and the mortgages trust

Each of the issuer, Funding 1 and the mortgages trustee acting it its capacity as trustee of the mortgages trust covenants not to engage in any activities in the United States (directly or through agents), not to derive any income from sources within the United States as determined under US federal income tax principles, and not to hold any property if doing so would cause it to be engaged or deemed to be engaged in a trade or business within the United States as determined under US federal income tax principles.  Assuming compliance with these covenants, none of the issuer, Funding 1 or the mortgages trustee acting in its capacity as trustee of the mortgages trust will be subject to US federal income tax.  No elections will be made to treat the issuer, Funding 1 or the mortgages trustee or any of their assets as a REMIC or a FASIT (two types of securitisation vehicles having a special tax status under the Code).

Characterization of the US notes

Although there is no authority regarding the treatment of instruments that are substantially similar to the US notes, and while it is not free from doubt, the issuer believes that the US notes will be treated as debt for US federal income tax purposes.  The issuer intends to treat the US notes as indebtedness of the issuer for all purposes, including US tax purposes.  The discussion in the next section assumes this result.

The US notes will not be qualifying real property loans in the hands of domestic savings and loan associations, real estate investment trusts, or REMICs under sections 7701(a)(19)(C), 856(c)(5)(C) or 860G(a)(3) of the Code, respectively.

Taxation of United States holders of the US notes

Qualified Stated Interest and Original Issue Discount. The issuer intends to treat interest on the US notes as “qualified stated interest” under US Treasury regulations relating to original issue discount (hereafter the “OID regulations”).  As a consequence, discount on the US notes arising from an issuance at less than par will only be required to be accrued under the OID regulations if such discount exceeds a statutorily defined de minimis amount.  Qualified stated interest, which generally must be unconditionally payable at least annually, is taxed under a holder’s normal method of accounting as ordinary interest income.  De minimis OID is included in income on a pro rata basis as principal payments are made on the US notes.

It is possible that interest on the class B and class C US notes could be treated as original issue discount (“OID”) because such interest is subject to deferral in certain limited circumstances.  A United States holder of a US note issued with OID must include OID in income over the term of such US note under a constant yield method that takes into account the compounding of interest.  Under the Code, OID is calculated and accrued using prepayment assumptions where payments on a debt instrument may be accelerated by reason of prepayments of other obligations securing such debt instrument.  Moreover, the legislative history to the provisions provide that the same prepayment assumptions used to price a debt instrument be used to calculate OID, as well as to accrue market discount and amortize premium.  Here, prepayment of the mortgage loans is not expected to alter the scheduled principal payments on the class B and class C US notes and, accordingly, the issuer intends to assume that the class B and class C US notes will have their principal repaid according to the schedule for purposes of accruing any OID.  No representation is made that the mortgage loans will pay on the basis of such prepayment assumption or in accordance with any other prepayment scenario.

As an alternative to the above treatments, United States holders may elect to include in gross income all interest with respect to the class B and class C US notes, including stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium, using the constant yield method described above.

Interest income on the US notes will be treated as foreign source income for US federal income tax purposes, which may be relevant in calculating a United States holder’s foreign tax credit limitation for US federal income tax purposes.  The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific classes of income.  For this purpose, the interest on the US notes should generally constitute “passive income” or, in the case of certain United States holders, “financial services income”.

Sales and Retirement. In general, a United States holder of a US note will have a basis in such US note equal to the cost of the US note to such holder, and reduced by any payments thereon other than payments of stated interest.  Upon a sale or exchange of the US note, a United States holder will generally recognize gain or loss equal to the difference between the amount realized (less any accrued interest, which would be taxable as such) and the holder’s tax basis in the US note.  Such gain or loss will be long-term capital gain or loss if the United States holder has held the US note for more than one year at the time of disposition. Investors should consult their own tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that hold the US notes for more than one year) and capital losses (the deductibility of which is subject to limitations).

Taxation of Non-United States holders of the US Notes

Subject to the backup withholding rules discussed below, a Non-United States holder generally should not be subject to US federal income or withholding tax on any payments on a US note and gain from the sale, redemption or other disposition of a US note unless: (i) that payment and/or gain is effectively connected with the conduct by that Non-United States holder of a trade or business in the United States; (ii) in the case of any gain realized on the sale or exchange of a US note by an individual Non-United States holder, that holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met; or (iii) the Non-United States holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates.  Non-United States holders should consult their own tax advisors regarding the US federal income and other tax consequences of owning US notes.

Alternative characterization of the US notes

The proper characterization of the arrangement involving the issuer and the holders of the US notes is not clear because there is no authority on transactions comparable to that contemplated herein.  The issuer intends to treat the US notes as debt for all US federal income tax purposes. Investors should consult their own tax advisors with respect to the potential impact of an alternative characterization of the US notes for US tax purposes.

One possible alternative characterization is that the US Internal Revenue Service (“IRS”) could assert that the Class C or any other class of US notes should be treated as equity in the issuer for US federal income tax purposes.  If the class C or any other class of US notes were treated as equity, United States holders of such notes would be treated as owning equity in a passive foreign investment company (“PFIC”) which, depending on the level of ownership of such United States holder and certain other factors, might also constitute an interest in a controlled foreign corporation for such United States holder.  This would have certain timing and character consequences for United States holders and could require certain elections and disclosures that would need to be made shortly after acquisition to avoid potentially adverse US tax consequences.

If a United States holder were treated as owning an equity interest in a PFIC, unless a United States holder makes a “QEF election” or “mark to market election”, a United States holder will be subject to a special tax regime (i) in respect of gains realized on the sale or other disposition of the relevant notes, and (ii) in respect of distributions on the relevant notes held for more than one taxable year to the extent those distributions constitute “excess distributions”.  Although not free from doubt, the PFIC rules should not apply to gain realized in respect of any notes disposed of during the same taxable year in which such notes are acquired.  An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year to the extent the amount of such distributions exceeds 125 percent of the average distributions for the three preceding years (or, if shorter, the investor’s holding period).  Because the US notes pay interest at a floating rate, it is possible that a US holder will receive “excess distributions” as a result of fluctuations in the rate of USD-LIBOR over the term of the US notes.  In general, under PFIC rules, a United States holder will be required to allocate such excess distributions and any gain realized on a sale of its notes to each day during the United States holder’s holding period for the notes, and will be taxable at the highest rate of taxation applicable to the notes for the year to which the excess distribution or gain is allocable (without regard to the United States holder’s other items of income and loss for such taxable year) (the

“deferred tax”).  The deferred tax (other than the tax on amounts allocable to the year of disposition or receipt of the distribution) will then be increased by an interest charge computed by reference to the rate generally applicable to underpayments of tax (which interest charge generally will be non-deductible interest expense for individual taxpayers).

Backup withholding and information reporting

Backup withholding and information reporting requirements may apply to certain payments on the US notes and proceeds of the sale or redemption of the US notes to United States holders.  The issuer, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding currently at a rate of 28 percent of such payment if the United States holder fails to furnish the United States holder’s taxpayer identification number (usually on IRS Form W-9), to certify that such United States holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules.  Certain United States holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements.  Non-United States holders may be required to comply with applicable certification procedures (usually on IRS Form W-8BEN) to establish that they are not United States holders in order to avoid the application of such information reporting requirements and backup withholding.

Payments of principal or interest made to or through a foreign office of a custodian, nominee or other agent acting on behalf of a beneficial owner of a US note generally will not be subject to backup withholding.  However, if such custodian, nominee or other agent is (i) a United States holder, (ii) a controlled foreign corporation (as defined in section 957(a) of the Code), (iii) a foreign holder 50 percent or more of whose gross income is effectively connected with a US trade or business for a specified three-year period, or (iv) a foreign partnership if (A) at any time during its tax year, one or more of its partners are United States holders who in the aggregate hold more than 50 percent of the income or capital interest in the partnership or (B) at any time during its taxable year, it is engaged in a US trade or business (each of (i) through (iv), a “US Connected Holder”), such custodian, nominee or other agent may be subject to certain information reporting requirements with respect to such payment unless it has in its records documentary evidence that the beneficial owner is not a United States holder and certain conditions are met or the beneficial owner otherwise establishes an exemption.  Principal and interest paid by the US office of a custodian, nominee or agent will be subject to both backup withholding and information reporting unless the beneficial owner certifies its non-US status under penalties of perjury or otherwise establishes an exemption.  However, payments of principal and interest made by a US Connected Holder will, generally, be subject to backup withholding only if such payer has actual knowledge that the payee is a United States holder.

Payments of proceeds on the sale of a US note made to or through a foreign office of a broker will not be subject to backup withholding.  However, if such broker is a US Connected Holder, information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States holder and certain conditions are met or the beneficial owner otherwise establishes an exemption.  Payments of proceeds on the sale of a US note made to or through the US office of a broker will be subject to backup withholding and information reporting unless the beneficial owner certifies, under penalties of perjury, that it is not a US holder or otherwise establishes an exemption.  Payments of proceeds on the sale of a US note made by a US Connected Holder generally will be only subject to backup withholding if such payer has actual knowledge that the payee is a United States holder.

Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules will be refunded or credited against the United States holder’s US federal income tax liability, provided that the required information is furnished to the IRS.  Holders of US notes should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Material Jersey (Channel Islands) Tax Considerations

The mortgages trustee is resident in Jersey for taxation purposes and will be liable to income tax in Jersey at a rate of 20 percent in respect of the profits it makes from acting as trustee of the mortgages trust.  The mortgages trustee will not be liable for any income tax in Jersey in respect of any income it receives in its capacity as mortgages trustee on behalf of the beneficiaries of the mortgages trust.

F.             Dividends and Paying Agents

Not applicable to annual reports filed on Form 20-F.

G.            Statement by Experts

Not applicable to annual reports filed on Form 20-F.

H.            Documents on Display

The issuer, Funding 1 and the mortgages trustee are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and are therefore required to file reports, including annual reports on Form 20-F, and other information with the SEC.  These materials, including this annual report and the exhibits thereto, may be inspected and copied at the SEC’s public reference rooms in Washington, DC, New York, NY and Chicago, IL.  Please call the SEC at +1-800-732-0330 for further information on the public reference rooms.  As of the date of this annual report, the issuer, Funding 1 and the mortgages trustee, as foreign private issuers, are not required to make filings with the SEC by electronic means, although they are entitled to do so.  Any filings made by the issuer, Funding 1 or the mortgages trustee will be made available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

I.              Subsidiary Information

Not applicable to annual reports filed on Form 20-F.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Funding 1 has entered into the Funding 1 swap agreement with Halifax plc as the Funding 1 swap provider and the security trustee.  The issuer has entered into issuer swaps with the issuer swap providers and the security trustee.  In general, the swaps are designed to do the following:

•                  Funding 1 swap: to hedge against the possible variance between the mortgages trustee variable base rate payable on the variable rate loans, the rates of interest payable on the tracker rate loans and the fixed rates of interest payable on the fixed rate loans and a LIBOR based rate for three-month sterling deposits;

•                  issuer dollar currency swaps: to protect the issuer against changes in the sterling to dollar exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and either (i) a LIBOR based rate for one-month dollar deposits applicable to the series 1 class A issuer notes, (ii) a fixed rate of interest applicable to the series 2 class A issuer notes up to and including the interest payment date in June 2005, payable, during this period, (A) semi-annually on the interest payment date falling in December and in June of each year until the occurrence of a trigger event or the enforcement of the issuer security and (B) quarterly on and following the interest payment date occurring immediately thereafter, or (iii) a LIBOR based rate for three-month dollar deposits, applicable to the series 1 class B issuer notes, the series 1 class C issuer notes, the series 2 class A issuer notes, the series 2 class B issuer notes and the series 2 class C issuer notes, from and including the interest payment date falling in June 2005, and the series 3 issuer notes, and to address the difference in periodicity between the interest payment dates in respect of the intercompany loans, which occur quarterly, and the interest payment dates in respect of the series 1 class A issuer notes, which occur (i) monthly until the occurrence of a trigger event or enforcement of the issuer security and (ii) quarterly on and following the interest payment date occurring immediately thereafter; and

•                  issuer euro currency swap: to protect the issuer against changes in the sterling to euro exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and either (i) a fixed rate of interest applicable to the series 4 class A1 issuer notes up to and including the interest payment in June 2007 payable, during this period, (A) annually on the interest payment date falling in June of each year until the occurrence of a trigger event or the enforcement of the issuer security and (B) quarterly on and following the interest payment date occurring immediately thereafter or (ii) a EURIBOR based rate for three month euro deposits applicable to the series 4 class A1 issuer notes from and including the interest payment date falling in June 2007.

The Funding 1 swap

Some of the loans in the portfolio pay a variable rate of interest for a period of time which may either be linked to the mortgages trustee variable base rate or linked to an interest rate other than the mortgages trustee variable base rate, such as a rate set by the Bank of England.  Other loans pay a fixed rate of interest for a period of time.  However, the interest rate payable by Funding 1 with respect to the issuer term advances is calculated as a margin over LIBOR for three-month sterling deposits.  To provide a hedge against the possible variance between:

(1)                                  the mortgages trustee variable base rate payable on the variable rate loans, the rates of interest payable on the tracker rate loans and the fixed rates of interest payable on the fixed rate loans; and

(2)           a LIBOR based rate for three-month sterling deposits,

Funding 1, the Funding 1 swap provider and the security trustee have entered into the Funding 1 swap as amended and restated on March 6, 2003.  The Funding 1 swap:

•                  has a notional amount that is sized to hedge against any potential interest rate mismatches in relation to the current issues; and

•                  provides for the notional amount to be increased as appropriate to hedge against similar potential interest rate mismatches in relation to any new issues.

Under the Funding 1 swap, on each calculation date, the following amounts will be calculated:

•                  the amount produced by applying LIBOR for three-month sterling deposits (as determined in respect of the corresponding interest period under the intercompany loans) plus a spread for the relevant calculation period to the notional amount of the Funding 1 swap as described later in this section (known as the “calculation period swap provider amount”); and

•                  the amount produced by applying a rate equal to the weighted average of:

(i)                                     the average of the standard variable mortgage rates or their equivalent charged to existing borrowers on residential mortgage loans as published from time to time, after excluding the highest and the lowest rate, of Abbey National plc, HSBC Bank plc, Lloyds TSB plc, National Westminster Bank Plc, Nationwide Building Society, Northern Rock plc and Woolwich plc (and where those banks have more than one standard variable rate, the highest of those rates);

(ii)                                  the rates of interest payable on the tracker rate loans; and

(iii)                               the rates of interest payable on the fixed rate loans,

for the relevant calculation period to the notional amount of the Funding 1 swap (known as the “calculation period Funding 1 amount”).  “Calculation date” is defined as the first day (or if not a London Business Day, the next succeeding London Business Day) of each month and any other day on which Funding 1 acquires a further interest in the trust property from and including the calculation date immediately preceding the effective date.  “London Business Day” is defined as a day (other than a Saturday or Sunday) on which banks are generally open for business in London.

On each Funding 1 interest payment date the following amounts will be calculated:

•                  the sum of each of the calculation period swap provider amounts calculated during the preceding interest period; and

•                  the sum of each of the calculation period Funding 1 amounts calculated during the preceding interest period.

After these two amounts are calculated in relation to a Funding 1 interest payment date, the following payments will be made on that Funding 1 interest payment date:

•                  if the first amount is greater than the second amount, then the Funding 1 swap provider will pay the difference to Funding 1;

•                  if the second amount is greater than the first amount, then Funding 1 will pay the difference to the Funding 1 swap provider; and

•                  if the two amounts are equal, neither party will make a payment to the other.

If a payment is to be made by the Funding 1 swap provider, that payment will be included in the Funding 1 available revenue receipts and will be applied on the relevant Funding 1 interest payment date according to the relevant order of priority of payments of Funding 1.  If a payment is to be made by Funding 1, it will be made according to the relevant order of priority of payments of Funding 1.

The notional amount of the Funding 1 swap on the closing date is equal to the initial principal amount outstanding under the issuer intercompany loan.  The notional amount of the Funding 1 swap in respect of a calculation period will be an amount in sterling equal to:

•                  the aggregate principal amount outstanding of all intercompany loans during the relevant calculation period, less

•                  the balance of the principal deficiency ledger attributable to all intercompany loans during the relevant calculation period, less

•                  the amount of the principal receipts in the Funding 1 GIC account attributable to all intercompany loans during the relevant calculation period.

In the event that the Funding 1 swap is terminated prior to the service of any issuer intercompany loan acceleration notice or final repayment of any intercompany loan, Funding 1 shall enter into a new Funding 1 swap on terms acceptable to the rating agencies, with the security trustee and with a swap provider whom the rating agencies have previously confirmed in writing to Funding 1, the issuer and the security trustee will not cause the then current ratings of the issuer notes to be downgraded, withdrawn or qualified.  If Funding 1 is unable to enter into a new Funding 1 swap on terms acceptable to the rating agencies, this may affect amounts available to pay interest on the intercompany loans.

The issuer dollar currency swaps and the issuer euro currency swap

The issuer intercompany loan is denominated in sterling, and interest payable by Funding 1 to the issuer under the issuer term advances is calculated as a margin over LIBOR for three-month sterling deposits.  However, some of the issuer notes are denominated in US dollars and accrue interest at either a fixed rate, a LIBOR based rate for one-month dollar deposits or a LIBOR based rate for three-month deposits.  In addition, the series 4 class A1 issuer notes are denominated in euro and accrue interest at a EURIBOR based rate for three-month euro deposits.  To deal with the potential interest rate and/or currency mismatch between (i) its receipts and liabilities in respect of the issuer intercompany loan and (ii) its receipts and liabilities under the issuer notes, the issuer will, pursuant to the terms of the issuer swaps, swap its receipts and liabilities in respect of all euro denominated issuer notes and all US dollar denominated issuer notes into sterling on terms that match the issuer’s obligations under the US dollar denominated issuer notes or the euro denominated issuer notes, as applicable.

The initial currency amount of each issuer swap is the principal amount outstanding under the term advance for the issuer notes to which the relevant issuer swap relates.  In order to allow for the effective currency amount of each issuer swap to amortize at the same rate as the relevant class of issuer notes, each issuer swap agreement provides for a number of conditional mini-swaps intended to ensure that as and when the issuer notes amortize, a portion of the issuer swap so terminated will be swapped from sterling into US dollars at the relevant dollar currency exchange rate or into euro at the euro currency exchange rate, as applicable.

The obligations of the series 3 issuer dollar currency swap provider under the relevant issuer dollar currency swaps will be guaranteed by the issuer dollar currency swap guarantor pursuant to a guarantee (the “series 3 issuer swap guarantee”).

In the event that any issuer swap is terminated prior to the service of an issuer note acceleration notice or the final redemption of the relevant US dollar denominated or euro denominated issuer notes, as applicable, the issuer shall enter into a replacement issuer swap in respect of that class and series of issuer notes.  Any replacement issuer swap must be entered into on terms acceptable to the rating agencies, the issuer and the security trustee and with a replacement issuer swap provider whom the rating agencies have previously confirmed in writing to the issuer and the security trustee will not cause the then current ratings of the issuer notes to be downgraded, withdrawn or qualified.  If the issuer is unable to enter into any replacement issuer swaps on terms acceptable to the rating agencies, this may affect amounts available to pay amounts due under the issuer notes.

If an issuer swap agreement is terminated and the issuer is unable to enter into a replacement swap as described above, then any payments received by the issuer from Funding 1 on each Funding 1 interest payment date shall be deposited in the issuer bank account (or such other account opened for this purpose) and applied by the issuer to repay the issuer notes on each interest payment date after exchanging at the “spot” rate, the relevant proceeds from sterling into dollars or euros as required.

Ratings downgrade of swap providers

Under the terms of the Funding 1 swap, in the event that the short-term, unsecured, unsubordinated and unguaranteed credit rating of the Funding 1 swap provider is downgraded below A-1 by Standard & Poor’s or P-1 by Moody’s or F1 by Fitch and, as a result of the downgrade, the then current ratings of the issuer notes would be adversely affected, then the Funding 1 swap provider shall be under an obligation either to (i) arrange for its obligations under the relevant swap to be transferred to, or guaranteed by, a third party with at least an A-1 short-term rating by Standard & Poor’s and a P-1 short-term rating by Moody’s and an F1 short-term rating by Fitch; or (ii) provide collateral for its obligations under the relevant swap, in either case with a view to maintaining the ratings of the issuer notes at their then current ratings.

Under the terms of the issuer dollar currency swaps and the issuer euro currency swap, in the event that the long-term, unsecured, unsubordinated and unguaranteed credit rating of the relevant issuer swap provider or their guarantors, as applicable, is downgraded below AA- by Standard & Poor’s or Aa3 by Moody’s or AA- by Fitch and as a result of the downgrade, the then current ratings of the series and class of issuer notes to which such swap relates would be adversely affected, then the relevant issuer swap provider shall be under an obligation either to (i) arrange for its obligations under the relevant swap to be transferred to, or guaranteed by (depending on the terms of the relevant issuer swap agreement), a third party with at least an AA- long-term rating by Standard & Poor’s and an Aa3 long-term rating by Moody’s and an AA- long-term rating by Fitch; or (ii) provide collateral for its obligations under the relevant issuer swap, in either case with a view to maintaining the ratings of such series and class of issuer notes at their then current ratings.

Termination of the swaps

The Funding 1 swap will terminate on the date on which the aggregate principal amount outstanding under all intercompany loans is reduced to zero.

Each issuer swap other than the series 1 class A issuer swap, the series 2 class A issuer swap, the series 3 class A issuer swap and the series 4 class A1 issuer swap will terminate on the earlier of the interest payment date falling in June 2042 and the date on which all of the relevant class and series of issuer notes are redeemed in full.  The series 1 class A issuer swap will terminate on the earlier of the interest payment date falling in June 2003 and the date on which the series 1 class A issuer notes are redeemed in full.  The series 2 class A issuer swap will terminate on the earlier of the interest payment date falling in June 2007 and the date on which the series 2 class A issuer notes are redeemed in full.  The series 3 class A issuer swap will terminate on the earlier of the interest payment date falling in December 2007 and the date on which the series 3 class A issuer notes are redeemed in full.  The series 4 class A1 issuer swap will terminate on the earlier of the interest payment date falling in June 2009 and the date on which the series 4 class A1 issuer notes are redeemed in full.

Any swap may also be terminated in any of the following circumstances, each referred to as a “swap early termination event”:

•                  at the option of one party to the swap, if there is a failure by the other party to pay any amounts due under that swap;

•                  in respect of the issuer swaps, if an event of default under the issuer notes occurs and the security trustee serves an issuer note acceleration notice;

•                  in respect of the Funding 1 swap, if an event of default under any intercompany loan occurs and the security trustee serves an intercompany loan acceleration notice;

•                  upon the occurrence of an insolvency of the relevant swap provider, or the merger of one of the parties without an assumption of the obligations under the swaps (except in respect of a transfer by Funding 1 or the issuer to the security trustee), or, under the issuer swap agreements, the occurrence of certain other events in relation to the issuer which, in the opinion of the security trustee, would materially affect the issuer’s ability to make payment under the relevant issuer swap agreement, or changes in law resulting in the obligations of one of the parties becoming illegal; and

•                  if the relevant swap provider or its guarantor, as applicable, is downgraded and fails to comply with the requirements of the ratings downgrade provision contained in the relevant swap agreement.

Upon the occurrence of a swap early termination event, the issuer or the relevant issuer swap provider may be liable to make a termination payment to the other and/or Funding 1 or the Funding 1 swap provider may be liable to make a termination payment to the other.  This termination payment will be calculated and made in sterling.  The amount of any termination payment will be based on the market value of the terminated swap based on market quotations of the cost of entering into a swap with the same terms and conditions that would have the effect of preserving the respective full payment obligations of the parties.  Any such termination payment could be substantial.

If any issuer swap is terminated early and a termination payment is due by the issuer to an issuer swap provider, as the case may be, then, pursuant to its obligations under the issuer intercompany loan, Funding 1 shall pay to the issuer an amount equal to the termination payment due to the relevant issuer swap provider.  These payments will be made by Funding 1 only after paying interest amounts due on the issuer term advances and after providing for any debit balance on the principal deficiency ledger.  The issuer shall apply amounts received from Funding 1 under the issuer intercompany loan in accordance with the issuer pre-enforcement revenue priority of payments or, as the case may be, the issuer post-enforcement priority of payments.  The application by the issuer of termination payments due to an issuer swap provider may affect the funds available to pay amounts due to noteholders.

If the issuer receives a termination payment from an issuer swap provider, then the issuer shall use those funds towards meeting its costs in effecting currency exchanges at the spot rate of exchange until a replacement issuer swap is entered into and/or to acquire a replacement issuer swap.  Noteholders will not receive extra amounts (over and above interest and principal payable on the issuer notes) as a result of the issuer receiving a termination payment.

Transfer of the swaps

Each issuer swap provider may, at its option, transfer its obligations under any of the issuer swaps to any of its affiliates.  Any such transfer is subject to certain conditions, including among other things (i) that the transferee is rated (long-term) at least AA- by Standard & Poor’s, Aa3 by Moody’s and AA- by Fitch, or its performance under the relevant issuer swap will be guaranteed in full by the relevant issuer swap provider, (ii) that the transfer must not cause an event of default or a swap early termination event under the relevant issuer swap and (iii) that the rating agencies have confirmed that the transfer will not result in the then current rating of the relevant series and class of issuer notes being downgraded.

Taxation

Neither Funding 1 nor the issuer is obliged under any of the swaps to gross up payments made by them if withholding taxes are imposed on payments made under the swaps.

A swap provider will be obliged to gross up payments made by it to Funding 1 or the issuer if withholding taxes are imposed on payments made under the swaps.

The series 3 issuer swap guarantor will be obliged to gross up payments made by it to the issuer if withholding taxes are imposed on the series 3 issuer swap guarantee.  However, the series 3 issuer swap guarantor may terminate the series 3 issuer swap guarantee if it is obliged to gross up payments made by it to the issuer.

Item 12.  Description of Securities Other than Equity Securities

Not applicable to annual reports filed on Form 20-F.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

On December 31, 2002, U.S. Bank National Association acquired the corporate trust business of State Street Bank and Trust Company, the note trustee and the security trustee under the issuer deed of charge and the Funding 1 deed of charge.  Post-acquisition, State Street Bank and Trust Company appointed U.S. Bank National Association as co-note trustee under the issuer trust deed and co-security trustee under the issuer deed of charge and the Funding 1 deed of charge.

On March 31, 2003, both State Street Bank and Trust Company and U.S. Bank National Association gave notice of their retirement as co-note trustees and co-security trustees, which will become effective when a replacement note trustee and security trustee are appointed. The issuer and Funding 1 are currently in the process of obtaining the necessary approvals for the appointment of a replacement note trustee and security trustee.

Item 15.  Controls and Procedures

Not applicable.

Item 16A.  Audit Committee Financial Expert

Not applicable.

Item 16B.  Code of Ethics

Not applicable.

Item 16C.  Principal Accountant Fees and Services

Not applicable.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

Not applicable.

Item 19.  Exhibits

The following documents are filed as part of the Annual Report on Form 20-F:

Exhibit 1: a copy of the Memorandum and Articles of Association of each of the issuer, Funding 1 and the mortgages trustee is incorporated by reference from the Registration Statement.

Exhibit 2: instruments defining the rights of the security holders as described in the Registration Statement are incorporated by reference from the Registration Statement.

Exhibit 10.1: Investor’s Report for the month of June 2002 (incorporated by reference from the Form 6-K previously filed on December 19, 2002).

Exhibit 10.2: Investor’s Report for the month of July 2002 (incorporated by reference from the Form 6-K previously filed on December 19, 2002).

Exhibit 10.3: Investor’s Report for the month of August 2002 (incorporated by reference from the Form 6-K previously filed on December 19, 2002).

Exhibit 10.4: Investor’s Report for the month of September 2002 (incorporated by reference from the Form 6-K previously filed on December 19, 2002).

Exhibit 10.5: Investor’s Report for the month of October 2002 (incorporated by reference from the Form 6-K previously filed on December 19, 2002).

Exhibit 10.6: Investor’s Report for the month of November 2002 (incorporated by reference from the Form 6-K previously filed on December 19, 2002).

Exhibit 10.7: Investor’s Report for the month of December 2002 (incorporated by reference from the Form 6-K previously filed on February 3, 2003).

SIGNATURES

Each registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERMANENT FINANCING (NO. 1) PLC

By:	/s/ David Balai
Name:	David Balai
Title:	Director

PERMANENT FUNDING (NO. 1) LIMITED

By:	/s/ David Balai
Name:	David Balai
Title:	Director

PERMANENT MORTGAGES TRUSTEE LIMITED

By:	/s/ David Balai
Name:	David Balai
Title:	Director

Dated:  June 30, 2003

I, David Balai, certify that:

1.  I have reviewed this annual report on Form 20-F, and all reports on Form 6-K containing distribution or servicing reports filed in respect of periods included the year covered by this annual report, of Permanent Financing (No. 1) PLC, Permanent Funding (No. 1) Limited and Permanent Mortgages Trustee Limited;

2.  Based on my knowledge, the information in these reports, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading as of the last day of the period covered by this annual report;

3.  Based on my knowledge, the distribution or servicing information required to be provided to the trustee by the servicer under the pooling and servicing, or similar, agreement, for inclusion in these reports is included in these reports;

4.  Based on my knowledge and upon representations made to me by the servicer, and except as disclosed in the reports, the servicer has fulfilled its obligations under the servicing agreement; and

5.  The reports disclose all significant deficiencies relating to the servicer’s compliance with the minimum servicing standards based upon representations made to me by the servicer.

In giving the certifications above, I have reasonably relied on information provided to me by the following unaffiliated parties: Halifax plc.

Date: June 30, 2003

By:	/s/ David Balai
Title: Director, Permanent Mortgages Trustee Limited