Form 20-F
period 2003-12-31
PERMANENT FUNDING NO 1 LTD; PERMANENT MORTGAGES TRUSTEE LTD; PERMANENT FINANCING NO 1 PLC
filed 2004-06-29
CIK 1174117, 1174118, 1174114

As filed with the Securities and Exchange Commission on June 30, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐                       Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒                       Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

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

Not applicable.

(1)   These items have not been offered directly to investors. Permanent Mortgages Trustee Limited is the registrant for the Funding 1 interest in the mortgages trust and is holding the Funding interest in the mortgages trust on behalf of Permanent Funding (No. 1) Limited. The Funding 1 interest in the mortgages trust will be the primary source of payments on the term advances listed. Permanent Funding (No. 1) Limited is the registrant for the term advances and has issued the term advances to Permanent Financing (No. 1) PLC. The term advances are the primary source of payments on the series 2 notes and the series 3 notes. Permanent Financing (No. 1) PLC is the registrant for the series 2 notes and the series 3 notes.

PRESENTATION OF INFORMATION

This annual report on Form 20-F relates to Permanent Financing (No. 1) PLC (the “issuer”) and the following securities (the “issuer notes”), which were issued pursuant to a trust deed dated June 14, 2002 (the “issuer trust deed”), between the issuer and State Street Bank and Trust Company (since, succeeded by The Bank of New York), as note trustee (the “note trustee”):

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

•                  $26,000,000 series 2 class C notes due June 2042

•                  $1,100,000,000 series 3 class A notes due December 2007

•                  $38,500,000 series 3 class B notes due June 2042

•                  $38,500,000 series 3 class C notes due June 2042

This annual report on Form 20-F also relates to the following advances made pursuant to the intercompany loan agreement dated June 14, 2002,  (the “issuer intercompany loan agreement”), between the issuer, Permanent Funding (No. 1) Limited (“Funding 1”), State Street Bank and Trust Company (since, succeeded by The Bank of New York), as security trustee (the “security trustee”) and Citibank, N.A., as agent bank:

•                  £509,614,731 series 2 term AAA advance

•                  £17,666,644 series 2 term AA advance

•                  £17,666,644 series 2 term BBB advance

•                  £748,299,320 series 3 term AAA advance

•                  £26,190,476 series 3 term AA advance

•                  £26,190,476 series 3 term BBB advance

This annual report on Form 20-F further relates to Funding 1’s interest in the mortgages trust, comprising, among other things, the portfolio of loans and their related security assigned to Permanent Mortgages Trustee Limited (the “mortgages trustee”) by Halifax plc (the “seller”) on June 14, 2002 (the “closing date”) and on several subsequent dates, any new loans and their new related security assigned to the mortgages trustee by the seller after the closing date, any increase in the outstanding principal balance of a loan due to the borrower taking payment holidays or making underpayments under a loan or a borrower making a drawing under any flexible loan, any interest, principal and other amounts (excluding third party amounts) paid by borrowers on their loans and their related security, the rights under the insurance policies that are assigned to the mortgages trustee or of which the mortgages trustee has the benefit, and amounts on deposit and interest earned on the mortgages trustee guaranteed investment contract.  The mortgages trustee guaranteed investment contract, or GIC, account is the bank account in which the mortgages trustee holds any cash that is part of the trust property until it is distributed to the beneficiaries.  Any actual losses in relation to the loans, any actual reductions occurring in respect of the loans and distributions of principal made from time to time to the beneficiaries or the mortgages trust will be deducted from the trust property. The composition of the trust property will fluctuate as drawings under flexible loans and new loans are added and as the loans that were previously part of the trust property are repaid, mature, default or are repurchased by the seller.

On March 31, 2003, State Street Bank and Trust Company and U.S. Bank National Association gave notice of their retirement as co-note trustees and co-security trustees.  The Bank of New York was appointed as replacement note trustee and security trustee in June 2003.  See “Item 14 — Material Modifications to the Rights of Security Holders and Use of Proceeds”.

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

Item 3.  Key Information

A.                                   Selected Financial Data

Each of the issuer, Funding 1 and the mortgages trustee incorporates by reference and attaches hereto as exhibits the following reports, filed on Form 6-K, which include all financial information relating to the securities that is relevant to holders of the issuer notes:

•                  Investor’s Report for the month of January 2003

•                  Investor’s Report for the month of February 2003

•                  Investor’s Report for the month of March 2003

•                  Investor’s Report for the month of April 2003

•                  Investor’s Report for the month of May 2003

•                  Investor’s Report for the month of June 2003

•                  Investor’s Report for the month of July 2003

•                  Investor’s Report for the month of August 2003

•                  Investor’s Report for the month of September 2003

•                  Investor’s Report for the month of October 2003

•                  Investor’s Report for the month of November 2003

•                  Investor’s Report for the month of December 2003

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

The issuer has a limited set of resources available to it to make payments on the issuer notes

The issuer’s ability to make payments of principal and interest on the issuer notes and to pay its operating and administrative expenses will depend primarily on the funds being received under the issuer intercompany loan.  In addition, the issuer will rely on the issuer dollar currency swaps and the issuer euro currency swaps to provide payments on the issuer notes denominated in US dollars and euro, respectively.  Noteholders should note that there is no liquidity facility directly available to the issuer, although Funding 1 has the benefit of a liquidity facility to pay interest on the issuer term advances corresponding to the issuer notes and to pay principal on the class A issuer notes other than the series 4 class A2 issuer notes.  The ability of Funding 1 to draw on the Funding 1 liquidity facility is subject to satisfying certain conditions precedent. In addition, as new issuers are established, each new issuer will have an indirect interest in the Funding 1 liquidity facility (which will be available to meet interest and principal obligations of Funding 1 to new issuers, subject to certain conditions precedent).  If a drawing is made under the Funding 1 liquidity facility to enable Funding 1 to meet its obligations to new issuers, then that may affect the amount of funds available to Funding 1 to meet its obligations to the issuer.

The issuer will not have any other significant sources of funds available to meet its obligations under the issuer notes and / or any other payments ranking in priority to the issuer notes.

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

If there is a shortfall between the amounts payable by Funding 1 to the issuer under the issuer intercompany loan agreement and the amounts payable by the issuer on the issuer notes, the noteholders may, depending on what other sources of funds are available to the issuer and to Funding 1, not receive the full amount of interest and / or principal which would otherwise be due and payable on the issuer notes.

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

On the final repayment date of the issuer intercompany loan any outstanding amounts in respect of the issuer term AA advances and the issuer term BBB advances will be extinguished, which would cause a loss on any class B issuer notes and any class C issuer notes still outstanding

The transaction has been structured in the expectation that on the final repayment date of the issuer intercompany loan in June 2042, the interest and principal due and payable on the issuer term AA advances and the issuer term BBB advances will be in an amount equal to the sum available to pay all outstanding interest and / or principal (including interest and / or principal deferred and unpaid) on the issuer term AA advances and the issuer term BBB advances (after paying amounts of a higher order of priority as required by the Funding 1 priority of payments).

If there is a shortfall between the amount available to pay the interest and / or principal and the amount required to pay all outstanding interest and / or principal on the issuer term AA advances and the issuer term BBB advances, then the shortfall will be deemed to be not due and payable under the issuer intercompany loan agreement and the issuer will not have any claim against Funding 1 for the shortfall.

If there is a shortfall in interest and / or principal payments under the issuer intercompany loan agreement, the noteholders may not receive the full amount of interest and / or principal which would otherwise be due and payable on the class B issuer notes or the class C issuer notes outstanding.

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

The transaction has been structured in the expectation that the series 2 issuer notes will be redeemed before the series 3 issuer notes and so on

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

This means, among other things, that the series 2 class B issuer notes and the series 2 class C issuer notes are expected to be redeemed before the series 3 class A issuer notes and the series 4 class A issuer notes, even though the series 3 class A issuer notes and the series 4 class A issuer notes have a higher rating that the series 2 class B issuer notes and the series 2 class C issuer notes.  Similarly, the series 3 class B issuer notes and the series 3 class C issuer notes are expected to be redeemed before the series 4 class A issuer notes.

However, there is no assurance that the series 2 issuer notes will be redeemed in full before the series 3 issuer notes and the series 4 issuer notes or that the series 3 issuer notes will be redeemed in full before the series 4 issuer notes or that the series 4 class A1 issuer notes will be redeemed in full before the series 4 class A2 issuer notes.  In each case, redemption of the issuer notes is ultimately dependent on, among other things, repayment and redemptions on the loans and on the term advance rating of the issuer term advances.

Further, if on any interest payment date, amounts are due and payable in respect of the class A issuer notes of any series and amounts are payable in respect of the class B issuer notes of any series and / or the class C issuer notes of any series, then payments of principal will be made on the class A issuer notes in priority to payments of principal on the class B issuer Notes and the class C issuer notes.  Similarly, if on any interest payment date, amounts are payable in respect of the class B issuer notes of any series and the class C issuer notes of any series, then payments of principal will be made on the class B issuer notes in priority to payments of principal on the class C issuer notes.

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

In addition, the security trustee will give its consent to any modifications to the mortgage sale agreement, the servicing agreement, the cash management agreement, the Funding 1 deed of charge, the Funding 1 liquidity facility agreement, the Funding 1 swap agreement, the intercompany loan terms and conditions, the bank account agreement and the master definitions and construction schedule, that are requested by Funding 1 or the cash manager, provided that Funding 1 or the cash manager certifies to the security trustee in writing that the modifications are required in order to accommodate:

(i) the addition of new issuers and / or other relevant creditors to the transaction and / or the issue of new types of notes by new issuers;

(ii) the inclusion of Permanent Funding (No. 2) PLC (“Funding 2”) as a beneficiary of the mortgages trust and / or the issue of new notes by Funding 2;

(iii) the assignment of new types of loans to the mortgages trustee;

(iv) changes to be made to the reserve fund required amount and / or the manner in which the reserve fund is funded;

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

Similar provisions will apply in relation to requests in writing from holders of a specified percentage of the principal amount outstanding of the issuer notes of each class within each series (the principal amount outstanding being converted into sterling for the purposes of making the calculation).  Noteholders should note that as a result of repayments of principal first to the the series 2 issuer notes and to the series 3 issuer notes and then to the series 4 issuer notes, the principal amount outstanding of each series of the issuer notes will change after the closing date.

Permanent Holdings Limited (“Holdings”) has established another company, Funding 2, which may become an additional beneficiary under the mortgages trust

Holdings has established a separate entity, Funding 2, which may issue new notes from time to time and use the proceeds to pay for a direct interest in the trust property rather than lending the proceeds to Funding 1.  Simultaneously with the acquisition by Funding 2 of an interest in the trust property, the seller and Funding 1, as existing beneficiaries of the mortgages trust, would be required to agree to a decrease in their beneficial interests in the trust property (which would require a partial release of security by Funding 1 over its share in the trust property).

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

Noteholders’ prior consent to the inclusion of Funding 2 as a beneficiary of the mortgages trust and the subsequent amendments to the documents and / or release of security by Funding 1 will not be obtained. Before becoming a beneficiary of the mortgages trust, however, Funding 2 will be required to satisfy a number of conditions, including:

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

If Funding 1 enters into new intercompany loan agreements, then the new term advances may rank ahead of issuer term advances as to payment, and accordingly new notes may rank ahead of the issuer notes as to payment

Since the closing date, Holdings has established new issuers to issue new notes to investors, and it is likely that Holdings will establish additional new issuers in the future.  The proceeds of each new issue will be used by the new issuer to make a new intercompany loan to Funding 1.  Funding 1 will use the proceeds of the new intercompany loan either to:

•                  pay the seller for new loans and their related security to be assigned to the mortgages trustee;

•                  pay the seller for a portion of the existing seller share of the trust property to be assigned to Funding 1;

•                  refinance an intercompany loan or intercompany loans outstanding at that time (and if the issuer’s intercompany loan to Funding 1 is refinanced, noteholders could be repaid early); and / or

•                  deposit some of those proceeds in the reserve fund.

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

Funding 1 has entered into other intercompany loan agreements with other issuers, and some of the term advances in the other intercompany loans rank ahead of some of the issuer term advances in the issuer intercompany loan as to payment, and accordingly some of the notes issued by the other issuers rank ahead of some of the issuer notes as to payment

The other issuers issued notes to investors, the equivalent net issue proceeds of which were used by the other issuers to make intercompany loans to Funding 1.  Funding 1 used most of the proceeds of these intercompany loans to pay the seller for the initial loans (together with their related security) that it assigned to the mortgages trustee on the initial closing date, which comprised Funding 1’s original share of the trust property.

The current payment and security priorities of the issuer notes relative to each other as set out in the issuer deed of charge and the issuer cash management agreement are not affected as a result of the issue of notes by the other issuers, because the other issues were separately documented.  However, Funding 1 may be required to pay to the other issuers amounts that are owing under one or more term advances ahead of or in the same order of priority as amounts owing to the issuer on the issuer term advances, depending on the term advance rating, the scheduled repayment date of that term advance and other rules regarding the payment of interest and the repayment of principal by Funding 1.  If this is the case then the other note holders will be paid before you.

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

There may be conflicts between the issuer and any new issuers, and the issuer’s interests may not prevail, which may adversely affect payments on the issuer notes

The security trustee will exercise its rights under the Funding 1 deed of charge only in accordance with directions given by the issuers (which could be the issuer and, if Funding 1 enters into new intercompany loans, any new issuer) that have the highest-ranking outstanding term advances, provided that the security trustee is indemnified and / or secured to its satisfaction.

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

During the cash accumulation period for the issuer bullet term advances, repayments of principal will only be made on the issuer series 4A2 term AAA advance, the issuer term AA advances or the issuer term BBB advances that are due and payable if the quarterly CPR of the loans in the trust property is greater than 15 per cent. and certain other conditions are met.  This means that there may be no corresponding repayments of principal on the class B issuer notes or the class C issuer notes.

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

The issuer’s ability to redeem the series 2 class A issuer notes and / or the series 3 class A issuer notes and / or the series 4 class A1 issuer notes on their scheduled redemption dates is affected by the rate of prepayment on the loans

The rate of prepayment of loans is influenced by a wide variety of economic, social and other factors, including prevailing mortgage market interest rates, the availability of alternative financing programs, local and regional economic conditions and homeowner mobility.  For instance, prepayments on the loans may be due to borrowers refinancing their loans and sales of properties by borrowers (either voluntarily or as a result of enforcement action taken).  In addition, if the seller is required to repurchase a loan or loans under a mortgage account and their related security because, for example, one of the loans does not comply with the loan warranties in the mortgage sale agreement, then the payment received by the mortgages trustee will have the same effect as a prepayment of all of the loans under the mortgage account.  Because these factors are not within its control or the control of Funding 1 or the mortgages trustee, the issuer cannot give any assurances as to the level of prepayments that the portfolio may experience.

Variation in the rate of prepayments of principal on the loans may affect each class of the issuer notes differently depending upon amounts already repaid by Funding 1 to the issuer under the issuer intercompany loan and whether a trigger event has occurred, or a loan is subject to a product switch or a further advance or the security granted by the issuer under the issuer deed of charge has been enforced.  If prepayments on the loans occur less frequently than anticipated, then there may not be sufficient funds available to redeem the series 2 class A issuer notes and / or the series 3 class A issuer notes and / or the series 4 class A1 issuer notes in full on their respective scheduled redemption dates.

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

The occurrence of trigger events and enforcement of the issuer security may adversely affect the scheduled redemption dates of the series 2 class A issuer notes, series 3 class A issuer notes and / or series 4 class A1 issuer notes

If no trigger event has occurred and the issuer security has not been enforced in accordance with the terms of the issuer deed of charge, then payments of principal will not occur on the series 2 class A issuer notes and / or series 3 class A issuer notes and / or series 4 class A1 issuer notes before their respective scheduled redemption dates.

If a trigger event occurs or the issuer security is enforced in accordance with the issuer deed of charge prior to the scheduled redemption dates for the series 2 class A issuer notes and / or series 3 class A issuer notes and / or series 4 class A1 issuer notes, then the relevant classes of issuer notes outstanding will not be repaid on their scheduled redemption dates but will be repaid on each interest payment date from monies received from Funding 1 on the issuer term AAA advances of the corresponding series as described in the following three risk factors.

If an asset trigger event occurs, any series 2 class A issuer notes, series 3 class A issuer notes, and / or series 4 class A1 issuer notes then outstanding will not be repaid on their scheduled redemption dates

When an asset trigger event has occurred, the mortgages trustee will distribute principal receipts on the loans to Funding 1 and the seller proportionally and equally based on their percentage shares of the trust property (that is, the Funding 1 share percentage and the seller share percentage).  When an asset trigger event has occurred, Funding 1 will repay (after making requisite payments to the Funding 1 liquidity facility provider and to replenish the reserve fund):

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

This order of priority of payments may change if Funding 1 enters into new intercompany loan agreements and if an issuer’s security is enforced.  If an asset trigger event occurs, any series 2 class A issuer notes and / or series 3 class A issuer notes and / or series 4 class Al issuer notes then outstanding will not be repaid on their scheduled redemption dates, and there is also a risk that they will not be repaid by their final maturity dates.

If a non-asset trigger event occurs, any series 2 class A issuer notes, series 3 class A issuer notes and / or series 4 class A1 issuer notes then outstanding will not be repaid on their scheduled redemption dates

If a non-asset trigger event has occurred, the mortgages trustee will distribute all principal receipts to Funding 1 until the Funding 1 share percentage of the trust property is zero.  When a non-asset trigger event has occurred, Funding 1 will repay (after making requisite payments to the Funding 1 liquidity facility provider and to replenish the reserve fund):

first, the issuer series 2 term AAA advance until the issuer series 2 term AAA advance is fully repaid;

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

This order of priority of payments will change if Funding 1 enters into new intercompany loan agreements and if an issuer’s security is enforced.  If a non-asset trigger event occurs, any series 2 class A issuer notes, series 3 class A issuer notes and / or series 4 class A1 issuer notes then outstanding will not be repaid on their scheduled redemption dates.

If the issuer security is enforced, any series 2 class A issuer notes, series 3 class A issuer notes and / or series 4 class A1 issuer notes then outstanding will not be repaid on their scheduled redemption dates

If the issuer security is enforced, then the mortgages trustee will distribute funds as required under the terms of the transaction agreements.  In these circumstances, any series 2 class A issuer notes, series 3 class A issuer notes and / or series 4 class A1 issuer notes then outstanding will not be repaid on their scheduled redemption dates and there is also a risk that those class A issuer notes may not be repaid by their final maturity dates.

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

•                  any variation imposed by statute;

•                  any variation of the rate of interest payable in respect of the loan where that rate is offered to the borrowers of more than 10 per cent. by outstanding principal amount of loans comprised in the trust property in any interest period; or

•                  any variation in the frequency with which the interest payable in respect of the loan is charged.

The yield to maturity of the issuer notes may be affected by the repurchase of loans subject to product switches.

Ratings assigned to the issuer notes may be lowered or withdrawn after the noteholders purchase the issuer notes, which may lower the market value of the issuer notes

The ratings assigned to each class of the issuer notes address the likelihood of full and timely payment to the noteholders of all payments of interest on each interest payment date under those classes of the issuer notes.  The ratings also address the likelihood of “ultimate” payment of principal on the final maturity date of each class of the issuer notes.  Any rating agency may lower its rating or withdraw its rating if, in the sole judgment of the rating agency, the credit quality of the issuer notes has declined or is in question.  If any rating assigned to the issuer notes is lowered or withdrawn, the market value of the issuer notes may be reduced.

A change to the ratings assigned to each class of the issuer notes will not affect the term advance ratings assigned to each issuer term advance in the intercompany loans.

Subordination of the other note classes may not protect noteholders from all risk of loss

The class B issuer notes and class C issuer notes are subordinated in right of payment of interest to the class A issuer notes.  The class C issuer notes are subordinated in right of payment of interest to the class B issuer notes.  However, the transaction has been structured in the expectation that the series 2 issuer notes will be repaid in full prior to the redemption of the series 3 class A issuer notes and the series 4 class A issuer notes.

Accordingly, there is no assurance that these subordination rules will protect the holders of class A issuer notes or the holders of class B issuer notes from all risk of loss.

Principal payments on the class B issuer notes, the class C issuer notes and the series 4 class A2 issuer notes will be deferred in some circumstances

Principal repayments on the issuer term AA advances and / or the issuer term BBB advances will be deferred in the following circumstances:

•                  if a principal loss has been recorded on the principal deficiency ledger in respect of any term AA advances or any term BBB advances (whether in respect of the issuer intercompany loan or any new intercompany loan); or

•                  if monies standing to the credit of the reserve fund have been used, on or prior to the relevant Funding 1 interest payment date, for the purposes of curing a principal deficiency in respect of any term AA advances and / or any term BBB advances (whether in respect of the issuer intercompany loan or any new intercompany loan) and the reserve fund has not been replenished by a corresponding amount on the relevant Funding 1 interest payment date; or

•                  if, as at the relevant Funding 1 interest payment date, the total outstanding principal balance of loans in the mortgages trust, in respect of which the aggregate amount in arrears is more than three times the monthly payment then due, is more than five per cent. of the total outstanding principal balance of loans in the mortgages trust; or

•                  if Funding 1 is accumulating principal during a cash accumulation period to repay the term AAA advances (other than the issuer series 4A2 term AAA advance) and the quarterly CPR of the loans in the trust property is less than or equal to 15 per cent.

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

Series 2 issuer notes, series 3 issuer notes and series 4 issuer notes may be subject to risk if the trust property deteriorates after repayment of previous series of the issuer notes

If the loans comprising the trust property do not perform as expected at any time after the repayment in full of the series 2 issuer notes, then the series 3 issuer notes and / or the series 4 issuer notes may not be repaid in full.

Noteholders may be subject to exchange rate risks on the series 2 issuer notes, the series 3 issuer notes and the series 4 class A1 issuer notes

Repayments of principal and payments of interest on the series 2 issuer notes and the series 3 issuer notes will be made in US dollars and on the series 4 class A1 issuer notes will be made in euro, but the issuer term advances made by the issuer to Funding 1 were in sterling, and repayments of principal and payments of interest by Funding 1 to the issuer under the issuer intercompany loan will be in sterling.

To hedge its currency exchange rate exposure, including the interest rate exposure connected with that currency exposure, the issuer has entered into the issuer dollar currency swaps for the series 2 issuer notes and the series 3 issuer notes with the issuer dollar currency swap provider and the issuer euro currency swap for the series 4 class A1 issuer notes with the issuer euro currency swap provider.

If the issuer fails to make timely payments of amounts due under an issuer swap, then the issuer will have defaulted under that issuer swap.  Each issuer swap provider is obliged only to make payments under an issuer swap as long as the issuer make payments under the same.  If an issuer swap provider is not obliged to make payments, or if it defaults in its obligations to make payments of amounts in US dollars or euro, as applicable, equal to the full amount to be paid by it on the payment dates under the relevant issuer swap (which are the same dates as the interest payment dates in respect of the issuer notes), the issuer will be exposed to changes in US dollar / sterling or euro / sterling currency exchange rates and in the associated interest rates on these currencies.  Unless a replacement issuer swap is entered into, the issuer may have insufficient funds to make payments due on the issuer notes of any class and any series that are then outstanding.

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

If the series 2 issuer swap provider and / or the series 4 issuer swap provider does not meet its payment obligations to the issuer under the relevant issuer swap on any semi-annual or annual interest payment date and the relevant issuer swap provider does not make a termination payment that has become due from it to the issuer, the issuer may have a larger shortfall in funds with which to make interest payments on the issuer notes than if their payment obligations were quarterly and therefore coincidental with the issuer’s payment obligations under those issuer swaps.  Hence, the difference in timing between the issuer’s obligations and the obligations of the relevant issuer swap providers under the series 2 class A issuer swap and the series 4 class A1 issuer swap may affect the issuer’s ability to make payments on the issuer notes of any class and any series.

The mortgages trustee GIC provider or the Funding 1 GIC provider may cease to satisfy certain criteria to provide the mortgages trustee GIC account or the Funding 1 GIC account

The mortgages trustee GIC provider and the Funding 1 GIC provider are required to satisfy certain criteria (including certain criteria and / or permissions set or required by the FSA from time to time) in order to continue to receive deposits in the mortgages trustee GIC account and the Funding 1 GIC account respectively.  If either the mortgages trustee GIC provider or the Funding 1 GIC provider ceases to satisfy those criteria the relevant account would need to be transferred to another entity that does satisfy those criteria.  In these circumstances the new GIC provider may not offer a GIC on terms as favorable as those provided by the mortgages trustee GIC provider or the Funding 1 GIC provider.

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

•                  if the amount of principal deficiencies exceeds the principal amount outstanding of any of the term advances (and the principal deficiencies cannot be covered by the other income of Funding 1), then the issuer may not receive the full principal amount of any or all of the issuer term advances and, accordingly, the noteholders may not receive the full face value of the class C issuer notes, the class B issuer notes and the class A issuer notes, as the case may be; and / or

•                  the issuer may be unable to pay, in full or at all, interest due on the issuer notes.

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

There can be no assurance that a borrower will repay principal at the end of the term on an interest-only loan, which may adversely affect repayments on the issuer notes

Each loan in the portfolio is repayable either on a principal repayment basis or an interest-only basis.  Of the loans in the portfolio as at January 8, 2004, approximately 36.3 per cent. were interest-only loans.  For interest-only loans, because the principal is repaid in a lump sum at the maturity of the loan, the borrower is recommended to have some repayment mechanism such as an investment plan in place to ensure that funds will be available to repay the principal at the end of the term.  However, the seller does not ensure that a repayment mechanism is in place in all cases and does not take security over these repayment mechanisms.  The borrower is also recommended to take out a life insurance policy in relation to the loan but, as with repayment mechanisms, the seller does not take security over these life insurance policies.

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

If the seller fails to advance the drawing or pay the delayed cashback, then the relevant borrower may set off any damages claim arising from the seller’s breach of contract against the seller’s (and, as assignee of the mortgages, the mortgages trustee’s) claim for payment of principal and / or interest under the loan as and when it becomes due.  These set-off claims will constitute transaction set-off as described in the immediately preceding risk factor.

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

The exercise of set-off rights by borrowers would reduce the incoming cashflow to the mortgages trustee during the exercise.  However, the amounts set off will be applied to reduce the seller share of the trust property only.  Further there may be circumstances in which:

•                  a borrower may seek to argue that certain drawings under flexible loans are unenforceable by virtue of non-compliance with the Consumer Credit Act 1974 (“CCA”); or

•                  certain drawings may rank behind liens created by a borrower after the date upon which the borrowed entered into its mortgage with the seller.

The minimum seller share has been sized in an amount expected to cover this risk, although there is no assurance that it will.  If the minimum seller share is not sufficient in this respect then there is a risk that noteholders may not receive all amounts due on the issuer notes.

If the servicer is removed, there is no guarantee that a substitute servicer would be found, which could delay collection of payments on the loans and ultimately could adversely affect payments on the issuer notes

The seller has been appointed by the mortgages trustee and the beneficiaries as servicer to service the loans.  If the servicer breaches the terms of the servicing agreement, then the mortgages trustee, Funding 1 and / or the security trustee will be entitled to terminate the appointment of the servicer and appoint a new servicer in its place.

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

Possible regulatory changes by the Office of Fair Trading, the Financial Services Authority and any other regulatory authorities may have an impact on the seller, the issuer, the servicer and / or the loans and may adversely affect the issuer’s ability to make payments when due on the issuer notes

In the United Kingdom, the Office of Fair Trading (the “OFT”) is responsible for the issue of licenses under, and the superintendence of the working and the enforcement of, the CCA, related consumer credit regulations and other consumer protection legislation.  The OFT may review businesses and operations, provide guidelines to follow and take actions when necessary with regard to the mortgage market in the United Kingdom.

Currently, a credit agreement is regulated by the CCA where: (a) the borrower is or includes an individual; (b) the amount of “credit” as defined in the CCA does not exceed the financial limit, which is £25,000 for credit agreements made on or after May 1, 1998, or lower amounts for credit agreements made before that date; and (c) the credit agreement is not an exempt agreement under the CCA.

In July 2001, the UK Department of Trade and Industry (“DTI”) published a consultation paper on modernizing the CCA that invited views on which aspects of the CCA are to be reviewed.  The DTI has since published consultation papers on specific aspects of the CCA to be reviewed including, March 2002, on the financial limit and exempt agreements under the CCA.

In November 2002, the DTI announced its intention that a credit agreement will be regulated by the CCA where, for credit agreements made after this change is implemented: (a) the borrower is or includes an individual, save for partnerships of four or more partners; (b) irrespective of the amount of credit although in July 2003, the DTI announced its intention that the financial limit will remain for certain business-to-business lending); and (c) the credit agreement is not an exempt agreement.  If this change is implemented, then any loan or further advance originated or varied bilaterally after this time, other than a regulated mortgage contract under the FSMA or an exempt agreement under the CCA, will be regulated by the CCA.  Such loan or further advance will have to comply with requirements as to form and content of the credit agreement and, if it does not comply, will be unenforceable against the borrower.

In December 2003, the DTI published a White Paper on its review of the CCA, accompanied by a consultation on (among other things) draft regulations on form and content of credit agreements regulated by the CCA that may come into force as early as October 31, 2004.

The UK’s Financial Services and Markets Act 2000 (“FSMA”) regulates a wide range of financial activities under a single statutory-based regime.  FSMA is not yet in full effect, and will be brought into effect in stages.  The first stage (known as “N2”) came into effect December 1, 2001.  Mortgage regulation will come into effect at a later stage (known as (“N(M)”) currently expected to be October 2004.

FSMA applies to any “regulated activity”.  After N(M) the following four activities: (i) entering into; (ii) in certain circumstances administering; (iii) arranging; and (iv) advising on, a

“regulated mortgage contract”, will be regulated activities.  Agreeing to carry on any of the activities will also be a regulated activity.

The main effect of the introduction of mortgage regulation is that each entity carrying on a regulated activity with respect to regulated mortgage contracts will ordinarily be required to hold authorization and permission from the FSA to carry on that activity.  Generally, each financial promotion will have to be issued or approved by a person holding authorization and permission from the FSA unless an exemption applies.  If requirements as to authorization of the originator and brokers or as to advertising are not complied with, the regulated mortgage contract will be unenforceable against the borrower except with approval of a court.

The seller will be required to hold authorization and permission to enter into and to administer and, where applicable, to advise on regulated mortgage contracts.  Brokers (in certain circumstances) will be required to hold authorization and permission to arrange and, where applicable, to advise on regulated mortgage contracts.

Under the terms of the regulatory regime under FSMA, the issuer and mortgages trustee will not carry on any regulated activity in relation to the regulated mortgage contracts that are administered pursuant to an administration agreement by an entity having the required authorization and permission.  If such administration agreement terminates, however, the issuer and mortgages trustee will have a period of not more than one month in which to arrange for mortgage administration to be carried out by a replacement administrator having the required authorization and permission.

In October 2003, the FSA published a Policy Statement containing its final conduct of business rules.  These rules are set out in the Mortgages: Conduct of Business Source Book (“MCOB”) cover conduct of business requirements for authorized persons.  The rules provide for, inter alia, certain pre-origination matters, such as financial promotions and draft pre-application illustrations, start of contract disclosures, post-sale disclosures (annual statements), rules on contract charges and arrears and repossessions.  The MCOB comes into force on N(M).  Further, in March 2003, the FSA published a consultation paper covering the changes the FSA is proposing to make to the FSA Handbook relating to the prudential and authorization-related requirements placed on authorized persons in respect of regulated mortgage activities.  The FSA’s Policy Statement and near-final rules on the prudential and other requirements were published in September 2003, and the FSA made those rules on January 15, 2004.

The FSA has stated in Consultation Paper 146 (Chapter 4, paragraph 4.24) that to avoid dual regulation once the new regulatory regime applies, all mortgages regulated by the FSA will not be covered by the CCA.  This carve-out only affects mortgages entered into after the new regulatory regime is effective (i.e. N(M)).  Before that date, the CCA will continue to be the relevant legislation.  A court order under section 126 of the CCA is necessary to enforce a mortgage securing a loan to the extent that it is regulated by the CCA or to be treated as such, and will also be necessary to enforce a mortgage securing a regulated mortgage contract.

No assurance can be given that additional regulations from the OFT, the FSA or any other regulatory authority will not arise with regard to the mortgage market in the United Kingdom generally, the seller’s particular sector in that market or specifically in relation to the seller.  Any such action or developments or compliance cost may have a material adverse effect on the seller, the issuer and / or the servicer and their respective businesses and operations.  This may adversely affect the issuer’s ability to make payments in full on the issuer notes when due.

Meanwhile, in the United Kingdom, self-regulation of the mortgage business exists under the Mortgage Code (the “CML Code”) issued by the Council of Mortgage Lenders (the “CML”).  Halifax currently subscribes to the CML Code.  Membership of the CML and compliance with the CML code are voluntary.  The CML Code sets out minimum standards of good mortgage business practice, from marketing to lending procedures and dealing with borrowers experiencing financial difficulties.  Since

April 30, 1998, lender-subscribers to the CML Code may not accept mortgage business from intermediaries who are not registered with (before November 1, 2000) the Mortgage Code Register of Intermediaries or (on and after November 1, 2000) the Mortgage Code Compliance Board.

In March 2001, the European Commission published a Recommendation to member states urging their members to subscribe to the code issue by the European Mortgage Federation (the “EMF Code”).  On July 26, 2001 the CML decided to subscribe to the code collectively on behalf of its members.  Lenders had until September 30, 2002 to implement the EMF Code, an important element of which is provision to consumers of a “European Standardized Information Sheet” (an “ESIS”) similar to the pre-application illustration proposed by the FSA.  However, UK lenders generally are not in a position to begin to provide an ESIS to consumers until N(M).  The CML has discussed this with the European Commission and the European Mortgage Federation.  While compliance with the EMF Code is voluntary, if the EMF Code is not effective, the European Commission is likely to see further pressure from consumer bodies to issue a directive on mortgage credit or to extend its proposal for a directive on consumer credit to all mortgage credit.

In September 2002, the European Commission published a proposal for a directive of the European Parliament and of the Council on the harmonization of the laws, regulations and administrative provisions of the member states concerning credit for consumers and surety agreements entered into by consumers.  In its current form, the proposal does not include a threshold amount for regulated agreements (unlike the existing Directive 87/102/EEC, as amended, which provides that (subject to certain exceptions) loans not exceeding €20,000 are regulated by such Directive) and requires specified requirements to be met in respect of certain mortgage loan products (including new credit agreements for further drawings under certain flexible mortgages and for further advances and amortization tables for repayment mortgages).  If the proposal comes into force in its current form, mortgage loans that do not comply with these requirements may be unenforceable.  Significantly, the proposal provides that it does not apply retrospectively (subject to certain exemptions including in respect of new drawings or further advances made in respect of existing agreements) and does not apply to residential mortgage loans except those that include an equity release component.  The proposal is unlikely to come into force until 2006 as the co-decision procedure of the European Parliament and of the Commission, from the publication of the proposal to the coming into force of the new consumer credit directive, is likely to take at least two years and member states will then have a further two years in which to bring national implementing legislation into force.  The DTI is currently in consultation with consumer and industry organizations in relation to this proposal.

There has been significant opposition from the European Parliament to the current form of the proposed directive, and it may be substantially amended before it is ultimately brought into effect.  Until the final text of the directive is decided and the details of the United Kingdom implementing legislation are published, it is not certain what effect the adoption and implementation of the directive would have on the seller, the issuer and / or the servicer and their respective businesses and operations.  This may adversely affect the issuer’s ability to make payments in full on the issuer notes when due.

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

In August 2002, the Law Commission for England and Wales and the Scottish Law Commission issued a join consultation LCCP No. 166 / SLCDP 119 on proposals to rationalize the UK’s Unfair Contracts Act 1977 and the UTCCR into a single piece of legislation, and a final report is expected by the end of 2003.  The Law Commissions have a duty under section 3 of the UK’s Law Commissions Act 1965 to keep the law under review for a number of purposes, including its simplification.  The proposals are primarily to simplify the legislation on unfair terms.  It is not proposed that there should be any significant increase in the extent of controls over terms in consumer contracts.  Some changes are proposed, however, such as that the legislation should not affect core terms in so far as they are not substantially different from what the borrower should reasonably expect and are transparent.  It is too early to tell how the proposals, if enacted, would affect the loans.

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

As regards other borrowers, in the event that a decision (in respect of the seller’s variable base rate) by the Ombudsman or any other competent authority finds that a borrower’s loan should be linked to HVR 2, then that borrower may set-off the overpaid sum against the amount owing under his or her loan if the seller does not reimburse that borrower.  Any non-recovery, claim or set-off ultimately may adversely affect the issuer’s ability to make payments on the issuer notes, as described above.

As the Financial Ombudsman Service is required to make decisions on the basis of, among other things, the principles of fairness, it is not possible to predict how any future decision of the Financial Ombudsman Service would affect the ability of the issuer to repay the issuer notes.

Tax payable by Funding 1 or the issuer may adversely affect the issuer’s ability to make payments on the issuer notes

Funding 1 and the issuer will generally be subject to UK corporation tax, currently at a rate of 30 per cent., on the profit reflected in their respective profit and loss accounts as increased by the amount of any non-deductible expenses or losses.  If the tax payable by Funding 1 or the issuer is greater than expected because, for example, non-deductible expenses or losses are greater than expected, the funds available to make payments on the noteholders’ issuer notes will be reduced and this may adversely affect the issuer’s ability to make payments on the issuer notes.

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

Noteholders’ interests may be adversely affected if the United Kingdom joins the European Monetary Union

If the United Kingdom joins the European Monetary Union prior to the maturity of the issuer notes, investors cannot be assured that this would not adversely affect payments on their issuer notes.

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

Changes of law may adversely affect noteholders’ interests

The structure of the issue of the issuer notes and the ratings which are assigned to them are based on English law in effect as at the date of the prospectus relating to the issuer notes.  No assurance can be given as to the impact of any possible change to English law or administrative practice in the United Kingdom or to the law or administrative practice of any other relevant jurisdiction after the date of this Form 20-F.

Insolvency Act 2000. Significant changes to the English insolvency regime have recently been enacted, including the Insolvency Act 2000.  The Insolvency Act 2000 allows certain “small” companies to seek protection from their creditors for a period of 28 days, for the purpose of putting together a company voluntary arrangement, with the option for creditors to extend the moratorium for a further two months.  A “small” company is one that satisfies, in any financial year, two or more of the following criteria: (i) its turnover is not more than £5.6 million; (ii) its balance sheet total is not more than £2.8 million; (iii) the number of employees is not more than 50.  Whether or not a company is a “small” company may change from period to period and consequently no assurance can be given that the issuer, the mortgages trustee or Funding 1 will not, at any given time, be determined to be a “small” company.  The Secretary of State for Trade and Industry may by regulation modify the eligibility requirements for “small” companies and can make different provisions for different cases.  No assurance can be given that any such modification or different provisions will not be detrimental to the interests of the noteholders.

Secondary legislation has now been enacted which exclude certain special purpose companies in relation to capital market transactions from the operational moratorium provisions.  Such exceptions include (amongst other matters): (i) a company that is party to an agreement that is or forms part of a capital market arrangement (as defined in the secondary legislation) under which (a) a party has incurred or when the agreement was entered into was expected to incur a debt of at least £10 million under the arrangement and (b) the arrangement involves the issue of a capital markets investment (also defined, but generally, a rated, listed or traded bond); and (ii) a company which has incurred a liability (including a present, future or contingent liability) of at least £10 million.  While the issuer, the mortgages trustee and Funding 1 should fall within the exceptions, there is no guidance as to how the legislation will be interpreted and the Secretary of State for Trade and Industry may be

regulation modify the exception.  No assurance may be given that any modification of the eligibility requirements for “small” companies and / or the exceptions will not be detrimental to the interests of the noteholders.

If the issuer and / or the mortgages trustee and / or Funding 1 is determined to be a “small” company and determined not to fall within one of the exceptions (by reason of modification of the exceptions or otherwise), then the enforcement of the issuer security by the security trustee may, for a period, be prohibited by the imposition of a moratorium.

Enterprise Act 2002. On September 15, 2003, the corporate insolvency provisions of the Enterprise Act 2002 came into force, amending certain provisions of the Insolvency Act 1986 (as amended, the “Insolvency Act”).  These provisions introduced significant reforms to corporate insolvency law.  In particular the reforms restrict the right of the holder of a floating charge created after September 15, 2003 to appoint an administrative receiver (unless an exception applies) and instead gives primacy to collective insolvency procedures (in particular, administration).

The holder of a floating charge created before September 15, 2003 over the whole or substantially the whole of the assets of a company (such as the security trustee under the Funding 1 deed of charge) retains the ability to block the appointment of administrator by appointing an administrative receiver, who will primarily act in the interests of the floating charge holder.

The Insolvency Act contains provisions that continue to allow for the appointment of an administrative receiver in relation to certain transactions in the capital markets.  The relevant exemption provides that the right to appoint an administrative receiver is retained for certain types of security (such as the issuer security) that form part of a capital markets arrangement (as defined in the Insolvency Act) that involved iindebtedness of at least £50 million (or, when the relevant security document was entered into (being in respect of the transactions described in the prospectus relating to the issuer notes and the issued deed of charge), a party to the relevant transaction (such as the issuer) was expected to incur a debt of at least £50 million) and the issue of a capital markets investment (also defined, but generally, a rated, listed or traded bond).  The Secretary of State for Trade and Industry may, by secondary legislation, modify the capital market exception and / or provide that the exception shall cease to have effect.  No assurance can be given that any such modification or provision in respect of the capital market exception, or its ceasing to be applicable to the transactions described in this document will not adversely affect payments on the issuer notes.  In addition, as the provisions of the Enterprise Act have never been considered judicially, no assurance can be given as to whether the Enterprise Act could have a detrimental effect on the transaction described in the prospectus relating to the issuer notes or in the interests of the noteholders.

The Insolvency Act also contains a new out-of-court route into administration for a qualifying floating charge holder, the directors or the company itself.  The relevant provisions provide for a notice period during which the holder of the floating charge can either agree to the administrator proposed by the directors of the company or appoint an alternative administrator, although the moratorium will take effect immediately after notice is given.  If the qualifying floating charge holder does not respond to the directors’ notice of intention to appoint, the directors, or as the case may be, the company’s appointee will automatically take office after the notice period has elapsed.  Where the holder of a qualifying floating charge within the context of a capital market transaction retains the power to appoint an administrative receiver, such holder may prevent the appointment of an administrator (either by the new out-of-court route or by the court based procedure), by appointing an administrative receiver prior to the appointment of the administrator being completed.

The new provisions of the Insolvency Act give primary emphasis to the rescue of the company as a going concern.  The purpose of realizing property to make a distribution to one or more creditors is subordinated to the primary purposes of rescuing the company as a going concern or achieving a better result for the creditors as a whole than would be likely than if the company were wound up.  No assurances can be given that the primary purposes of the new provisions will not conflict with the interests of the noteholders were the issuer ever subject to administration.

In addition to the introduction of a prohibition on the appointment of an administrative receiver as set out above, section 176A of the Insolvency Act provides that in relation to floating charges created after September 15, 2003 any receiver (including an administrative receiver), liquidator or administrator of a company is required to make a “prescribed part” of the company’s “net property” available for the satisfaction of unsecured debts in priority to the claims of the floating charge holder.  The company’s “net property” is defined as the amount of the chargor’s property that would be available for satisfaction of debts due to the holder(s) of any debentures secured by a floating charge and so refers to any floating charge realizations less any amounts payable to the preferential creditors in respect of the expenses of the liquidation or administration.  The “prescribed part” is defined in The Insolvency Act 1986 (Prescribed Part) Order 2003 (SI 2003 / 2097) to be an amount equal to 50 per cent. of the first £10,000 of floating charge realizations plus 20 per cent. of the floating charge realizations thereafter, provided that such amount may not exceed £600,000.

This obligation does not apply if the net property is less than a prescribed minimum and the relevant officeholder is of the view that the cost of making a distribution to unsecured creditors would be disproportionate to the benefits.  The relevant officeholder may also apply to court for an order that the provisions of section 176A of the Insolvency Act should not apply on the basis that the cost of making a distribution would be disproportionate to the benefits.

Floating charge realizations upon the enforcement of the issuer security and the security created by the second supplemental Funding 1 deed of charge may be reduced by the operation of these “ring fencing” provisions.

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

Proposed changes to the Basel Capital Accord and the risk-weighted asset framework may result in changes to the risk-weighting of the issuer notes or permit the issuer to redeem or purchase the issuer notes

The Basel Committee on Banking Supervision has issued proposals for reform of the 1988 Capital Accord and has proposed a framework that places enhanced emphasis on market discipline and sensitivity to risk.  The third consultative paper on the New Basel Capital Accord was issues on April 29, 2003 with the consultation period ending on July 31, 2003.  The Committee intends to finalize the New Basel Capital Accord by no later than the middle of 2004, allowing for implementation of the new framework in each country at year end 2006.  If implemented in accordance with their current form, the proposals could affect the risk-weighting of the issuer notes in respect of certain investors if those investors are subject to the new framework following the implementation of the New Basel Capital Accord.  Consequently, investors should consult their own advisers as to the consequences to and effect on investors of the proposed implementation of the New Basel Capital Accord.  The issuer cannot predict the precise effects of potential changes that might result if the proposals were adopted in their current form.

The issuer may, under certain circumstances relating to implementation of the New Basle Capital Accord in the United Kingdom, require investors to sell their issuer notes or redeem their issuer notes.

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

Funding 1

The property of Funding 1 consists primarily of its interest in the trust property held by the mortgages trustee (which entitles Funding 1 to receive certain payments of principal and interest from the trust property according to the terms of the mortgages trust deed) and amounts available under a reserve fund.

The mortgages trustee

The trust property includes the portfolio of loans and their related security assigned to the mortgages trustee by the seller on June 14, 2002 and on several subsequent dates, any new loans and their new related security assigned to the mortgages trustee by the seller after the closing date, any increase in the outstanding principal balance of a loan due to the borrower taking payment holidays or making underpayments under a loan or a borrower making a drawing under any flexible loan, any interest, principal and other amounts (excluding third party amounts) paid by borrowers on their loans and their related security, the rights under the insurance policies that are assigned to the mortgages trustee or of which the mortgages trustee has the benefit, and amounts on deposit and interest earned on the mortgages trustee guaranteed investment contract.  Any actual losses in relation to the loans, any actual reductions occurring in respect of the loans and distributions of principal made from time to time to the beneficiaries or the mortgages trust will be deducted from the trust property.  The composition of the trust property will fluctuate as drawings under flexible loans and new loans are added, as borrowers take payment holidays or make underpayments under a loan and as the loans that were previously part of the trust property are repaid, mature, default or are repurchased by the seller.

Item 5.  Operating and Financial Review and Prospects

A.                                   Operating Results

Not applicable.

B.            Liquidity and Capital Resources

Not applicable.

C.            Research and Development, Patents and Licenses, etc.

Not applicable.

D.                                    Trend Information

Not applicable.

E.             Off-balance Sheet Arrangements

Not applicable.

F.             Tabular Disclosure of Contractual Obligations

Not applicable.

G.                                     Safe Harbor

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

The issuer

Name	Business Address	Business Occupation
SFM Directors Limited	Blackwell House Guildhall Yard London EC2V 5AE	Provision of directors to special purpose companies

SFM Directors (No. 2) Limited	Blackwell House Guildhall Yard London EC2V 5AE	Provision of directors to special purpose companies

David Balai	HBOS Treasury Services plc 33 Old Broad Street London EC2N 1HZ	Head of Mortgage Securitisation and Covered Bonds

Funding 1

Name	Business Address	Business Occupation
SFM Directors Limited	Blackwell House Guildhall Yard London EC2V 5AE	Provision of directors to special purpose companies

SFM Directors (No. 2) Limited	Blackwell House Guildhall Yard London EC2V 5AE	Provision of directors to special purpose companies

David Balai	HBOS Treasury Services plc 33 Old Broad Street London EC2N 1HZ	Head of Mortgage Securitisation and Covered Bonds

The mortgages trustee

Name	Business Address	Business Occupation
Michael George Best	47 Esplanade St. Helier Jersey JE1 0BD	Trust Company Director

Peter John Richardson	47 Esplanade St. Helier Jersey JE1 0BD	Trust Company Director

David Balai	HBOS Treasury Services plc 33 Old Broad Street London EC2N 1HZ	Head of Mortgage Securitisation and Covered Bonds

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

D.            Exchange Controls

None.

E.             Taxation

United Kingdom Taxation

The following section summarizes the material UK tax consequences of the purchase, ownership and disposition of the issuer notes based on current law and practice in the UK. The summary assumes that the profit in Funding 1’s profit and loss account will not exceed 0.01 per cent. of the Funding 1 available revenue receipts and that the profit in the issuer’s profit and loss account will not exceed 0.01 per cent. of the interest on the issuer term advances under the issuer intercompany loan.  It further assumes that all payments made pursuant to the final documentation are calculated on arm’s length terms.  The summary does not purport to be a complete analysis of all tax considerations of the purchase, ownership and disposition of the issuer notes.  It relates to the position of persons who are the absolute beneficial owners of issuer notes and may not apply to certain classes of persons such as dealers or persons connected with the issuer.  Noteholders who may be subject to tax in a jurisdiction other than the UK or who may be unsure as to their tax position should seek their own professional advice.

Taxation of US residents

As discussed in more detail below, no UK withholding tax will be required in relation to interest payments on the issuer notes provided that the issuer notes are listed on a recognised stock exchange, which includes the London Stock Exchange.  If the issuer notes cease to be listed on a “recognised stock exchange”, an amount must be withheld on account of UK income tax at the lower rate (currently 20 per cent.), subject to any direction to the contrary from the Inland Revenue in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty.

Residents of the US are generally not subject to tax in the UK on payments on the issuer notes under the terms of the double taxation treaty between the US and the UK (the “Treaty”), subject to completion of administrative formalities, except where the issuer notes are effectively connected with a permanent establishment or a fixed base of the noteholder situated in the UK or where the amounts paid on the issuer notes not exceed the return on comparable debt instruments, in which event the UK may tax the excess in accordance with UK domestic law.

Subject to the opinions set out in the preceding paragraphs, as discussed in more detail under “Direct assessment of non-UK resident holders of the issuer notes to UK tax on interest” below, a noteholder who is resident in the US for US tax purposes and who is not resident in the UK for UK tax purposes will not be subject to UK tax in respect of any payments on the issuer notes unless they are held by or for a trade, profession or vocation carried on by him through a branch or agency (or, in the case of a noteholder that is a company, through a permanent establishment) in the UK.

US resident noteholders will not be liable to UK tax in respect of a disposal of the issuer notes provided they are not within the charge to UK corporation tax and (i) are not resident or ordinarily resident in the UK, and (ii) do not carry on a trade, profession or vocation carried on by him through a branch or agency in connection with which interest is received or to which the issuer notes are attributable.

Withholding tax

There will be no UK withholding tax in relation to interest payments on the issuer notes provided that, so far as concerns deduction by the issuer or its paying agents, the issuer notes are listed on a “recognized stock exchange”, as defined in Section 841 of the Income and Corporation Taxes Act 1988 (“ICTA”).  The London Stock Exchange is current a recognized stock exchange for this purpose.  If the issuer notes cease to be listed on a “recognized stock exchange”, an amount must be withheld on account of UK income tax at the lower rate (currently 20 per cent.) from interest paid on them, subject to any direction to the contrary by the Inland Revenue in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty or to the interest being paid to persons (including companies within the charge to UK corporation tax) and in circumstances specified in Section 349A to 349D if the ICTA.

Noteholders who are individuals may wish to note that the Inland Revenue has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the UK who either pays interest to, or receives interest for the benefit of, an individual. Information so obtained may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions.

Direct assessment of non-UK resident holders of the issuer notes to UK tax on interest

Interest on the issuer notes has a UK source. Accordingly, payments of interest on the issuer notes will in principle be within the charge to UK tax even if paid without withholding or deduction. However, other than where the provisions of the Treaty apply to allow certain interest paid to residents of the US to be taxed in the UK, such payments will not be chargeable to UK tax in the hands of a noteholder who is not resident for tax purposes in the UK unless such noteholder carries on a trade, profession or vocation through a branch or agency (or, in the case of a noteholder which is a company, which carries on a trade through a permanent establishment) in the UK in connection with which the payments are received or to which the issuer notes are attributable, in which case (subject to exemptions for interest received by certain categories of agent such as some brokers and investment managers) tax may be levied on the UK branch or agency or permanent establishment.

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

Taxation of returns: other noteholders

Noteholders who are not within the charge to UK corporation tax and who are resident or ordinarily resident in the UK for tax purposes or who carry on a trade, profession or vocation in the UK through a branch or agency in connection with which interest on the issuer notes is received or to which the issuer notes are attributable will generally be liable to UK tax on the amount of any interest received in respect of the issuer notes.  As the series 2 issuer notes and series 3 issuer notes are denominated in US dollars and the series 4 class A1 issuer notes are denominated in euro, they will not be regarded by the Inland Revenue as constituting “qualifying corporate bonds” within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992.  Accordingly, a disposal of any of these issuer notes may give rise to a chargeable gain or an allowable loss for the purpose of the UK taxation of chargeable gains.

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

A disposal of the issuer notes by such noteholders as described above may also give rise to a charge to tax on income in respect of an amount representing interest accrued on the issuer notes since the preceding payment date.  For the issuer notes which constitute variable rate securities, taxation in respect of such a disposal will be computed on the basis that such amount as the Inland Revenue considers to be just and reasonable will be treated as accrued income.  However, the transferee of a variable rate security will not be entitled to any relief on such amount.  All of the issuer notes (except the series 2 class A issuer notes and series 4 class A1 issuer notes) will constitute variable rate issuer notes for this purpose.

Stamp duty and stamp duty reserve tax

No UK stamp duty or stamp duty reserve tax is payable on the issue or transfer of the offered global issuer notes or on the issue or transfer of a note in definitive form.

UK taxation of Funding 1 and the issuer

Funding 1 and the issuer will generally be subject to UK corporation tax, currently at a rate of 30 per cent., on the profit reflected in their respective profit and loss accounts as increased by the amounts of any non-deductible expenses or losses.  Examples of non-deductible expenses and losses include general provisions for bad debts.  In respect of Funding 1, the profit in the profit and loss account will not exceed 0.01 per cent. of the Funding 1 available revenue receipts. In respect of the issuer, the profit in the profit and loss account will not exceed 0.01 per cent. of the interest on the issuer term advances under the issuer intercompany loan.

UK taxation of the mortgages trustee

The mortgages trustee will have no liability to UK tax in respect of any income, profit or gain arising under these arrangements.  Accordingly, the mortgages trustee will have no liability to UK tax in relation to amounts that it receives on behalf of Funding 1 or the seller under the mortgages trust.

EU Savings Directive

On June 3, 2003, the European Council of Economics and Finance Ministers adopted a Directive on the taxation of savings income (the “EU Savings Tax Directive”) under which Member States will be required from a date not earlier than January 1, 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead be required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

Jersey is not a member of the European Union and therefore is not required to implement the EU Savings Tax Directive. However, the Policy & Resources Committee of the States of Jersey has announced that, in keeping with Jersey’s policy of constructive international engagement, Jersey, in line with steps proposed by other relevant third countries proposes to introduce a withholding tax system in respect of payments of interest, or other similar income, made to an individual beneficial owner resident in an EU Member State by a paying agent situated in Jersey (the terms “beneficial owner” and “paying agent” for this purpose are as defined in the EU Savings Tax Directive). The withholding tax system would apply for a transitional period prior to the implementation of a system of automatic communication to EU Member States of information regarding such payments. During this transitional period, such an individual beneficial owner resident in an EU Member State will be entitled to request a paying agent not to withhold tax from such payments but instead to apply a system by which the details of such payments are communicated to the tax authorities of the EU Member State in which the beneficial owner is resident.

The States of Jersey have not yet adopted measures to implement these proposals but are expected to adopt such measures on the same timetable as EU Member States and other relevant third countries.

United States Federal Income Taxation

The following section summarizes the material US federal income tax consequences of the purchase, ownership and disposition of the series 2 issuer notes and series 3 issuer notes (the “US notes”).  In general, the summary assumes that a holder acquires the US notes at original issuance and holds the US notes as capital assets.  It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the US notes.  In particular, it does not discuss special tax considerations that may apply to certain types of taxpayers, including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in stocks, securities, notional principal contracts or currencies; (iv) tax-exempt entities; (v) regulated investment companies; (vi) persons that will hold the US notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for US federal income tax purposes; (vii) persons that own (or are deemed to own) 10 per cent. or more of the voting shares of the issuer; (viii) persons who hold US notes through partnerships or other pass-through entities; and (ix) persons that have a “functional currency” other than the US dollar.  In addition, this summary does not address alternative minimum tax consequences, nor does it describe any tax consequences arising under the laws of any taxing jurisdiction other than the US federal government.

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

As used in this section, the term “United States holder” means a beneficial owner of US notes that is for US federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation) or partnership, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) any estate the income of which is subject to US federal income tax regardless of the source of its income; or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.  If a partnership holds US notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding US notes should consult their own tax advisers.  A “Non-United States holder” is a beneficial owner of US notes that is not a United States holder.

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

Taxation of Non-United States holders of the US Notes

Subject to the backup withholding rules discussed below, a Non-United States holder generally should not be subject to US federal income or withholding tax on any payments on a US note and gain from the sale, redemption or other disposition of a US note unless: (i) that payment and / or gain is effectively connected with the conduct by that Non-United States holder of a trade or business in the United States; (ii) in the case of any gain realized on the sale or exchange of a US note by an individual Non-United States holder, that holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met; or (iii) the Non-United States holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates.  Non-United States holders should consult their own tax advisors regarding the US federal income and other tax consequences of owning US notes.

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

If a United States holder were treated as owning an equity interest in a PFIC, unless a United States holder makes a “QEF election” or “mark to market election”, a United States holder will be subject to a special tax regime (i) in respect of gains realized on the sale or other disposition of the relevant notes, and (ii) in respect of distributions on the relevant notes held for more than one taxable year to the extent those distributions constitute “excess distributions”.  Although not free from doubt, the PFIC rules should not apply to gain realized in respect of any notes disposed of during the same taxable year in which such notes are acquired.  An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year to the extent the amount of such distributions exceeds 125 per cent. of the average distributions for the three preceding years (or, if shorter, the investor’s holding period).  Because the US notes pay interest at a floating rate, it is possible that a US holder will receive “excess distributions” as a result of fluctuations in the rate of USD-LIBOR over the term of the US notes.  In general, under PFIC rules, a United States holder will be required to allocate such excess distributions and any gain realized on a sale of its notes to each day during the United States holder’s holding period for the notes, and will be taxable at the highest rate of taxation applicable to the notes for the year to which the excess distribution or gain is allocable (without regard to the United States holder’s other items of income and loss for such taxable year) (the “deferred tax”).  The deferred tax (other than the tax on amounts allocable to the year of disposition or receipt of the distribution) will then be increased by an interest charge computed by reference to the rate generally applicable to underpayments of tax (which interest charge generally will be non-deductible interest expense for individual taxpayers).

Backup withholding and information reporting

Backup withholding and information reporting requirements may apply to certain payments on the US notes and proceeds of the sale or redemption of the US notes to United States holders.  The issuer, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding if the United States holder fails to furnish the United States holder’s taxpayer identification number (usually on IRS Form W-9), to certify that such United States holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules.  Certain United States holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements.  Non-United States holders may be required to comply with applicable certification procedures (usually on IRS Form W-8BEN) to establish that they are not United States holders in order to avoid the application of such information reporting requirements and backup withholding.

Payments of principal or interest made to or through a foreign office of a custodian, nominee or other agent acting on behalf of a beneficial owner of a US note generally will not be subject to backup withholding. However, if such custodian, nominee or other agent is (i) a United States person (as defined in section 7701(a)(30) of the Code), (ii) a controlled foreign corporation (as defined in section 957(a) of the Code), (iii) a foreign person 50 per cent. or more of whose gross income is effectively connected with a US trade or business for a specified three-year period, or (iv) a foreign partnership if (A) at any time during its tax year, one or more of its partners are United States persons (as defined in applicable Treasury regulations) who in the aggregate hold more than 50 per cent. of the income or capital interest in the partnership or (B) at any time during its taxable year, it is engaged in a US trade or business (each of (i) through (iv), a “US Connected Holder”), such custodian, nominee or other agent may be subject to certain information reporting requirements with respect to such payment unless it has in its records documentary evidence that the beneficial owner is not a United States holder and certain conditions are met or the beneficial owner otherwise establishes an exemption. Principal and interest paid by the US office of a custodian, nominee or agent will be subject to both backup withholding and information reporting unless the beneficial owner certifies its non-US status under penalties of perjury or otherwise establishes an exemption. Payments of proceeds on the sale of a US note made to or through a foreign office of a broker will not be subject to backup withholding. However, if such broker is a US Connected Holder, information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States holder and certain conditions are met or the beneficial owner otherwise establishes an exemption. Payments of proceeds on the sale of a US note made to or through the US office of a broker will be subject to backup withholding and information reporting unless the beneficial owner certifies, under penalties of perjury, that it is not a US holder or otherwise establishes an exemption.

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

Material Jersey (Channel Islands) Tax Considerations

The mortgages trustee is resident in Jersey for taxation purposes and will be liable to income tax in Jersey at a rate of 20 per cent. in respect of the profits it makes from acting as trustee of the mortgages trust.  The mortgages trustee will not be liable for any income tax in Jersey in respect of any income it receives in its capacity as mortgages trustee on behalf of the beneficiaries of the mortgages trust.

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

•                  issuer dollar currency swaps: to protect the issuer against changes in the sterling to dollar exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and either (i) a fixed rate of interest applicable to the series 2 class A issuer notes up to and including the interest payment date in June 2005, payable, during this period, (A) semi-annually on the interest payment date falling in December and in June of each year until the occurrence of a trigger event or the enforcement of the issuer security and (B) quarterly on and following the interest payment date occurring immediately thereafter, or (ii) a LIBOR based rate for three-month dollar deposits, applicable to the series 2 class B issuer notes, the series 2 class C issuer notes and the series 2 class A issuer notes, from and including the interest payment date falling in June 2005, and the series 3 issuer notes; and

•                  issuer euro currency swaps: to protect the issuer against changes in the sterling to euro exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and either (i) a fixed rate of interest applicable to the series 4 class A1 issuer notes up to and including the interest payment in June 2007 payable, during this period, (A) annually on the interest payment date falling in June of each year until the occurrence of a trigger event or the enforcement of the issuer security and (B) quarterly on and following the interest payment date occurring immediately thereafter or (ii) a EURIBOR based rate for three-month euro deposits applicable to the series 4 class A1 issuer notes from and including the interest payment date falling in June 2007.

The Funding 1 swap

Some of the loans in the portfolio pay a variable rate of interest for a period of time which may either be linked to the mortgages trustee variable base rate or linked to a variable interest rate other than the mortgages trustee variable base rate, such as a rate set by the Bank of England.  Other loans pay a fixed rate of interest for a period of time.  However, the interest rate payable by Funding 1 with respect to the issuer term advances is calculated as a margin over LIBOR for three-month sterling deposits.  To provide a hedge against the possible variance between:

(1)                                  the mortgages trustee variable base rate payable on the variable rate loans, the rates of interest payable on the tracker rate loans and the fixed rates of interest payable on the fixed rate loans; and

(2)                                  a LIBOR based rate for three-month sterling deposits,

Funding 1, the Funding 1 swap provider and the security trustee have entered into the Funding 1 swap as amended and restated on November 25, 2003.  The Funding 1 swap:

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

The notional amount of the Funding 1 swap in respect of a calculation period will be an amount in sterling equal to:

•                  the aggregate principal amount outstanding of all intercompany loans on the first day of the relevant calculation period, less

•                  the balance of the principal deficiency ledger attributable to all intercompany loans on the first day of the relevant calculation period, less

•                  the amount of the principal receipts in the Funding 1 GIC account attributable to all intercompany loans on the first day of the relevant calculation period.

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

The issuer currency swaps

The issuer intercompany loan is denominated in sterling, and interest payable by Funding 1 to the issuer under the issuer term advances is calculated as a margin over LIBOR for three-month sterling deposits.  However, some of the issuer notes are denominated in US dollars and accrue interest at either a fixed rate, or a LIBOR based rate for three-month US dollar deposits.  In addition, the series 4 class A1 issuer notes are denominated in euro and accrue interest at a fixed rate up to the interest payment date falling in June 2007 and thereafter at a EURIBOR based rate for three-month euro deposits.  To deal with the potential interest rate and / or currency mismatch between (i) its receipts and liabilities in respect of the issuer intercompany loan and (ii) its receipts and liabilities under the issuer notes, the issuer has, pursuant to the terms of the issuer currency swaps, swapped its receipts and liabilities in respect of all euro denominated issuer notes and all US dollar denominated issuer notes into sterling on terms that match the issuer’s obligations under the US dollar denominated issuer notes or the euro denominated issuer notes, as applicable.

The currency amount of each issuer currency swap is the principal amount outstanding under the term advance for the issuer notes to which the relevant issuer currency swap relates.  In order to allow for the effective currency amount of each issuer currency swap to amortize at the same rate as the relevant class of issuer notes, each issuer currency swap agreement provides for a number of conditional mini-swaps intended to ensure that as and when the issuer notes amortize, a portion of the relevant issuer currency swap so terminated will be swapped from sterling into US dollars at the relevant dollar currency exchange rate or into euro at the euro currency exchange rate, as applicable.

The obligations of the series 3 issuer swap provider under the relevant issuer dollar currency swaps are guaranteed by the issuer dollar currency swap guarantor pursuant to a guarantee (the “series 3 issuer swap guarantee”).

In the event that any issuer currency swap is terminated prior to the service of an issuer note acceleration notice or the final redemption of the relevant US dollar denominated or euro denominated issuer notes, as applicable, the issuer shall enter into a replacement issuer currency swap in respect of that class and series of issuer notes.  Any replacement issuer currency swap must be entered into on terms acceptable to the rating agencies, the issuer and the security trustee and with a replacement issuer currency swap provider whom the rating agencies have previously confirmed in writing to the issuer and the security trustee will not cause the then current ratings of the issuer notes to be downgraded, withdrawn or qualified.  If the issuer is unable to enter into any replacement issuer currency swaps on terms acceptable to the rating agencies, this may affect amounts available to pay amounts due under the issuer notes.

If an issuer currency swap agreement is terminated and the issuer is unable to enter into a replacement swap as described above, then any payments received by the issuer from Funding 1 on each Funding 1 interest payment date shall be deposited in the issuer bank account (or such other account opened for this purpose) and applied by the issuer to repay the issuer notes on each interest payment date after exchanging at the “spot” rate, the relevant proceeds from sterling into US dollars or euros as required.

Ratings downgrade of swap providers

Under each of the swap agreements, in the event that the relevant rating(s) of a swap provider, or its respective guarantor, as applicable, is or are, as applicable, downgraded by a rating agency below the rating(s) specified in the relevant swap agreement (in accordance with the requirements of the rating agencies) for such swap provider, and, as a result of the downgrade, the then current ratings of the current notes, in respect of the Funding 1 swap, or the issuer notes corresponding to the relevant issuer swap in respect of the relevant issuer swap, would or may, as applicable, be adversely affected, the relevant swap provider will, in accordance with the Funding 1 swap or the relevant issuer swap, as applicable, be required to take certain remedial measures, which may include providing collateral for its obligations under the relevant swap, arranging for its obligations under the relevant swap to be transferred to an entity which satisfies the rating requirements of the relevant rating agency or rating agencies (as applicable), as specified in the relevant swap agreement,  obtaining a guarantee from a satisfactory third party, procuring another entity which satisfies the rating requirements of the relevant rating agency or rating agencies (as applicable), as specified in the relevant swap agreement, to become co-obligor in respect of its obligations under the relevant swap, or taking such other action as it may agree with the relevant rating agency or rating agencies (as applicable).

In light of the credit rating of CSFBi as at the date of this filing, CSFBi, as series 4 class A1 issuer swap provider, has provided collateral for its obligations under the series 4 class A1 issuer swap from the effective date of such issuer swap.  In the event that CSFBi’s credit rating is restored to the level required under the relevant issuer swap agreements, the obligation to post collateral will cease.

Termination of the swaps

The Funding 1 swap will terminate on the date on which the aggregate principal amount outstanding under all intercompany loans is reduced to zero.

Each issuer swap other than the series 2 class A issuer swap, the series 3 class A issuer swap and the series 4 class A1 issuer swap will terminate on the earlier of the interest payment date falling in June 2042 and the date on which all of the relevant class and series of issuer notes are redeemed in full.  The series 2 class A issuer swap will terminate on the earlier of the interest payment date falling in June 2007 and the date on which the series 2 class A issuer notes are redeemed in full.  The series 3 class A issuer swap will terminate on the earlier of the interest payment date falling in December 2007 and the date on which the series 3 class A issuer notes are redeemed in full.  The series 4 class A1 issuer swap will terminate on the earlier of the interest payment date falling in June 2009 and the date on which the series 4 class A1 issuer notes are redeemed in full.

Any swap may also be terminated in any of the following circumstances, each referred to as a “swap early termination event”:

•                  if there is a failure by a party to pay any amounts due under that swap;

•                  in respect of the issuer swaps, if an event of default under the issuer notes occurs and the security trustee serves an issuer note acceleration notice;

•                  in respect of the Funding 1 swap, if an event of default under any intercompany loan occurs and the security trustee serves an intercompany loan acceleration notice;

•                  in respect of the issuer swaps, at the option of the issuer, if certain tax representations by the relevant issuer swap provider prove to have been untrue or misleading in any material respect;

•                  upon the occurrence of an insolvency of the relevant swap provider, or its guarantor, as applicable, or the merger of the relevant swap provider without an assumption of the obligations under the relevant swap agreement, or changes in law resulting in the obligations of one of the parties becoming illegal; and

•                  if the relevant swap provider or its guarantor, as applicable, is downgraded and fails to comply with the requirements of the ratings downgrade provision contained in the relevant swap agreement.

Upon the occurrence of a swap early termination event, the issuer or the relevant issuer swap provider may be liable to make a termination payment to the other party (in the case of an issuer swap) and / or Funding 1 or the Funding 1 swap provider may be liable to make a termination payment to the other party (in the case of the Funding 1 swap).  This termination payment will be calculated and made in sterling.  The amount of any termination payment will be based on the market value of the terminated swap as determined on the basis of quotations sought from leading dealers as to the cost of entering into a swap with the same terms and conditions that would have the effect of preserving the economic equivalent of the respective full payment obligations of the parties (or based upon a good faith determination of total losses and costs (or gains) if an insufficient number of quotations can be obtained or if basing the valuation on quotations would not produce a commercially reasonable result).  Any such termination payment could be substantial.

If any issuer swap is terminated early and a termination payment is due by the issuer to an issuer swap provider, then, pursuant to its obligations under the issuer intercompany loan, Funding 1 shall pay to the issuer an amount equal to the termination payment due to the relevant issuer swap provider.  These payments will be made by Funding 1 only after paying interest amounts due on the issuer term advances and after providing for any debit balance on the principal deficiency ledger.  The issuer shall apply amounts received from Funding 1 under the issuer intercompany loan in accordance with the issuer pre-enforcement revenue priority of payments or, as the case may be, the issuer post-enforcement priority of payments.  The application by the issuer of termination payments due to an issuer swap provider may affect the funds available to pay amounts due to noteholders.

If the issuer receives a termination payment from an issuer currency swap provider, then the issuer shall use those funds towards meeting its costs in effecting currency exchanges at the spot rate of exchange until a replacement issuer currency swap is entered into and / or to acquire a replacement issuer currency swap.

If the issuer receives a termination payment from the issuer interest rate swap provider, then the issuer shall deposit those funds in the issuer bank account (or such other account opened for such purpose) and apply the funds to pay interest on the series 5 class A issuer notes until a replacement issuer interest rate swap is entered into and / or acquire a replacement issuer interest rate swap.

Noteholders will not receive extra amounts (over and above interest and principal payable on the issuer notes) as a result of the issuer receiving a termination payment.

Transfer of the swaps

Each issuer swap provider may, subject to certain conditions specified in the relevant issuer swap agreement, including (without limitation) the satisfaction of certain requirements of the rating agencies, transfer its obligations under any of the issuer swaps to another entity.

Taxation

Neither Funding 1 nor the issuer is obliged under any of the swaps to gross up payments made by them if withholding taxes are imposed on payments made under the swaps.

A swap provider will be obliged to gross up payments made by it to Funding 1 or the issuer if withholding taxes are imposed on payments made under the swaps.

The series 3 issuer swap guarantor will be obliged to gross up payments made by it to the issuer if withholding taxes are imposed on payments under the series 3 issuer swap guarantee.  However, the series 3 issuer swap guarantee provides that the series 3 issuer swap guarantor may terminate the series 3 issuer swap guarantee if it ids obliged to gross up payments made to it by the issuer.

Item 12.  Description of Securities Other than Equity Securities

Not applicable to annual reports filed on Form 20-F.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

On March 31, 2003, both State Street Bank and Trust Company and U.S. Bank National Association gave notice of their retirement as co-note trustees and co-security trustees.  The Bank of New York was appointed as replacement note trustee and security trustee in June 2003.

Item 15.  Controls and Procedures

Not applicable.

Item 16A.  Audit Committee Financial Expert

Not applicable.

Item 16B.  Code of Ethics

Not applicable.

Item 16C.  Principal Accountant Fees and Services

Not applicable.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

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

Exhibit 12: Section 302 certification.

Exhibit 15.1: Investor’s Report for the month of January 2003 (incorporated by reference from the Form 6-K previously filed on February 14, 2003).

Exhibit 15.2: Investor’s Report for the month of February 2003 (incorporated by reference from the Form 6-K previously filed on March 28, 2003).

Exhibit 15.3: Investor’s Report for the month of March 2003 (incorporated by reference from the Form 6-K previously filed on May 23, 2003).

Exhibit 15.4: Investor’s Report for the month of April 2003 (incorporated by reference from the Form 6-K previously filed on May 23, 2003).

Exhibit 15.5: Investor’s Report for the month of May 2003 (incorporated by reference from the Form 6-K previously filed on June 18, 2003).

Exhibit 15.6: Investor’s Report for the month of June 2003 (incorporated by reference from the Form 6-K previously filed on July 11, 2003).

Exhibit 15.7: Investor’s Report for the month of July 2003 (incorporated by reference from the Form 6-K previously filed on August 8, 2003).

Exhibit 15.8: Investor’s Report for the month of August 2003 (incorporated by reference from the Form 6-K previously filed on September 8, 2003).

Exhibit 15.9: Investor’s Report for the month of September 2003 (incorporated by reference from the Form 6-K previously filed on October 10, 2003).

Exhibit 15.10: Investor’s Report for the month of October 2003 (incorporated by reference from the Form 6-K previously filed on November 13, 2003).

Exhibit 15.11: Investor’s Report for the month of November 2003 (incorporated by reference from the Form 6-K previously filed on December 8, 2003).

Exhibit 15.12: Investor’s Report for the month of December 2003 (incorporated by reference from the Form 6-K previously filed on January 22, 2004).

SIGNATURES

Each registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERMANENT FINANCING (NO. 1) PLC

	By:	/s/ David Balai
	Name:	David Balai
	Title:	Director

PERMANENT FUNDING (NO. 1) LIMITED

	By:	/s/ David Balai
	Name:	David Balai
	Title:	Director

PERMANENT MORTGAGES TRUSTEE LIMITED

	By:	/s/ David Balai
	Name:	David Balai
Date: June 30, 2004	Title:	Director