Form 20-F
period 2004-12-31
PERMANENT FUNDING NO 1 LTD; PERMANENT FINANCING NO 2 PLC; PERMANENT MORTGAGES TRUSTEE LTD
filed 2005-06-30
CIK 1174117, 1211134, 1174118

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

or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                    to

Commission file number:  333-102040

PERMANENT FINANCING (NO. 2) PLC

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

Title of each class

$1,750,000,000 series 2 class A notes due September 2007

$61,000,000 series 2 class B notes due June 2042

$61,000,000 series 2 class C notes due June 2042

$1,750,000,000 series 4 class A notes due December 2009

Series 2 term AAA advance(1)

Series 2 term AA advance(1)

Series 2 term BBB advance(1)

Series 4 term AAA advance(1)

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

Not applicable.

(1) These items have not been offered directly to investors. Permanent Mortgages Trustee Limited is the registrant for the Funding 1 interest in the mortgages trust and is holding the Funding interest in the mortgages trust on behalf of Permanent Funding (No. 1) Limited. The Funding 1 interest in the mortgages trust is the primary source of payments on the term advances listed. Permanent Funding (No. 1) Limited is the registrant for the term advances and has issued the term advances to Permanent Financing (No. 2) PLC. The term advances are the primary source of payments on the series 2 notes and the series 4 notes. Permanent Financing (No. 2) PLC is the registrant for the series 2 notes and the series 4 notes.

PRESENTATION OF INFORMATION

This annual report on Form 20-F relates to Permanent Financing (No. 2) PLC (the “issuer”) and the following securities (the “issuer notes”), which were issued pursuant to a trust deed dated March 6, 2003, (the “issuer trust deed”), between the issuer and U.S. Bank National Association (since, succeeded by The Bank of New York), as note trustee (the “note trustee”):

•                  $1,750,000,000 series 2 class A notes due September 2007

•                  $61,000,000 series 2 class B notes due June 2042

•                  $61,000,000 series 2 class C notes due June 2042

•                  $1,750,000,000 series 4 class A notes due December 2009

This annual report on Form 20-F also relates to the following advances made pursuant to the intercompany loan agreement dated March 6, 2003 (the “issuer intercompany loan agreement”), between the issuer, Permanent Funding (No. 1) Limited (“Funding 1”), U.S. Bank National Association (since, succeeded by The Bank of New York), as security trustee (the “security trustee”) and Citibank, N.A., as agent bank:

•                  £1,108,016,000 series 2 term AAA advance

•                  £38,622,000 series 2 term AA advance

•                  £38,622,000 series 2 term BBB advance

•                  £1,107,250,000 series 4 term AAA advance

This annual report on Form 20-F further relates to Funding 1’s interest in the mortgages trust, comprising, among other things, the portfolio of loans and their related security assigned to Permanent Mortgages Trustee Limited (the “mortgages trustee”) by Halifax plc (the “seller”) on June 14, 2002, and on several subsequent dates any new loans and their new related security assigned to the mortgages trustee by the seller after March 6, 2003 (the “closing” date), any increase in the outstanding principal balance of a loan due to the borrower taking payment holidays or making underpayments under a loan or a borrower making a drawing under any flexible loan, any interest, principal and other amounts (excluding third party amounts) paid by borrowers on their loans and their related security, the rights under the insurance policies that are assigned to the mortgages trustee or of which the mortgages trustee has the benefit, and amounts on deposit and interest earned on the mortgages trustee guaranteed investment contract. The mortgages trustee guaranteed investment contract, or GIC, account is the bank account in which the mortgages trustee holds any cash that is part of the trust property until it is distributed to the beneficiaries. Any actual losses in relation to the loans, any actual reductions occurring in respect of the loans and distributions of principal made from time to time to the beneficiaries or the mortgages trust will be deducted from the trust property. The composition of the trust property will fluctuate as drawings under flexible loans and new loans are added and as the loans that were previously part of the trust property are repaid, mature, default or are repurchased by the seller.

Certain terms used herein and not defined have the same meaning ascribed to such terms in the Registration Statement filed on Form S-11 (the “Registration Statement”) relating to the securities (file number 333-102040).

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

Noteholders should note that there is no liquidity facility directly available to the issuer, although Funding 1 has the benefit of a liquidity facility to pay interest on the issuer term advances corresponding to the issuer notes and to pay principal on the class A issuer notes other than the series 3 class A issuer notes (save as described below) and the series 5 class A issuer notes. In the event that the seller suffers certain ratings downgrades, Funding 1 will be required to fund the liquidity reserve fund, though there can be no assurance that Funding 1 will have sufficient resources to do so at such time, and Funding 1 may draw money from the liquidity reserve fund, to the extent it has been funded, to pay amounts due to the issuer. The ability of Funding 1 to draw on the Funding 1 liquidity facility is subject to satisfying certain conditions precedent. The Funding 1 liquidity facility will be available to repay principal due on the issuer term advance corresponding to the series 3 class A issuer notes on their final maturity date only.

In addition to the issuer, all relevant issuers (including the previous issuer and, as they are established, each new issuer) have or will have an indirect interest in the Funding 1 liquidity facility (the Funding 1 liquidity facility will be available to meet interest and principal obligations of Funding 1 to the previous issuer and new issuers, subject to certain conditions precedent). If a drawing is made under the Funding 1 liquidity facility to enable Funding 1 to meet its obligations to the previous issuer or to new issuers, then that may affect the amount of funds available to Funding 1 to meet its obligations to the issuer.

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

•                  Funding 1 making drawings as permitted under the Funding 1 liquidity facility; and

•                  the allocation of funds between the issuer term advances, the previous term advances and any new term advances.

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

The transaction has been structured in the expectation that the series 2 issuer notes will be redeemed before the series 3 issuer notes and so on

The transaction has been structured in the expectation that:

•                  the series 2 issuer notes will be redeemed in full prior to the redemption of the series 3 issuer notes, the series 4 issuer notes and the series 5 issuer notes;

•                  the series 3 issuer notes will be redeemed in full prior to the redemption of the series 4 issuer notes and the series 5 issuer notes; and

•                  the series 4 issuer notes will be redeemed in full prior to the redemption of the series 5 issuer notes.

This means, among other things, that the series 2 class B issuer notes and the series 2 class C issuer notes are expected to be redeemed before the series 3 class A issuer notes, the series 4 class A issuer notes and the series 5 class A issuer notes, even though the series 3 class A issuer notes, the series 4 class A issuer notes and the series 5 class A issuer notes have a higher rating that the series 2 class B issuer notes and the series 2 class C issuer notes. Similarly, the series 3 class B issuer notes and the series 3 class C issuer notes are expected to be redeemed before the series 4 class A issuer notes and the series 5 class A issuer notes.

However, there is no assurance that the series 2 issuer notes will be redeemed in full before the series 3 issuer notes, the series 4 issuer notes and the series 5 issuer notes or that the series 3 issuer notes will be redeemed in full before the series 4 issuer notes and the series 5 issuer notes or that the series 4 issuer notes will be redeemed in full before the series 5 issuer notes. In each case, redemption of the issuer notes is ultimately dependent on, among other things, repayment and redemptions on the loans and on the term advance rating of the issuer term advances.

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

and provided further that:

•                  in respect of the matters listed in paragraphs (i) to (iv), the relevant conditions precedent have been satisfied; and

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

Similar provisions will apply in relation to requests in writing from holders of a specified percentage of the principal amount outstanding of the issuer notes of each class within each series (the principal amount outstanding being converted into sterling for the purposes of making the calculation). Noteholders should note that, as a result of repayments of principal first to the series 2 issuer notes, then to the series 3 issuer notes, then to the series 4 issuer notes and then to the series 5 issuer notes, the principal amount outstanding of each series of the issuer notes will change after the closing date.

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

•                  pay the seller for a portion of the seller share of the trust property to be assigned to Funding 1, which will result in an increase in Funding 1’s share of the trust property;

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

If required by the rating agencies, Funding 1 will use part of the proceeds of the new start-up loan to fund further the general reserve fund. Similarly, if necessary, Funding 1 will also enter into a new Funding 1 swap with either the Funding 1 swap provider or a new Funding 1 swap provider and the security trustee.

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

No assurance can be given that Funding 1 will accumulate sufficient funds during the cash accumulation period relating to the issuer series 2 term AAA advance, each scheduled amortization installment under the issuer series 3 term AAA advance or the issuer series 4 term AAA advance to enable it to repay these issuer term advances to the issuer so that the corresponding classes of issuer notes will be redeemed in their entirety on their scheduled redemption dates.

During the cash accumulation period for the issuer term advances and scheduled amortization installments, repayments of principal will only be made on the issuer series 5 term AAA advance, the issuer term AA advances or the issuer term BBB advances that are due and payable if the quarterly

CPR of the loans in the trust property is greater than 15 per cent. and certain other conditions are met. This means that there may be no corresponding repayments of principal on the series 5 class A issuer notes, the class B issuer notes or the class C issuer notes.

The extent to which sufficient funds are saved by Funding 1 during a cash accumulation period or received by it from its share in the mortgages trust on a scheduled repayment date will depend on whether the actual principal prepayment rate of the loans is the same as the assumed principal prepayment rate. If Funding 1 is not able to save enough money during a cash accumulation period or does not receive enough money from its share in the mortgages trust on a scheduled repayment date to repay the relevant issuer term AAA advance (and if it is unable to make a drawing on the Funding 1 liquidity facility or the reserve fund to make good the shortfall) so that the issuer can redeem the class A issuer notes of the corresponding series on their respective scheduled redemption date(s), then Funding 1 will be required to pay to the issuer on those scheduled redemption dates only the amount that it has actually saved or received. Any shortfall will be deferred and paid on subsequent Funding 1 interest payment dates when Funding 1 has money available to make the payment. In these circumstances there will be a variation in the yield to maturity of the relevant class of issuer notes.

The issuer’s ability to redeem the series 2 class A issuer notes and/or the series 3 class A issuer notes and/or the series 4 class A issuer notes on their scheduled redemption dates is affected by the rate of prepayment on the loans

The rate of prepayment of loans is influenced by a wide variety of economic, social and other factors, including prevailing mortgage market interest rates, the availability of alternative financing programs, local and regional economic conditions and homeowner mobility. For instance, prepayments on the loans may be due to borrowers refinancing their loans and sales of properties by borrowers (either voluntarily or as a result of enforcement action taken). In addition, if the seller is required to repurchase a loan or loans under a mortgage account and their related security because, for example, one of the loans does not comply with the loan warranties in the mortgage sale agreement, then the payment received by the mortgages trustee will have the same effect as a prepayment of all of the loans under the mortgage account. Because these factors are not within its control or the control of Funding 1 or the mortgages trustee, the issuer cannot give any assurances as to the level of prepayments that the portfolio may experience.

Variation in the rate of prepayments of principal on the loans may affect each class of the issuer notes differently depending upon amounts already repaid by Funding 1 to the issuer under the issuer intercompany loan and whether a trigger event has occurred, or a loan is subject to a product switch or a further advance or the security granted by the issuer under the issuer deed of charge has been enforced. If prepayments on the loans occur less frequently than anticipated, then there may not be sufficient funds available to redeem the series 2 class A issuer notes and/or the series 3 class A issuer notes and/or the series 4 class A issuer notes in full on their respective scheduled redemption dates.

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

The occurrence of trigger events and enforcement of the issuer security may adversely affect the scheduled redemption dates of the series 2 class A issuer notes, series 3 class A issuer notes and/or series 4 class A issuer notes

If no trigger event has occurred and the issuer security has not been enforced in accordance with the terms of the issuer deed of charge, then payments of principal will not occur on the series 2 class A issuer notes and/or series 3 class A issuer notes and/or series 4 class A issuer notes before their respective scheduled redemption dates.

If a trigger event occurs or the issuer security is enforced in accordance with the issuer deed of charge prior to the scheduled redemption dates for the series 2 class A issuer notes and/or series 3 class A issuer notes and/or series 4 class A issuer notes, then the relevant classes of issuer notes outstanding will not be repaid on their scheduled redemption dates but will be repaid on each interest payment date from monies received from Funding 1 on the issuer term AAA advances of the corresponding series as described in the following three risk factors.

If an asset trigger event occurs, any series 2 class A issuer notes, series 3 class A issuer notes, and/or series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates

When an asset trigger event has occurred, the mortgages trustee will distribute principal receipts on the loans to Funding 1 and the seller proportionally and equally based on their percentage shares of the trust property (that is, the Funding 1 share percentage and the seller share percentage). When an asset trigger event has occurred, Funding 1 will repay (after making requisite payments to the Funding 1 liquidity facility provider and to replenish the reserve fund):

first, the issuer term AAA advances in respect of the issuer intercompany loan, the previous intercompany loans and any new intercompany loans, until all of those term AAA term advances are fully repaid;

then, the issuer term AA advances in respect of the issuer intercompany loan, the previous intercompany loans and any new intercompany loans, until all of those term AA term advances are fully repaid;

then, the issuer term A advances in respect of the previous intercompany loans and any new intercompany loans, until all of those term A term advances are fully repaid; and

finally, the issuer term BBB advances in respect of the issuer intercompany loan, the previous intercompany loans and any new intercompany loans, until all of those term BBB term advances are fully repaid.

If an asset trigger event occurs, any series 2 class A issuer notes and/or series 3 class A issuer notes and/or series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates, and there is also a risk that they will not be repaid by their final maturity dates.

If a non-asset trigger event occurs, any series 2 class A issuer notes, series 3 class A issuer notes and/or series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates

If a non-asset trigger event has occurred but an asset trigger event has not occurred, the mortgages trustee will distribute all principal receipts to Funding 1 until the Funding 1 share percentage of the trust property is zero. When a non-asset trigger event has occurred, Funding 1 will repay (after making requisite payments to the Funding 1 liquidity facility provider and to replenish the reserve funds):

first, the term AAA advance with the earliest final repayment date, then to repay the term AAA advance with the next earliest final repayment date, and so on until the term AAA advances in respect of the issuer intercompany loan, the previous issuer intercompany loan and any new issuer intercompany loans are fully repaid;

then, the term AA advances in respect of the issuer intercompany loan, the previous issuer intercompany loan and any new issuer intercompany loans, until each of those term AA advances is fully repaid;

then, the issuer term A advances in respect of the previous intercompany loans and any new intercompany loans, until all of those term A term advances are fully repaid; and

finally, the term BBB advances in respect of the issuer intercompany loan, the previous issuer intercompany loan and any new issuer intercompany loans, until each of those term BBB advances is fully repaid.

If a non-asset trigger event occurs, any series 2 class A issuer notes, series 3 class A issuer notes and/or series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates.

If the issuer security is enforced, any series 2 class A issuer notes, series 3 class A issuer notes and/or series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates

If the issuer security is enforced, then the mortgages trustee will distribute funds as required under the terms of the transaction agreements. In these circumstances, any series 2 class A issuer notes, series 3 class A issuer notes and/or series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates and there is also a risk that those class A issuer notes may not be repaid by their final maturity dates.

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

Subordination of the other note classes may not protect noteholders from all risk of loss

The class B issuer notes and class C issuer notes are subordinated in right of payment of interest to the class A issuer notes. The class C issuer notes are subordinated in right of payment of interest to the class B issuer notes. However, the transaction has been structured in the expectation that the series 2 issuer notes will be repaid in full prior to the redemption of the series 3 class A issuer notes, the series 4 class A issuer notes and the series 5 class A issuer notes.

Accordingly, there is no assurance that these subordination rules will protect the holders of class A issuer notes or the holders of class B issuer notes from all risk of loss.

Principal payments on the original pass-through notes will be deferred in some circumstances

Principal repayments on the issuer term AA advances and/or the issuer term BBB advances will be deferred in the following circumstances:

If on a Funding 1 interest payment date;

•                  there is a debit balance on the BBB principal deficiency sub-ledger, the A principal deficiency sub-ledger or the AA principal deficiency sub-ledger after application of the Funding 1 available revenue receipts on that Funding 1 interest payment date; or any term BBB advances; or

•                  the adjusted general reserve fund level is less than the reserve fund threshold; or

•                  the aggregate outstanding principal balance of loans in the mortgages trust, in respect to which the aggregate amount in arrears is more than three times the monthly payment then due, is more than 5 per cent. of the aggregate outstanding principal balance of loans in the mortgages trust;

then to the extent that any term AAA advance remains outstanding (whether or not such term AAA advance is then due and payable) after the allocation of principal on that Funding 1 interest payment date to those term advances, the issuer term AA advances and issuer term BBB advances will not be entitled to principal repayments until the relevant circumstance as described above has been remedied or otherwise ceases to exist. In addition, if any term AA advance remains outstanding (whether or not such term AA advance is then due and payable) after the allocation of principal on that Funding 1 interest payment date to those term advances, the issuer term BBB advances will not be entitled to principal repayments until the relevant circumstance as described above has been remedied or otherwise ceases to exist and if any term A advance remains outstanding (whether or not such term A advance is then due and payable after the allocation of principal on that Funding 1 interest payment date to those term advances, the issuer term BBB advance will not be entitled to principal repayments until the relevant circumstances as described above have been remedied or otherwise cease to exist. This means that payments of principal on the class C issuer notes of all series and, as applicable, the class B issuer notes of all series will be deferred until the earlier of the time when the relevant circumstance described in this risk factor has been remedied (if ever) and the final maturity date of the relevant notes.

Furthermore, if, on a Funding 1 interest payment date prior to the issuer step-up date:

•                  one or more bullet term advances and/or scheduled amortization installments are then in a cash accumulation period;

•                  the quarterly CPR is less than 15 per cent.; and

•                  there is a cash accumulation shortfall at that time;

then, on or before their step-up dates, the issuer term advances that are original pass-through term advances will be entitled to principal repayments only to the extent permitted under the pass-through repayment restrictions.

Series 2 issuer notes, series 3 issuer notes, series 4 issuer notes and series 5 issuer notes may be subject to risk if the trust property deteriorates after repayment of previous series of the issuer notes

If the loans comprising the trust property do not perform as expected at any time after the repayment in full of the series 2 issuer notes, then the series 3 issuer notes and/or the series 4 issuer notes and/or the series 5 issuer notes may not be repaid in full.

Noteholders may be subject to exchange rate risks on the series 2 issuer notes, the series 3 issuer notes and the series 4 issuer notes

Repayments of principal and payments of interest on the series 2 issuer notes and the series 4 class A issuer notes will be made in US dollars and on the series 3 issuer notes, series 4 class B issuer notes and series 4 class C issuer notes will be made in euro, but the issuer term advances made by the issuer to Funding 1 and repayments of principal and payments of interest by Funding 1 to the issuer under the issuer intercompany loan will be in sterling.

To hedge its currency exchange rate exposure, including the interest rate exposure connected with that currency exposure, the issuer has entered into the issuer dollar currency swaps for the series 2 issuer notes and the series 4 class A issuer notes with the issuer dollar currency swap providers and the issuer euro currency swaps for the series 3 issuer notes and the series 4 class B issuer notes and the series 4 class C issuer notes with the issuer euro currency swap providers.

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

Each issuer swap provider will be obliged to gross up payments made by it to the issuer if withholding taxes are imposed on payments under the relevant issuer swap and the AIG issuer swap guarantor will be obliged to gross up payments made by it to the issuer if withholding taxes are imposed on payments under the AIG issuer swap guarantee. However, if such a gross up is required, the relevant swap provider may subject to obtaining the consent of the security trustee, terminate the relevant issuer currency swap. If it does terminate the relevant issuer currency swap, the issuer will be exposed to changes in currency exchange rates and in the associated interest rates on these currencies. Unless a replacement issuer currency swap is entered into, the issuer may have insufficient funds to make payments due on the issuer notes of any class and any series that are then outstanding.

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

Termination payments on the issuer swaps may adversely affect the funds available to make payments on the issuer notes

If any of the issuer swaps terminate, the issuer may as a result be obliged to make a termination payment to the relevant issuer swap provider. The amount of the termination payment will be based on the cost of entering into a replacement issuer swap. Under the issuer intercompany loan agreement, Funding 1 will be required to pay the issuer an amount equal to any termination payment due by the issuer to the relevant issuer swap provider. Funding 1 will also be obliged to pay the issuer any extra amounts that the issuer may be required to pay to enter into a replacement swap.

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

During the term of the transaction, however, it is expected that any principal deficiencies will be recouped from subsequent excess revenue receipts and amounts standing to the credit of the reserve fund. The revenue receipts and the reserve fund monies will be applied first to cover any principal deficiency in respect of the term advances with the highest term advance rating and then the term advances with the next highest ranking term advance rating and so on down to the term advances with the lowest term advance rating.

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

Set-off risks in relation to flexible loans and delayed cashbacks may adversely affect the funds available to the issuer to repay the issuer notes

The seller has made, and in the future may make, an equitable assignment of the relevant loans and their related security, or in the case of Scottish loans a transfer of the beneficial interest in the relevant loans and their related security, with legal title being retained by the seller. Therefore, the rights of the mortgages trustee may be subject to the direct rights of the borrowers against the seller, including rights of set-off existing prior to notification to the borrowers of the sale of the mortgages. Although the mortgages trustee does not currently include flexible loans or delayed cashbacks, those loans may be added to the mortgages trust in the future. Set-off rights (including analogous rights in Scotland) may occur if the seller fails to advance to a borrower a drawing or permit the borrower to make an underpayment or to take a payment holiday under a flexible loan or if the seller fails to pay to a borrower any delayed cashback which the seller had agreed to pay to that borrower after completion of the relevant loan.

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

The amount of the claim in respect of a drawing will, in many cases, be the cost to the borrower of finding an alternative source of finance although, in the case of flexible loans or delayed cashbacks which are Scottish, it is possible that the borrower’s right of set-off could extend to the full amount of the relevant drawing: the borrower may obtain a loan elsewhere, in which case the damages would be equal to any difference in the borrowing costs together with any consequential losses, namely the associated costs of obtaining alternative funds (for example, legal fees and survey fees). If the borrower is unable to obtain an alternative loan, he or she may have a claim in respect of other losses arising from the seller’s breach of contract where there are special circumstances communicated by the borrower to the seller at the time the mortgage was taken out or which otherwise were reasonably foreseeable. In either case, the damages claim will be limited by general legal principles concerning remoteness of loss and mitigation. These include (i) the principle that something, which is a real possibility but would only occur in a small minority of cases, will not usually fall within the contractual measure of damages, and (ii) the borrower’s duty to mitigate his loss.

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

In June 2004, secondary legislation was made on: (a) amending requirements as to documentation of credit agreements, coming into force on May 31, 2005, or August 31, 2005 for agreements given to the borrower for signature but not made before May 31, 2005; (b) pre-contract disclosure, coming into force on May 31, 2005; and (c) replacing the formula for calculating the maximum amount payable on early settlement with a formula more favorable to the borrower, coming into force on May 31, 2005 for new agreements or on May 31, 2007 or 31st May, 2010 (depending on the term of the agreement) for agreements existing before May 31, 2005.

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

This consumer Credit Bill also proposes to amend the CCA by: (a) strengthening the licensing regime; (b) reforming the law on extortionate credit, with the retrospective effect on existing agreements; and (c) extending the jurisdiction of the Ombudsman (as described below) to license holders under the CCA. Further proposals to amend the CCA and secondary legislation made under it are expected at an unspecified time.

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

A credit agreement is a regulated mortgage contract under the FSMA if, at the time it is entered into on or after N(M): (a) the borrower is an individual or trustee; (b) the contract provides for the obligation of the borrower to repay to be secured by a first legal mortgage or, in Scotland, a first ranking standard security on land (other than timeshare accommodation) in the UK; and (c) at least 40 per cent. of that land is used, or is intended to be used, as or in connection with a dwelling by the borrower or (in case of credit provided to trustees) by an individual who is a beneficiary of the trust, or by a related person

The main effects are that, unless an exclusion or exemption applies: (a) each entity carrying on a regulated mortgage activity has to hold authorization and permission from the FSA to carry on that activity; and (b) generally, each financial promotion in respect of an agreement relating to a qualifying credit has to be issued or approved by a person holding authorization and permission from the FSA. If requirements as to authorization and permission of lenders and brokers or as to issue and approval of financial promotions are not complied with, a regulated mortgage contract will be unenforceable against the borrower except with the approval of a court. An unauthorized person who administers a regulated mortgage contract entered into on or after N(M) may commit a criminal offence, but this will not render the contract unenforceable against the borrower.

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

The UK corporation tax position of the issuer and Funding 1, however, also depends to a significant extent on the accounting treatment applicable to it. From January 1, 2005, the accounts of the issuer are required to comply with International Financial Reporting Standards (“IFRS”) or with new UK Financial Reporting Standards reflecting IFRS (“new UK GAAP”). Funding 1 may also choose to comply with IFRS. There is concern that companies such as the issuer and Funding 1 might, under either IFRS or new UK GAAP, suffer timing differences that could result in profits or losses for accounting purposes, and accordingly for tax purposes (unless tax legislation provides otherwise), which bear little or no relationship to the company’s cash position. However, the Finance Act 2005 requires “securitisation companies” to prepare tax computations for accounting periods beginning on or after January 1, 2005 and ending before January 1, 2007 on the basis of UK GAAP as applicable up to December 31, 2004, notwithstanding the requirement to prepare statutory accounts under IFRS or new UK GAAP. The issuer and Funding 1 will each be a “securitisation company” for these purposes.

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

Secondary legislation has now been enacted which excludes certain special purpose companies in relation to capital markets transactions from the optional moratorium provisions. Such exceptions include (amongst other matters) (i) a company which is a party to an agreement which is or forms part of a capital market arrangement (as defined in the secondary legislation) under which (a) a party has incurred or when the agreement was entered into was expected to incur a debt of at least £10 million under the arrangement and (b) the arrangement involves the issue of a capital markets investment (also defined, but generally, a rated, listed or traded bond) and (ii) a company which at the date of filing for a moratorium has incurred a liability (including a present, future or contingent liability) of at least £10 million. While the issuer, the mortgages trustee and Funding 1 should fall within the exceptions, there is no guidance as to how the legislation will be interpreted and the Secretary of State for Trade and Industry may by regulation modify the exception. No assurance may be given that any modification of the eligibility requirements for “small” companies and/or the exceptions will not be detrimental to the interests of the noteholders.

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

Implementation of the Basel II risk-weighted asset framework may result in changes to the risk-weighting of the issuer notes

The Basel Committee on Banking Supervision published the text of the new framework on June 26, 2004 under the title “Basel II: International Convergence of Capital Measurement and Capital Standards: a Revised Framework”. This new framework (the “Framework”), which places enhanced emphasis on market discipline and sensitivity to risk, will serve as the basis for national rule-making and approval processes to continue and for banking organizations to complete their preparations for implementation of the Framework. The Committee confirmed that it is currently intended that the various approaches under the Framework will be implemented in stages, some from year-end 2006, the most advanced at year-end 2007. As and when implemented (including through the EU Capital Requirements Directive), the Framework could affect the risk—weighting of the issuer notes in respect of certain investors if those investors are subject to the Framework following its implementation. Consequently, investors should consult their own advisers as to the consequences to and effect on them of the proposed implementation of the Framework. No predictions can be made as to the precise effects of potential changes which might result upon the implementation of the Framework.

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

The mortgages trustee

The trust property includes the initial portfolio of loans and their related security assigned to the mortgages trustee by the seller on June 14, 2002, and on several subsequent dates, including March 6, 2003, any new loans and their new related security assigned to the mortgages trustee by the seller after the closing date, any increase in the outstanding principal balance of a loan due to the borrower taking payment holidays or making underpayments under a loan or a borrower making a drawing under any flexible loan, any interest, principal and other amounts (excluding third party amounts) paid by borrowers on their loans and their related security, the rights under the insurance policies that are assigned to the mortgages trustee or of which the mortgages trustee has the benefit, and amounts on deposit and interest earned on the mortgages trustee guaranteed investment contract. Any actual losses in relation to the loans, any actual reductions occurring in respect of the loans and distributions of principal made from time to time to the beneficiaries or the mortgages trust will be deducted from the trust property. The composition of the trust property will fluctuate as drawings under flexible loans and new loans are added, as borrowers take payment holidays or make underpayments under a loan and as the loans that were previously part of the trust property are repaid, mature, default or are repurchased by the seller.

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

The issuer

Name	Business Address	Business Occupation
SFM Directors Limited	35 Great St. Helen’s	Provision of directors to special purpose companies
London
EC3A 6AP

SFM Directors (No. 2) Limited	35 Great St. Helen’s	Provision of directors to special purpose companies
London
EC3A 6AP

David Balai	HBOS Treasury Services plc	Head of Mortgage Securitisation and Covered Bonds
33 Old Broad Street
London EC2N 1HZ

Funding 1

Name	Business Address	Business Occupation
SFM Directors Limited	35 Great St. Helen’s	Provision of directors to special purpose companies
London
EC3A 6AP

SFM Directors (No. 2) Limited	35 Great St. Helen’s	Provision of directors to special purpose companies
London
EC3A 6AP

David Balai	HBOS Treasury Services plc	Head of Mortgage Securitisation and Covered Bonds
33 Old Broad Street
London EC2N 1HZ

The mortgages trustee

Name	Business Address	Business Occupation
Michael George Best	47 Esplanade	Trust Company Director
St. Helier
Jersey JE1 0BD

Peter John Richardson	47 Esplanade	Trust Company Director
St. Helier
Jersey JE1 0BD

David Balai	HBOS Treasury Services plc	Head of Mortgage Securitisation and Covered Bonds
33 Old Broad Street
London EC2N 1HZ

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

C.            Markets

The principal trading market for each class of the issuer notes is the London Stock Exchange. The issuer notes have been listed on the London Stock Exchange since March 6, 2003.

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

 Subject to the opinions set out in the preceding paragraphs, as discussed in more detail under “-Direct assessment of non-UK resident holders of the issuer notes to UK tax on interest” below, a noteholder who is resident in the US for US tax purposes and who is not resident in the UK for UK tax purposes will not be subject to UK tax in respect of any payments on the issuer notes unless they are held by or for a trade, profession or vocation carried on by him through a branch or agency (or, in the case of a noteholder that is a company, through a permanent establishment) in the UK.

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

Funding 1 and the issuer will generally be subject to UK corporation tax, currently at a rate of 30 per cent, on the profit reflected in their respective profit and loss accounts as increased by the amounts of any non-deductible expenses or losses.

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

Direct assessment of non-UK resident holders of the issuer notes to UK tax on interest

Interest on the issuer notes has a UK source. Accordingly, payments of interest on the issuer notes will in principle be within the charge to UK tax even if paid without withholding or deduction. However, other than where the provisions of the Treaty apply to allow certain interest paid to residents of the US to be taxed in the UK, such payments will not be chargeable to UK tax in the hands of a noteholder who is not resident for tax purposes in the UK unless such noteholder carries on a trade, profession or vocation through a branch or agency (or, in the case of a noteholder which is a company which carries on a trade through a permanent establishment) in the UK in connection with which the payments are received or to which the issuer notes are attributable, in which case (subject to exemptions for interest received by certain categories of agent such as some brokers and investment managers) tax may be levied on the UK branch or agency or permanent establishment.

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

Taxation of returns: other noteholders

Noteholders who are not within the charge to UK corporation tax and who are resident or ordinarily resident in the UK for tax purposes or who carry on a trade, profession or vocation in the UK through a branch or agency in connection with which interest on the issuer notes is received or to which the issuer notes are attributable will generally be liable to UK tax on the amount of any interest received in respect of the issuer notes. As the series 2 issuer notes and series 4 class A issuer notes are denominated in US dollars and the series 3 issuer notes, series 4 class B issuer notes and series 4 class C issuer notes are denominated in euro, they will not be regarded by H.M. Revenue & Customs as constituting “qualifying corporate bonds” within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal of any of these issuer notes may give rise to a chargeable gain or an allowable loss for the purpose of the UK taxation of chargeable gains.

It is expected that the series 5 issuer notes will be regarded by H.M. Revenue & Customs as constituting “qualifying corporate bonds” within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal of any of these issuer notes is not expected to give rise to a chargeable gain or an allowable loss for the purpose of the UK taxation of chargeable gains.

A disposal of the issuer notes by such noteholders as described above may also give rise to a charge to tax on income in respect of an amount representing interest accrued on the issuer notes since the preceding payment date. For the issuer notes which constitute variable rate securities, taxation in respect of such a disposal will be computed on the basis that such amount as H.M. Revenue & Customs considers to be just and reasonable will be treated as accrued income. However, the transferee of a variable rate security will not be entitled to any relief on such amount. All of the issuer notes will constitute variable rate issuer notes for this purpose.

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

EU Savings Directive

On June 3, 2003, the European Union (“EU”) Council of Economics and Finance Ministers adopted a directive on the taxation of savings income in the form of interest payments (the “EU Savings Tax Directive”). It is proposed that, subject to a number of important conditions being met, each EU Member State will, from July 1, 2005, be required to provide to the tax authorities of another EU Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to or for the benefit of an individual resident in that other EU Member State. However, Austria, Belgium and Luxembourg will instead (unless during that period they elect otherwise) apply a withholding system for a transitional period in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

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

United States Federal Income Taxation

The following section summarizes the material US federal income tax consequences of the purchase, ownership and disposition of the series 2 issuer notes and series 4 class A issuer notes (the “US notes”). In general, the summary assumes that a holder acquires the US notes at original issuance and holds the US notes as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the US notes. In particular, it does not discuss special tax considerations that may apply to certain types of taxpayers, including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in stocks, securities, notional principal contracts or currencies; (iv) tax-exempt entities; (v) regulated investment companies; (vi) persons that will hold the US notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for US federal income tax purposes; (vii) persons that own (or are deemed to own) 10 per cent. or more of the voting shares of the issuer; (viii) persons who hold US notes through partnerships or other pass-through entities; and (ix) persons that have a “functional currency” other than the US dollar. In addition, this summary does not address alternative minimum tax consequences, nor does it describe any tax consequences arising under the laws of any taxing jurisdiction other than the US federal government.

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

•                  issuer dollar currency swaps: to protect the issuer against changes in the sterling to US dollar exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and a LIBOR based rate for three-month dollar deposits, applicable to the series 2 issuer notes and the series 4 class A issuer notes; and

•                  issuer euro currency swaps: to protect the issuer against changes in the sterling to euro exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and a EURIBOR based rate for three month euro deposits applicable to the series 3 issuer notes, series 4 class B issuer notes and series 4 class C issuer notes.

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

The issuer currency swaps

The issuer intercompany loan is denominated in sterling, and interest payable by Funding 1 to the issuer under the issuer term advances is calculated as a margin over LIBOR for three-month sterling deposits. However, some of the issuer notes are denominated in US dollars and accrue interest at either a LIBOR based rate for one-month US dollar deposits or a LIBOR based rate for three-month US dollar deposits. In addition, the series 3 issuer notes, series 4 class B issuer notes and series 4 class C issuer notes are denominated in euro and accrue interest at a EURIBOR based rate for three-month euro deposits. To deal with the potential interest rate and/or currency mismatch between (i) its receipts and liabilities in respect of the issuer intercompany loan and (ii) its receipts and liabilities under the issuer notes, the issuer has, pursuant to the terms of the issuer currency swaps, swapped its receipts and liabilities in respect of all euro denominated issuer notes and all US dollar denominated issuer notes into sterling on terms that match the issuer’s obligations under the US dollar denominated issuer notes or the euro denominated issuer notes, as applicable.

The currency amount of each issuer swap is the principal amount outstanding under the issuer notes to which the relevant issuer currency swap relates. Subject, in the case of the class B and C issuer swaps, to certain deferral of interest provisions that will apply when payment of interest under the corresponding offered issuer notes is deferred in accordance with the terms and conditions of such offered issuer notes, the issuer swap providers will pay to the issuer amounts in US dollars or euro, as applicable that are equal to the amounts of interest to be paid on each of the classes of the offered issuer notes and the issuer will pay to the issuer swap providers the sterling interest amounts received on the issuer term advances corresponding to the classes of the offered issuer notes. In order to allow for the effective currency amount of each issuer currency swap to amortize at the same rate as the relevant class of issuer notes, each issuer currency swap agreement provides that as and when the issuer notes amortize, a corresponding portion of the relevant issuer swap so terminated will be swapped from sterling into US dollars at the relevant dollar currency exchange rate or into euro at the euro currency exchange rate, as applicable.

The payment obligations of the series 4 issuer swap provider under the relevant issuer swaps are guaranteed by the series 4 issuer swap guarantor pursuant to a guarantee (the “series 4 issuer swap guarantee”).

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

Ratings downgrade of swap providers

Under each of the swap agreements, in the event that the relevant rating(s) of a swap provider, or its respective guarantor, as applicable, is or are, as applicable, downgraded by a rating agency below the rating(s) specified in the relevant swap agreement (in accordance with the requirements of the rating agencies) for such swap provider, and, as a result of the downgrade, the then current ratings of the current notes, in respect of the Funding 1 swap, or the issuer notes corresponding to the relevant issuer swap, in respect of the relevant issuer swap, would or may, as applicable, be severely affected, the relevant swap provider will in accordance with the Funding 1 swap or the relevant issuer swap, as applicable, be required to take certain remedial measures which may include providing collateral for its obligations under the relevant swap, arranging for its obligations under the relevant swap to be transferred to an entity with rating(s) required by the relevant rating agency as specified in the relevant swap agreement (in accordance with the requirements of the rating agency), obtaining a guarantee from a satisfactory third party or procuring another entity with rating(s) required by the relevant rating agency as specified in the relevant swap agreement (in accordance with the requirements of the rating agency), to become co-obligor in respect of its obligations under the relevant swap, or taking such other action as it may agree with the relevant rating agency.

Termination of the swaps

The Funding 1 swap will terminate on the date on which the aggregate principal amount outstanding under all intercompany loans is reduced to zero.

Each issuer swap other than the series 2 class A issuer swap, the series 3 class A issuer swap and the series 4 class A issuer swap will terminate on the earlier of the interest payment date falling in June 2042 and the date on which all of the relevant class and series of issuer notes are redeemed in full. The series 2 class A issuer swap will terminate on the earlier of the interest payment date falling in September 2007 and the date on which the series 2 class A issuer notes are redeemed in full. The series 3 class A issuer swap will terminate on the earlier of the interest payment date falling in December 2032 and the date on which the series 3 class A issuer notes are redeemed in full. The series 4 class A issuer swap will terminate on the earlier of the interest payment date falling in December 2009 and the date on which the series 4 class A issuer notes are redeemed in full.

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

•                  in respect of the issuer swaps, at the option of the issuer, and in respect of the Funding 1 swap, at the option of Funding 1 if certain tax representations by the relevant issuer swap provider prove to have been untrue or misleading in any material respect;

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

•                  if the relevant swap provider or its guarantor, as applicable, is downgraded and fails to comply with the requirements of the ratings downgrade provision contained in the relevant swap agreement; and

•                  in the case of the series 4 issuer swaps, at the option of the series 4 issuer swap provider but subject to obtaining the consent of the security trustee, if withholding taxes are imposed on payments made by the series 4 issuer swap guarantor under the series 4 issuer swap guarantee.

Upon the occurrence of a swap early termination event, the issuer or the relevant issuer swap provider may be liable to make a termination payment to the other party (in the case of the issuer swap) and/or Funding 1 or the Funding 1 swap provider may be liable to make a termination payment to the other party (in the case of the Funding 1 swap). This termination payment will be calculated and made in sterling. The amount of any termination payment will be based on the market value of the terminated swap based on market quotations of the cost of entering into a swap with the same terms and conditions that would have the effect of preserving the respective full payment obligations of the parties (or based upon a good faith determination of total losses (or gains) if an insufficient number of quotations can be obtained or if basing the valuation on quotations would not produce a commercially reasonable result). Any such termination payment could be substantial.

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

Transfer of the swaps

Each swap provider may, subject to certain conditions specified in the relevant swap agreement, including (without limitation) the satisfaction of certain requirements of the rating agencies, transfer its obligations under any of the swaps to another entity.

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

The series 4 issuer swap guarantor will be obliged to gross up payments made by it to the issuer if withholding taxes are imposed on payments under the series 4 issuer swap guarantee. However if the series 4 issuer swap guarantor is required to gross up a payment under the series 4 issuer swap guarantee in respect of a relevant issuer currency swap, the series 4 issuer swap provider may, subject to the consent of the security trustee, terminate the relevant issuer currency swap.

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

PERMANENT FINANCING (NO. 2) PLC

	By:	/s/ David Balai
	Name:	David Balai
	Title:	Director

PERMANENT FUNDING (NO. 1) LIMITED

	By:	/s/ David Balai
	Name:	David Balai
	Title:	Director

PERMANENT MORTGAGES TRUSTEE LIMITED

	By:	/s/ David Balai
Date: June 30, 2005	Name:	David Balai
	Title:	Director