Form 20-F
period 2004-12-31
PERMANENT FUNDING NO 1 LTD; PERMANENT MORTGAGES TRUSTEE LTD; PERMANENT FINANCING NO 4 PLC
filed 2005-06-30
CIK 1174117, 1174118, 1274203

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

Commission file number: 333-111850

PERMANENT FINANCING (NO. 4) PLC
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

Title of each class

$2,400,000,000 series 2 class A notes due March 2009

$100,700,000 series 2 class B notes due June 2042

$59,900,000 series 2 class M notes due June 2042

$82,200,000 series 2 class C notes due June 2042

$1,700,000,000 series 3 class A notes due March 2024

$75,800,000 series 3 class B notes due June 2042

$40,400,000 series 3 class M notes due 2042

$55,400,000 series 3 class C notes due June 2042

Series 2 term AAA advance(1)

Series 2 term AA advance(1)

Series 2 term A advance(1)

Series 2 term BBB advance(1)

Series 3 term AAA advance(1)

Series 3 term AA advance(1)

Series 3 term A advance(1)

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

Not applicable.

(1) These items have not been offered directly to investors. Permanent Mortgages Trustee Limited is the registrant for the Funding 1 interest in the mortgages trust and is holding the Funding interest in the mortgages trust on behalf of Permanent Funding (No. 1) Limited. The Funding 1 interest in the mortgages trust is the primary source of payments on the term advances listed. Permanent Funding (No. 1) Limited is the registrant for the term advances and has issued the term advances to Permanent Financing (No. 4) PLC. The term advances are the primary source of payments on the series 2 notes and the series 3 notes. Permanent Financing (No. 4) PLC is the registrant for the series 2 notes and the series 3 notes.

PRESENTATION OF INFORMATION

This annual report on Form 20-F relates to Permanent Financing (No. 4) PLC (the “issuer”) and the following securities (the “issuer notes”), which were issued pursuant to a trust deed dated March 12, 2004 (the “issuer trust deed”), between the issuer and The Bank of New York, as note trustee (the “note trustee”):

•                  $2,400,000,000 series 2 class A notes due March 2009

•                  $100,700,000 series 2 class B notes due June 2042

•                  $59,900,000 series 2 class M notes due June 2042

•                  $82,200,000 series 2 class C issuer notes due June 2042

•                  $1,700,000,000 series 3 class A notes due March 2024

•                  $75,800,000 series 3 class B notes due June 2042

•                  $40,400,000 series 3 class M notes due June 2042

•                  $55,400,000 series 3 class C issuer notes due June 2042

This annual report on Form 20-F also relates to the following advances made pursuant to the intercompany loan agreement dated March 12, 2004 (the “issuer intercompany loan agreement”), between the issuer, Permanent Funding (No. 1) Limited (“Funding 1”), The Bank of New York, as security trustee (the “security trustee”) and Citibank, N.A., as agent bank:

•                  £1,286,174,000 series 2 term AAA advance

•                  £53,966,000 series 2 term AA advance

•                  £32,101,000 series 2 term A advance

•                  £44,052,000 series 2 term BBB advance

•                  £911,040,000 series 3 term AAA advance

•                  £40,622,000 series 3 term AA advance

•                  £21,651,000 series 3 term A advance

•                  £29,690,000 series 3 term BBB advance

This annual report on Form 20-F further relates to Funding 1’s interest in the mortgages trust, comprising, among other things, the initial portfolio of loans and their related security assigned to Permanent Mortgages Trustee Limited (the “mortgages trustee”) by Halifax plc (the “seller”) on June 14, 2002, and on several subsequent dates any new loans and their new related security assigned to the mortgages trustee by the seller after March 12, 2004 (the “closing date”), any increase in the outstanding principal balance of a loan due to the borrower taking payment holidays or making underpayments under a loan or a borrower making a drawing under any flexible loan, any interest, principal and other amounts (excluding third party amounts) paid by borrowers on their loans and their related security, the rights under the insurance policies that are assigned to the mortgages trustee or of which the mortgages trustee has the benefit, and amounts on deposit and interest earned on the mortgages trustee guaranteed investment contract. The mortgages trustee guaranteed investment contract, or GIC, account is the bank account in which the mortgages trustee holds any cash that is part of the trust property until it is distributed to the beneficiaries. Any actual losses in relation to the loans, any actual reductions occurring in respect of the loans and distributions of principal made from time to time to the beneficiaries or the mortgages trust will be deducted from the trust property. The composition of the trust property will fluctuate as drawings under flexible loans and new loans are added and as the loans that were previously part of the trust property are repaid, mature, default or are repurchased by the seller.

Certain terms used herein and not defined have the same meaning ascribed to such terms in the Registration Statement filed on Form S-11 (the “Registration Statement”) relating to the securities (file number 333-111850).

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

Noteholders cannot rely on any person other than the issuer to make payments on the issuer notes

The issuer notes will not represent an obligation and are not the responsibility of any of Halifax plc or any of its affiliates, the managers, the underwriters, the mortgages trustee, the note trustee or any other party to the transaction other than the issuer.

The issuer has a limited set of resources available to it to make payments on the issuer notes

The issuer’s ability to make payments of principal and interest on the issuer notes and to pay it’s operating and administrative expenses will depend primarily on the funds being received under the issuer intercompany loan. In addition, the issuer will rely on the issuer dollar currency swaps and the issuer euro currency swaps to provide payments on the issuer notes denominated in US dollars and euro, respectively, and the issuer will rely on the series 5 class A1 issuer interest rate swap to provide payments of interest on the series 5 class A1notes up to and including the interest payment date falling in March 2011.

Funding 1 has entered into the Funding 1 liquidity facility, which is available (subject to satisfying certain conditions precedent) to pay certain amounts due and payable on the term advances made by the issuer and the previous issuers. In the event that the seller suffers certain ratings downgrades, Funding 1 will be required to fund the liquidity reserve fund, though there can be no assurance that Funding 1 will have sufficient resources to do so at such time, and Funding 1 may draw money from the liquidity reserve fund, to the extent it has been funded, to pay amounts due to the issuer.

The issuer will not have any other significant sources of funds available to meet its obligations under the issuer notes and /or any other payments ranking in priority to the issuer notes.

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

According to the terms of the mortgages trust deed, the mortgages trustee is obliged to pay to Funding 1 the Funding 1 share percentage of revenue receipts on the loans by crediting those amounts to the Funding 1 GIC account on each distribution date. The mortgages trustee is obliged to pay to Funding 1 principal receipts on the loans by crediting those amounts to the Funding 1 GIC account as and when required pursuant to the terms of the mortgages trust deed.

Funding 1 will be obliged to pay revenue receipts due to the issuer under the issuer intercompany loan only to the extent that it has revenue receipts left over after making payments ranking in priority to the issuer, such as payments of certain fees and expenses of Funding 1 and payments on certain higher ranking term advances under any intercompany loan agreements.

Funding 1 will be obliged to pay principal receipts due to the issuer under the issuer intercompany loan only to the extent that it has principal receipts available for that purpose after repaying amounts ranking in priority to the issuer (including repaying any higher ranking previous term advances or new term advances).

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

On the final repayment date of the issuer intercompany loan any outstanding amounts in respect of the issuer term AA advances, the issuer term A advances and the issuer term BBB advances will be extinguished, which would cause a loss on any class B issuer notes, any class M issuer notes and any class C issuer notes still outstanding

The transaction has been structured in the expectation that on the final repayment date of the issuer intercompany loan in June 2042, the interest and principal due and payable on the issuer term AA advances, the issuer term A advances and the issuer term BBB advances will be in an amount equal to the sum available to pay all outstanding interest and/or principal (including interest and/or principal deferred and unpaid) on the issuer term AA advances and the issuer term BBB advances (after paying amounts of a higher order of priority as required by the Funding 1 priority of payments).

If there is a shortfall between the amount available to pay the interest and/or principal and the amount required to pay all outstanding interest and/or principal on the issuer term AA advances, the issuer term A advances and the issuer term BBB advances, then the shortfall will be deemed to be not due and payable under the issuer intercompany loan agreement and the issuer will not have any claim against Funding 1 for the shortfall.

If there is such a shortfall in interest and/or principal payments under the issuer intercompany loan agreement, the noteholders may not receive the full amount of interest and/or principal which would otherwise be due and payable on the class B issuer notes, the class M issuer notes or the class C issuer notes outstanding.

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

This means, among other things, that the series 2 class B issuer notes, the series 2 class, M issuer notes and the series 2 class C issuer notes are expected to be redeemed before the series 3 class A issuer notes, the series 4 class A issuer notes, and the series 5 class A issuer notes, even though the series 3 class A issuer notes, the series 4 class A issuer notes and the series 5 class A issuer notes have a higher rating than the series 2 class B issuer notes. Similarly, the series 3 class B issuer notes, the series 3 class M issuer notes and the series 3 class C issuer notes are expected to be redeemed before the series 4 class A issuer notes and the series 5 class A issuer notes, and so on for each series of issuer notes.

However, there is no assurance that the series 2 issuer notes will be redeemed in full before the series 3 issuer notes, the series 4 issuer notes and the series 5 issuer notes or that the series 3 issuer notes will be redeemed in full before the series 4 issuer notes and the series 5 issuer notes or that the series 4 issuer notes will be redeemed in full before the series 5. In each case, redemption of the issuer notes is ultimately dependent on, among other things, repayment and redemptions on the loans and on the term advance rating of the issuer term advances.

 Further, if on any interest payment date, amounts are due and payable in respect of the class A issuer notes of any series and amounts are due and payable in respect of the class B issuer notes of any series, the class M issuer notes of any series and/or the class C issuer notes of any series, then payments of principal will be made on the class A issuer notes in priority to payments of principal on the class B issuer notes, the class M issuer notes and the class C issuer notes. Similarly, if on any interest payment date, amounts are payable in respect of the class B issuer notes of any series, the class M notes of any series and the class C issuer notes of any series, then payments of principal will be made on the class B issuer notes in priority to payments of principal on the class M issuer notes and the class C issuer notes.

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

•                  which in the opinion of the security trustee it may be expedient to make, provided that the security trustee is of the opinion that such modification will not be materially prejudicial to the interests of the secured creditors or, if it is not of that opinion in relation to any secured creditor, the secured creditor has given its written consent to such modification; or

•                  which in the opinion of the security trustee is made to correct a manifest error or an error established as such to the satisfaction of the security trustee or is of a formal, minor or technical nature.

The security trustee will be entitled to assume that the exercise of its discretions will not be materially prejudicial to the noteholders’ interests if each of the rating agencies has confirmed that the then current rating by it of the notes would not be adversely affected by such exercise.

In addition, the security trustee will give its consent to any modifications to the mortgage sale agreement, the servicing agreement, the cash management agreement, the Funding 1 deed of charge, the Funding 1 liquidity facility agreement, the Funding 1 swap agreement, the intercompany loan terms and conditions, the bank account agreement and the master definitions and construction schedule, that are requested by Funding 1 or the cash manager, provided that Funding 1 or the cash manager certifies to the security trustee in writing that such modifications are required in order to accommodate:

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

The modifications required to give effect to the matters listed in paragraphs (i) to (vii) above may include, amongst other matters, amendments to the provisions of the Funding 1 deed of charge relating to the application of monies. Accordingly, there can be no assurance that the effect of the modifications to the transaction documents will not ultimately adversely affect noteholders’ interests. Any modifications to the documents described above will require the actual consent of the Funding 1 liquidity facility provider, the Funding 1 swap provider and each of the issuer swap providers (in respect of each document to which they are a party), as applicable, such consent not to be unreasonably withheld and to be deemed given if no written response (affirmative or negative) is given within 10 business days after the written request for consent is sent to each such party.

There may be a conflict between the interests of the holders of class A issuer notes, the holders of class B issuer notes, the holders of class M issuer notes and the holders of class C issuer notes, and the interests of one class of noteholders may prevail over the interests of other classes of noteholders

The issuer trust deed and the terms of the issuer notes will provide that the note trustee is to have regard to the interests of the holders of all the classes of issuer notes. There may be circumstances, however, where the interests of one class of the noteholders conflict with the interests of another class or classes of the noteholders. The issuer trust deed and the terms of the issuer notes will provide that where, in the sole opinion of the note trustee there is such a conflict, then:

•                  the note trustee is to have regard only to the interests of the class A noteholders in the event of a conflict between the interests of the class A noteholders on the one hand and the class B noteholders, the class M noteholders and/or the class C noteholders on the other hand;

•                  the note trustee is to have regard only to the interests of the class B noteholders in the event of a conflict between the interests of the class B noteholders on the one hand and the class M noteholders and/or the class C noteholders on the other hand; and

•                  the note trustee is to have regard only to the interests of the class M noteholders in the event of a conflict between the interests of the class M noteholders on the one hand and the class C noteholders on the other hand.

There may be a conflict between the interests of the holders of each series of the class A issuer notes, the holders of each series of the class B issuer notes, the holders of each series of the class M issuer notes and the holders of each series of the class C issuer notes, and the interests of one series of noteholders may prevail over the interests of other series of noteholders

There may also be circumstances where the interests of the class A noteholders of one series of the issuer notes conflict with the interests of the class A noteholders of another series of the issuer notes. Similarly, there may be circumstances where the interests of the class B noteholders of one series of the issuer notes conflict with the interests of the class B noteholders of another series of the issuer notes, the interests of the class M noteholders of one series of the issuer notes conflict with the interests of the class M noteholders of another series of the issuer notes or the interests of the class C noteholders of one series of the issuer notes conflicts with the interests of the class C noteholders of another series of the issuer notes.

The issuer trust deed and the terms of the issuer notes will provide that where, in the sole opinion of the note trustee there is such a conflict, then a resolution directing the note trustee to take any action must be passed at separate meetings of the holders of each series of the class A issuer notes, or, as applicable, each series of the class B issuer notes, each series of the class M issuer notes or each series of the class C issuer notes. A resolution may only be passed at a single meeting of the noteholders of each series of the relevant class if the note trustee is, in its absolute discretion, satisfied that there is no conflict between them.

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

Permanent Holdings Limited (“Holdings”) has established another company, Funding 2, which may become an additional beneficiary under the mortgages trust

Holdings has established a separate entity, Funding 2, which may issue notes from time to time and use the proceeds to pay for a direct interest in the trust property rather than lending the proceeds to Funding 1. Simultaneously with the acquisition by Funding 2 of an interest in the trust property, the seller and Funding 1, as existing beneficiaries of the mortgages trust, would be required to agree to a decrease in their beneficial interests in the trust property (which would require a partial release of security by Funding 1 over its share in the trust property).

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

Noteholders’ prior consent to the inclusion of Funding 2 as a beneficiary of the mortgages trust and the subsequent amendments to the documents and/or release of security by Funding 1 will not be required. Before becoming a beneficiary of the mortgages trust, however, Funding 2 will be required to satisfy a number of conditions, including:

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

If Funding 1 enters into new intercompany loan agreements, then the new term advances may rank ahead of issuer term advances as to payment, and accordingly new notes may rank ahead of issuer notes as to payment

It is likely that Holdings will establish new issuers to issue new notes to investors. The proceeds of each new issue will be used by the new issuer to make a new intercompany loan to Funding 1. Funding 1 will use the proceeds of the new intercompany loan to:

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

The payment and security priorities of the issuer notes relative to each other as set out in the issuer deed of charge and the issuer cash management agreement will not be affected as a result of an issue of new notes by a new issuer, because the new issue will be separately documented. However, Funding 1 may be required to pay to a new issuer amounts owing under a new term advance ahead of or in the same order of priority as amounts owing to the issuer on the issuer term advances, depending on the term advance rating, the scheduled repayment date of that new term advance and other rules regarding the payment of interest and the repayment of principal by Funding 1. If this is the case, then the relevant new noteholders will be paid before the noteholders.

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

Funding 1 has entered into the other intercompany loan agreements with other issuers, and some of the term advances in other intercompany loans rank ahead of some of the issuer term advances in the issuer intercompany loan as to payment, and accordingly some of the notes issued by the previous issuers rank ahead of some of the issuer notes as to payment

The other issuers issued notes to investors, the equivalent net issue proceeds of which were used by the other issuers to make intercompany loans to Funding 1. Funding 1 used most of the proceeds of these intercompany loans from Permanent Financing (No. 1) PLC to pay the seller for the initial loans (together with their related security) sold to the mortgages trustee on the initial closing date which comprised Funding 1’s original share of the trust property. Funding 1 used most of the proceeds of each other issuers’ intercompany loan to pay the seller for loans (together with their related security) sold to the mortgages trustee or to pay consideration to the seller for an increase in Funding 1’s share in the mortgages trust.

 The payment and security priorities of the issuer notes relative to each other as set out in the issuer deed of charge and the issuer cash management agreement are not affected as a result of the issue of the notes by the other issuers, because the other issues were separately documented. However, Funding 1 may be required to pay to the previous issuers amounts which are owing under one or more previous term advances ahead of or in the same order of priority as amounts owing to the issuer on the issuer term advances, depending on the term advance rating, the scheduled repayment date of that previous term advance and other rules regarding the payment of interest and the repayment of principal by Funding 1. If this is the case, then the other noteholders will be paid before the holders of the issuer notes.

Other creditors will share in the same security granted by Funding 1 to the security trustee, and this may adversely affect payments on the issuer notes

If Funding 1 enters into a new intercompany loan agreement, then if required it will also enter into a new start-up loan agreement with a new start-up loan provider and the security trustee.

If required by the rating agencies, Funding 1 will use part of the proceeds of the new start-up loan to fund further the general reserve fund. Similarly, if necessary, Funding 1 will also enter into a new Funding 1 swap with either the Funding 1 swap provider or a new Funding 1 swap provider and the security trustee.

The new issuer, any new start-up loan provider and any new Funding 1 swap provider will become party to the Funding 1 deed of charge and will be entitled to share in the security granted by Funding 1 for our benefit (and the benefit of the other Funding 1 secured creditors)

under the Funding 1 deed of charge. In addition, the liabilities owed to the Funding 1 liquidity facility provider and the Funding 1 swap provider which are secured by the Funding 1 deed of charge may increase each time that Funding 1 enters into a new intercompany loan agreement. These factors could ultimately cause a reduction in the payments noteholders receive on the issuer notes. Noteholders consent to the requisite changes to the transaction documents will not be required.

There may be conflicts between the issuer and any new issuers, and the issuer’s interests may not prevail, which may adversely affect payments on the issuer notes

The security trustee will exercise its rights under the Funding 1 deed of charge only in accordance with directions given by the issuers (which could be the issuer, any previous issuer or if Funding 1 enters into new intercompany loans, any new issuer) that have the highest-ranking outstanding term advances at that time, provided that the security trustee is indemnified and/or secured to its satisfaction.

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

As new loans are sold to the mortgages trustee, the characteristics of the trust property may change from those existing at the closing date, and those changes may adversely affect payments on the issuer notes

There is no guarantee that any new loans sold to the mortgages trustee will have the same characteristics as the loans in the portfolio as of the closing date. In particular, new loans may have different payment characteristics than the loans in the initial portfolio. The ultimate effect of this could be to delay or reduce the payments the noteholders receive on the issuer notes.

The yield to maturity of the issuer notes may be adversely affected by prepayments or redemptions on the loans

The yield to maturity of the issuer notes of each class will depend mostly on (a) the amount and timing of payment of principal on the loans and (b) the price paid by the noteholders of each class of issuer notes. The yield to maturity of the issuer notes of each class may be adversely affected by a higher or lower than anticipated rate of prepayments on the loans.

No assurance can be given that Funding 1 will accumulate sufficient funds during the cash accumulation period relating to the issuer series 2 term AAA advance, each scheduled amortization installment under the issuer series 3 term AAA advance, and/or each scheduled amortization installment under the issuer series 4 term AAA advance to enable it to repay these issuer term advances to the issuer so that the corresponding classes of issuer notes will be redeemed in their entirety on their scheduled redemption dates.

During the cash accumulation period for the issuer term advances and scheduled amortization installments, repayments of principal will only be made on the issuer series 5 term AAA advances, the issuer term AA advances, the issuer term A advances or the issuer term BBB advances that are due and payable if the quarterly CPR of the loans in the trust property is greater than 15 per cent. and certain other conditions are met. This means that there may be no corresponding repayments of principal on the series 5 class A issuer notes, the class B issuer notes, the class M issuer notes or the class C issuer notes.

The extent to which sufficient funds are saved by Funding 1 during a cash accumulation period or received by it from its share in the mortgages trust for application on a scheduled repayment date will depend on whether the actual principal prepayment rate of the loans is the same as the assumed principal prepayment rate. If Funding 1 is not able to save enough money during a cash accumulation period or does not receive enough money from its share in the mortgages trust for application on a scheduled repayment date to repay the relevant issuer term AAA advance (and, if it is unable to make a drawing on the reserve funds to make good the shortfall) so that the issuer can redeem the class A issuer notes of the corresponding series on their respective scheduled redemption date(s), then Funding 1 will be required to pay to the issuer on those scheduled redemption dates only the amount that it has actually saved or received. Any shortfall will be deferred and paid on subsequent Funding 1 interest payment dates when Funding 1 has money available to make the payment. In these circumstances, there will be a variation in the yield to maturity of the relevant class of issuer notes.

The issuer’s ability to redeem the series 2 class A issuer notes and/or the series 3 class A issuer notes and/or the series 4 class A issuer notes on their scheduled redemption dates is affected by the rate of prepayment on the loans

The rate of prepayment of loans is influenced by a wide variety of economic, social and other factors, including prevailing mortgage market interest rates, the availability of alternative financing programs, local and regional economic conditions and homeowner mobility. For instance, prepayments on the loans may be due to borrowers refinancing their loans and sales of properties by borrowers (either voluntarily or as a result of enforcement action taken). In addition, if the seller is required to repurchase a loan or loans under a mortgage account and their related security because, for example, one of the loans does not comply with the representations and warranties in the mortgage sale agreement, then the payment received by the mortgages trustee will have the same effect as a prepayment of all of the loans under that mortgage account. Because these factors are not within its control or the control of Funding 1 or the mortgages trustee, we cannot give any assurances as to the level of prepayments that the portfolio may experience.

Variation in the rate of prepayments of principal on the loans may affect each class of issuer notes differently depending upon amounts already repaid by Funding 1 to the issuer under the issuer intercompany loan and whether a trigger event has occurred, or a loan is subject to a product switch or a further advance or the security granted by the issuer under the issuer deed of charge has been enforced. If prepayments on the loans occur less frequently than anticipated, then there may not be sufficient funds available to redeem the series 2 class A issuer notes and/or the series 3 class A issuer notes and/or the series 4 class A issuer notes in full on their respective scheduled redemption dates.

The seller may change the lending criteria relating to loans that are subsequently sold to the mortgages trustee, which could affect the characteristics of the trust property and which may adversely affect payments on the issuer notes

Each of the loans was originated in accordance with the seller’s lending criteria at the time of origination. These lending criteria consider a variety of factors such as a potential borrower’s credit history, employment history and status and repayment ability, as well as the value of the property to be mortgaged. In the event of the sale of any new loans and new related security to the mortgages trustee, the seller will warrant that those new loans and new related security were originated in accordance with the seller’s lending criteria at the time of their origination. However, the seller retains the right to revise its lending criteria as determined from time to time, and so the lending criteria applicable to any loan at the time of its origination may not be or have been the same as those when other loans were originated.

If new loans that have been originated under revised lending criteria are sold to the mortgages trustee, the characteristics of the trust property could change. This could lead to a delay or a reduction in the payments received on the issuer notes.

The seller has adopted procedures relating to investigations and searches for remortgages which could affect the characteristics of the trust property and which may adversely affect payments on the issuer notes

The seller does not require a solicitor, licensed conveyancer or (in Scotland) qualified conveyancer to conduct a full investigation of the title to a property in all cases. Where the borrower is remortgaging there will be a limited investigation to carry out some but not all of the searches and investigations which would normally be carried out by a solicitor conducting a full investigation of the title to a property. Properties which have undergone such a limited investigation may be subject to matters which would have been revealed by a full investigation of title and which may have been remedied or, if incapable of remedy, may have resulted in the properties not being accepted as security for a loan had such matters been revealed, though to mitigate against this risk search indemnity insurance is obtained in respect of such properties. The introduction of loans secured by such properties into the trust property could result in a change of the characteristics of the trust property. This could lead to a delay or a reduction in the payments received on the issuer notes.

The timing and amount of payments on the loans could be affected by various factors which may adversely affect payments on the issuer notes

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

The principal source of income for repayment of the issuer notes by the issuer is the issuer intercompany loan. The principal source of income for repayment by Funding 1 of the issuer intercompany loan is its interest in the loans held on trust by the mortgages trustee for Funding 1 and the seller. If the timing and payment of the loans is adversely affected by any of the risks described in this section, then the payments on the issuer notes could be reduced or delayed.

The occurrence of trigger events and enforcement of the issuer security may adversely affect the scheduled redemption dates of the series 2 class A issuer notes, series 3 class A issuer notes and/or series 4 class A issuer notes

If no trigger event has occurred and the issuer security has not been enforced in accordance with the terms of the issuer deed of charge, then payments of principal will not occur on the series 2 class A issuer notes, series 3 class A issuer notes and/or series 4 class A issuer notes before their respective scheduled redemption dates.

If a trigger event occurs or the issuer security is enforced in accordance with the issuer deed of charge prior to the scheduled redemption dates for the series 2 class A issuer notes, series 3 class A issuer notes and/or series 4 class A issuer notes, then the relevant classes of issuer notes outstanding will not be repaid on their scheduled redemption dates but will be repaid on each interest payment date from monies received from Funding 1 on the issuer term AAA advances of the corresponding series as described in the following three risk factors.

If an asset trigger event occurs, any series 2 class A issuer notes, series 3 class A issuer notes and/or series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates

When an asset trigger event has occurred, the mortgages trustee will distribute principal receipts on the loans to Funding 1 and the seller proportionally and equally based on their percentage shares of the trust property (that is, the Funding 1 share percentage and the seller share percentage). When an asset trigger event has occurred, after making requisite payments to the Funding 1 liquidity facility provider and replenishing the reserve funds, Funding 1 will repay:

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

then, the issuer term A advances in respect of the issuer intercompany loan, the previous intercompany loans and any new intercompany loans, until all of those term A term advances are fully repaid; and

finally, the issuer term BBB advances in respect of the issuer intercompany loan, the previous intercompany loans and any new intercompany loans, until all of those term BBB term advances are fully repaid.

If an asset trigger event occurs, any series 2 class A issuer notes and/or series 3 class A issuer notes and/or series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates, and there is also a risk that they will not be repaid by their final maturity dates.

If a non-asset trigger event occurs, any series 2 class A issuer notes, series 3 class A issuer notes and/or series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates

If a non-asset trigger event has occurred but an asset trigger event has not occurred, the mortgages trustee will distribute all principal receipts to Funding 1 until the Funding 1 share percentage of the trust property is zero. When a non-asset trigger event has occurred, after making requisite payments to the Funding 1 liquidity facility provider and to replenish the reserve funds, Funding 1 will repay:

first, the term AAA advance with the earliest final repayment date, then to repay the term AAA advance with the next earliest final repayment date, and so on until the term AAA advances in respect of the issuer intercompany loan, the previous intercompany loans and any new intercompany loans are fully repaid;

then, the term AA advances in respect of the issuer intercompany loan, the previous issuer intercompany loans and any new intercompany loans, until each of those term AA advances is fully repaid;

then, the term A advances in respect of the issuer intercompany loan, the previous intercompany loans and any new intercompany loans, until each of those term A advances is fully repaid; and

finally, the term BBB advances in respect of the issuer intercompany loan, the previous issuer intercompany loans and any new intercompany loans, until each of those term BBB advances is fully repaid.

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

Loans subject to further advances will be repurchased by the seller from the mortgages trustee, which will affect the prepayment rate of the loans, and this may affect the yield to maturity of the issuer notes

If the servicer at its discretion decides to grant a borrower a further advance under a loan which has been sold to the mortgages trustee, then the seller will be required to repurchase that loan under the relevant mortgage account and its related security from the mortgages trustee save for any loan in arrears at a price equal to the outstanding principal balance of those loans together with any accrued and unpaid interest and expenses to the date of purchase. The yield to maturity of the issuer notes may be affected by the repurchase of loans subject to further advances.

In limited circumstances, loans subject to product switches will be repurchased by the seller from the mortgages trustee, which will affect the prepayment rate of the loans, and this may affect the yield to maturity of the issuer notes

Loans subject to product switches will not be repurchased unless on any distribution date, the seller is in breach of the conditions precedent to the sale of new loans to the mortgages trustee. From and including that date to but excluding the date when those conditions precedent have been satisfied, the seller will be required to repurchase any loans and their related security that are subject to product switches. The seller will be required to repurchase the relevant loan or loans under the relevant mortgage account and their related security from the mortgages trustee at a price equal to the outstanding principal balance of those loans together with accrued and unpaid interest and expenses to the date of purchase.

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

Ratings assigned to the issuer notes may be lowered or withdrawn after the noteholders purchase the issuer notes, which may lower the market value of the issuer notes

The ratings assigned to each class of issuer notes address the likelihood of full and timely payment to the noteholders of all payments of interest on each interest payment date under those classes of issuer notes. The ratings also address the likelihood of “ultimate” payment of principal on the final maturity date of each class of issuer notes. Any rating agency may lower its rating or withdraw its rating if, in the sole judgment of the rating agency, the credit quality of the issuer notes has declined or is in question. If any rating assigned to the issuer notes is lowered or withdrawn, the market value of the issuer notes may be reduced. A change to the ratings assigned to each class of issuer notes will not affect the term advance ratings assigned to each issuer term advance in the intercompany loans.

Subordination of other note classes may not protect noteholders from all risk of loss

The class B issuer notes the class M issuer notes and the class C issuer notes are subordinated in right of payment of interest to the class A issuer notes. The class M issuer notes and the C issuer notes are subordinated in right of payment of interest to the class B issuer notes. The class C issuer notes are subordinated in right of payment of interest to the class M issuer notes. However, the transaction has been structured in the expectation that the series 2 issuer notes will be repaid in full prior to the redemption of the series 3 class A issuer notes, the series 4 class A issuer notes and the series 5 class A issuer notes and so on for each class of each series of issuer notes.

Accordingly, there is no assurance that these subordination rules will protect the holders of class A issuer notes or the holders of class B issuer notes or the holders of the class M issuer notes from all risk of loss.

Principal payments on the original pass-through term advances will be deferred in some circumstances

Principal repayments on the issuer term AA advances, the issuer term A advances and/or the issuer term BBB advances will be deferred in the following circumstances:

If on a Funding 1 interest payment date:

•                  there is a debit balance on the BBB principal deficiency sub-ledger, the A principal deficiency sub-ledger or the AA principal deficiency sub-ledger after application of the Funding 1 available revenue receipts on that Funding 1 interest payment date; or

•                  the adjusted general reserve fund level is less than the general reserve fund threshold; or

•                  the aggregate outstanding principal balance of loans in the mortgages trust, in respect to which the aggregate amount in arrears is more than three times the monthly payment then due, is more than 5 per cent. of the aggregate outstanding principal balance of loans in the mortgages trust;

then to the extent that any term AAA advance remains outstanding (whether or not such term AAA advance is then due and payable) after the allocation of principal on that Funding 1 interest payment date to those term advances, the issuer term AA advances, issuer term A advances and issuer term BBB advances will not be entitled to principal repayments until the relevant circumstance as described above has been remedied or otherwise ceases to exist. In addition, if any term AA advance remains outstanding (whether or not such term AA advance is then due and payable) after the allocation of principal on that Funding 1 interest payment date to those term advances, the issuer term A advances and issuer term BBB advances will not be entitled to principal repayments until the relevant circumstance as described above has been remedied or otherwise ceases to exist. Also if any term A advance remains outstanding (whether or not such term A advance is then due and payable) after the allocation of principal on that Funding 1 interest payment date to those term advances, the issuer term BBB advances will not be entitled to principal repayments until the relevant circumstances as described above have been remedied or otherwise cease to exist. This means that payments of principal on the class C issuer notes of all series and, as applicable, the class M issuer notes of all series and the class B issuer notes of all series will be deferred until the earlier of the time when the relevant circumstance described in this risk factor has been remedied (if ever) and the final maturity date of the relevant issuer notes.

Furthermore, if, on a Funding 1 interest payment date prior to the issuer step-up date:

•                  one or more bullet term advances and/or scheduled amortization installments are then in a cash accumulation period;

•                  the quarterly CPR is less than 15 per cent.; and

•                  there is a cash accumulation shortfall at that time;

then, on or before their step-up dates, the issuer term advances which are original pass-through term advances will be entitled to principal repayments only to the extent permitted under the pass-through repayment restrictions.

Series 2 issuer notes, series 3 issuer notes, series 4 issuer notes and series 5 issuer notes may be subject to risk if the trust property deteriorates after repayment of previous series of the issuer notes

If the loans comprising the trust property do not perform as expected at any time after the repayment of previous series of issuer notes, then the unpaid series of issuer notes will be adversely affected.

Noteholders may be subject to exchange rate risks on the issuer notes

Repayments of principal and payments of interest on the series 2 class issuer notes and the series 3 issuer notes will be made in US dollars and on the series 4 issuer notes and the series 5 class A1 issuer notes will be made in euro, but the issuer term advances made by the issuer to Funding 1 and repayments of principal and payments of interest by Funding 1 to the issuer under the issuer intercompany loan will be in sterling.

To hedge its currency exchange rate exposure, including the interest rate exposure connected with that currency exposure the issuer has entered into the issuer dollar currency swaps for the series 2 and series 3 issuer notes with the issuer dollar currency swap providers and the issuer euro currency swaps for the series 4 issuer notes and the series 5 class A1 issuer swap with the issuer euro currency swap provider and the series 5 class A1 issuer interest rate swap with the series 5 class A1 issuer interest rate swap provider.

If the issuer fails to make timely payments of amounts due under an issuer swap, then the issuer will have defaulted under that issuer swap. Each issuer swap provider is obliged only to make payments under an issuer swap if and for so long as the issuer make payments under the same. If an issuer swap provider is not obliged to make payments, or if it exercises any right to terminate that it may have under the relevant issuer swap, or if it defaults in its obligations to make payments of amounts in US dollars or euro, as applicable, equal to the full amount to be paid by it on the payment dates under the relevant issuer swap (which are the same dates as the interest payment dates in respect of the issuer notes), the issuer will be exposed to changes in US dollar/sterling or euro/sterling currency exchange rates and in the associated interest rates on these currencies. Unless a replacement issuer swap is entered into, as a result of any adverse movements in the relevant spot exchange rates, the issuer may have insufficient funds to make payments due on the issuer notes of any class and any series that are then outstanding.

Each issuer swap provider will be obliged to gross up payments made by it to the issuer if withholding taxes are imposed on payments under the relevant issuer swap and the AIG issuer swap guarantor will be obliged to gross up payments made by it to the issuer if withholding taxes are imposed on payments under the AIG issuer swap guarantee. However, if such a gross up is required, the relevant issuer swap provider may, subject to obtaining the consent of the security trustee, terminate the relevant issuer swap. If it does terminate the relevant issuer swap, the issuer will be exposed to changes in currency exchange rates and in the associated interest rates on these currencies. Unless a replacement issuer swap is entered into, the issuer may have insufficient funds to make payments due on the issuer notes of any class and any series that are then outstanding.

The difference in timing between our obligations and the obligations of the series 5 class A1 issuer interest rate swap provider could adversely affect payments on the issuer notes

To the extent that it has funds available, on each quarterly Funding 1 interest payment date, the series 5 class A1 euro currency swap provider will pay to the issuer amounts due under the series 5A1 issuer euro currency swap. On each quarterly interest payment date in relation to its obligations under the series 5 class A1 issuer interest rate swap, the issuer will pay the amount so received to the series 5 class A1 issuer interest rate swap provider. The series 5 class A1 issuer interest rate swap provider will not be obliged to make any corresponding swap payments to the issuer until the interest payment date in respect of the series 5 class A1 issuer notes. This interest payment date occurs annually up to and including the earliest to occur of (i) the interest payment date falling in March 2011 in respect of the series 5 class A1 issuer notes, (ii) the occurrence of a trigger event and (iii) enforcement of the issuer security, and quarterly on and following the interest payment date occurring immediately thereafter. Therefore, under the series 5 class A1 issuer interest rate swap, the date on which the series 5 class A1 issuer interest rate swap provider pays amounts due to the issuer may be as long as nine months after a date on which the issuer pay amounts due to it.

If the series 5 class A1 issuer interest rate swap provider does not meet its payment obligations to the issuer under the series 5 class A1 issuer interest rate swap on any semi-annual interest payment date and does not make a termination payment that has become due from it to the issuer, the issuer may have a larger shortfall in funds with which to make interest payments on the issuer notes than if its payment obligations were quarterly and therefore coincidental with the issuers payment obligations under the series 5 class A1 issuer interest rate swap. Hence, the difference in timing between the issuers obligations and the obligations of the series 5 class A1 issuer interest rate swap provider under the series 5 class A1 issuer interest rate swap may affect our ability to make payments on the issuer notes of any class and any series.

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

Termination payments on the issuer swaps may adversely affect the funds available to make payments on the issuer notes

If any of the issuer swaps terminate, the issuer may as a result be obliged to make a termination payment to the relevant issuer swap provider. The amount of the termination payment will be based on the cost of entering into a replacement issuer swap. Under the issuer intercompany loan agreement, Funding 1 will be required to pay the issuer an amount equal to any termination payment due by the issuer to the relevant issuer swap provider. Funding 1 will also be obliged to pay the issuer any extra amounts which it may be required to pay to enter into a replacement swap.

The issuer cannot give noteholders any assurance that Funding 1 will have the funds available to make that payment or that the issuer will have sufficient funds available to make any termination payment under any of its issuer swaps or to make subsequent payments to noteholders in respect of the relevant series and class of issuer notes. Nor can the issuer give noteholders any assurance that it will be able to enter into a replacement issuer swap or, if one is entered into, that the credit rating of the replacement issuer swap provider will be sufficiently high to prevent a downgrading of the then current ratings of the issuer notes by the rating agencies.

Except where the relevant issuer swap provider has caused the relevant issuer swap to terminate by its own default, any termination payment due by the issuer will rank equally not only with payments due to the holders of the series and class of issuer notes which rank equally with the series and class of issuer notes to which the relevant issuer swap relates but also with payments due to the holders of any other series and class of issuer notes which rank equally with the series and class of issuer notes to which the relevant issuer swap relates. Any additional amounts required to be paid by the issuer following termination of the relevant issuer swap (including any extra costs incurred (for example, from entering into “spot” currency transactions or interest rate swaps) if the issuer cannot immediately enter into a replacement swap) will also rank equally not only with payments due to the holders of the series and class of issuer notes to which the relevant issuer swap relates but also with payments due to the holder of any other series and class of issuer notes which rank equally with the series and class of issuer notes to which the relevant issuer swap relates. Furthermore, any termination payment or additional payment or additional amounts required to be paid by the issuer following termination of an issuer swap will rank ahead of payments due to the holders of any series and class of issuer notes which ranks below the series and class of issuer notes to which the relevant issuer swap relates. Therefore, if the issuer is obliged to make a termination payment to the relevant issuer swap provider or to pay any other additional amount as a result of the termination of the relevant issuer swap, this may affect the funds which the issuer has available to make payments on the issuer notes of any class and any series.

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

 Funding 1 will receive interest on the variable rate loans, which is based on HVR 1 or HVR 2. The payment obligations of Funding 1 under the Funding 1 swap will, among other things, be based on the average of the standard variable mortgage rates or their equivalent charged to existing borrowers on residential mortgage loans as published from time to time, after excluding the highest and the lowest rate, of Abbey National plc, HSBC Bank plc, Cheltenham & Gloucester plc, Nationwide Building Society, Northern Rock plc, National Westminster Bank Plc, and Woolwich plc (and where those banks have more than one standard variable rate, the highest of those rates). While it is anticipated that such average rate will broadly track both HVR 1 and HVR 2, the variance between such average rate and HVR 1 and HVR 2, respectively, may affect the ability of Funding 1 to meet its payment obligations under the Funding 1 swap agreement.

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

The issuer may be unable to pay, in full or at all, interest due on the issuer notes if there is an income or principal deficiency

If, on any Funding 1 interest payment date, revenue receipts available to Funding 1 (including the reserve funds) are insufficient to enable Funding 1 to pay interest on the issuer term advances, and any new term advances and other expenses of Funding 1 ranking higher in seniority to interest due on these term advances, then Funding 1 may use principal receipts on the loans received by it in the mortgages trust to make up the shortfall.

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

Funding 1 will be obliged to keep a ledger that records any principal applied to pay interest and senior expenses. When the amount recorded on the ledger is equal to the principal amount outstanding of the term BBB advances, then Funding 1 will use principal receipts that would have been applied to repay the term advance with the next lowest ranking term advance rating to pay interest on the term advances and senior expenses where there is a shortfall of money to pay those amounts. When the amount recorded on the principal deficiency ledger exceeds the principal amount outstanding on the term A advances, Funding 1 will use principal receipts that would have been applied to repay the term AA advances to pay those amounts. When the amount recorded on the principal deficiency ledger exceeds the principal amount outstanding on the term AA advances, Funding 1 will use principal receipts that would have been applied to repay the term AAA advances to pay those amounts.

During the term of the transaction, however, it is expected that any principal deficiencies of this sort will be recouped from subsequent excess revenue receipts and amounts standing to the credit of the reserve funds. The revenue receipts will be applied first to cover any principal deficiency in respect of the term advances with the highest term advance rating, and then the term advances with the next highest-ranking term advance rating and so on down to the term advances with the lowest term advance rating.

If there are insufficient funds available because of income or principal deficiencies, then one or more of the following consequences may occur:

•                  the interest and other net income of Funding 1 may not be sufficient, after making the payments to be made in priority, to pay, in full or at all, interest due on the issuer term BBB advances, the issuer term A advances and the issuer term AA advances;

•                  there may be insufficient funds to repay the principal due and payable on any of the issuer term BBB advances, the issuer term A advances and the issuer term AA advances prior to their final repayment dates unless the other net income of Funding 1 is sufficient, after making other prior ranking payments, to reduce any principal deficiency in respect of the term BBB advances, term A advances and term AA advances;

•                  if the amount of principal deficiencies exceeds the principal amount outstanding of any of the term advances (and the principal deficiencies cannot be covered by the other income of Funding 1), then the issuer may not receive the full principal amount of any or all of the issuer term advances and, accordingly, noteholders may not receive the full face value of the class C issuer notes, the class M issuer notes, the class B issuer notes and the class A issuer notes, as the case may be; and/or

•                  the issuer may be unable to pay, in full or at all, interest due on the issuer notes.

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

The issuer, Funding 1, the mortgages trustee, and the security trustee will not undertake any investigations, searches or other actions on any loan or its related security and each of them will rely instead on the warranties given in the mortgage sale agreement by the seller.

If any of the warranties made by the seller (a) in the case of each loan in the portfolio, was materially untrue on the date that new loan was assigned to the mortgages trustee or (b) in the case of each new loan, is materially untrue on the date that new loan is assigned to the mortgages trustee, then the seller will be required to remedy the breach within 20 London business days of the seller becoming aware of the same or of receipt by it of a notice from the mortgages trustee.

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

There can be no assurance that a borrower will repay principal at the end of the term on an interest-only loan, which may adversely affect repayments on the issuer notes

Each loan in the portfolio is repayable either on a principal repayment basis or an interest-only basis. Of the loans in the portfolio as January 1, 2005, approximately 33.27 per cent. were interest-only loans. For interest-only loans, because the principal is repaid in a lump sum at the maturity of the loan, the borrower is recommended to have some repayment mechanism such as an investment plan in place which is intended to provide sufficient funds will be available to repay the principal at the end of the term. However, the seller does not ensure that a repayment mechanism is in place in all cases and does not take security over these repayment mechanisms. The borrower is also recommended to take out a life insurance policy in relation to the loan but, as with repayment mechanisms, the seller does not take security over these life insurance policies.

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

There can be no assurance that the borrower will have the funds required to repay the principal at the end of the term. If a borrower cannot repay the loan and a loss occurs on the loan, then this may affect repayments of principal on the issuer notes if that loss cannot be cured by application of excess Funding 1 available revenue receipts.

There may be risks associated with the fact that the mortgages trustee has no legal title to the loans and their related security, which may adversely affect payments on the issuer notes

The sale by the seller to the mortgages trustee of the English mortgages will take effect in equity only. The sale by the seller to the mortgages trustee of the Scottish mortgages has been given effect by a Scottish declaration of trust by the seller (and any sale of Scottish mortgages in the future will be given effect by further Scottish declarations of trust) by which the beneficial interest in the Scottish mortgages has been or will be transferred to the mortgages trustee. In each case this means that legal title to the loans in the trust property remains with the seller, but the mortgages trustee has all the other rights and benefits relating to ownership of each loan and its related security (which rights and benefits are subject to the trust in favor of the beneficiaries). The mortgages trustee has the right to demand that the seller give it legal title to the loans and the related security in the circumstances and until then the mortgages trustee will not give notice of the sale of the English mortgages to any borrower or apply to the Land Registry or the Central Land Charges Registry to register or record its equitable interest in the English mortgages or take any steps to complete or perfect its title to the Scottish mortgages.

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

Set-off risks in relation to flexible loans and delayed cashbacks may adversely affect the funds available to the issuer to repay the issuer notes

The seller has made, and in the future may make, an equitable assignment of the relevant loans and their related security, or in the case of Scottish loans a transfer of the beneficial interest in the relevant loans and their related security, to the mortgages trustee, with legal title being retained by the seller. Therefore, the rights of the mortgages trustee may be subject to the direct rights of the borrowers against the seller, including rights of set-off existing prior to notification to the borrowers of the sale of the mortgages. Although the mortgages trust does not currently include flexible loans or delayed cashbacks, those loans may be added to the mortgages trust in the future. Set-off rights (including analogous rights in Scotland) may occur if the seller fails to advance to a borrower a drawing or permit the borrower to make an underpayment or take a payment holiday under a flexible loan when the borrower is entitled to draw additional amounts or make an underpayment or take a payment holiday under a flexible loan or if the seller fails to pay to a borrower any delayed cashback which the seller had agreed to pay to that borrower after completion of the relevant loan.

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

A borrower may also attempt to set-off against his or her mortgage payments an amount greater than the amount of his or her damages claim (or exercise analogous rights in Scotland). In that case, the servicer will be entitled to take enforcement proceedings against the borrower although the period of non-payment by the borrower is likely to continue until a judgment is obtained.

The exercise of set-off rights by borrowers would reduce the incoming cashflow to the mortgages trustee during the exercise. However, the amounts set-off will be applied to reduce the seller share of the trust property only.

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

There can be no assurance that a substitute servicer with sufficient experience of administering mortgages of residential properties would be found who would be willing and able to service the loans on the terms of the servicing agreement. In addition, as described below, any substitute servicer may be required to be authorized under FSMA (as defined below) in order to administer loans that constitute regulated mortgage contracts. The ability of a substitute servicer fully to perform the required services would depend, among other things, on the information, software and records available at the time of the appointment. Any delay or inability to appoint a substitute servicer may affect payments on the loans and hence our ability to make payments when due on the issuer notes.

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

Regulatory changes by the Office of Fair Trading, the Financial Services Authority and other regulatory authorities may have an impact on the seller, the issuer, the servicer, the mortgages trustee, Funding 1, Funding 2 and/or the loans and may adversely affect the issuer’s ability to make payments when due on the issuer notes

In the United Kingdom, the Office of Fair Trading (the “OFT”) is responsible for the issue of licenses under, and the superintendence of the working and the enforcement of the Consumer Credit Act (the “CCA”), related consumer credit regulations and other consumer protection legislation. The OFT may review businesses and operations, provide guidelines to follow and take actions when necessary with regard to the mortgage market in the United Kingdom.

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

The mortgages trustee

The trust property includes the portfolio of loans and their related security assigned to the mortgages trustee by the seller on June 14, 2002, and on several subsequent dates, any new loans and their new related security assigned to the mortgages trustee by the seller after the closing date, any increase in the outstanding principal balance of a loan due to the borrower taking payment holidays or making underpayments under a loan or a borrower making a drawing under any flexible loan, any interest, principal and other amounts (excluding third party amounts) paid by borrowers on their loans and their related security, the rights under the insurance policies that are assigned to the mortgages trustee or of which the mortgages trustee has the benefit, and amounts on deposit and interest earned on the mortgages trustee guaranteed investment contract. Any actual losses in relation to the loans, any actual reductions occurring in respect of the loans and distributions of principal made from time to time to the beneficiaries or the mortgages trust will be deducted from the trust property. The composition of the trust property will fluctuate as drawings under flexible loans and new loans are added, as borrowers take payment holidays or make underpayments under a loan and as the loans that were previously part of the trust property are repaid, mature, default or are repurchased by the seller.

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

The issuer

Name	Business Address	Business Occupation
SFM Directors Limited	35 Great St. Helen’s London EC3A 6AP	Provision of directors to special purpose companies

SFM Directors (No. 2) Limited	35 Great St. Helen’s London EC3A 6AP	Provision of directors to special purpose companies

David Balai	HBOS Treasury Services plc 33 Old Broad Street London EC2N 1HZ	Head of Mortgage Securitisation and Covered Bonds

SFM Directors Limited	35 Great St. Helen’s London EC3A 6AP	Provision of directors to special purpose companies

Funding 1

Name	Business Address	Business Occupation
SFM Directors (No. 2) Limited	35 Great St. Helen’s London EC3A 6AP	Provision of directors to special purpose companies

David Balai	HBOS Treasury Services plc 33 Old Broad Street London EC2N 1HZ	Head of Mortgage Securitisation and Covered Bonds

The mortgages trustee

Name	Business Address	Business Occupation
Michael George Best	47 Esplanade St. Helier Jersey JE1 0BD	Trust Company Director

Peter John Richardson	47 Esplanade St. Helier Jersey JE1 0BD	Trust Company Director

David Balai	HBOS Treasury Services plc 33 Old Broad Street London EC2N 1HZ	Head of Mortgage Securitisation and Covered Bonds

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

C.            Markets

The principal trading market for each class of the issuer notes is the London Stock Exchange. The issuer notes have been listed on the London Stock Exchange since March 12, 2004.

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

Taxation of returns: other noteholders

Noteholders who are not within the charge to UK corporation tax and who are resident or ordinarily resident in the UK for tax purposes or who carry on a trade, profession or vocation in the UK through a branch or agency in connection with which interest on the issuer notes is received or to which the issuer notes are attributable will generally be liable to UK tax on the amount of any interest received in respect of the issuer notes. As the series 2 issuer notes are denominated in US dollars and the series 4 issuer notes and series 5 class A1 issuer notes are denominated in euro, they will not constitute “qualifying corporate bonds” within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal of any of these issuer notes may give rise to a chargeable gain or an allowable loss for the purpose of the UK taxation of chargeable gains.

It is expected that the series 5 class A2 issuer notes, the series 5 class B issuer notes, the series 5 class M issuer notes and the series 5 class C issuer notes will be regarded by H.M. Revenue & Customs as constituting “qualifying corporate bonds” within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal of any of these issuer notes is not expected to give rise to a chargeable gain or an allowable loss for the purpose of the UK taxation of chargeable gains.

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

EU Savings Directive

On June 3, 2003, the European Union (“EU”) Council of Economics and Finance Ministers adopted a directive regarding the taxation of savings income in the form of interest payments (the “EU Savings Tax Directive”). It is proposed that, subject to a number of important conditions being met, each EU Member State will, from July 1, 2005, be required to provide to the tax authorities of another EU Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to or for the benefit an individual resident in that other EU Member State. However, Austria, Belgium and Luxembourg will instead (unless during that period they elect otherwise) apply a withholding system for a transitional period in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

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

It is possible that interest on the US notes that are class B, class M or class C issuer notes could be treated as OID because such interest is subject to deferral in certain limited circumstances. A United States holder of a US note issued with OID must include OID in income over the term of such US note under a constant yield method that takes into account the compounding of interest. Under the Code, OID is calculated and accrued using prepayment assumptions where payments on a debt instrument may be accelerated by reason of prepayments of other obligations securing such debt instrument. Moreover, the legislative history to the provisions provide that the same prepayment assumptions used to price a debt instrument be used to calculate OID, as well as to accrue market discount and amortize premium. Here, prepayment of the mortgage loans is not expected to alter the scheduled principal payments on the US notes that are class B, class M and class C issuer notes and, accordingly, the issuer intends to assume that such US notes will have their principal repaid according to the schedule for purposes of accruing any OID. No representation is made that the mortgage loans will pay on the basis of such prepayment assumption or in accordance with any other prepayment scenario.

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

•      issuer dollar currency swaps: to protect the issuer against changes in the sterling to US dollar exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and a LIBOR based rate for three-month dollar deposits, applicable to the series 2 issuer notes, and the series 3 issuer notes; and

•      issuer euro currency swaps: to protect the issuer against changes in the sterling to euro exchange rate following the closing date and the possible variance between a

LIBOR based rate for three-month sterling deposits and either (i) a fixed rate of interest applicable to the series 5 class A1 issuer notes up to and including the interest payment date in March 2011 payable, during this period, annually on the interest payment dates falling in March of each year until the occurrence of a trigger event or the enforcement of the issuer security or (ii) a EURIBOR-based rate for three-month euro deposits applicable to the series 4 issuer notes at any time, and the series 5 class A1 issuer notes from and including the interest payment date falling in March 2011.

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

The issuer currency swaps

The issuer intercompany loan is denominated in sterling, and interest payable by Funding 1 to the issuer under the issuer term advances is calculated as a margin over LIBOR for three-month sterling deposits. However, some of the issuer notes are denominated in US dollars and accrue interest at either a LIBOR based rate for one-month US dollar deposits or a LIBOR based rate for three-month US dollar deposits. In addition, the series 4 issuer notes, and the series 5 class A1 issuer notes are denominated in euro and accrue interest at a EURIBOR based rate for three-month euro deposits (although the series 5 class A1 issuer notes will accrue interest at a fixed rate until the interest payment date in March 2011). To deal with the potential interest rate and currency mismatch between (i) its receipts and liabilities in respect of the issuer intercompany loan and (ii) its receipts and liabilities under the issuer notes, the issuer has, pursuant to the terms of the issuer currency swaps, swapped its receipts and liabilities in respect of all euro denominated issuer notes and all US dollar denominated issuer notes into sterling on terms that match the issuer’s obligations under the US dollar denominated issuer notes, the series 4 issuer notes or the series 5 class A1 issuer interest rate swap, as applicable.

The currency amount of each issuer currency swap is the principal amount outstanding under the issuer notes to which the relevant issuer currency swap relates. Subject, in the case of the class B and C issuer swaps, to certain deferral of interest provisions that will apply when payment of interest under the corresponding offered issuer notes is deferred in accordance with the terms and conditions of such offered issuer notes, the issuer swap providers will pay to the issuer amounts in US dollars or euro, as applicable that are equal to the amounts of interest to be paid on each of the classes of the offered issuer notes and the issuer will pay to the issuer swap providers the sterling interest amounts received on the issuer term advances corresponding to the classes of the offered issuer notes. In order to allow for the effective currency amount of each issuer currency swap to amortize at the same rate as the relevant series and class of issuer notes, each issuer currency swap agreement provides that as and when the issuer notes amortize, a corresponding portion of the relevant issuer currency swap so terminated will be swapped from sterling into US dollars at the relevant US dollar currency exchange rate or into euro at the euro currency exchange rate, as applicable.

The payment obligations of the series 3 issuer swap provider under the relevant issuer currency swaps are guaranteed by the AIG issuer swap guarantor pursuant to a guarantee (the “AIG issuer swap guarantee”).

The payment obligations of the series 5 class A1 issuer euro currency swap provider under the relevant issuer currency swaps are guaranteed by the Swiss Re issuer swap guarantor pursuant to a guarantee (the “Swiss Re issuer swap guarantee”).

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

The issuer interest rate swap

Under the series 5 class A1 issuer euro currency swap, the issuer will receive interest amounts at a EURIBOR-based rate for three-month euro deposits. The series 5 class A1 issuer notes, until the interest payment date falling in March 2011 accrues interest at a fixed rate in euro. To deal with the potential interest rate mismatch between (i) its receipts in respect of the series 5 class A1 issuer euro currency swap and (ii) its receipts and liabilities in respect of interest payable on the series 5 class A1 issuer notes, the issuer has, pursuant to the terms of the series 5 class A1 issuer interest rate swap, swapped its receipts in respect of the series 5 class A1 issuer euro currency swap on terms that match the issuer’s obligation to pay interest under the series 5 class A1 issuer notes.

In the event that the issuer interest rate swap is terminated prior to the service of an issuer note acceleration notice or the interest payment date falling in March 2011, the issuer shall enter into a replacement issuer interest rate swap. Any replacement issuer interest rate swap must be entered into on terms acceptable to the rating agencies, the issuer and the security trustee and with a replacement issuer interest rate swap provider whom the rating agencies have previously confirmed in writing to the issuer and the security trustee will not cause the current ratings of the issuer notes to be downgraded, withdrawn or qualified. If the issuer is unable to enter into a replacement issuer interest rate swap on terms acceptable to the rating agencies, this may affect amounts available to pay amounts due under the issuer notes.

If an issuer interest rate swap agreement is terminated and the issuer is unable to enter into a replacement swap as described above, then any interest payments received by the issuer in respect of the series 5 class A1 issuer euro currency swap on each Funding 1 interest payment date shall be deposited in the issuer bank account (or such account opened for this purpose) applied by the issuer to pay interest to the holders of the series 5 class A1 issuer notes on each interest payment date.

Ratings downgrade of swap providers

Under each of the swap agreements, in the event that the relevant rating(s) of a swap provider, or its respective guarantor, as applicable, is or are, as applicable, downgraded by a rating agency below the rating(s) specified in the relevant swap agreement (in accordance with the requirements of the rating agencies) for such swap provider, and, as a result of the downgrade, the then current ratings of the current notes, in respect of the Funding 1 swap, or the issuer notes corresponding to the relevant issuer swap in respect of the relevant issuer swap, would or may, as applicable, be adversely affected, the relevant swap provider will, in accordance with the Funding 1 swap or the relevant issuer swap, as applicable, be required to take certain remedial measures, which may include providing collateral for its obligations under the relevant swap, arranging for its obligations under the relevant swap to be transferred to an entity with rating(s) required by the relevant rating agency as specified in the relevant swap agreement (in accordance with the requirements of the rating agency), procuring another entity with rating(s) required by the relevant rating agency as specified in the relevant swap agreement (in accordance with the requirements of the rating agency), to become co-obligor or guarantor as applicable, in respect of its obligations under the relevant swap, or taking such other action as it may agree with the relevant rating agency.

Termination of the swaps

The Funding 1 swap will terminate on the date on which the aggregate principal amount outstanding under all intercompany loans is reduced to zero.

Each issuer swap other than the series 2 class A issuer swap and the series 3 class A issuer swap, will terminate on the earlier of the interest payment date falling in June 2042 and the date on which all of the relevant class and series of issuer notes are redeemed in full. The series 2 class A issuer swap will terminate on the earlier of the interest payment date falling in March 2009 and the date on which the series 2 class A issuer notes are redeemed in full. The series 3 class A issuer swap will terminate on the earlier of the interest payment date falling in March 2024 and the date on which the series 3 class A issuer notes are redeemed in full.

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

•      in respect of the issuer swaps, if a redemption or purchase of the relevant class of issuer notes occurs pursuant to number 5(F) Redemption or purchase following a regulatory event;

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

If the issuer receives a termination payment from the issuer interest rate swap provider, then the issuer shall deposit those funds in the issuer bank account (or such other account opened for such purpose) and apply the funds to pay interest on the series 5 class A1 issuer notes until a replacement issuer interest rate swap is entered into and/or acquire a replacement issuer interest rate swap.

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

Each swap provider will be obliged to gross up payments made by it to Funding 1 or the issuer, as appropriate, if withholding taxes are imposed on payments made under the Funding 1 swap or the issuer swaps.

The AIG issuer swap guarantor will be obliged to gross up payments made by it to the issuer if withholding taxes are imposed on payments under the AIG issuer swap guarantee. However, if the AIG issuer swap guarantor is required to gross up a payment under the AIG issuer swap guarantee in respect of a relevant currency swap, it may, subject to the consent of the security trustee, terminate the relevant issuer currency swap.

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

Exhibit 12: Section 302 certification.

Exhibit 15.1: Investor’s Report for the month of March 2004 (incorporated by reference from the Form 6-K previously filed on May 13, 2004 and revised July 13, 2004).

Exhibit 15.2: Investor’s Report for the month of April 2004 (incorporated by reference from the Form 6-K previously filed on May 13, 2004 and revised July 13, 2004).

Exhibit 15.3: Investor’s Report for the month of May 2004 (incorporated by reference from the Form 6-K previously filed on June 14, 2004 and revised July 13, 2004).

Exhibit 15.4: Investor’s Report for the month of June 2004 (incorporated by reference from the Form 6-K previously filed on July 13, 2004).

Exhibit 15.5: Investor’s Report for the month of July 2004 (incorporated by reference from the Form 6-K previously filed on August 12, 2004).

Exhibit 15.6: Investor’s Report for the month of August 2004 (incorporated by reference from the Form 6-K previously filed on September 9, 2004).

Exhibit 15.7: Investor’s Report for the month of September 2004 (incorporated by reference from the Form 6-K previously filed on October 13, 2004).

Exhibit 15.8: Investor’s Report for the month of October 2004 (incorporated by reference from the Form 6-K previously filed on November 17, 2004).

Exhibit 15.9: Investor’s Report for the month of November 2004 (incorporated by reference from the Form 6-K previously filed on December 8, 2004).

Exhibit 15.10: Investor’s Report for the month of December 2004 (incorporated by reference from the Form 6-K previously filed on January 14, 2004 and revised January 18, 2004).

Exhibit 15.11: Servicer compliance statement.

Exhibit 15.12: Attestation report of independent accountants.

SIGNATURES

Each registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERMANENT FINANCING (NO. 4) PLC

	By:	/s/ David Balai
	Name:	David Balai
	Title:	Director

PERMANENT FUNDING (NO. 1) LIMITED

	By:	/s/ David Balai
	Name:	David Balai
	Title:	Director

PERMANENT MORTGAGES TRUSTEE LIMITED

	By:	/s/ David Balai
Date: June 30, 2005	Name:	David Balai
	Title:	Director