Form 20-F
period 2004-12-31
PERMANENT FUNDING NO 1 LTD; PERMANENT MORTGAGES TRUSTEE LTD; Permanent Financing (No. 6) PLC
filed 2005-06-30
CIK 1174117, 1174118, 1303520

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

or

☐                       Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                         to

Commission file number:      333-119202

PERMANENT FINANCING (NO. 6) PLC

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

Title of each class

$1,000,000,000 series 1 class A notes due September 2005

$35,800,000 series 1 class B notes due June 2042

$34,700,000 series 1 class C notes due June 2042

$1,000,000,000 series 2 class A notes due December 2011

$35,800,000 series 2 class B notes due June 2042

$34,700,000 series 2 class C notes due June 2042

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

Not applicable.

(1)           These items have not been offered directly to investors. Permanent Mortgages Trustee Limited is the registrant for the Funding 1 interest in the mortgages trust and is holding the Funding interest in the mortgages trust on behalf of Permanent Funding (No. 1) Limited. The Funding 1 interest in the mortgages trust is the primary source of payments on the term advances listed. Permanent Funding (No. 1) Limited is the registrant for the term advances and has issued the term advances to Permanent Financing (No. 6) PLC. The term advances are the primary source of payments on the series 1 notes and the series 2 notes. Permanent Financing (No. 6) PLC is the registrant for the series 1 notes and the series 2 notes.

PRESENTATION OF INFORMATION

This annual report on Form 20-F relates to Permanent Financing (No. 6) PLC (the “issuer”) and the following securities (the “issuer notes”), which were issued pursuant to a trust deed dated November 18, 2004 (the “issuer trust deed”), between the issuer and The Bank of New York, as note trustee (the “note trustee”):

•                  $1,000,000,000 series 1 class A notes due September 2005

•                  $35,800,000 series 1 class B notes due June 2042

•                  $34,700,000 series 1 class C notes due June 2042

•                  $1,000,000,000 series 2 class A notes due December 2011

•                  $35,800,000 series 2 class B notes due June 2042

•                  $34,700,000 series 2 class C notes due June 2042

This annual report on Form 20-F also relates to the following advances made pursuant to the intercompany loan agreement dated November 18, 2004 (the “issuer intercompany loan agreement”), between the issuer, Permanent Funding (No. 1) Limited (“Funding 1”), The Bank of New York, as security trustee (the “security trustee”) and Citibank, N.A., as agent bank:

•                  £541,711,000 series 1 term AAA advance

•                  £19,394,000 series 1 term AA advance

•                  £18,798,000 series 1 term BBB advance

•                  £541,712,000 series 2 term AAA advance

•                  £19,394,000 series 2 term AA advance

•                  £18,798,000 series 2 term BBB advance

This annual report on Form 20-F further relates to Funding 1’s interest in the mortgages trust, comprising, among other things, the initial portfolio of loans and their related security assigned to Permanent Mortgages Trustee Limited (the “mortgages trustee”) by Halifax plc (the “seller”) on June 14, 2002, and on several subsequent dates any new loans and their new related security assigned to the mortgages trustee by the seller after November 18, 2004 (the “closing date”), any increase in the outstanding principal balance of a loan due to the borrower taking payment holidays or making underpayments under a loan or a borrower making a drawing under any flexible loan, any interest, principal and other amounts (excluding third party amounts) paid by borrowers on their loans and their related security, the rights under the insurance policies that are assigned to the mortgages trustee or of which the mortgages trustee has the benefit, and amounts on deposit and interest earned on the mortgages trustee guaranteed investment contract. The mortgages trustee guaranteed investment contract, or GIC, account is the bank account in which the mortgages trustee holds any cash that is part of the trust property until it is distributed to the beneficiaries. Any actual losses in relation to the loans, any actual reductions occurring in respect of the loans and distributions of principal made from time to time to the beneficiaries or the mortgages trust will be deducted from the trust property. The composition of the trust property will fluctuate as drawings under flexible loans and new loans are added and as the loans that were previously part of the trust property are repaid, mature, default or are repurchased by the seller.-

Certain terms used herein and not defined have the same meaning ascribed to such terms in the Registration Statement filed on Form S-11 (the “Registration Statement”) relating to the securities (file number 333-119202).

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

The transaction has been structured in the expectation that the series 1 issuer notes will be redeemed before the series 2 issuer notes and so on

The transaction has been structured in the expectation that:

•                  the series 1 issuer notes will be redeemed in full prior to the redemption of the series 2 issuer notes, the series 3 issuer notes, the series 4 issuer notes and the series 5 issuer notes;

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

This means, among other things, that the series 1 class B issuer notes and the series 1 class C issuer notes are expected to be redeemed before the series 2 class A issuer notes, the series 3 class A issuer notes, the series 4 class A issuer notes and the series 5 class A issuer notes, even though the series 2 class A issuer notes, the series 3 class A issuer notes, the series 4 class A issuer notes and the series 5 class A issuer notes have a higher rating than the series 1 class B issuer notes and the series 1 class C issuer notes. Similarly, the series 2 class B issuer notes and the series 2 class C issuer notes are expected to be redeemed before the series 3 class A issuer notes, the series 4 class A issuer notes and the series 5 class A issuer notes, and so on for each series of issuer notes.

However, there is no assurance that the series 1 issuer notes will be redeemed in full before the series 2 issuer notes, the series 3 issuer notes, the series 4 issuer notes and the series 5 issuer notes or that the series 2 issuer notes will be redeemed in full before the series 3 issuer notes, the series 4 issuer notes and the series 5 issuer notes or that the series 3 issuer notes will be redeemed in full before the series 4 issuer notes and the series 5 issuer notes or that the series 4 issuer notes will be redeemed in full before the series 5 issuer notes. In each case, redemption of the issuer notes is ultimately dependent on, among other things, repayment and redemptions on the loans and on the term advance rating of the issuer term advances.

Further, if on any interest payment date, amounts are due and payable in respect of the class A issuer notes of any series and amounts are due and payable in respect of the class B issuer notes of any series and/or the class C issuer notes of any series, then payments of principal will be made on the class A issuer notes in priority to payments of principal on the class B issuer notes and the class C issuer notes. Similarly, if on any interest payment date, amounts are payable in respect of the class B issuer notes of any series and the class C issuer notes of any series, then payments of principal will be made on the class B issuer notes in priority to payments of principal on the class C issuer notes.

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

Similar provisions will apply in relation to requests in writing from holders of a specified percentage of the principal amount outstanding of the issuer notes of each class within each series (the principal amount outstanding being converted into sterling for the purposes of making the calculation). Noteholders should note that, as a result of repayments of principal first to the series 1 issuer notes, then to the series 2 issuer notes, then to the series 3 issuer notes, then to the series 4 issuer notes and then to the series 5 issuer notes, the principal amount outstanding of each series of the issuer notes will change after the closing date.

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

•                  pay the seller in relation to the initial consideration for new loans and their related security to be sold to the mortgages trustee;

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

There may be conflicts between the issuer and any new issuers, and the issuer’s interests may not prevail, which may adversely affect payments on the issuer notes

The security trustee will exercise its rights under the Funding 1 deed of charge only in accordance with directions given by the issuers (which could be the issuer, any previous issuer or, if Funding 1 enters into new intercompany loans, any new issuer) that have the highest-ranking outstanding term advances at that time, provided that the security trustee is indemnified and/or secured to its satisfaction.

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

No assurance can be given that Funding 1 will accumulate sufficient funds during the cash accumulation period relating to the issuer series 1 term AAA advance, each scheduled amortization installment under the issuer series 2 term AAA advance, each scheduled amortization installment under the issuer series 3 term AAA advance and/or each scheduled amortization installment under the issuer series 4 term AAA advance to enable it to repay these issuer term advances to the issuer so that the corresponding classes of issuer notes will be redeemed in their entirety on their scheduled redemption dates.

During the cash accumulation period for the issuer term advances and scheduled amortization installments, repayments of principal will only be made on the issuer series 5 term AAA advances, the issuer term AA advances or the issuer term BBB advances that are due and payable if the quarterly CPR of the loans in the trust property is greater than 15 per cent. And certain other conditions are met. This means that there may be no corresponding repayments of principal on the series 5 class A issuer notes, the class B issuer notes or the class C issuer notes.

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

The issuers’ ability to redeem the series 1 class A issuer notes and/or the series 2 class A issuer notes and/or the series 3 class A issuer notes and/or the series 4 class A issuer notes on their scheduled redemption dates is affected by the rate of prepayment on the loans

The rate of prepayment of loans is influenced by a wide variety of economic, social and other factors, including prevailing mortgage market interest rates, the availability of alternative financing programs, local and regional economic conditions and homeowner mobility. For instance, prepayments on the loans may be due to borrowers refinancing their loans and sales of properties by borrowers (either voluntarily or as a result of enforcement action taken). In addition, if the seller is required to repurchase a loan or loans under a mortgage account and their related security because, for example, one of the loans does not comply with the representations and warranties in the mortgage sale agreement, then the payment received by the mortgages trustee will have the same effect as a prepayment of all of the loans under that mortgage account. Because these factors are not within our control or the control of Funding 1 or the mortgages trustee, the issuer cannot give any assurances as to the level of prepayments that the portfolio may experience.

Variation in the rate of prepayments of principal on the loans may affect each class of issuer notes differently depending upon amounts already repaid by Funding 1 to the issuer under the issuer intercompany loan and whether a trigger event has occurred, or a loan is subject to a product switch or a further advance or the security granted by the issuer under the issuer deed of charge has been enforced. If prepayments on the loans occur less frequently than anticipated, then there may not be sufficient funds available to redeem the series 1 class A issuer notes and/or the series 2 class A issuer notes and/or the series 3 class A issuer notes and/or the series 4 class A issuer notes in full on their respective scheduled redemption dates.

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

first, the term AAA advances in respect of the issuer intercompany loan, the previous intercompany loans and any new intercompany loans, until each of those term AAA advances is fully repaid;

then, the term AA advances in respect of the issuer intercompany loan, the previous intercompany loans and any new intercompany loans, until each of those term AA advances is fully repaid;

then, the term A advances in respect of the previous intercompany loans and any new intercompany loans, until each of those term A advances is fully repaid; and

finally, the term BBB advances in respect of the issuer intercompany loan, the previous intercompany loans and any new intercompany loans, until each of those term BBB advances is fully repaid.

If an asset trigger event occurs, any series 1 class A issuer notes and/or series 2 class A issuer notes and/or series 3 class A issuer notes and/or series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates, and there is also a risk that they will not be repaid by their final maturity dates.

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

then, the term A advances in respect of the previous issuer intercompany loans and any new intercompany loans, until each of those term A advances is fully repaid; and

finally, the term BBB advances in respect of the issuer intercompany loan, the previous issuer intercompany loans and any new intercompany loans, until each of those term BBB advances is fully repaid.

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

Subordination of other note classes may not protect noteholders from all risk of loss

The class B issuer notes and the class C issuer notes are subordinated in right of payment of interest to the class A issuer notes. The class C issuer notes are subordinated in right of payment of interest to the class B issuer notes. However, the transaction has been structured in the expectation that the series 1 issuer notes will be repaid in full prior to the redemption of the series 2 class A issuer notes, the series 3 class A issuer notes, the series 4 class A issuer notes and the series 5 class A issuer notes and so on for each class of each series of issuer notes.

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

then to the extent that any term AAA advance remains outstanding (whether or not such term AAA advance is then due and payable) after the allocation of principal on that Funding 1 interest payment date to those term advances, the issuer term AA advances and issuer term BBB advances will not be entitled to principal repayments until the relevant circumstance as described above has been remedied or otherwise ceases to exist. In addition, if any term AA advance remains outstanding (whether or not such term AA advance is then due and payable) after the allocation of principal on that Funding 1 interest payment date to those term advances, the issuer term BBB advances will not be entitled to principal repayments until the relevant circumstances as described above have been remedied or otherwise cease to exist and if any term A advance remains outstanding (whether or not such term A advance is then due and payable) after the allocation of principal on that Funding 1 interest payment date to those term advances, the issuer term BBB advance will not be entitled to principal repayments until the relevant circumstances as described above have been remedied or otherwise cease to exist. This means that payments of principal on the class C issuer notes of all series and, as applicable, the class B issuer notes of all series will be deferred until the earlier of the time when the relevant circumstance described in this risk factor has been remedied (if ever) and the final maturity date of the relevant issuer notes.

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

Series 2 issuer notes, series 3 issuer notes, series 4 issuer notes and series 5 issuer notes may be subject to risk if the trust property deteriorates after repayment of previous series of the issuer notes

If the loans comprising the trust property do not perform as expected at any time after the repayment in full of the serious 2 issuer notes, then the series 3 issuer notes and/or the series 4 issuer notes and/or the series 5 issuer notes may not be repaid in full.

Noteholders may be subject to exchange rate risks on the issuer notes

Repayments of principal and payments of interest on the series 1 issuer notes and the series 2 class A issuer notes will be made in US dollars and on the series 4 issuer notes will be made in euro, but the issuer term advances made by the issuer to Funding 1 and repayments of principal and payments of interest by Funding 1 to the issuer under the issuer intercompany loan will be in sterling.

To hedge its currency exchange rate exposure, including the interest rate exposure connected with that currency exposure, the issuer has entered into the issuer dollar currency swaps for the series 1 and series 2 issuer notes with the issuer dollar currency swap providers and the issuer euro currency swaps for the series 4 issuer notes with the issuer euro currency swap provider.

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

There may be a delay in payment of interest on series 1 class A issuer notes on the occurrence of a trigger event or enforcement of the issuer security

After the occurrence of a trigger event or enforcement of the issuer security, the interest payments on the series 1 class A issuer notes will no longer be payable monthly, but will be payable quarterly. In these circumstances a noteholder will not receive interest under the series 1 class A issuer notes on the expected payment dates.

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

The issuer may be unable to pay, in full or at all, interest due on the issuer notes if there is an income or principal deficiency

If, on any Funding 1 interest payment date, revenue receipts available to Funding 1 (including the reserve funds) are insufficient to enable Funding 1 to pay interest on the issuer term advances, previous term advances and any new term advances and other expenses of Funding 1 ranking higher in seniority to interest due on these term advances, then Funding 1 may use principal receipts on the loans received by it in the mortgages trust to make up the shortfall.

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

During the term of the transaction, however, it is expected that any principal deficiencies of this sort will be recouped from subsequent excess revenue receipts and amounts standing to the credit of the reserve funds. The revenue receipts will be applied first to cover any principal deficiency in respect of the term advances with the highest term advance rating, and then the term advances with the next highest-ranking term advance rating, and so on down to the term advances with the lowest term advance rating.

If there are insufficient funds available because of income or principal deficiencies, then one or more of the following consequences may occur:

•                  the interest and other net income of Funding 1 may not be sufficient, after making the payments to be made in priority, to pay, in full or at all, interest due on the issuer term BBB advances and the issuer term AA advances;

•                  there may be insufficient funds to repay the principal due and payable on any of the issuer term BBB advances and the issuer term AA advances prior to their final repayment dates unless the other net income of Funding 1 is sufficient, after making other prior ranking payments, to reduce any principal deficiency in respect of the term BBB advances, term A advances and term AA advances;

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

There can be no assurance that a borrower will repay principal at the end of the term on an interest-only loan, which may adversely affect repayments on the issuer notes

Each loan in the portfolio is repayable either on a principal repayment basis or an interest-only basis. Of the loans in the portfolio as January 1, 2005, approximately 33.27 per cent., were interest-only loans. For interest-only loans, because the principal is repaid in a lump sum at the maturity of the loan, the borrower is recommended to have some repayment mechanism such as an investment plan in place which is intended to provide funds to repay the principal at the end of the term. However, the seller does not ensure that a repayment mechanism is in place in all cases and does not take security over these repayment mechanisms. The borrower is also recommended to take out a life insurance policy in relation to the loan but, as with repayment mechanisms, the seller does not take security over these life insurance policies.

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

In June 2004, secondary legislation was made on: (a) amending requirements as to documentation of credit agreements, coming into force on May 31, 2005, or August 31, 2005 for agreements given to the borrower for signature but not made before 31 May 2005; (b) pre-contract disclosure, coming into force on May 31, 2005; and (c) replacing the formula for calculating the maximum amount payable on early settlement with a formula more favorable to the borrower, coming into force on May 31, 2005 for new agreements or on May 31, 2007 or May 31, 2010 (depending on the term of the agreement) for agreements existing before May 31, 2005.

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

The seller is required to hold authorization and permission to enter into and to administer and, where applicable, to advise on regulated mortgage contracts. Subject to any exemption, brokers will be required to hold authorization and permission to arrange and, where applicable, to advise on regulated mortgage contracts.

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

So as to avoid dual regulation it is intended that regulated mortgage contracts will not be regulated by the CCA. This exemption only affects credit agreements made on or after N(M), and credit agreements made before N(M) but subsequently changed such that a anew contract is entered into on or after N(M) and constitutes a regulated mortgage contract. A court order under section 126 of the CCA is, however, necessary to enforce a land mortgage securing a regulated mortgage contract that would, apart from this exemption, be regulated by the CCA or be treated as such.

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

Regulations in the United Kingdom could lead to some terms of the loans being unenforceable, which may adversely affect payments on the issuer notes

In the United Kingdom, the Unfair Terms in Consumer Contracts Regulations 1999 as amended (the “1999 Regulations”), which, together with (in so far as applicable) the Unfair Terms in Consumer Contracts Regulations 1994 (together with the 1999 Regulations, the “UTCCR”), apply to agreements made on or after 1st July, 1995 and affect all or almost all of the loans, provide that:

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

The UK corporation tax position of the issuer and Funding 1, however, also depends to a significant extent on the accounting treatment applicable to it. From January 1, 2005, the accounts of the issuer are required to comply with International Financial Reporting Standards (“IFRS”) or with new UK Financial Reporting Standards reflecting IFRS (“new UK GAAP”). Funding 1 may also choose to comply with IFRS. There is concern that companies such as the issuer and Funding 1 might, under either IFRS or new UK GAAP, suffer timing differences that could result in profits or losses for accounting purposes (unless tax legislation provides otherwise), and accordingly for tax purposes, which bear little or no relationship to the company’s cash position. However, the Finance Act 2005 requires “securitisation companies” to prepare tax computations for accounting periods beginning on or after January 1, 2005 and ending before January 1, 2007 on the basis of UK GAAP as applicable up to December 31, 2004, notwithstanding the requirement to prepare statutory accounts under IFRS or new UK GAAP. The issuer and Funding 1 will each be a “securitisation company” for these purposes.

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

Enterprise Act 2002. On 15th September, 2003, the corporate insolvency provisions of the Enterprise Act 2002 came into force, amending certain provisions of the Insolvency Act 1986 (as amended, the “Insolvency Act”). These provisions introduced significant reforms to corporate insolvency law. In particular the reforms restrict the right of the holder of a floating charge created after September 15, 2003 to appoint an administrative receiver (unless an exception applies) and instead gives primacy to collective insolvency procedures (in particular, administration).

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

The issuer

Name	Business Address	Business Occupation
SFM Directors Limited	35 Great St. Helen’s	Provision of directors to special
	London	purpose companies
EC3A 6AP

SFM Directors (No. 2) Limited	35 Great St. Helen’s	Provision of directors to special
	London	purpose companies
EC3A 6AP

David Balai	HBOS Treasury Services plc	Head of Mortgage
	33 Old Broad Street	Securitisation and Covered
	London EC2N 1HZ	Bonds

Funding 1

Name	Business Address	Business Occupation
SFM Directors Limited	35 Great St. Helen’s	Provision of directors to special
	London	purpose companies
EC3A 6AP

SFM Directors (No. 2) Limited	35 Great St. Helen’s	Provision of directors to special
	London	purpose companies
EC3A 6AP

David Balai	HBOS Treasury Services plc	Head of Mortgage
	33 Old Broad Street	Securitisation and Covered
	London EC2N 1HZ	Bonds

The mortgages trustee

Name	Business Address	Business Occupation
Michael George Best	47 Esplanade	Trust Company Director
St. Helier
Jersey JE1 0BD

Peter John Richardson	47 Esplanade	Trust Company Director
St. Helier
Jersey JE1 0BD

David Balai	HBOS Treasury Services plc	Head of Mortgage
	33 Old Broad Street	Securitisation and Covered
	London EC2N 1HZ	Bonds

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

C.            Markets

The principal trading market for each class of the issuer notes is the London Stock Exchange. The issuer notes have been listed on the London Stock Exchange since November 18, 2004.

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

Taxation of returns: other noteholders

Noteholders who are not within the charge to UK corporation tax and who are resident or ordinarily resident in the UK for tax purposes or who carry on a trade, profession or vocation in the UK through a branch or agency in connection with which interest on the issuer notes is received or to which the issuer notes are attributable will generally be liable to UK tax on the amount of any interest received in respect of the issuer notes. As the series 1 issuer notes and series 2 issuer notes are denominated in US dollars and the series 4 issuer notes are denominated in euro, they will not constitute “qualifying corporate bonds” within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal of any of these issuer notes may give rise to a chargeable gain or an allowable loss for the purpose of the UK taxation of chargeable gains.

It is expected that the series 3 and the series 5 issuer notes will be regarded by H.M. Revenue & Customs as constituting “qualifying corporate bonds” within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal of any of these issuer notes is not expected to give rise to a chargeable gain or an allowable loss for the purpose of the UK taxation of chargeable gains.

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

United States Federal Income Taxation

The following section summarizes the material US federal income tax consequences of the purchase, ownership and disposition of the issuer notes (the “US notes”). In general, the summary assumes that a holder acquires the US notes at original issuance and holds the US notes as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the US notes. In particular, it does not discuss special tax considerations that may apply to certain types of taxpayers, including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in stocks, securities, notional principal contracts or currencies; (iv) tax-exempt entities; (v) regulated investment companies; (vi) persons that will hold the US notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for US federal income tax purposes; (vii) persons that own (or are deemed to own) 10 per cent. or more of the voting shares of the issuer; (viii) persons who hold US notes through partnerships or other pass-through entities; and (ix) persons that have a “functional currency” other than the US dollar. In addition, this summary does not address alternative minimum tax consequences, nor does it describe any tax consequences arising under the laws of any taxing jurisdiction other than the US federal government.

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

Taxation of United States holders of the US notes

Qualified Stated Interest and Original Issue Discount. The issuer intends to treat interest on the US notes (other than interest on the series 1 class A issuer notes) as “qualified stated interest” under US Treasury regulations relating to original issue discount (hereafter the “OID regulations”). As a consequence, discount on the US notes (other than discount on the series 1 class A issuer notes) arising from an issuance at less than par will only be required to be accrued under the OID regulations if such discount exceeds a statutorily defined de minimis amount. Qualified stated interest, which generally must be unconditionally payable at least annually, is taxed under a holder’s normal method of accounting as ordinary interest income. De minimis original issue discount (“OID”) is included in income on a pro rata basis as principal payments are made on the US notes.

It is possible that interest on the US notes that are class B and class C issuer notes could be treated as OID because such interest is subject to deferral in certain limited circumstances. A United States holder of a US note (other than a series 1 class A issuer note) issued with OID must include OID in income over the term of such US note under a constant yield method that takes into account the compounding of interest. Under the Code, OID is calculated and accrued using prepayment assumptions where payments on a debt instrument may be accelerated by reason of prepayments of other obligations securing such debt instrument. Moreover, the legislative history to the provisions provide that the same prepayment assumptions used to price a debt instrument be used to calculate OID, as well as to accrue market discount and amortize premium. Here, prepayment of the mortgage loans is not expected to alter the scheduled principal payments on the US notes that are class B and class C issuer notes and, accordingly, the issuer intends to assume that such US notes will have their principal repaid according to the schedule for purposes of accruing any OID. No representation is made that the mortgage loans will pay on the basis of such prepayment assumption or in accordance with any other prepayment scenario.

In general, United States holders who report income for US federal income tax purposes under the accrual method are required to accrue OID on short-term obligations, such as the series 1 class A issuer notes, on a straight-line basis unless an election is made to accrue the OID under a constant yield method (based on daily compounding). A United States holder who is an individual or other cash method holder is not required to accrue such OID unless such holder elects to do so. If such an election is not made, any gain recognized by such holder on the sale, exchange or maturity of the series 1 class A issuer notes will be ordinary income to the extent of the holder’s rateable share of OID accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of the sale, exchange or maturity.

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

•                  issuer dollar currency swaps: to protect the issuer against changes in the sterling to US dollar exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and either (i) a LIBOR based rate for one-month dollar deposits applicable to the series 1 class A issuer notes, or (ii) a LIBOR based rate for three-month dollar deposits, applicable to the series 1 class B issuer notes, the series 1 class C issuer notes and the series 2 issuer notes, and to address the difference in periodicity between the interest payment dates in respect of the intercompany loans, which occur quarterly, and the interest payment dates in respect of the series 1 class A issuer notes, which occur (i) monthly until the occurrence of a trigger event or enforcement of the issuer security and (ii) quarterly on and following the interest payment date occurring immediately thereafter; and

•                  issuer euro currency swaps: to protect the issuer against changes in the sterling to euro exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and a EURIBOR based rate for three-month euro deposits applicable to the series 4 class A1 issuer notes, the series 4 class B issuer notes, the series 4 class C issuer notes.

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

The issuer currency swaps

The issuer intercompany loan is denominated in sterling, and interest payable by Funding 1 to the issuer under the issuer term advances is calculated as a margin over LIBOR for three-month sterling deposits. However, some of the issuer notes are denominated in US dollars and accrue interest at either a LIBOR based rate for one-month US dollar deposits or a LIBOR based rate for three-month US dollar deposits. In addition, the series 4 class A1 issuer notes, series 4 class B issuer notes, and series 4 class C issuer notes are denominated in euro and accrue interest at a EURIBOR based rate for three-month euro deposits. To deal with the potential interest rate and currency mismatch between (i) its receipts and liabilities in respect of the issuer intercompany loan and (ii) its receipts and liabilities under the issuer notes, the issuer has, pursuant to the terms of the issuer currency swaps, swapped its receipts and liabilities in respect of all euro denominated issuer notes and all US dollar denominated issuer notes into sterling on terms that match the issuer’s obligations under the US dollar denominated issuer notes or the euro denominated issuer notes, as applicable.

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

The payment obligations of the series 1 issuer swap provider under the relevant issuer currency swaps are guaranteed by the Swiss Re issuer swap guarantor pursuant to a guarantee (the “Swiss Re issuer swap guarantee”).

The payment obligations of the series 2 issuer swap provider under the relevant issuer currency swaps are guaranteed by the AIG issuer swap guarantor pursuant to a guarantee (the “AIG issuer swap guarantee”).

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

Each issuer swap other than the series 1 class A issuer swap, the series 2 class A issuer swap and the series 3 class A issuer swap, will terminate on the earlier of the interest payment date falling in June 2042 and the date on which all of the relevant class and series of issuer notes are redeemed in full. The series 1 class A issuer swap will terminate on the earlier of the interest payment date falling in September 2005 and the date on which the series 1 class A issuer notes are redeemed in full. The series 2 class A issuer swap will terminate on the earlier of the interest payment date falling in December 2011 and the date on which the series 2 class A issuer notes are redeemed in full.

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

•                  in respect of the issuer swaps, at the option of the issuer, and in respect of the Funding 1 swap, at the option of Funding 1, upon the occurrence of an insolvency of the relevant swap provider, or its guarantor, as applicable, or the merger of the relevant swap provider without an assumption of the obligations under the relevant swap agreement, or if a material misrepresentation is made by the swap provider under the relevant swap agreement or a default by the relevant swap provider under an over-the-counter derivatives transaction under another agreement between the issuer and such swap provider; or if a breach of a provision of the relevant swap agreement by the swap provider is not remedied within the applicable grace period, or, if applicable, the guarantor of the relevant swap provider fails to comply with its obligations under the guarantee;

•                  if a change in law resulting in the obligations of one of the parties becoming illegal;

•                  at the option of the relevant issuer swap provider but subject to obtaining the consent of the security trustee, if withholding taxes are imposed on payments made by the issuer swap provider under the issuer swap or, as the case may be, by the AIG issuer swap guarantor under the AIG issuer swap guarantee; and

•                  if the relevant swap provider or its guarantor, as applicable, is downgraded and fails to comply with the requirements of the ratings downgrade provision contained in the relevant swap agreement.

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

Each swap provider will generally be obliged to gross up payments made by it to Funding 1 or the issuer, as appropriate, if withholding taxes are imposed on payments made under the Funding 1 swap or the issuer swaps. However, if an issuer swap provider is required to gross up a payment under the issuer swaps, the relevant issuer swap provider may, subject to the consent of the security trustee, terminate the relevant issuer swaps.

The AIG issuer swap guarantor will be obliged to gross up payments made by it to the issuer if withholding taxes are imposed on payments under the AIG issuer swap guarantee. However, if the AIG issuer swap guarantor is required to gross up a payment under the AIG issuer swap guarantee in respect of a relevant currency swap, the series AIG swap provider may, subject to the consent of the security trustee, terminate the relevant issuer currency swap.

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

Exhibit 12: Section 302 certification.

Exhibit 15.1: Investor’s Report for the month of November 2004 (incorporated by reference from the Form 6-K previously filed on December 8, 2004).

Exhibit 15.2: Investor’s Report for the month of December 2004(incorporated by reference from the Form 6-K previously filed on January 14, 2005 and revised January 18, 2005).

Exhibit 15.3: Servicer compliance statement.

Exhibit 15.4: Attestation report of independent accountants.

SIGNATURES

Each registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERMANENT FINANCING (NO. 6) PLC

	By:	/s/ David Balai
	Name:	David Balai
	Title:	Director

PERMANENT FUNDING (NO. 1) LIMITED

	By:	/s/ David Balai
	Name:	David Balai
	Title:	Director

PERMANENT MORTGAGES TRUSTEE LIMITED

	By:	/s/ David Balai
Date: June 30, 2005	Name:	David Balai
	Title:	Director