Form 20-F
period 2005-12-31
PERMANENT FUNDING NO 1 LTD; PERMANENT MORTGAGES TRUSTEE LTD; PERMANENT FINANCING NO 3 PLC
filed 2006-06-28
CIK 1174117, 1174118, 1264883

As filed with the Securities and Exchange Commission on June 28, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
Or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from __________ to ___________
or
☐	Shell Company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report ___________

Commission file number:     333-109144

PERMANENT FINANCING (NO. 3) PLC

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

Title of each class

$1,700,000,000 series 2 class A notes due September 2010

$59,000,000 series 2 class B notes due June 2042

$59,000,000 series 2 class C notes due June 2042

$1,500,000,000 series 3 class A notes due September 2033

$52,000,000 series 3 class B notes due June 2042

$52,000,000 series 3 class C notes due June 2042

Series 2 term AAA advance1

Series 2 term AA advance1

Series 2 term BBB advance1

Series 3 term AAA advance1

Series 3 term AA advance1

Series 3 term BBB advance1

Funding 1 interest in the mortgages trust1

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant1 has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

1                      These items have not been offered directly to investors. Permanent Mortgages Trustee Limited is the registrant for the Funding 1 interest in the mortgages trust and is holding the Funding interest in the mortgages trust on behalf of Permanent Funding (No. 1) Limited. The Funding 1 interest in the mortgages trust is the primary source of payments on the term advances listed. Permanent Funding (No. 1) Limited is the registrant for the term advances and has issued the term advances to Permanent Financing (No. 3) PLC. The term advances are the primary source of payments on the series 2 notes and the series 3 notes. Permanent Financing (No. 3) PLC is the registrant for the series 2 notes and the series 3 notes.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filed and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Not applicable.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes ☐ No ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not applicable.

PRESENTATION OF INFORMATION

This annual report on Form 20-F relates to Permanent Financing (No. 3) PLC (the “issuer”) and the following securities (the “issuer notes”), which were issued pursuant to a trust deed dated November 25, 2003 (the “issuer trust deed”), between the issuer and The Bank of New York, as note trustee (the “note trustee”):

•                  $1,700,000,000 series 2 class A notes due September 2010

•                  $59,000,000 series 2 class B notes due June 2042

•                  $59,000,000 series 2 class C notes due June 2042

•                  $1,500,000,000 series 3 class A notes due September 2033

•                  $52,000,000 series 3 class B notes due June 2042

•                  $52,000,000 series 3 class C notes due June 2042

This annual report on Form 20-F also relates to the following advances made pursuant to the intercompany loan agreement dated November 25, 2003 (the “issuer intercompany loan agreement”), between the issuer, Permanent Funding (No. 1) Limited (“Funding 1”), The Bank of New York, as security trustee (the “security trustee”) and Citibank, N.A., as agent bank:

•                  £1,018,000,000 series 2 term AAA advance

•                  £35,400,000 series 2 term AA advance

•                  £35,400,000 series 2 term BBB advance

•                  £898,250,000 series 3 term AAA advance

•                  £31,200,000 series 3 term AA advance

•                  £31,200,000 series 3 term BBB advance

This annual report on Form 20-F further relates to Funding 1’s interest in the mortgages trust, comprising, among other things, the initial portfolio of loans and their related security assigned to Permanent Mortgages Trustee Limited (the “mortgages trustee”) by Halifax plc (the “seller”) on June 14, 2002, and on several subsequent dates any new loans and their new related security assigned to the mortgages trustee by the seller after November 25, 2003 (the “closing date”), any increase in the outstanding principal balance of a loan due to the borrower taking payment holidays or making underpayments under a loan or a borrower making a drawing under any flexible loan, any interest, principal and other amounts (excluding third party amounts) paid by borrowers on their loans and their related security, the rights under the insurance policies that are assigned to the mortgages trustee or of which the mortgages trustee has the benefit, and amounts on deposit and interest earned on the mortgages trustee guaranteed investment contract. The mortgages trustee guaranteed investment contract, or GIC, account is the bank account in which the mortgages trustee holds any cash that is part of the trust property until it is distributed to the beneficiaries. Any actual losses in relation to the loans, any actual reductions occurring in respect of the loans and distributions of principal made from time to time to the beneficiaries or the mortgages trust will be deducted from the trust property. The composition of the trust property will fluctuate as drawings under flexible loans and new loans are added and as the loans that were previously part of the trust property are repaid, mature, default or are repurchased by the seller.

Certain terms used herein and not defined have the same meaning ascribed to such terms in the Registration Statement filed on Form S-11 (the “Registration Statement”) relating to the securities (file number 333-109144).

Certain items in Form 20-F are not applicable to annual reports filed on Form 20-F.Therefore, as used in this filing, “Not applicable to annual reports filed on Form 20-F” means that the response to the referenced item is omitted in reliance on the instructions to Form 20-F published by the United States Securities and Exchange Commission (the “SEC”) as of the date of this annual report that specifically state that the item is inapplicable to annual reports filed on Form 20-F.

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

Item 3. Key Information

A.            Selected Financial Data

Each of the issuer, Funding 1 and the mortgages trustee incorporates by reference and attaches hereto as exhibits the following reports, filed on Form 6-K, which include all financial information relating to the securities that is relevant to holders of the issuer notes:

•                  Investor’s Report for the month of January 2005

•                  Investor’s Report for the month of February 2005

•                  Investor’s Report for the month of March 2005

•                  Investor’s Report for the month of April 2005

•                  Investor’s Report for the month of May 2005

•                  Investor’s Report for the month of June 2005

•                  Investor’s Report for the month of July 2005

•                  Investor’s Report for the month of August 2005

•                  Investor’s Report for the month of September 2005

•                  Investor’s Report for the month of October 2005

•                  Investor’s Report for the month of November 2005

•                  Investor’s Report for the month of December 2005

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

The issuer has a limited set of resources available to it to make payments on the issuer notes

The issuer’s ability to make payments of principal and interest on the issuer notes and to pay its operating and administrative expenses will depend primarily on the funds being received under the issuer intercompany loan. In addition, the issuer will rely on the issuer dollar currency swaps and the issuer euro currency swaps to provide payments on the issuer notes denominated in US dollars and euro, respectively and on the issuer interest rate swap to provide payments of interest on the series 5 class A notes until the interest payment date falling in December 2010.

Noteholders should note that there is no liquidity facility directly available to the issuer, although Funding 1 has the benefit of a liquidity facility to pay interest on the issuer term advances corresponding to the issuer notes and to pay principal on issuer term advances corresponding to the series 1 class A issuer notes, the series 2 class A issuer notes, the series 3 class A issuer notes and the series 4 class A issuer notes. In the event that the seller suffers certain ratings downgrades, Funding 1 will be required to fund the liquidity reserve fund, though there can be no assurance that Funding 1 will have sufficient resources to do so at such time, and Funding 1 may draw money from the liquidity reserve fund, to the extent it has been funded, to pay amounts due to the issuer. The ability of Funding 1 to draw on the Funding 1 liquidity facility is subject to satisfying certain conditions precedent. The Funding 1 liquidity facility will be available to repay principal due on the issuer term advance corresponding to the series 3 class A issuer notes and the series 4 class A issuer notes on their final maturity date only.

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

Funding 1 will be obliged to pay revenue receipts due to the issuer under the issuer intercompany loan only to the extent that it has revenue receipts left over after making payments ranking in priority to the issuer, such as payments of certain fees and expenses of Funding 1 and payments on certain term advances (under any intercompany loan agreement) with higher ranking designations.

Funding 1 will be obliged to pay principal receipts due to the issuer under the issuer intercompany loan only to the extent that it has principal receipts available for that purpose after repaying amounts ranking in priority to the issuer (including repaying any previous term advances or new term advances with higher rating designations).

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

However, there is no assurance that the series 2 issuer notes will be redeemed in full before the series 3 issuer notes, the series 4 issuer notes and the series 5 issuer notes or that the series 3 issuer notes will be redeemed in full before the series 4 issuer notes and the series 5 issuer notes or that the series 4 issuer notes will be redeemed in full before the series 5 issuer notes. In each case, redemption of the issuer notes is ultimately dependent on, among other things, repayment and redemptions on the loans and on the rating designation of the issuer term advances.

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

There may be conflicts between the noteholders’ interests and the interests of any of the issuer’s other secured creditors, and the interests of those secured creditors may prevail over the noteholders’ interests

The issuer deed of charge requires the security trustee to consider the interests of each of the issuer secured creditors in the exercise of all of its powers, trusts, authorities, duties and discretions, but requires the security trustee, in the event of a conflict between the noteholders’ interests and the interests of any note holders with a higher class designation and the interests of noteholders with a lower class designation or any of the other issuer secured creditors, to consider only the noteholders’ interests with a higher class designation.

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

and provided further that:

•                  in respect of the matters listed in paragraphs (i) to (iv), the relevant conditions precedent to, as applicable, the addition of new issuers, the inclusion of Funding 2 as a beneficiary of the mortgages trust or the sale of new loans to the mortgages trustee, have been satisfied; and

•                  in respect of the matters listed in paragraphs (i) to (vii), the security trustee has received written confirmation from each of the rating agencies that the relevant modifications will not adversely affect the then current ratings of the notes.

The modifications required to give effect to the matters listed in paragraphs (i) to (vii) above may include, inter alia, amendments to the provisions of the Funding 1 deed of charge relating to the application of monies. Accordingly, there can be no assurance that the effect of the modifications to the transaction documents will not ultimately adversely affect noteholders’ interests. Any modifications to the documents described above will require the actual consent of the Funding 1 liquidity facility provider, the Funding 1 swap provider and each of the issuer swap providers (in respect of each document to which they are a party), as applicable, such consent not to be unreasonably withheld and to be deemed given if no written response (affirmative or negative) is given within ten business days after the written request for consent is sent to each such party.

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

The payment and security priorities of the issuer notes relative to each other as set out in the issuer deed of charge and the issuer cash management agreement will not be affected as a result of an issue of new notes by a new issuer, because that new issue will be constituted by separate documents which do not affect the issuer deed of charge or the issuer cash management agreement. However, Funding 1 may be required to repay to a new issuer amounts owing under a new term advance ahead of or in the same order of priority as amounts owing to the issuer on the issuer term advances, depending on the rating designation and the scheduled repayment date of that new term advance and certain other rules regarding the repayment of principal by Funding 1. If this is the case, then the relevant new noteholders will be paid before the noteholders.

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

Funding 1 has entered into other intercompany loan agreements with other issuers, and some of the term advances in the other intercompany loans rank ahead of some of the issuer term advances in the issuer intercompany loan as to payment, and accordingly some of the notes issued by the other issuers rank ahead of some of the issuer notes as to payment

The other issuers issued notes to investors, the sterling equivalent of the net issue proceeds of which were used by the other issuers to make intercompany loans to Funding 1. Funding 1 used most of the proceeds of these intercompany loans to pay the seller for the initial loans (together with their related security) that it assigned to the mortgages trustee on the initial closing date, which comprised Funding 1’s original share of the trust property. Funding 1 used most of the proceeds of each other issuers’ intercompany loan to pay the seller for loans (together with their related security) sold to the mortgages trustee or to pay consideration to the seller for an increase in Funding 1’s share in the mortgages trust.

The payment and security priorities of the issuer notes relative to each other as set out in the issuer deed of charge and the issuer cash management agreement are not affected as a result of the issue of notes by the other issuers, because the other issues were constituted by separate documents which do not affect the issuer deed of charge or the issuer cash management agreement. However, Funding 1 may be required to pay to the other issuers amounts that are owing under one or more term advances ahead of or in the same order of priority as amounts owing to the issuer on the issuer term advances, depending on the rating designation, the scheduled repayment date of that term advance and other rules regarding the payment of interest and the repayment of principal by Funding 1. If this is the case then the other note holders will be paid before the holders of the issuer notes.

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

There may be conflicts between the issuer and any new issuers, and the issuer’s interests may not prevail, which may adversely affect payments on the issuer notes

The security trustee will exercise its rights under the Funding 1 deed of charge only in accordance with directions given by the issuers (which could be the issuer and, if Funding 1 enters into new intercompany loans, any new issuer) that have the highest rating designation at that time, provided that the security trustee is indemnified and/or secured to its satisfaction.

If the security trustee receives conflicting directions, it will follow the directions given by those relevant issuers representing the largest principal amount outstanding of the term advances with the highest rating designation. If the issuer is not in the group representing that largest principal amount, then its interests may not prevail. This could ultimately cause a reduction in the payments the noteholders receive on the issuer notes. For example, if the term advances with the highest rating designation at the time of a direction are the term AAA advances, then in the event of conflicting direction being given by issuers with outstanding term AAA advances, the security trustee will follow the direction given by those issuers holding the largest principal amount outstanding of term AAA advances.

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

The issuer’s ability to redeem the series 2 class A issuer notes, the series 3 class A issuer notes and/or the series 4 class A issuer notes on their scheduled redemption dates is affected by the rate of prepayment on the loans

The rate of prepayment of loans is influenced by a wide variety of economic, social and other factors, including prevailing mortgage market interest rates, the availability of alternative financing programs, local and regional economic conditions and homeowner mobility. For instance, prepayments on the loans may be due to borrowers refinancing their loans and sales of properties by borrowers (either voluntarily or as a result of enforcement action taken). In addition, if the seller is required to repurchase a loan or loans under a mortgage account and their related security because, for example, one of the loans does not comply with the loan warranties in the mortgage sale agreement, then the payment received by the mortgages trustee will have the same effect as a prepayment of all of the loans under the mortgage account. Because these factors are not within its control or the control of Funding 1 or the mortgages trustee, the issuer cannot give any assurances as to the level of prepayments that the portfolio may experience.

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

If a borrower fails to repay its loan and the related property is repossessed, the likelihood of there being a net loss on disposition of the property is adversely affected by a higher debt-to-value ratio. In addition, the ability of a borrower to sell a property given as security for a loan at a price sufficient to repay the amounts outstanding under the loan will depend upon a number of factors, including the availability of buyers for that property, the value of that property and property values in general at the time. As at January 1, 2006, 2.88 per cent., of the loans had a loan-to-value ratio of at least 90 per cent.

The portfolio may also be subject to geographic concentration risks. To the extent that specific geographic regions within the United Kingdom have experienced or may experience in the future weaker regional economic conditions and housing markets than other regions, a concentration of the loans in such a region may be expected to exacerbate all of the risks relating to the loans described in this section. The economy of each geographic region within the United Kingdom is dependent on different mixtures of industries. Any downturn in a local economy or particular industry may adversely affect the regional employment levels and consequently the repayment ability of the borrowers in that region or the region that relies most heavily on that industry. Any natural disasters in a particular region may reduce the value of affected mortgaged properties. This may result in a loss being incurred upon sale of the mortgaged property. These circumstances could affect receipts on the loans and ultimately result in losses on the issuer notes.

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

then, the term AA advances in respect of the issuer intercompany loan, the previous issuer intercompany loans and any new issuer intercompany loans, until each of those term AA advances is fully repaid;

then, the term A advances in respect of, the previous issuer intercompany loans and any new issuer intercompany loans, until each of those term AA advances is fully repaid; and

finally, the term BBB advances in respect of the issuer intercompany loan, the previous issuer intercompany loans and any new issuer intercompany loans, until each of those term BBB advances is fully repaid.

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

A change to the ratings assigned to a class of issuer notes will not affect the rating designation of each issuer term advance in the intercompany loans.

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

Series 2 issuer notes, series 3 issuer notes, series 4 issuer notes and series 5 issuer notes may be subject to risk if the trust property deteriorates after repayment of previous series of the issuer notes

If the loans comprising the trust property do not perform as expected at any time after the repayment in full of the series 1 issuer notes and/or the series 2 issuer notes, then the series 2 issuer notes and/or the series 3 issuer notes and/or the series 4 issuer notes and/or the series 5 issuer notes may not be repaid in full.

Noteholders may be subject to exchange rate risks on the series 2 issuer notes, the series 3 issuer notes, the series 4 class A1 issuer notes, the series 4 class B issuer notes, the series 4 class C issuer notes, the series 5 class B issuer notes and the series 5 class C issuer notes

Repayments of principal and payments of interest on the series 2 issuer notes and the series 3 issuer notes will be made in US dollars and on the series 4 class A1 issuer notes, series 4 class B issuer notes, series 4 class C issuer notes, series 5 class B issuer notes and the series 5 class C issuer notes will be made in euro, but the issuer term advances made by the issuer to Funding 1 and repayments of principal and payments of interest by Funding 1 to the issuer under the issuer intercompany loan will be in sterling.

To hedge its currency exchange rate exposure, including the interest rate exposure connected with that currency exposure, the issuer has entered into the issuer dollar currency swaps for the series 2 issuer notes and the series 3 issuer notes with the issuer dollar currency swap providers and the issuer euro currency swaps for the series 3 issuer notes and the series 4 class A1 issuer notes, series 4 class B issuer notes, series 4 class C issuer notes, series 5 class B issuer notes and the series 5 class C issuer notes with the issuer euro currency swap providers.

If the issuer fails to make timely payments of amounts due or certain other events occur in relation to the issuer under an issuer swap and any applicable grace period has expired then the issuer will have defaulted under that issuer swap. If the issuer defaults under an issuer swap due to non-payment or otherwise, the relevant issuer swap provider will not be obliged to make further payments under that issuer swap and may terminate that issuer swap. If an issuer swap provider is not obliged to make payments, or if it exercises any right to terminate that it may have under the relevant issuer swap, or if it defaults in its obligations to make payments of amounts in US dollars or euro, as applicable, equal to the full amount to be paid by it on the payment dates under the relevant issuer swap (which are the same dates as the interest payment dates in respect of the issuer notes), the issuer will be exposed to changes in US dollar / sterling or euro / sterling currency exchange rates and in the associated interest rates on these currencies. Unless a replacement issuer swap is entered into, the issuer may have insufficient funds to make payments due on the issuer notes of any class and any series that are then outstanding.

Each issuer swap provider will be obliged to gross up payments made by it to the issuer if withholding taxes are imposed on payments under the relevant issuer swap due to a change in law. However, if such a gross up is required, the relevant swap provider may subject to obtaining the consent of the security trustee (which, if certain conditions are satisfied, will not be withheld), terminate the relevant issuer currency swap. If it does terminate the relevant issuer currency swap, the issuer will be exposed to changes in currency exchange rates and in the associated interest rates on these currencies. Unless a replacement issuer currency swap is entered into, the issuer may have insufficient funds to make payments due on the issuer notes of any class and any series that are then outstanding.

Noteholders may be subject to interest rate risk on the series 5 class A issuer notes

The issuer will pay investors a fixed rate of interest on the series 5 class A notes until the interest payment date falling in December 2010 but Funding 1 will pay the issuer a LIBOR based rate of interest for three-month sterling deposits on the advances the issuer made under the issuer intercompany loan. To hedge the issuer interest rate exposure against possible adverse floating rate interest movements, the issuer has entered into the issuer interest rate swap for the series 5 class A issuer notes with the issuer interest rate swap provider.

If the issuer fails to make timely payments of amounts due under the issuer interest rate swap, then the issuer will have defaulted under the issuer interest rate swap. The issuer interest rate swap provider is obliged only to make payments under the issuer interest rate swap if and for so long as the issuer makes payments under the same. If the issuer interest rate swap provider is not obliged to make payments, or if it defaults in its obligations to make payments of amounts equal to the full amount to be paid by it on the payment dates under the issuer interest rate swap (which are the same dates as the interest payment dates in respect of the series 5 class A issuer notes), the issuer will be exposed to any difference between the amount payable to them by Funding 1 on the issuer series 5 term AAA advance and the amount of interest payable by the issuer to investors on the series 5 class A issuer notes. Unless a replacement issuer interest rate swap is entered into, the issuer may have insufficient funds to make payments of interest due on the issuer notes of any class or series that are then outstanding.

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

Funding 1 will receive interest receipts on the loans on one basis but will pay amounts under the Funding 1 swap on another basis, thereby exposing it to some basis risk. On the one hand Funding 1 will receive interest on the variable rate loans based on HVR 1 (which is the variable mortgage rate set by the seller applicable to certain loans beneficially owned by the seller on the seller’s residential mortgage book), HVR 2 (which is the second variable base rate that was made available to borrowers between 1 March 2001 and 1 February 2002) or the Halifax flexible variable rate (which is the variable rate applicable to flexible loans). On the other hand the payment obligations of Funding 1 under the Funding 1 swap will, among other things, be based on the average of the standard variable mortgage rates or their equivalent charged to existing borrowers on residential mortgage loans as published from time to time, after excluding the highest and the lowest rate, of Abbey National plc, HSBC Bank plc, Cheltenham & Gloucester plc, National Westminster Bank Plc, Nationwide Building Society, Northern Rock plc and Woolwich plc (and where those banks have more than one standard variable rate, the highest of those rates). While it is anticipated that the average rate will broadly track both HVR 1, HVR 2 and the Halifax flexible variable rate, the variance between the average rate and HVR 1, HVR 2 and the Halifax flexible variable rate, respectively, may affect the ability of Funding 1 to meet its payment obligations under the Funding 1 swap agreement.

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

Funding 1 will use principal receipts that would have been applied to repay the term advances with the lowest rating designation to pay interest on those other term advances and senior expenses described in the preceding paragraph where there is a shortfall of monies to pay those amounts. At the closing date, the relevant term advances with the lowest rating designation include the issuer term BBB advances. If Funding 1 uses principal to repay interest and senior expenses in this manner, there will be less principal available to repay the issuer term BBB advances and the corresponding classes of issuer notes.

Funding 1 will be obliged to keep a ledger that records any principal applied to pay interest and senior expenses (as well as any losses on the loans causing a principal deficiency). When the amount recorded on the ledger is equal to the principal amount outstanding of the term BBB advances, then Funding 1 will use principal receipts that would have been applied to repay the term advance with the next lowest rating designation to pay interest on the term advances and senior expenses where there is a shortfall of money to pay those amounts. When the amount recorded on the principal deficiency ledger exceeds the principal amount outstanding on the term A advances, Funding 1 will use principal receipts that would have been applied to repay the term AA advances to pay those amounts. When the amount recorded on the principal deficiency ledger exceeds the principal amount outstanding on the term AA advances, Funding 1 will use principal receipts that would have been applied to repay the term AAA advances to pay those amounts.

During the term of the transaction, however, it is expected that any principal deficiencies will be recouped from subsequent excess revenue receipts and amounts standing to the credit of the reserve fund. The revenue receipts and the reserve fund monies will be applied first to cover any principal deficiency in respect of the term advances with the highest rating designation and then the term advances with the next highest rating designation and so on down to the term advances with the lowest rating designation.

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

The seller share of the trust property does not provide credit enhancement for the issuer notes

Any losses from loans included in the trust property will be allocated to Funding 1 and the seller proportionally on each distribution date in accordance with the Funding 1 share percentage and the seller share percentage of the trust property. The seller’s share of the trust property therefore does not provide credit enhancement for the Funding 1 share of the trust property or the issuer notes. Losses on the loans in the portfolio are allocated proportionately between the seller and Funding 1 depending on their respective shares in the trust property.

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

If any of the warranties made by the seller (a) in the case of each loan in the portfolio, was materially untrue on the date the loan was assigned to the mortgages trustee or (b) in the case of each new loan, is materially untrue on the date the new loan is assigned to the mortgages trustee, then the seller will be required to remedy the breach.

If the seller fails to remedy the breach then the seller will be required to repurchase the loan or loans under the relevant mortgage account and their related security at their outstanding principal balance as of the date of repurchase together with any arrears of interest and accrued and unpaid interest and expenses. There can be no assurance that the seller will have the financial resources to repurchase the loan or loans under the relevant mortgage account and their related security. However, if the seller does not repurchase those loans and their related security when required, then the seller’s share of the trust property will be deemed to be reduced by an amount equal to the principal amount outstanding of those loans together with any arrears of interest and accrued and unpaid interest and expenses.

Other than as described here, neither the noteholders nor the issuer will have any recourse to the assets of the seller.

There can be no assurance that a borrower will repay principal at the end of the term on an interest-only loan, which may adversely affect repayments on the issuer notes

Each loan in the portfolio is repayable either on a principal repayment basis or an interest-only basis. Of the loans in the portfolio as at January 1, 2006, approximately 31.97 per cent. were interest-only loans. For interest-only loans, because the principal is repaid in a lump sum at the maturity of the loan, the borrower is recommended to have some repayment mechanism such as an investment plan in place which is intended to provide sufficient funds repay the principal at the end of the term. However, the seller does not ensure that a repayment mechanism is in place in all cases and does not take security over these repayment mechanisms. The borrower is also recommended to take out a life insurance policy in relation to the loan but, as with repayment mechanisms, the seller does not take security over these life insurance policies.

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

There may be risks associated with the fact that the mortgages trustee has no legal title to the loans and their related security, which may adversely affect payments on the issuer notes

The sale by the seller to the English mortgages trustee of the mortgages will take effect in equity only. The sale by the seller to the mortgages trustee of the Scottish mortgages has been given effect by a Scottish declaration of trust by the seller (and any sale of Scottish mortgages in the future will be given effect by further Scottish declarations of trust) by which the beneficial interest in the Scottish mortgages has been or will be transferred to the mortgages trustee. In each case this means that legal title to the loans in the trust property remains with the seller, but the mortgages trustee has all the other rights and benefits relating to ownership of each loan and its related security (which rights and benefits are subject to the trust in favor of the beneficiaries). The mortgages trustee has the right to demand that the seller give it legal title to the loans and the related security in certain circumstances and until then the mortgages trustee will not give notice of the sale of the English mortgages to any borrower or apply to the Land Registry or the Central Land Charges Registry to register or record its equitable interest in the English mortgages or take any steps to complete or perfect its title to the Scottish mortgages.

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

Independent set-off risks which a borrower has against the seller may adversely affect the funds available to the issuer to repay the issuer notes

Once notice has been given to borrowers of the transfer of the loans and their related security to the mortgages trustee, independent set-off rights which a borrower has against the seller will crystallize (such as, for example, set-off rights associated with borrowers holding deposits with the seller) and further rights of independent set-off would cease to accrue from that date and no new rights of independent set-off could be asserted following that notice. Set-off rights arising under transaction set-off (which are set-off claims arising out of a transaction connected with the loan) will not be affected by that notice. These set-off rights if exercised could reduce the loan receipts available to the mortgages trustee to distribute to Funding 1, and could ultimately affect the amounts available to the issuer for payments on the issuer notes.

Set-off risks in relation to flexible loans and delayed cashbacks may adversely affect the funds available to the issuer to repay the issuer notes

The seller has made, and in the future may make, an equitable assignment of the relevant loans and their related security, or in the case of Scottish loans a transfer of the beneficial interest in the relevant loans and their related security, with legal title being retained by the seller. Therefore, the rights of the mortgages trustee may be subject to the direct rights of the borrowers against the seller, including rights of set-off existing prior to notification to the borrowers of the sale of the mortgages. The mortgages trust includes flexible loans and delayed cashbacks. Set-off rights (including analogous rights in Scotland) may occur if the seller fails to advance to a borrower a drawing or permit the borrower to make an underpayment or to take a payment holiday under a flexible loan when the borrower is entitled to draw additional amounts or make an underpayment or take a payment holiday under a flexible loan or if the seller fails to pay to a borrower any delayed cashback which the seller had agreed to pay to that borrower after completion of the relevant loan.

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

There can be no assurance that a substitute servicer with sufficient experience of administering mortgages of residential properties would be found who would be willing and able to service the loans on the terms of the servicing agreement. In addition, as described below, any substitute servicer will required to be authorized under FSMA (as defined below in order to administer loans that constitute regulated mortgage contracts). The ability of a substitute servicer fully to perform the required services would depend, among other things, on the information, software and records available at the time of the appointment. Any delay or inability to appoint a substitute servicer may affect payments on the loans and hence the issuer’s ability to make payments when due on the issuer notes.

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

If the issuer’s interpretation of certain technical rules under the Consumer Credit Act (the “CCA”) were held to be incorrect by a court or the Ombudsman or was challenged by a significant number of borrowers, or borrowers exercise rights of set-off insofar as available under the CCA, there could be material disruption in the income from the mortgages trust

In the United Kingdom, the Office of Fair Trading (the “OFT”) is responsible for the issue of licenses under, and the superintendence of the working and the enforcement of the CCA, related consumer credit regulations and other consumer protection legislation. The OFT may review businesses and operations, provide guidelines to follow and take actions when necessary with regard to the mortgage market in the United Kingdom.

Currently, a credit agreement is regulated by the CCA where: (a) the borrower is or includes an individual; (b) the amount of “credit” as defined in the CCA does not exceed the financial limit, which is £25,000 for credit agreements made on or after May 1, 1998, or lower amounts for credit agreements made before that date; and (c) the credit agreement is not an exempt agreement under the CCA (for example, in certain circumstances, a credit agreement to finance the purchase of land is an exempt agreement under the CCA).

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

Any credit agreement intended to be a regulated mortgage contract under the Financial Services and Markets Act 2000 (the “FSMA”) (as described below) or unregulated might instead be wholly or partly regulated by the CCA or treated as such because of technical rules on: (a) determining whether any credit under the CCA arises, or whether the financial limit of the CCA is exceeded; (b) determining whether the credit agreement is an exempt agreement under the CCA; and (c) changes to credit agreements.

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

The borrower may set off the amount of the claim against the lender against the amount owing by the borrower under a loan or under any other loan that the borrower has taken. Any such set-off may adversely affect the issuer’s ability to make payments on the issuer notes.

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

In December 2004, the UK Parliament published a consumer Credit Bill proposing to amend the CCA by, among other things: (a) removing the financial limit for consumer lending and (b) repealing the rule that, to the extent that a credit agreement is regulated by the CCA or treated as such, it may be unenforceable totally. Once these changes come into force, then any credit agreement made or changed such that a new contract is entered into after this time, other than an exempt agreement under the CCA, will be regulated by the CCA. Such credit agreement will have to comply with requirements as described above and, if it does not comply, it will be unenforceable without an order of the OFT or without a court order as described above.

This consumer Credit Bill also proposed to amend the CCA by: (a) strengthening the licensing regime; (b) changing the grounds for challenging a credit agreement from “extortionate credit bargain” to “unfair relationship” between the lender and the borrower, with retrospective effect on existing arrangements (and expressly imposing liability to repay the borrower on both the originator and any assignee, such as the mortgages trustee); and (c) extending the jurisdiction of the Ombudsman (as described below) to license holders under the CCA. The Consumer Credit Bill was enacted as the Consumer Credit Act 2006 on 30th March 2006. The resulting amendments to the CCA will come into force on such days as the Secretary of State for Trade and Industry may appoint. Further proposals to amend the CCA and secondary legislation made under it are expected at an unspecified time.

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

Failure by the seller or any servicer to hold relevant authorizations and permissions under FSMA in relation to regulated mortgage contracts may have an adverse effect on enforceability of mortgage contracts

In the United Kingdom, regulation of residential mortgage business by the FSA under the Financial Services and Markets Act 2000 (the “FSMA”) came into force on October 31, 2004, the date known as “N(M)”. Entering into, arranging, advising on and administering regulated mortgage contracts, and agreeing to do any of these things, are (subject to applicable exemptions) regulated activities under the FSMA.

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

The main effects are that, on or after N(M), unless an exclusion or exemption applies: (a) each entity carrying on a regulated mortgage activity by way of business has to hold authorization and permission from the FSA to carry on that activity; and (b) generally, each financial promotion in respect of an agreement relating to a qualifying credit has to be issued or approved by a person holding authorization and permission from the FSA. If requirements as to authorization and permission of lenders and brokers or as to issue and approval of financial promotions are not complied with, a regulated mortgage contract will be unenforceable against the borrower except with the approval of a court. An unauthorized person who administers a regulated mortgage contract entered into on or after N(M) may commit a criminal offence, but this will not render the contract unenforceable against the borrower.

Any credit agreement intended to be a regulated mortgage contract under the FSMA might instead be wholly or partly regulated by the CCA or treated as such, or unregulated, and any credit agreement intended to be unregulated might instead be a regulated mortgage contract under the FSMA, because of technical rules on: (a) determining whether the credit agreement falls within the definition of “regulated mortgage contract”; and (b) changes to credit agreements.

The seller is required to hold, and holds authorization and permission to enter into and to administer and, where applicable, to advise on regulated mortgage contracts. Subject to any exemption, brokers will be required to hold authorization and permission to arrange and, where applicable, to advise on regulated mortgage contracts.

The issuer and mortgages trustee are not and do not propose to be authorized persons under the FSMA. The issuer and mortgages trustee will not require authorization in order to acquire legal or beneficial title to a regulated mortgage contract. The issuer and mortgages trustee do not carry on the regulated activity of administering (servicing) mortgage contracts, because the loans are serviced pursuant to the servicing agreement by the servicer, which has the required FSA authorization and permission. If the servicing agreement terminates, however, the issuer and mortgages trustee will have a period of not more than one month in which to arrange for mortgage servicing to be carried out by a replacement servicer having the required FSA authorization and permission. In addition, from N(M) no variation has been or will be made to the loans, and no further advance or product switch has been or will be made in relation to a loan, where it will result in the issuer, Funding 1, Funding 2 or the mortgages trustee arranging, or advising in respect of, administering (servicing) or entering into a regulated mortgage contract or agreeing to carry on any of these activities, if the issuer Funding 1, Funding 2 or the mortgages trustee would be required to be authorized under the FSMA to do so.

If a significant number of borrowers attempt to set off claims for damage based on contravention of an FSA rule against the amount owing by the borrower under a loan, there could be a material decrease in receipts to the issuer from the mortgages trust

The FSA Mortgages: Conduct of Business Sourcebook (“MCOB”), which sets out its rules for regulated mortgage activities, came into force on October 31, 2004. These rules cover, inter alia, certain pre-origination matters, such as financial promotion and pre-application illustrations, pre-

contract and start of contract and post-contract disclosure, contract changes, charges and arrears and repossessions. FSA rules for prudential and authorization requirements for mortgage firms and insurance intermediaries, and for extending the appointed representatives regime came into force on October 31, 2004 for mortgages and on January 14, 2005 for general insurance.

A borrower who is a private person is entitled to claim damages for loss suffered as a result of any contravention by an authorized person of an FSA rule, and may set-off the amount of the claim against the amount owing by the borrower under a loan or any other loan that the borrower has taken (or exercise analogous rights in Scotland). Any such set-off may adversely affect the issuer’s ability to make payments on the issuer notes.

So as to avoid dual regulation it is intended that regulated mortgage contracts will not be regulated by the CCA, and relevant regulations under FSMA are designed to clarify the position in this regard. This exemption only affects credit agreements made on or after N(M), and credit agreements made before N(M) but subsequently changed such that a new contract is entered into on or after N(M) and constitutes a regulated mortgage contract. A court order under section 126 of the CCA is, however, necessary to enforce a land mortgage securing a regulated mortgage contract that would, apart from this exemption, be regulated by the CCA or be treated as such.

No assurance can be given that additional regulations from the OFT, the FSA or any other regulatory authority will not arise with regard to the mortgage market in the United Kingdom generally, the seller’s particular sector in that market or specifically in relation to the seller. Any such action or developments or compliance costs may have a material adverse effect on the seller, the issuer, the servicer, the mortgages trustee, Funding 1, Funding 2 and their respective businesses and operations. This may adversely affect our ability to make payments in full on the issuer notes when due.

The seller has given or, as applicable, will give warranties to the mortgages trustee in the mortgage sale agreement that, among other things, each loan and its related security is enforceable (subject to certain exceptions). If a loan or its related security does not comply with these warranties, and if the default cannot be or is not cured within 20 London business days, then the seller will be required to repurchase the loans under the relevant mortgage account and their related security from the mortgages trustee.

Prior to N(M), in the United Kingdom, self-regulation of mortgage business existed under the Mortgage Code (the “CML Code”) issued by the Council of Mortgage Lenders (the “CML”). Halifax subscribed to the CML Code and on and from N(M), as an authorized person, has been subject to the FSA requirements in MCOB. Membership of the CML and compliance with the CML Code were voluntary. The CML Code sets out minimum standards of good mortgage business practice, from marketing to lending procedures and dealing with borrowers experiencing financial difficulties. Since April 30, 1998 lender-subscribers to the CML Code may not accept mortgage business introduced by intermediaries who were not registered with (before November 1, 2000 until October 31, 2004) the Mortgage Code Register of Intermediaries or (on and after November 1, 2000 until October 31, 2004) the Mortgage Code Compliance Board. Complaints relating to breach of the CML Code were dealt with by the relevant scheme, such as the Banking Ombudsman Scheme or the Mortgage Code Arbitration Scheme.

A new European Commission directive concerning consumer credit may, if adopted and implemented, have an adverse effect on enforceability of the loans

In September 2002, the European Commission published a proposal for a directive of the European Parliament and of the Council on consumer credit.

In Its original form, the proposal applied to certain mortgage loan products. In July 2005, the European Commission published a Green Paper on mortgage credit in which it announced its intention that loans secured by a land mortgage would be excluded from the proposed directive on consumer credit, but will be addressed by the Green Paper process. In October 2005, the European Commission published a further amended proposal for a directive on consumer credit, which applies to loans not exceeding €50,000 (subject to certain exceptions) but does not apply to loans secured by a land mortgage. The proposed directive, which may be further substantially amended before it is brought into effect, is unlikely to be adopted before mid-2006 and member states will then have a further two years in which to bring national implementing legislation into force.

Until the final text of the directive is decided and the details of the United Kingdom implementing legislation are published, it is not certain what effect the adoption and implementation of the directive would have on the seller, the issuer, the servicer, the mortgages trustee, Funding 1, Funding 2 and their respective businesses and operations. This may adversely affect the issuer’s ability to make payments in full on the issuer notes when due.

Under new distance marketing regulations, some of the loans may be cancellable, which may have an adverse effect on the Issuer’s ability to make payments on the issuer notes

The Financial Services (Distance Marketing) Regulations 2004 apply to, among other things, credit agreements entered into on or after 31 October 2004 by means of distance communication (i.e. without any substantive simultaneous physical presence of the originator and the borrower). A regulated mortgage contract under the FSMA, if originated by a UK lender from an establishment in the United Kingdom, will not be cancellable under these regulations. Certain other credit agreements will be cancellable under these regulations if the borrower does not receive prescribed information at the prescribed time. Where the credit agreement is cancellable under these regulations, the borrower may send notice of cancellation at any time before the end of the fourteenth day after the day on which the cancellable agreement is made, where all the prescribed information has been received, or, if later, the borrower receives the last of the prescribed information.

If the borrower cancels the credit agreement under these regulations, then:

(a)          the borrower is liable to repay the principal and any other sums paid by the originator to the borrower under or in relation to the cancelled agreement, within 30 days beginning with the day of the borrower sending notice of cancellation or, if later, the originator receiving notice of cancellation;

(b)         the borrower is liable to pay interest, or any early repayment charge or other charge for credit under the cancelled agreement, only if the borrower received certain prescribed information at the prescribed time and if other conditions are met; and

(c)          any security provided in relation to the contract is to be treated as never having had effect.

If a significant portion of the loans in the mortgages trust are characterised as being cancellable under these regulations, then there could be an adverse effect on the issuer’s receipts in respect of the loans, affecting the issuer’s ability to make payments on the issuer notes.

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

For example, if a term permitting the lender to vary the interest rate (as the seller is permitted to do) is found to be unfair, the borrower would not be liable to pay interest at the increased rate or, to the extent that the borrower has paid it, would be able, as against the lender, or any assignee such as the mortgages trustee, to claim repayment of the extra interest amounts paid or to set-off the amount of the claim against the amount owing by the borrower under the loan or any other loan that the borrower has taken. Any such non-recovery, claim or set-off may adversely affect the issuer’s ability to make payments on the issuer notes.

In February 2000, the OFT issued a guidance note on what the OFT considers to be fair terms and unfair terms for interest variation in mortgage contracts. Where the interest variation term does not provide for precise and immediate tracking of an external rate outside the lender’s control, and if the borrower is locked in, for example by an early repayment charge that is considered to be a penalty, the term is likely to be regarded as unfair under the UTCCR unless the lender (i) notifies the affected borrower in writing at least 30 days before the rate change and (ii) permits the affected borrower to repay the whole loan during the next three months after the rate change, without paying the early repayment charge. The seller has reviewed the guidance note and has concluded that its compliance with it will have no material adverse effect on the loans or its business. The guidance note has been withdrawn from the OFT website and is currently under review by the OFT and FSA, but may remain in effect as the OFT’s view and as a factor that the FSA may take into account.

The FSA has agreed with the OFT to take responsibility for the enforcement of the UTCCR in mortgage agreements. In May 2005, the FSA issued a statement of good practice on fairness of terms in consumer contracts which is relevant to firms authorised and regulated by the FSA in relation to products and services within the FSA’s regulatory scope. The statement provides that for locked-in borrowers, a lender may consider drafting the contract to permit a change in the contract be made only where any lock-in clause is not exercised.

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

No assurance can be given that changes enacted in the 1999 Regulations, or any changes adopted in guidance on interest variation terms, will not have a material adverse effect on the seller, the issuer, the servicer, the mortgages trustee, Funding 1, Funding 2 and their respective businesses and operations. This may adversely affect the issuer’s ability to make payments in full on the issuer notes when due.

Implementation of the Unfair Commercial Practices Directive

In May 2005, the European Parliament and the Council adopted a directive on unfair business-to-consumer commercial practices (the “Unfair Practices Directive”). Generally, this directive applies full harmonisation, which means that member states may not impose more stringent provisions in the fields to which full harmonisation applies. By way of exception, this directive permits member states to impose more stringent provisions in the fields of financial services and immovable property, such as mortgage loans.

The Unfair Practices Directive provides that enforcement bodies may take administrative action or legal proceedings against a commercial practice on the basis that it is “unfair” within the directive. This directive is intended to protect only collective interests of consumers, and so is not intended to give any claim, defence or right of set-off to an individual consumer.

In December 2005, the DTI published a consultation paper on implementing the Unfair Practices Directive and amending existing consumer legislation. The Directive must be transposed into UK law by June 12, 2007, and those laws must come into force in December 2007 in the UK and other member states. The implementing legislation will be subject to a transitional period until June 12, 2013 for applying full harmonisation in the fields to which it applies. It is too early to predict what effect the implementation of the Unfair Practices Directive would have on the loans.

Decisions of the Ombudsman could lead to some terms of the loans being varied, which may adversely affect payments on the issuer notes

Under FSMA, the Financial Ombudsman Service is required to make decisions on, among other things, complaints relating to activities and transactions under its jurisdiction on the basis of what, in the Ombudsman’s opinion, would be fair and reasonable in all circumstances of the case, taking into account, among other things, law and guidance. Transitional provisions exist pursuant to which certain complaints relating to breach of the CML Code occurring before N(M) may be dealt with by the Financial Ombudsman Service. Complaints brought before the Financial Ombudsman Service for consideration must be decided on a case-by-case basis, with reference to the particular facts of any individual case. Each case would first be adjudicated by an adjudicator. Either party to the case may appeal against the adjudication. In the event of an appeal, the case proceeds to a final decision by the Ombudsman.

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

The UK corporation tax position of the issuer and Funding 1, however, also depends to a significant extent on the accounting treatment applicable to it. From January 1, 2005, the accounts of the issuer are required to comply with new UK Financial Reporting Standards reflecting International Financial Reporting Standards (new UK GAAP) or may be required to comply with International Financial Reporting Standards (“IFRS”) where the issuer chooses to adopt IFRS. Funding 1 may also choose to comply with new UK GAAP or IFRS. There is concern that companies such as the issuer and Funding 1 might, under either IFRS or new UK GAAP, suffer timing differences that could result in profits or losses for accounting purposes, and accordingly for tax purposes (unless tax legislation provides otherwise), which bear little or no relationship to the company’s cash position. However, the Finance Act 2005 requires “securitisation companies” to prepare tax computations for accounting periods beginning on or after January 1, 2005 and ending before January 1, 2007 on the basis of UK GAAP as applicable up to December 31, 2004, notwithstanding the requirement to prepare statutory accounts under IFRS or new UK GAAP. The UK Government has announced, in the Pre-Budget Report on December 5, 2005, that the interim regime is to be extended for a further year to December 31, 2007. The issuer and Funding 1 will each be a “securitisation company” for these purposes.

The stated policy of H.M. Revenue & Customs is that the tax neutrality of securitisation special purpose companies in general should not be disrupted as a result of the transition to IFRS or new UK GAAP and that they are working with participants in the securitisation industry to identify appropriate means of preventing any such disruption. The Finance Act 2005 enables regulations to be made to establish such a regime. However, if measures are not introduced by H.M. Revenue & Customs to deal with the corporation tax position of such companies in respect of accounting periods ending on or after December 31, 2007, then profits or losses could arise in the issuer and/or Funding 1 as a result of the application of IFRS or new UK GAAP which could have tax effects not contemplated in the cashflows for the transaction and as such adversely affect the issuer and/or Funding 1 and therefore payments on the issuer notes.

Risks related to alternative characterisation of the issuer notes as an equity interest in the issuer for US federal income tax purposes

The issuer is a special purpose company and will be passive. Under current US federal income tax law, the issuer is treated as an association that is taxable as a corporation for US federal income tax purposes. The characterization of the issuer notes as debt or equity for US federal income tax purposes depends on many factors, including the form of such notes, the terms of the issuer notes and the debt-to-equity ratio of the issuer. Because the issuer may not have substantial equity, there is a risk that the United States Internal Revenue Service (“IRS”) could assert that the lowest subordinated class of notes or any other class of notes should be treated as an equity interest in the issuer rather than as debt for US federal income tax purposes. The issuer intends to treat the issuer notes as debt of the issuer for all purposes, including for US federal income tax purposes.

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

Changes of law may adversely affect noteholders’ interests

The structure of the issue of the issuer notes and the ratings which are assigned to them are based on English law and (in relation to the Scottish loans) Scots law in effect as at the date of the prospectus. The issuer cannot provide assurance as to the impact of any possible change to English or Scots law or administrative practice in the United Kingdom after the date of this Form 20-F.

Insolvency Act 2000. Significant changes to the UK insolvency regime have been enacted in recent years, including the Insolvency Act 2000. The Insolvency Act 2000 allows certain “small” companies to seek protection from their creditors for a period of 28 days, for the purposes of putting together a company voluntary arrangement, with the option for creditors to extend the moratorium for a further two months. A “small” company is defined as one which satisfies, in any financial year, two or more of the following criteria: (i) its turnover is not more than £5.6 million, (ii) its balance sheet total is not more than £2.8 million and (iii) the number of employees is not more than 50. Whether or not a company is a “small” company may change from period to period and consequently no assurance can be given that the issuer, the mortgages trustee or Funding 1 will not, at any given time, be determined to be a “small” company. The Secretary of State for Trade and Industry may by regulation modify the eligibility requirements for “small” companies and can make different provisions for different cases. No assurance can be given that any such modification or different provisions will not be detrimental to the interests of the noteholders.

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

The noteholders will not receive issuer notes in physical form, which may cause delays in distributions and hamper the noteholders’ ability to pledge or resell the issuer notes

Unless the global issuer notes are exchanged for definitive issuer notes, which will only occur under a limited set of circumstances, the noteholders’ beneficial ownership of the issuer notes will only be recorded in book-entry form with The Depository Trust Company (“DTC”), Euroclear or Clearstream, Luxembourg. The lack of issuer notes in physical form could, among other things:

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

Implementation of the Basel II risk-weighted asset framework may result in changes to the risk-weighting of the issuer notes

The Basel Committee on Banking Supervision published the text of the new framework on June 26, 2004 under the title “Basel II: International Convergence of Capital Measurement and Capital Standards: a Revised Framework”. This new framework (the “Basel II Framework”), which places enhanced emphasis on market discipline and sensitivity to risk, is the basis for national rule-making and approval processes to continue and for banking organizations to complete their preparations for implementation of the Basel II Framework. The Committee has suggested that the various approaches under the Basel II Framework will be implemented in stages, some from year-end 2006, the most advanced at year-end 2007. National implementation dates may differ depending on the relevant implementation process. As and when implemented (including in respect of EU financial institutional investors, through the proposed EU Capital Requirements Directive), the Basel II Framework could affect the risk-weighting of the issuer notes in respect of certain investors if those investors are subject to the Basel II Framework following its implementation. Consequently, investors should consult their own advisers as to the consequences to and effect on them of the proposed implementation of the Basel II Framework. No predictions can be made as to the precise effects of potential changes which might result upon the implementation of the Basel II Framework.

The issuer may, under certain circumstances relating to the statutory implementation of the Basel II Framework in the United Kingdom, require investors to sell their issuer notes or redeem their issuer notes.

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

The issuer

Name	Business Address	Business Occupation
SFM Directors Limited	35 Great St. Helen’s London EC3A 6AP	Provision of directors to special purpose companies

SFM Directors (No. 2) Limited	35 Great St. Helen’s London EC3A 6AP	Provision of directors to special purpose companies

David Balai	HBOS Treasury Services plc 33 Old Broad Street London EC2N 1HZ	Director

Funding 1

Name	Business Address	Business Occupation
SFM Directors Limited	35 Great St. Helen’s London EC3A 6AP	Provision of directors to special purpose companies

SFM Directors (No. 2) Limited	35 Great St. Helen’s London EC3A 6AP	Provision of directors to special purpose companies

David Balai	HBOS Treasury Services plc 33 Old Broad Street London EC2N 1HZ	Director

The mortgages trustee

Name	Business Address	Business Occupation
Michael George Best	47 Esplanade St. Helier Jersey JE1 0BD	Trust Company Director

Peter John Richardson	47 Esplanade St. Helier Jersey JE1 0BD	Trust Company Director

David Balai	HBOS Treasury Services plc 33 Old Broad Street London EC2N 1HZ	Director

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

C.            Markets

The principal trading market for each class of the issuer notes is the London Stock Exchange. The issuer notes have been listed on the London Stock Exchange since November 25, 2003.

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

D.            Exchange Controls

None.

E.             Taxation

United Kingdom Taxation

The following section is a general description of certain UK tax consequences of the purchase, ownership and disposition of the issuer notes based on current law and practice in the UK.

In relation to Funding, the summary assumes that Funding does not draw up its accounts in accordance with UK GAAP reflecting International Financial Reporting Standards (IFRS) and that the profit in Funding 1’s profit and loss account will not exceed 0.01 per cent. of the Funding 1 available revenue receipts.

The Issuer should be regarded as a “securitisation company” for the purposes of section 83 of the Finance Act 2005. On the assumption that the Finance (No.2) Bill 2006 is enacted in its current form, the issuer will prepare its corporation tax returns, for accounting periods ending before 1 January 2008, on the basis of UK GAAP as applicable up to 31 December 2004 (OLD UK GAAP), notwithstanding that the issuer’s actual accounts will be drawn up in accordance with conformed UK GAAP reflecting IFRS or, if the issuer so elects, IFRS. Consequently, in relation to the issuer, the summary assumes that the profit which would be reflected in the issuer’s profit and loss account, were it to be drawn up in accordance with Old UK GAAP, will not exceed 0.01 per cent. of the interest on the issuer term advances under the issuer intercompany loan and any interest earned by the issuer on its share capital proceeds.

The summary further assumes that all payments made pursuant to the final documentation are calculated on arm’s length terms. The summary does not purport to be a complete analysis of all tax considerations of the purchase, ownership and disposition of the issuer notes. It relates to the position of persons who are the absolute beneficial owners of issuer notes and may not apply to certain classes of persons such as dealers or persons connected with the issuer. Noteholders who may be subject to tax in a jurisdiction other than the UK or who may be unsure as to their tax position should seek their own professional advice.

Taxation of US residents

As discussed in more detail below, no UK withholding tax will be required in relation to interest payments on the issuer notes provided that the issuer notes are listed on a “recognised stock exchange”, which includes the London Stock Exchange. If the issuer notes cease to be listed on a “recognised stock exchange”, an amount must be withheld on account of UK income tax at the lower rate (currently 20 per cent.), subject to any direction to the contrary from H.M. Revenue and Customs (HMRC) in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty.

Residents of the US are generally not subject to tax in the UK on payments on the issuer notes under the terms of the double taxation treaty between the US and the UK (the Treaty), subject to completion of administrative formalities, except where the issuer notes are effectively connected with a permanent establishment or a fixed base of the noteholder situated in the UK or where the amounts paid on the issuer notes exceed the return on comparable debt instruments, in which event the UK may tax the excess in accordance with UK domestic law.

 Subject to the opinions set out in the preceding paragraphs, as discussed in more detail under “—Direct assessment of non-UK resident holders of the issuer notes to UK tax on interest” below, a noteholder who is resident in the US for US tax purposes and who is not resident in the UK for UK tax purposes will not be subject to UK tax in respect of any payments on the issuer notes unless they are held by or for a trade, profession or vocation carried on by him through a branch or agency (or, in the case of a noteholder that is a company, through a permanent establishment) in the UK.

US resident noteholders will not be liable to UK tax in respect of a disposal of the issuer notes provided they are not within the charge to UK corporation tax and (i) are not resident or ordinarily resident in the UK, and (ii) do not carry on a trade, profession or vocation through a branch or agency in connection with which interest is received or to which the issuer notes are attributable.

On the basis of the assumptions above, Funding 1 and the issuer will generally be subject to UK corporation tax, currently at a rate of 30 per cent, on the profit reflected in their respective applicable profit and loss accounts as increased by the amounts of any non-deductible expenses or losses.

The mortgages trustee will have no liability to UK tax in relation to amounts which it receives on behalf of Funding 1 or the seller under the mortgages trust.

Withholding tax

There will be no UK withholding tax in relation to interest payments on the issuer notes provided that, so far as concerns deduction by the issuer or its paying agents, the issuer notes are listed on a “recognised stock exchange”, as defined in section 841 of the Income and Corporation Taxes Act 1988 (the Taxes Act). The London Stock Exchange is currently a recognised stock exchange for this purpose. Under HMRC practice, securities will be listed on the London Stock

Exchange if they are admitted to the Official List by the UK Listing Authority and admitted to trading on the London Stock Exchange. If the issuer notes cease to be listed on a “recognised stock exchange”, an amount must generally be withheld on account of UK income tax at the lower rate (currently 20 per cent.) from interest paid on them, subject to any direction to the contrary by HMRC in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty or to the interest being paid to persons (including companies within the charge to UK corporation tax) and in circumstances specified in section 349A to 349D of the Taxes Act.

Noteholders who are individuals may wish to note that HMRC has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the UK who either pays interest to, or receives interest for the benefit of, an individual. Information so obtained may, in certain circumstances, be exchanged by HMRC with the tax authorities of other jurisdictions.

Direct assessment of non-UK resident holders of the issuer notes to UK tax on interest

Interest on the issuer notes has a UK source. Accordingly, payments of interest on the issuer notes will in principle be within the charge to UK tax even if paid without withholding or deduction. However, other than where the provisions of the Treaty apply to allow certain interest paid to residents of the US to be taxed in the UK, such payments will not be chargeable to UK tax in the hands of a noteholder (other than certain trustees) who is not resident for tax purposes in the UK unless such noteholder carries on a trade, profession or vocation through a branch or agency (or, in the case of a noteholder which is a company which carries on a trade through a permanent establishment) in the UK in connection with which the payments are received or to which the issuer notes are attributable, in which case (subject to exemptions for interest received by certain categories of agent such as some brokers and investment managers) tax may be levied on the UK branch or agency or permanent establishment. The provisions of an applicable double taxation treaty may also be relevant in such circumstances.

Taxation of returns: companies within the charge to UK corporation tax

In general, noteholders who are within the charge to UK corporation tax (other than authorized unit trusts) will normally be subject to tax on all profits and gains, including interest and profit and gains attributable to currency fluctuations, arising on or in connection with the issuer notes under the loan relationship rules. Any such profits and gains will generally fall to be calculated in accordance with the statutory accounting treatment of the issuer notes in the hands of the relevant noteholder. Relief may be available in respect of losses or for related expenses on a similar basis.

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

A disposal of issuer notes which are not regarded by HMRC as constituting “qualifying corporate bonds” (QCBs) within the meaning of section 117 of the Taxation of Chargeable Gains Act 1992 (TCGA) may give rise to a chargeable gain or an allowable loss for the purpose of the UK taxation of chargeable gains.

A disposal of issuer notes which are regarded by HMRC as constituting QCBs within the meaning of section 117 of the TCGA are not expected to give rise to a chargeable gain or an allowable loss for the purpose of the UK taxation of chargeable gains.

A disposal of the issuer notes by such noteholders as described above may also give rise to a charge to tax on income in respect of an amount representing interest accrued on the issuer notes since the preceding payment date. For the issuer notes which constitute variable rate securities, taxation in respect of such a disposal will be computed on the basis that such amount as HMRC considers to be just and reasonable will be treated as accrued income. However, the transferee of a variable rate security will not be entitled to any relief on such amount.

Stamp duty and stamp duty reserve tax

No UK stamp duty or stamp duty reserve tax is payable on the issue or transfer of the offered global issuer notes or on the issue or transfer of definitive issuer notes.

UK taxation of Funding 1 and the issuer

On the basis of the assumptions above, Funding 1 and the issuer will generally be subject to UK corporation tax, currently at a rate of 30 per cent., on the profit reflected in the respective applicable profit and loss accounts as increased by the amounts of any non-deductible expenses or losses. In respect of Funding 1, the profit in the profit and loss account will not exceed 0.01 per cent. of the Funding 1 available revenue receipts. In respect of the issuer, the profit in the profit and loss account drawn up in accordance with Old UK GAAP will not exceed 0.01 per cent. of the interest on the issuer term advances under the issuer intercompany loan and any interest earned by the issuer on its Share Capital proceeds.

UK taxation of the mortgages trustee

The mortgages trustee will have no liability to UK tax in respect of any income, profit or gain arising under these arrangements. Accordingly, the mortgages trustee will have no liability to UK tax in relation to amounts that it receives on behalf of Funding 1 or the seller under the mortgages trust.

EU Savings Tax Directive

Under the European Council Directive 2003/48/EC on the taxation of savings income, each Member State of the European Union is required, from 1 July 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-European Union countries and territories, including Switzerland, have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

As part of an agreement reached in connection with the EU Savings Directive on the taxation of savings income in the form of interest payments, in line with steps taken by other relevant third countries. Jersey introduced, with effect from July 1, 2005, a retention tax system in respect of payments of interest, or other similar income, made to an individual beneficial owner resident in an EU Member State by a paying agent situated in Jersey (the terms “beneficial owner” and “paying agent” for this purpose are as defined in the EU Savings Tax Directive). The retention tax system applies for a transitional period prior to the implementation of a system of automatic communication to EU Member States of information regarding such payments. During this transitional period, such an individual beneficial owner resident in an EU Member State would be entitled to request a paying agent not to retain tax from such payments but instead to apply a system by which the details of such payments are communicated to the tax authorities of the EU Member State in which the beneficial owner is resident.

United States Federal Income Taxation

The following section summarizes the material US federal income tax consequences of the purchase, ownership and disposition of the series 2 issuer notes and the series 3 issuer notes (the “US notes”). In general, the summary assumes that a holder acquires the US notes at original issuance and holds the US notes as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the US notes. In particular, it does not discuss special tax considerations that may apply to certain types of taxpayers, including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in stocks, securities, notional principal contracts or currencies; (iv) tax-exempt entities; (v) regulated investment companies; (vi) persons that will hold the US notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for US federal income tax purposes; (vii) persons that own (or are deemed to own) 10 per cent. or more of the voting shares of the issuer; (viii) persons who hold US notes through partnerships or other pass-through entities; and (ix) persons that have a “functional currency” other than the US dollar. In addition, this summary does not address alternative minimum tax consequences, nor does it describe any tax consequences arising under the laws of any taxing jurisdiction other than the US federal government.

This summary is based on the US Internal Revenue Code of 1986, as amended (the “Code”), US Treasury regulations and judicial and administrative interpretations thereof, in each case as in effect or available on the date of filing of this Form 20-F. All of the foregoing are subject to change, and any change may apply retroactively and could affect the tax consequences described below.

Investors should consult their own tax advisors as to the personal US federal income tax consequences of the purchase, ownership and disposition of the US notes, including the possible application of state, local, non-US or other tax laws, and other US tax issues affecting the transaction.

As used in this section, the term “United States holder” means a beneficial owner of US notes that is for US federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation) or partnership, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) any estate the income of which is subject to US federal income tax regardless of the source of its income; or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. If a partnership holds US notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding US notes should consult their own tax advisers regarding the personal tax consequences to them. A “Non-United States holder” is a beneficial owner of US notes that is not a United States holder.

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

Sales and Retirement. In general, a United States holder of a US note will have a tax basis in such US note equal to the cost of the US note to such holder, and reduced by any payments thereon other than payments of stated interest. Upon a sale or exchange of the US note, a United States holder will generally recognize gain or loss equal to the difference between the amount realized (less any accrued interest, which would be taxable as such) and the holder’s tax basis in the US note. Such gain or loss will be long-term capital gain or loss if the United States holder has held the US note for more than one year at the time of disposition. Investors should consult their own tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that hold the US notes for more than one year) and capital losses (the deductibility of which is subject to limitations) for investors as a consequence of an investment in the issuer notes.

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

One possible alternative characterization is that the US Internal Revenue Service (“IRS”) could assert that the class C or any other class of US notes should be treated as equity in the issuer for US federal income tax purposes because the issuer may not have substantial equity. If the class C or any other class of US notes were treated as equity, United States holders of such notes would be treated as owning equity in a passive foreign investment company (“PFIC”) which, depending on the level of ownership of such United States holder and certain other factors, might also constitute an interest in a controlled foreign corporation (“CFC”) for such United States holder. A US note that is treated as a an equity interest in a PFIC or CFC rather than a debt instrument would have certain timing and character consequences to a United States holder and could require certain elections and disclosures that would need to be made shortly after acquisition to avoid potentially adverse US tax consequences.

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

The issuer does not intent to provide information that would enable a holder of a US note to make a QEF election, and the mark to market election will only be available during any period in which the US notes are traded on a qualifying exchange or market. The issuer encourages persons considering the purchase or ownership of 10 per cent., or more of any class of US notes (or combination of classes) that is treated as equity for US federal income tax purposes to consult their own tax advisors regarding the personal US tax consequences resulting from such an acquisition under the special rules applicable to CFCs under the code.

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

•                  issuer dollar currency swaps: to protect the issuer against changes in the sterling to US dollar exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and (i) a LIBOR based rate for three-month dollar deposits, applicable to the series 2 issuer notes and the series 3 issuer notes, and to address the difference in periodicity between the interest payment dates in respect of the intercompany loans, which occur quarterly;

•                  issuer euro currency swaps: to protect the issuer against changes in the sterling to euro exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and a EURIBOR based rate for three-month euro deposits applicable to the series 4 class A1 issuer notes, the series 4 class B issuer notes, the series 4 class C issuer notes, the series 5 class B issuer notes and the series 5 class C issuer notes; and

•                  issuer interest rate swap: to protect the issuer against the possible variance between a LIBOR based rate for three-month sterling deposits and the fixed rate of interest applicable to the series 5 class A issuer notes up to and including the interest payment date falling in December 2010 payable, during this period (i) annually on the interest payment date falling in December of each year until the occurrence of a trigger event or the enforcement of the issuer security and (ii) quarterly on and following the interest payment date occurring immediately thereafter.

The Funding 1 swap

Some of the loans in the portfolio pay a variable rate of interest for a period of time which may either be linked to the mortgages trustee variable base rate or linked to a variable interest rate other than the mortgages trustee variable base rate, such as a rate set by the Bank of England or linked to the flexible variable rate. Other loans pay a fixed rate of interest for a period of time. However, the interest rate payable by Funding 1 with respect to the issuer term advances is calculated as a margin over LIBOR for three-month sterling deposits. To provide a hedge against the possible variance between:

(1)                                  the mortgages trustee variable base rate payable on the variable rate loans, the rates of interest payable on the tracker rate loans and the fixed rates of interest payable on the fixed rate loans; and

       (2)           a LIBOR based rate for three-month sterling deposits,

Funding 1, the Funding 1 swap provider and the security trustee have entered into the Funding 1 swap as amended and restated March 22, 2006.The Funding 1 swap:

•                  has a notional amount that is sized to hedge against any potential interest rate mismatches in relation to the current issues outstanding; and

•                  provides for the notional amount to be increased as appropriate to hedge against similar potential interest rate mismatches in relation to any new issues.

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

The issuer currency swaps

The issuer intercompany loan is denominated in sterling, and interest payable by Funding 1 to the issuer under the issuer term advances is calculated as a margin over LIBOR for three-month sterling deposits. However, some of the issuer notes are denominated in US dollars and accrue interest at either a LIBOR based rate for one-month US dollar deposits or a LIBOR based rate for three-month US dollar deposits. In addition, the series 4 class A1 issuer notes, series 4 class B issuer notes, series 4 class C issuer notes, series 5 class B issuer notes and series 5 class C issuer notes are denominated in euro and accrue interest at a EURIBOR based rate for three-month euro deposits. To deal with the potential interest rate and/or currency mismatch between (i) its receipts and liabilities in respect of the issuer intercompany loan and (ii) its receipts and liabilities under the issuer notes, the issuer has, pursuant to the terms of the issuer currency swaps, swapped its receipts and liabilities in respect of all euro denominated issuer notes and all US dollar denominated issuer notes into sterling on terms that match the issuer’s obligations under the US dollar denominated issuer notes or the euro denominated issuer notes, as applicable.

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

The payment obligations of the series 3 issuer swap provider and the series 5 issuer swap provider under the relevant issuer currency swaps are guaranteed by the AIG issuer swap guarantor pursuant to a guarantee (the “AIG issuer swap guarantee”).

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

The issuer interest rate swap

The issuer term advances accrue interest at a LIBOR based rate for three-month sterling deposits. The series 5 class A issuer notes, until the interest payment date falling in December 2010 accrues interest at a fixed rate. To deal with the potential interest rate mismatch between (i) its receipts in respect of interest payable on the issuer intercompany loan and (ii) its receipts and liabilities in respect of interest payable on the series 5 class A issuer notes, the issuer has, pursuant to the terms of the issuer interest rate swap, swapped its receipts in respect of the interest it receives on the issuer series 5 term AAA advance on terms that match the issuer’s obligation to pay interest under the series 5 class A issuer notes.

In the event that the issuer interest rate swap is terminated prior to the service of an issuer note acceleration notice or the interest payment date falling in December 2010, the issuer shall enter into a replacement issuer interest rate swap in respect of the series 5 class A issuer notes. Any replacement issuer interest rate swap must be entered into on terms acceptable to the rating agencies, the issuer and the security trustee and with a replacement issuer interest rate swap provider whom the rating agencies have previously confirmed in writing to the issuer and the security trustee will not cause the then current ratings of the issuer notes to be downgraded, withdrawn or qualified. If the issuer is unable to enter into a replacement issuer interest rate swap on terms acceptable to the rating agencies, this may affect amounts available to pay amounts due under the issuer notes.

If an issuer interest rate swap agreement is terminated and the issuer is unable to enter into a replacement swap as described above, then any interest payments received by the issuer in respect of the issuer series 5 term AAA advance from Funding 1 on each Funding 1 interest payment date shall be deposited in the issuer bank account (or such account opened for this purpose) applied by the issuer to pay interest to the holders of the series 5 class A issuer notes on each interest payment date.

Ratings downgrade of swap providers

Under each of the swap agreements, in the event that the relevant rating(s) of a swap provider, or its respective guarantor, as applicable, is or are, as applicable, downgraded by a rating agency below the rating(s) specified in the relevant swap agreement (in accordance with the requirements of the rating agencies) for such swap provider, and, as a result of the downgrade, the then current ratings of the current notes, in respect of the Funding 1 swap, or the issuer notes corresponding to the relevant issuer swap in respect of the relevant issuer swap, would or may, as applicable, be adversely affected, the relevant swap provider will, in accordance with the Funding 1 swap or the relevant issuer swap, as applicable, be required to take certain remedial measures, which may include providing collateral for its obligations under the relevant swap, arranging for its obligations under the relevant swap to be transferred to an entity with rating(s) required by the relevant rating agency as specified in the relevant swap agreement (in accordance with the requirements of the rating agency), obtaining a guarantee from a satisfactory third party or procuring another entity with rating(s) required by the relevant rating agency as specified in the relevant swap agreement (in accordance with the requirements of the rating agency), procuring another entity with rating(s) required by the relevant rating agency as specified in the relevant swap agreement (in accordance with the requirements of the rating agency), to become co-obligor or guarantor, as applicable, in respect of its obligations under the relevant swap, or taking such other action as it may agree with the relevant rating agency.

In light of the credit rating of Credit Suisse International (“CSi”) as at the closing date and at the date of this filing, CSi, as series 2 issuer swap provider, has provided collateral for its obligations under the series 2 issuer swaps from the effective date of such issuer swaps. In the event that CSi’s credit rating is restored to the level required under the relevant issuer swap agreements, the obligation to post collateral will cease.

Termination of the swaps

The Funding 1 swap will terminate on the date on which the aggregate principal amount outstanding under all intercompany loans is reduced to zero.

Each issuer swap other than the series 2 class A issuer swap, the series 3 class A issuer swap, the series 4 class A1 issuer swap and the series 5 class A issuer swap will terminate on the earlier of the interest payment date falling in June 2042 and the date on which all of the relevant class and series of issuer notes are redeemed in full. The series 2 class A issuer swap will terminate on the earlier of the interest payment date falling in September 2010 and the date on which the series 2 class A issuer notes are redeemed in full. The series 3 class A issuer swap will terminate on the earlier of the interest payment date falling in September 2033 and the date on which the series 3 class A issuer notes are redeemed in full. The series 4 class A1 issuer swap will terminate on the earlier of the interest payment date falling in December 2033 and the date on which the series 4 class A issuer notes are redeemed in full. The series 5 class A issuer swap will terminate on the earlier of the interest payment date falling in December 2010 and the date on which the series 5 class A issuer notes are redeemed in full.

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

•                  in respect of the issuer swaps, at the option of the relevant issuer swap provider, and in respect of the Funding 1 swap, at the option of the Funding 1 swap provider, if certain insolvency events occur with respect to the issuer or Funding 1;

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

•                  if the relevant swap provider or its guarantor, as applicable, is downgraded and fails to comply with the requirements of the ratings downgrade provision contained in the relevant swap agreement; and

•                  in the case of the series 3 and the series 5 issuer swaps, at the option of the series 3 or the series 5 issuer swap provider (as applicable), but subject to obtaining the consent of the security trustee, if withholding taxes are imposed on payments made by the AIG issuer swap guarantor under the AIG issuer swap guarantee.

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

Each swap provider will be generally obliged to gross up payments made by it to Funding 1 or the issuer if withholding taxes are imposed on payments made under the Funding 1 swap or the issuer swaps.

The AIG issuer swap guarantor will be obliged to gross up payments made by it to the issuer if withholding taxes are imposed on payments under the AIG issuer swap guarantee. However if the AIG issuer swap guarantor is required to gross up a payment under the AIG issuer swap guarantee in respect of a relevant issuer currency swap, the relevant issuer swap provider may, subject to the consent of the security trustee, terminate the relevant issuer currency swap.

Item 12. Description of Securities Other than Equity Securities

Not applicable to annual reports filed on Form 20-F.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Not applicable.

Item 16. [Reserved]

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

Exhibit 12: Section 302 certification.

Exhibit 15.1: Investor’s Report for the month of January 2005 (incorporated by reference from the Form 6-K previously filed on February 08, 2005).

Exhibit 15.2: Investor’s Report for the month of February 2005 (incorporated by reference from the Form 6-K previously filed on March 31, 2005).

Exhibit 15.3: Investor’s Report for the month of March 2005 (incorporated by reference from the Form 6-K previously filed on April 20, 2005).

Exhibit 15.4: Investor’s Report for the month of April 2005 (incorporated by reference from the Form 6-K previously filed on May 12, 2005).

Exhibit 15.5: Investor’s Report for the month of May 2005 (incorporated by reference from the Form 6-K previously filed on June 27, 2005).

Exhibit 15.6: Investor’s Report for the month of June 2005 (incorporated by reference from the Form 6-K previously filed on July 21, 2005).

Exhibit 15.7: Investor’s Report for the month of July 2005 (incorporated by reference from the Form 6-K previously filed on August 19, 2005).

Exhibit 15.8: Investor’s Report for the month of August 2005 (incorporated by reference from the Form 6-K previously filed on September 27, 2005).

Exhibit 15.9: Investor’s Report for the month of September 2005 (incorporated by reference from the Form 6-K previously filed on October 27, 2005).

Exhibit 15.10: Investor’s Report for the month of October 2005 (incorporated by reference from the Form 6-K previously filed on November 23, 2005).

Exhibit 15.11: Investor’s Report for the month of November 2005 (incorporated by reference from the Form 6-K previously filed on December 23, 2005).

Exhibit 15.12: Investor’s Report for the month of December 2005 (incorporated by reference from the Form 6-K previously filed on January 20, 2006).

Exhibit 99.1: Annual Compliance Certificate for year end December 31, 2005.

Exhibit 99.2: Report of Independent Accountants.

SIGNATURES

Each registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERMANENT FINANCING (NO. 3) PLC

	By:	/s/ David Balai
	Name:	David Balai
	Title:	Director

PERMANENT FUNDING (NO. 1) LIMITED

	By:	/s/ David Balai
	Name:	David Balai
	Title:	Director

PERMANENT MORTGAGES TRUSTEE LIMITED

	By:	/s/ David Balai
Date: June 26, 2006	Name:	David Balai
	Title:	Director