Form 20-F
period 2005-12-31
PERMANENT FUNDING NO 1 LTD; PERMANENT FINANCING NO 2 PLC; PERMANENT MORTGAGES TRUSTEE LTD
filed 2006-06-28
CIK 1174117, 1211134, 1174118

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

Title of each class

$1,750,000,000 series 4 class A notes due December 2009

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

Not applicable.

(1) These items have not been offered directly to investors. Permanent Mortgages Trustee Limited is the registrant for the Funding 1 interest in the mortgages trust and is holding the Funding interest in the mortgages trust on behalf of Permanent Funding (No. 1) Limited. The Funding 1 interest in the mortgages trust is the primary source of payments on the term advances listed. Permanent Funding (No. 1) Limited is the registrant for the term advances and has issued the term advances to Permanent Financing (No. 2) PLC. The term advances are the primary source of payments on the series 4 notes. Permanent Financing (No. 2) PLC is the registrant for the series 4 notes.

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

•                  1,107,250,000 series 4 term AAA advance

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

Noteholders should note that there is no liquidity facility directly available to the issuer, although Funding 1 has the benefit of a liquidity facility to pay interest on the issuer term advances corresponding to the issuer notes and to pay principal on the class A issuer notes (save as described below) and the series 5 class A issuer notes. In the event that the seller suffers certain ratings downgrades, Funding 1 will be required to fund the liquidity reserve fund, though there can be no assurance that Funding 1 will have sufficient resources to do so at such time, and Funding 1 may draw money from the liquidity reserve fund, to the extent it has been funded, to pay amounts due to the issuer. The ability of Funding 1 to draw on the Funding 1 liquidity facility is subject to satisfying certain conditions precedent.

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

The transaction has been structured in the expectation that the series 4 issuer notes will be redeemed before the series 5 issuer notes

The transaction has been structured in the expectation that the series 4 issuer notes will be redeemed in full prior to the redemption of the series 5 issuer notes.

This means, among other things, that the series 4 class B issuer notes and the series 4 class C issuer notes are expected to be redeemed before the series 5 class A issuer notes, , even though the series 5 class A issuer notes have a higher rating that the series 4 class B issuer notes and the series 4 class C issuer notes. However, there is no assurance that the series 4 issuer notes will be redeemed in full before the series 5 issuer notes. In each case, redemption of the issuer notes is ultimately dependent on, among other things, repayment and redemptions on the loans and on the rating designation of the issuer term advances.

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

Similar provisions will apply in relation to requests in writing from holders of a specified percentage of the principal amount outstanding of the issuer notes of each class within each series (the principal amount outstanding being converted into sterling for the purposes of making the calculation). Noteholders should note that, as a result of repayments of principal first to the series 4 issuer notes and then to the series 5 issuer notes, the principal amount outstanding of each series of the issuer notes will change after the closing date.

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

No assurance can be given that Funding 1 will accumulate sufficient funds during the cash accumulation period relating to the issuer series 4 term AAA advance to enable it to repay this issuer term advance to the issuer so that the corresponding classes of issuer notes will be redeemed in their entirety on their scheduled redemption dates.

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

The issuer’s ability to redeem the series   4 class A issuer notes on their scheduled redemption dates is affected by the rate of prepayment on the loans

The rate of prepayment of loans is influenced by a wide variety of economic, social and other factors, including prevailing mortgage market interest rates, the availability of alternative financing programs, local and regional economic conditions and homeowner mobility. For instance, prepayments on the loans may be due to borrowers refinancing their loans and sales of properties by borrowers (either voluntarily or as a result of enforcement action taken). In addition, if the seller is required to repurchase a loan or loans under a mortgage account and their related security because, for example, one of the loans does not comply with the loan warranties in the mortgage sale agreement, then the payment received by the mortgages trustee will have the same effect as a prepayment of all of the loans under the mortgage account. Because these factors are not within its control or the control of Funding 1 or the mortgages trustee, the issuer cannot give any assurances as to the level of prepayments that the portfolio may experience.

Variation in the rate of prepayments of principal on the loans may affect each class of the issuer notes differently depending upon amounts already repaid by Funding 1 to the issuer under the issuer intercompany loan and whether a trigger event has occurred, or a loan is subject to a product switch or a further advance or the security granted by the issuer under the issuer deed of charge has been enforced. If prepayments on the loans occur less frequently than anticipated, then there may not be sufficient funds available to redeem the series  4 class A issuer notes in full on their scheduled redemption dates.

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

If a borrower fails to repay its loan and the related property is repossessed, the likelihood of there being a net loss on disposition of the property is adversely affected by a higher debt-to-value ratio. In addition, the ability of a borrower to sell a property given as security for a loan at a price sufficient to repay the amounts outstanding under the loan will depend upon a number of factors, including the availability of buyers for that property, the value of that property and property values in general at the time. As at January 1, 2006, 2.88 per cent. of the loans had a loan-to-value ratio of at least 90 per cent.

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

The occurrence of trigger events and enforcement of the issuer security may adversely affect the scheduled redemption dates of the series 4 class A issuer notes

If no trigger event has occurred and the issuer security has not been enforced in accordance with the terms of the issuer deed of charge, then payments of principal will not occur on the series 4 class A issuer notes before their respective scheduled redemption dates.

If a trigger event occurs or the issuer security is enforced in accordance with the issuer deed of charge prior to the scheduled redemption dates for the series 4 class A issuer notes, then the relevant classes of issuer notes outstanding will not be repaid on their scheduled redemption dates but will be repaid on each interest payment date from monies received from Funding 1 on the issuer term AAA advances of the corresponding series as described in the following three risk factors.

If an asset trigger event occurs, any series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates

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

If an asset trigger event occurs, any series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates, and there is also a risk that they will not be repaid by their final maturity dates.

If a non-asset trigger event occurs, any series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates

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

If a non-asset trigger event occurs, any series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates.

If the issuer security is enforced, any series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates

If the issuer security is enforced, then the mortgages trustee will distribute funds as required under the terms of the transaction agreements. In these circumstances, any series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates and there is also a risk that those class A issuer notes may not be repaid by their final maturity dates.

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

Furthermore, if, on a Funding 1 interest payment date prior to the issuer step-up date:

•                  one or more bullet term advances and/or scheduled amortization installments are then in a cash accumulation period; and

•                  the quarterly CPR is less than 15 per cent.; and

•                  there is a cash accumulation shortfall at that time;

then, on or before their step-up dates, the issuer term advances that are original pass-through term advances will be entitled to principal repayments only to the extent permitted under the pass-through repayment restrictions.

Series  4 issuer notes and series 5 issuer notes may be subject to risk if the trust property deteriorates after repayment of previous series of the issuer notes

If the loans comprising the trust property do not perform as expected at any time after the repayment in full of the series 4 issuer notes and/or the series 5 issuer notes may not be repaid in full.

Noteholders may be subject to exchange rate risks on the series 4 issuer notes

Repayments of principal and payments of interest on the series 4 class A issuer notes will be made in US dollars and on the series 4 class B issuer notes and series 4 class C issuer notes will be made in euro, but the issuer term advances made by the issuer to Funding 1 and repayments of principal and payments of interest by Funding 1 to the issuer under the issuer intercompany loan will be in sterling.

To hedge its currency exchange rate exposure, including the interest rate exposure connected with that currency exposure, the issuer has entered into the issuer dollar currency swaps for the series 4 class A issuer notes with the issuer dollar currency swap providers and the issuer euro currency swaps for the series 4 class B issuer notes and the series 4 class C issuer notes with the issuer euro currency swap providers.

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

There can be no assurance that a substitute servicer with sufficient experience of administering mortgages of residential properties would be found who would be willing and able to service the loans on the terms of the servicing agreement. In addition, as described below, any substitute servicer will be required to be authorized under FSMA (as defined below) in order to administer loans that constitute regulated mortgage contracts. The ability of a substitute servicer fully to perform the required services would depend, among other things, on the information, software and records available at the time of the appointment. Any delay or inability to appoint a substitute servicer may affect payments on the loans and hence the issuer’s ability to make payments when due on the issuer notes.

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

In its original form the proposal applied to certain mortgage loan products. In July 2005, the European Commission published a Green Paper on mortgage credit in which it announced its intention that loans secured by a land mortgage would be excluded from the proposed directive on consumer credit, but will be addressed by the Green Paper process.

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

United States Federal Income Taxation

The following section summarizes the material US federal income tax consequences of the purchase, ownership and disposition of the series 4 class A issuer notes (the “US notes”). In general, the summary assumes that a holder acquires the US notes at original issuance and holds the US notes as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the US notes. In particular, it does not discuss special tax considerations that may apply to certain types of taxpayers, including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in stocks, securities, notional principal contracts or currencies; (iv) tax-exempt entities; (v) regulated investment companies; (vi) persons that will hold the US notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for US federal income tax purposes; (vii) persons that own (or are deemed to own) 10 per cent. or more of the voting shares of the issuer; (viii) persons who hold US notes through partnerships or other pass-through entities; and (ix) persons that have a “functional currency” other than the US dollar. In addition, this summary does not address alternative minimum tax consequences, nor does it describe any tax consequences arising under the laws of any taxing jurisdiction other than the US federal government.

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

•                  issuer dollar currency swaps: to protect the issuer against changes in the sterling to US dollar exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and a LIBOR based rate for three-month dollar deposits, applicable to the series 4 class A issuer notes; and

•                  issuer euro currency swaps: to protect the issuer against changes in the sterling to euro exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and a EURIBOR based rate for three month euro deposits applicable to the series 4 class B issuer notes and series 4 class C issuer notes.

The Funding 1 swap

Some of the loans in the portfolio pay a variable rate of interest for a period of time which may either be linked to the mortgages trustee variable base rate or linked to a variable interest rate other than the mortgages trustee variable base rate, such as a rate set by the Bank of England or linked to the flexible variable rate. Other loans pay a fixed rate of interest for a period of time. However, the interest rate payable by Funding 1 with respect to the issuer term advances is calculated as a margin over LIBOR for three-month sterling deposits. To provide a hedge against the possible variance between:

(1)                                  the mortgages trustee variable base rate payable on the variable rate loans, the rates of interest payable on the tracker rate loans and the fixed rates of interest payable on the fixed rate loans; and

(2)                                  a LIBOR based rate for three-month sterling deposits, Funding 1, the Funding 1 swap provider and the security trustee have entered into the Funding 1 swap as amended and restated on March 22, 2006. The Funding 1 swap:

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

The issuer currency swaps

The issuer intercompany loan is denominated in sterling, and interest payable by Funding 1 to the issuer under the issuer term advances is calculated as a margin over LIBOR for three-month sterling deposits. However, some of the issuer notes are denominated in US dollars and accrue interest at either a LIBOR based rate for one-month US dollar deposits or a LIBOR based rate for three-month US dollar deposits. In addition, the series 4 class B issuer notes and series 4 class C issuer notes are denominated in euro and accrue interest at a EURIBOR based rate for three-month euro deposits. To deal with the potential interest rate and/or currency mismatch between (i) its receipts and liabilities in respect of the issuer intercompany loan and (ii) its receipts and liabilities under the issuer notes, the issuer has, pursuant to the terms of the issuer currency swaps, swapped its receipts and liabilities in respect of all euro denominated issuer notes and all US dollar denominated issuer notes into sterling on terms that match the issuer’s obligations under the US dollar denominated issuer notes or the euro denominated issuer notes, as applicable.

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

•                  if the relevant swap provider or its guarantor, as applicable, is downgraded and fails to comply with the requirements of the ratings downgrade provision contained in the relevant swap agreement; and

•                  in the case of the series 4 issuer swaps, at the option of the series 4 issuer swap guarantor but subject to obtaining the consent of the security trustee, if withholding taxes are imposed on payments made by the series 4 issuer swap guarantor under the series 4 issuer swap guarantee.

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

The series 4 issuer swap guarantor will be obliged to gross up payments made by it to the issuer if withholding taxes are imposed on payments under the series 4 issuer swap guarantee. However if the series 4 issuer swap guarantor is required to gross up a payment under the series 4 issuer swap guarantee in respect of a relevant issuer currency swap, the series 4 issuer swap guarantor may, subject to the consent of the security trustee, terminate the relevant issuer currency swap.

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