Form 20-F
period 2005-12-31
PERMANENT FUNDING NO 1 LTD; PERMANENT MORTGAGES TRUSTEE LTD; PERMANENT FINANCING NO 4 PLC
filed 2006-06-28
CIK 1174117, 1174118, 1274203

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

(Continued on next page)

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

If Funding 1 enters into new intercompany loan agreements, then the new term advances may rank ahead of issuer term advances as to payment, and accordingly new notes may rank ahead of issuer notes as to payment

Since the closing date Holdings has established new issuers to issue new notes to investors, and it is likely that Holdings will establish additional new issuers in the future. The proceeds of each new issue will be used by the new issuer to make a new intercompany loan to Funding 1. Funding 1 will use the proceeds of the new intercompany loan to:

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

The payment and security priorities of the issuer notes relative to each other as set out in the issuer deed of charge and the issuer cash management agreement will not be affected as a result of an issue of new notes by a new issuer, because the new issue will be constituted by separate documents which do not affect the issuer deed of charge or the issuer cash management agreement. However, Funding 1 may be required to repay to a new issuer amounts owing under a new term advance ahead of or in the same order of priority as amounts owing to the issuer on the issuer term advances, depending on the rating designation and the scheduled repayment date of that new term advance and other rules regarding the payment of interest and the repayment of principal by Funding 1. If this is the case, then the relevant new noteholders will be paid before the noteholders.

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

The payment and security priorities of the issuer notes relative to each other as set out in the issuer deed of charge and the issuer cash management agreement are not affected as a result of the issue of the notes by the other issuers, because the other issues were constituted by separate documents which do not affect the issuer deed of charge or the issuer cash management agreement. However, Funding 1 may be required to pay to the other issuers amounts which are owing under one or more term advances ahead of or in the same order of priority as amounts owing to the issuer on the issuer term advances, depending on the rating designation, the scheduled repayment date of that previous term advance and other rules regarding the payment of interest and the repayment of principal by Funding 1. If this is the case, then the other noteholders will be paid before the holders of the issuer notes.

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

There may be conflicts between the issuer and any new issuers, and the issuer’s interests may not prevail, which may adversely affect payments on the issuer notes

The security trustee will exercise its rights under the Funding 1 deed of charge only in accordance with directions given by the issuers (which could be the issuer, any previous issuer or if Funding 1 enters into new intercompany loans, any new issuer) that have the highest-rating designation at that time, provided that the security trustee is indemnified and/or secured to its satisfaction.

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

Ratings assigned to the issuer notes may be lowered or withdrawn after the noteholders purchase the issuer notes, which may lower the market value of the issuer notes

The ratings assigned to each class of issuer notes address the likelihood of full and timely payment to the noteholders of all payments of interest on each interest payment date under those classes of issuer notes. The ratings also address the likelihood of “ultimate” payment of principal on the final maturity date of each class of issuer notes. Any rating agency may lower its rating or withdraw its rating if, in the sole judgment of the rating agency, the credit quality of the issuer notes has declined or is in question. If any rating assigned to the issuer notes is lowered or withdrawn, the market value of the issuer notes may be reduced. A change to the ratings assigned to each class of issuer notes will not affect the rating designation of each issuer term advance in the intercompany loans.

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

Series 2 issuer notes, series 3 issuer notes, series 4 issuer notes and series 5 issuer notes may be subject to risk if the trust property deteriorates after repayment of previous series of the issuer notes

If the loans comprising the trust property do not perform as expected at any time after the repayment in full of the Series 2 issuer notes, then the series 3 issuer notes, and/or the series 4 issuer notes and/or the series 5 issuer may not be repaid in full.

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

If the issuer fails to make timely payments of amounts due or certain other events occur in relation to the issuer under an issuer swap and applicable grace period has expired, then the issuer will have defaulted under that issuer swap. If the issuer defaults under an issuer swap due to non-payment or otherwise, the relevant issuer swap provider will not be obliged to make further payments under that issuer swap and may terminate that issuer swap. If an issuer swap provider is not obliged to make payments, or if it exercises any right to terminate that it may have under the relevant issuer swap, or if it defaults in its obligations to make payments of amounts in US dollars or euro, as applicable, equal to the full amount to be paid by it on the payment dates under the relevant issuer swap (which are the same dates as the interest payment dates in respect of the issuer notes), the issuer will be exposed to changes in US dollar/sterling or euro/sterling currency exchange rates and in the associated interest rates on these currencies. Unless a replacement issuer swap is entered into, as a result of any adverse movements in the relevant spot exchange rates, the issuer may have insufficient funds to make payments due on the issuer notes of any class and any series that are then outstanding.

Each issuer swap provider will be obliged to gross up payments made by it to the issuer if withholding taxes are imposed on payments under the relevant issuer swap due to change in law. However, if such a gross up is required, the relevant issuer swap provider may, subject to obtaining the consent of the security trustee (which, if certain conditions are satisfied, will not be withheld), terminate the relevant issuer swap. If it does terminate the relevant issuer swap, the issuer will be exposed to changes in currency exchange rates and in the associated interest rates on these currencies. Unless a replacement issuer swap is entered into, the issuer may have insufficient funds to make payments due on the issuer notes of any class and any series that are then outstanding.

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

Funding 1 will receive interest receipts on the loans on one basis but will pay amounts under the Funding 1 swap on another basis, thereby exposing it to some basis risk. On the one hand Funding 1 will receive interest on the variable rate loans, based on HVR 1 (which is the variable mortgage rate set by the seller applicable to certain loans beneficially owned by the seller on the seller’s residential mortgage book), HVR 2 (which is the second variable base rate that was made available to borrowers between 1 March 2001 and 1 February 2002) or the Halifax flexible variable rate (which is the variable rate applicable to flexible loans). On the other hand the payment obligations of Funding 1 under the Funding 1 swap will, among other things, be based on the average of the standard variable mortgage rates or their equivalent charged to existing borrowers on residential mortgage loans as published from time to time, after excluding the highest and the lowest rate, of Abbey National plc, HSBC Bank plc, Cheltenham & Gloucester plc, Nationwide Building Society, Northern Rock plc, National Westminster Bank Plc, and Woolwich plc (and where those banks have more than one standard variable rate, the highest of those rates). While it is anticipated that this average rate will broadly track HVR 1, HVR 2 and the Halifax flexible variable rate, the variance between this average rate and HVR 1, HVR 2 and the Halifax flexible variable rate, may affect the ability of Funding 1 to meet its payment obligations under the Funding 1 swap agreement.

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

During the term of the transaction, however, it is expected that any principal deficiencies of this sort will be recouped from subsequent excess revenue receipts and amounts standing to the credit of the reserve funds. The revenue receipts will be applied first to cover any principal deficiency in respect of the term advances with the highest rating designation, and then the term advances with the next highest-rating designation and so on down to the term advances with the lowest rating designation.

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

If the seller fails to remedy the breach, then the seller will be required to repurchase the loan or loans under the relevant mortgage account and their related security at their outstanding principal balance as of the date of repurchase together with any arrears of interest and accrued and unpaid interest and expenses. There can be no assurance that the seller will have the financial resources to repurchase the loan or loans under the relevant mortgage account and their related security. However, if the seller does not repurchase those loans and their related security when required, then the seller’s share of the trust property will be deemed to be reduced by an amount equal to the principal amount outstanding of those loans together with any arrears of interest and accrued and unpaid interest and expenses.

Other than as described here, neither the noteholders nor the issuer will have any recourse to the assets of the seller.

There can be no assurance that a borrower will repay principal at the end of the term on an interest-only loan, which may adversely affect repayments on the issuer notes

Each loan in the portfolio is repayable either on a principal repayment basis or an interest-only basis. Of the loans in the portfolio as January 1, 2006, approximately 31.97 per cent. were interest-only loans. For interest-only loans, because the principal is repaid in a lump sum at the maturity of the loan, the borrower is recommended to have some repayment mechanism such as an investment plan in place which is intended to provide sufficient funds will be available to repay the principal at the end of the term. However, the seller does not ensure that a repayment mechanism is in place in all cases and does not take security over these repayment mechanisms. The borrower is also recommended to take out a life insurance policy in relation to the loan but, as with repayment mechanisms, the seller does not take security over these life insurance policies.

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

Risks related to alternative characterization of the issuer notes as an equity interest in the issuer for US federal income tax purposes

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

Implementation of the Basel II risk-weighted asset framework may result in changes to the risk-weighting of the issuer notes

The Basel Committee on Banking Supervision published the text of the new framework on June 26, 2004 under the title “Basel II: International Convergence of Capital Measurement and Capital Standards: a Revised Framework”. This new framework (the “Basel II Framework”), which places enhanced emphasis on market discipline and sensitivity to risk, is the basis for national rule-making and approval processes to continue and for banking organizations to complete their preparations for implementation of the Basel II Framework. The Committee has suggested that the various approaches under the Basel II Framework will be implemented in stages, some from year-end 2006, the most advanced at year-end 2007. National implementation dates may differ depending on the relevant implementation process. As and when implemented (including in respect of EU financial institutional investors, through the proposed EU Capital Requirements Directive), the Basel II Framework could affect the risk—weighting of the issuer notes in respect of certain investors if those investors are subject to the Basel II Framework following its implementation. Consequently, investors should consult their own advisers as to the consequences to and effect on them of the proposed implementation of the Basel II Framework. No predictions can be made as to the precise effects of potential changes which might result upon the implementation of the Basel II Framework.

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

In relation to Funding, the summary assumes that Funding does not draw up its accounts in accordance with UK GAAP reflecting International Financial Reporting Standards (“IFRS”) and that the profit in Funding 1’s profit and loss account will not exceed 0.01 per cent. of the Funding 1 available revenue receipts.

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

As part of an agreement reached in connection with the EU Savings Directive on the taxation of savings income in the form of interest payments, in line with steps taken by other relevant third countries, Jersey introduced, with effect from 1 July 2005, a retention tax system in respect of payments of interest, or other similar income, made to an individual beneficial owner resident in an EU Member State by a paying agent established in Jersey. The retention tax system applies for a transitional period prior to the implementation of a system of automatic communication to EU Member States of information regarding such payments. During this transitional period, such an individual beneficial owner resident in an EU Member State will be entitled to request a paying agent not to retain tax from such payments but instead to apply a system by which the details of such payments are communicated to the tax authorities of the EU Member State in which the beneficial owner is resident.

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

The Funding 1 swap

Some of the loans in the portfolio pay a variable rate of interest for a period of time which may either be linked to the mortgages trustee variable base rate or linked to a variable interest rate other than the mortgages trustee variable base rate, such as a rate set by the Bank of England, or linked to the flexible variable rate. Other loans pay a fixed rate of interest for a period of time. However, the interest rate payable by Funding 1 with respect to the issuer term advances is calculated as a margin over LIBOR for three-month sterling deposits. To provide a hedge against the possible variance between:

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

•                  in respect of the issuer swaps, if a redemption or purchase of the relevant class of issuer notes occurs pursuant to number 5(F) (Redemption or purchase following a regulatory event);

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