Form 20-F
period 2005-12-31
PERMANENT FUNDING NO 1 LTD; PERMANENT MORTGAGES TRUSTEE LTD; Permanent Financing (No. 5) PLC
filed 2006-06-28
CIK 1174117, 1174118, 1289840

As filed with the Securities and Exchange Commission on June 28, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from __________ to ___________
or
☐	Shell Company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report ___________

Commission file number:            333-115450

PERMANENT FINANCING (NO. 5) PLC

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

Title of each class

$1,300,000,000 series 2 class A notes due June 2011

$56,400,000 series 2 class B notes due June 2042

$46,200,000 series 2 class C notes due June 2042

$750,000,000 series 3 class A notes due June 2034

$32,500,000 series 3 class B notes due June 2042

$27,000,000 series 3 class C notes due June 2042

Series 2 term AAA advance(1)

Series 2 term AA advance(1)

Series 2 term BBB advance(1)

Series 3 term AAA advance(1)

Series 3 term AA advance(1)

Series 3 term BBB advance(1)

Funding 1 interest in the mortgages trust(1)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Yes ☒ No ☐

(1)             These items have not been offered directly to investors. Permanent Mortgages Trustee Limited is the registrant for the Funding 1 interest in the mortgages trust and is holding the Funding interest in the mortgages trust on behalf of Permanent Funding (No. 1) Limited. The Funding 1 interest in the mortgages trust is the primary source of payments on the term advances listed. Permanent Funding (No. 1) Limited is the registrant for the term advances and has issued the term advances to Permanent Financing (No. 5) PLC. The term advances are the primary source of payments on the series 2 notes and the series 3 notes. Permanent Financing (No. 5) PLC is the registrant for the series 2 notes and the series 3 notes.

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

Not applicable.

PRESENTATION OF INFORMATION

This annual report on Form 20-F relates to Permanent Financing (No. 5) PLC (the “issuer”) and the following securities (the “issuer notes”), which were issued pursuant to a trust deed dated July 22, 2004 (the “issuer trust deed”), between the issuer and The Bank of New York, as note trustee (the “note trustee”):

•                  $1,300,000,000 series 2 class A notes due June 2011

•                  $56,400,000 series 2 class B notes due June 2042

•                  $46,200,000 series 2 class C notes due June 2042

•                  $750,000,000 series 3 class A notes due June 2034

•                  $32,500,000 series 3 class B notes due June 2042

•                  $27,000,000 series 3 class C notes due June 2042

This annual report on Form 20-F also relates to the following advances made pursuant to the intercompany loan agreement dated July 22, 2004 (the “issuer intercompany loan agreement”), between the issuer, Permanent Funding (No. 1) Limited (“Funding 1”), The Bank of New York, as security trustee (the “security trustee”) and Citibank, N.A., as agent bank:

•                  £694,445,000 series 2 term AAA advance

•                  £30,129,000 series 2 term AA advance

•                  £24,680,000 series 2 term BBB advance

•                  £400,642,000 series 3 term AAA advance

•                  £17,362,000 series 3 term AA advance

•                  £14,424,000 series 3 term BBB advance

This annual report on Form 20-F further relates to Funding 1’s interest in the mortgages trust, comprising, among other things, the initial portfolio of loans and their related security assigned to Permanent Mortgages Trustee Limited (the “mortgages trustee”) by Halifax plc (the “seller”) on June 14, 2002, and on several subsequent dates any new loans and their new related security assigned to the mortgages trustee by the seller after July 22, 2004 (the “closing date”), any increase in the outstanding principal balance of a loan due to the borrower taking payment holidays or making underpayments under a loan or a borrower making a drawing under any flexible loan, any interest, principal and other amounts (excluding third party amounts) paid by borrowers on their loans and their related security, the rights under the insurance policies that are assigned to the mortgages trustee or of which the mortgages trustee has the benefit, and amounts on deposit and interest earned on the mortgages trustee guaranteed investment contract. The mortgages trustee guaranteed investment contract, or GIC, account is the bank account in which the mortgages trustee holds any cash that is part of the trust property until it is distributed to the beneficiaries. Any actual losses in relation to the loans, any actual reductions occurring in respect of the loans and distributions of principal made from time to time to the beneficiaries or the mortgages trust will be deducted from the trust property. The composition of the trust property will fluctuate as drawings under flexible loans and new loans are added and as the loans that were previously part of the trust property are repaid, mature, default or are repurchased by the seller.

Certain terms used herein and not defined have the same meaning ascribed to such terms in the Registration Statement filed on Form S-11 (the “Registration Statement”) relating to the securities (file number 333-115450).

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

The issuer has a limited set of resources available to it to make payments on the issuer notes

The issuer’s ability to make payments of principal and interest on the issuer notes and to pay its operating and administrative expenses will depend primarily on the funds being received under the issuer intercompany loan. In addition, the issuer will rely on the issuer dollar currency swaps and the issuer euro currency swaps to provide payments on the issuer notes denominated in US dollars and euro, respectively, and the issuer will rely on the series 5 class A1 issuer interest rate swap to provide payments of interest on the series 5 class A1notes up to and including the interest payment date falling in June 2009.

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

Funding 1 will be obliged to pay revenue receipts due to the issuer under the issuer intercompany loan only to the extent that it has revenue receipts left over after making payments ranking in priority to the issuer, such as payments of certain fees and expenses of Funding 1 and payments on certain advances (under any intercompany loan agreements) with higher ranking designations.

Funding 1 will be obliged to pay principal receipts due to the issuer under the issuer intercompany loan only to the extent that it has principal receipts available for that purpose after repaying amounts ranking in priority to the issuer (including repaying any previous term advances or new term advances with higher ranking designations).

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

This means, among other things, that the series 2 class B issuer notes and the series 2 class C issuer notes are expected to be redeemed before the series 3 class A issuer notes, the series 4 class A issuer notes and the series 5 class A issuer notes, even though the series 3 class A issuer notes, the series 4 class A issuer notes and the series 5 class A issuer notes have a higher rating than the series 2 class B issuer notes and the series 2 class C issuer notes. Similarly, the series 3 class B issuer notes and the series 3 class C issuer notes are expected to be redeemed before the series 4 class A issuer notes and the series 5 class A issuer notes, and so on for each series of issuer notes.

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

If Funding 1 enters into new intercompany loan agreements, then the new term advances may rank ahead of issuer term advances as to payment, and accordingly new notes may rank ahead of issuer notes as to payment

Since the closing date, Holdings has established new issuers to issue new notes to investors and it is likely that Holdings will establish additional new issuers in the future. The proceeds of each new issue will be used by the new issuer to make a new intercompany loan to Funding 1. Funding 1 will use the proceeds of the new intercompany loan to:

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

The payment and security priorities of the issuer notes relative to each other as set out in the issuer deed of charge and the issuer cash management agreement will not be affected as a result of an issue of new notes by a new issuer, because the new issue will be constituted by separate documents which do not affect the issuer deed of charge or the issuer cash management agreement. However, Funding 1 may be required to pay to a new issuer amounts owing under a new term advance ahead of or in the same order of priority as amounts owing to the issuer on the issuer term advances, depending on the rating designation, the scheduled repayment date of that new term advance and other rules regarding the payment of interest and the repayment of principal by Funding 1. If this is the case, then the relevant new noteholders will be paid before the noteholders.

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

 The payment and security priorities of the issuer notes relative to each other as set out in the issuer deed of charge and the issuer cash management agreement are not affected as a result of the issue of the notes by the other issuers, because the other issues were constituted by separate documents which do not affect the issuer deed of charge or the issuer cash management agreement. However, Funding 1 may be required to pay to the other issuers amounts which are owing under one or more previous term advances ahead of or in the same order of priority as amounts owing to the issuer on the issuer term advances, depending on the rating designation, the scheduled repayment date of that previous term advance and other rules regarding the payment of interest and the repayment of principal by Funding 1. If this is the case, then the other noteholders will be paid before the holders of the issuer notes.

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

The issuers’ ability to redeem the series 2 class A issuer notes and/or the series 3 class A issuer notes and/or the series 4 class A issuer notes on their scheduled redemption dates is affected by the rate of prepayment on the loans

The rate of prepayment of loans is influenced by a wide variety of economic, social and other factors, including prevailing mortgage market interest rates, the availability of alternative financing programs, local and regional economic conditions and homeowner mobility. For instance, prepayments on the loans may be due to borrowers refinancing their loans and sales of properties by borrowers (either voluntarily or as a result of enforcement action taken). In addition, if the seller is required to repurchase a loan or loans under a mortgage account and their related security because, for example, one of the loans does not comply with the representations and warranties in the mortgage sale agreement, then the payment received by the mortgages trustee will have the same effect as a prepayment of all of the loans under that mortgage account. Because these factors are not within its control or the control of Funding 1 or the mortgages trustee, the issuer cannot give any assurances as to the level of prepayments that the portfolio may experience.

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

•                  any variation imposed by statute;

•                  any variation of the rate of interest payable in respect of the loan where that rate is offered to the borrowers of more than 10 per cent by outstanding principal amount of loans comprised in the trust property in any interest period; or

•                  any variation in the frequency with which the interest payable in respect of the loan is charged.

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

Noteholders may be subject to exchange rate risks on issuer notes

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

If the issuer fails to make timely payments of amounts due or certain other events occur in relation to the issuer under an issuer swap and any applicable grace period has expired, then the issuer will have defaulted under that issuer swap. If the issuer defaults under an issuer swap due to non-payment or otherwise, the relevant issuer swap provider will not be obliged to make further payments under that issuer swap and may terminate that issuer swap. If an issuer swap provider is not obliged to make payments, or if it exercises any right to terminate that it may have under the relevant issuer swap, or if it defaults in its obligations to make payments of amounts in US dollars or euro, as applicable, equal to the full amount to be paid by it on the payment dates under the relevant issuer swap (which are the same dates as the interest payment dates in respect of the issuer notes), the issuer will be exposed to changes in US dollar/sterling or euro/sterling currency exchange rates and in the associated interest rates on these currencies. Unless a replacement issuer swap is entered into, as a result of any adverse movements in the relevant spot exchange rates, the issuer may have insufficient funds to make payments due on the issuer notes of any class and any series that are then outstanding.

Each issuer swap provider will be obliged to gross up payments made by it to the issuer if withholding taxes are imposed on payments under the relevant issuer swap due to a change in law. However, if such a gross up is required, the relevant issuer swap provider may, subject to obtaining the consent of the security trustee (which if certain conditions are satisfied, will not be withheld), terminate the relevant issuer swap. If it does terminate the relevant issuer swap, the issuer will be exposed to changes in currency exchange rates and in the associated interest rates on these currencies. Unless a replacement issuer swap is entered into, the issuer may have insufficient funds to make payments due on the issuer notes of any class and any series that are then outstanding.

The difference in timing between our obligations and the obligations of the series 5 class A1 issuer interest rate swap provider could adversely affect payments on the issuer notes

To the extent that it has funds available, on each quarterly Funding 1 interest payment date Funding 1 will pay to the issuer interest and, if applicable, principal due on the issuer series 5A1 term AAA advance. Up to and including the interest payment date falling in June 2009, on each quarterly interest payment date in relation to its obligations under the series 5 class A1 issuer interest rate swap, the issuer will pay the amount so received to the series 5 class A1 issuer interest rate swap provider. The series 5 class A1 issuer interest rate swap provider will not be obliged to make any corresponding swap payments to us until the interest payment date in respect of the series 5 class A1 issuer notes. This interest payment date occurs semi-annually up to and including the earliest to occur of (i) the interest payment date falling in June 2009 in respect of the series 5 class A1 issuer notes, (ii) the occurrence of a trigger event and (iii) enforcement of the issuer security, and quarterly on and following the interest payment date occurring immediately thereafter. Therefore, under the series 5 class A1 issuer interest rate swap, the date on which the series 5 class A1 issuer interest rate swap provider pays amounts due to the issuer may be as long as nine months after a date on which the issuer pay amounts due to it.

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

Funding 1 will receive interest receipts on the loans on one basis but will pay amounts under the Funding 1 swap on another basis, thereby exposing it to some basis risk. On the one hand Funding 1 will receive interest on the variable rate loans, based on HVR 1 (which is the variable mortgage rate set by the seller applicable to certain loans beneficially owned by the seller on the seller’s residential mortgage book), HVR 2 (which is the second variable base rate that was made available to borrowers between 1 March 2001 and 1 February 2002) or the Halifax flexible variable rate (which is the variable rate applicable to flexible loans). On the other hand the payment obligations of Funding 1 under the Funding 1 swap will, among other things, be based on the average of the standard variable mortgage rates or their equivalent charged to existing borrowers on residential mortgage loans as published from time to time, after excluding the highest and the lowest rate, of Abbey National plc, HSBC Bank plc, Cheltenham & Gloucester plc, Nationwide Building Society, Northern Rock plc, National Westminster Bank Plc, and Woolwich plc (and where those banks have more than one standard variable rate, the highest of those rates). While it is anticipated that such average rate will broadly track both HVR 1, HVR 2 and the Halifax flexible variable rate, the variance between such average rate and HVR 1, HVR 2 and the Halifax flexible variable rate, respectively, may affect the ability of Funding 1 to meet its payment obligations under the Funding 1 swap agreement.

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

During the term of the transaction, however, it is expected that any principal deficiencies of this sort will be recouped from subsequent excess revenue receipts and amounts standing to the credit of the reserve funds. The revenue receipts will be applied first to cover any principal deficiency in respect of the term advances with the highest rating designation, and then the term advances with the next highest rating designation, and so on down to the term advances with the lowest rating designation.

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

There can be no assurance that a borrower will repay principal at the end of the term on an interest-only loan, which may adversely affect repayments on the issuer notes

Each loan in the portfolio is repayable either on a principal repayment basis or an interest-only basis. Of the loans in the portfolio as January 1, 2006, approximately 31.97 per cent., were interest-only loans. For interest-only loans, because the principal is repaid in a lump sum at the maturity of the loan, the borrower is recommended to have some repayment mechanism such as an investment plan in place which is intended to provide sufficient funds to repay the principal at the end of the term. However, the seller does not ensure that a repayment mechanism is in place in all cases and does not take security over these repayment mechanisms. The borrower is also recommended to take out a life insurance policy in relation to the loan but, as with repayment mechanisms, the seller does not take security over these life insurance policies.

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

In respect of a delayed cashback, underpayment or payment holiday the claim is likely to be in an amount equal to the amount due under the delayed cashback together with interest and expenses and consequential losses (if any).

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

C.            Markets

The principal trading market for each class of the issuer notes is the London Stock Exchange. The issuer notes have been listed on the London Stock Exchange since July 22, 2004.

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

As part of an agreement reached in connection with the EU Savings Directive on the taxation of savings income in the form of interest payments, in line with steps taken by other relevant third countries, Jersey introduced, with effect from July 1, 2005 a retention tax system in respect of payments of interest, or other similar income, made to an individual beneficial owner resident in an EU Member State by a paying agent situated in Jersey (the terms “beneficial owner” and “paying agent” for this purpose are as defined in the EU savings tax directive). The retention tax system applies for a transitional period prior to the implementation of a system of automatic communication to EU Member States of information regarding such payments. During this transitional period, such an individual beneficial owner resident in an EU Member State would be entitled to request a paying agent not to retain tax from such payments but instead to apply a system by which the details of such payments are communicated to the tax authorities of the EU Member State in which the beneficial owner is resident.

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

It is possible that interest on the class B and class C issuer notes could be treated as OID because such interest is subject to deferral in certain limited circumstances. A United States holder of a US note issued with OID must include OID in income over the term of such US note under a constant yield method that takes into account the compounding of interest. Under the Code, OID is calculated and accrued using prepayment assumptions where payments on a debt instrument may be accelerated by reason of prepayments of other obligations securing such debt instrument. Moreover, the legislative history to the provisions provide that the same prepayment assumptions used to price a debt instrument be used to calculate OID, as well as to accrue market discount and amortize premium. Here, prepayment of the mortgage loans is not expected to alter the scheduled principal payments on the US notes that are class B and class C issuer notes and, accordingly, the issuer intends to assume that such US notes will have their principal repaid according to the schedule for purposes of accruing any OID. No representation is made that the mortgage loans will pay on the basis of such prepayment assumption or in accordance with any other prepayment scenario.

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

•                  issuer euro currency swaps: to protect the issuer against changes in the sterling to euro exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and a EURIBOR based rate for three-month euro deposits applicable to the series 4 class A1 issuer notes, the series 4 class B issuer notes, the series 4 class C issuer notes; and

•                  issuer interest rate swap: to protect the issuer against the possible variance between a LIBOR-based rate for three-month sterling deposits and a fixed rate of interest applicable to the series 5 class A1 issuer notes up to and including the interest payment date in June 2009 payable, during this period, semi-annually on the interest payment dates falling in December and June of each year until the occurrence of a trigger event or the enforcement of the issuer security.

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

The issuer currency swaps

The issuer intercompany loan is denominated in sterling, and interest payable by Funding 1 to the issuer under the issuer term advances is calculated as a margin over LIBOR for three-month sterling deposits. However, some of the issuer notes are denominated in US dollars and accrue interest at either a LIBOR based rate for one-month US dollar deposits or a LIBOR based rate for three-month US dollar deposits. In addition, the series 4 class A1 issuer notes, series 4 class B issuer notes, and series 4 class C issuer notes are denominated in euro and accrue interest at a EURIBOR-based rate for three-month euro deposits. To deal with the potential interest rate and currency mismatch between (i) its receipts and liabilities in respect of the issuer intercompany loan and (ii) its receipts and liabilities under the issuer notes, the issuer has, pursuant to the terms of the issuer currency swaps, swapped its receipts and liabilities in respect of all euro denominated issuer notes and all US dollar denominated issuer notes into sterling on terms that match the issuer’s obligations under the US dollar denominated issuer notes or the euro denominated issuer notes, as applicable.

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

The payment obligations of the series 2 swap provider under the relevant issuer currency swaps are guaranteed by the UBS issuer swap guarantor pursuant to a guarantee (the “UBS issuer swap guarantee”).

The payment obligations of the series 3 issuer swap provider under the relevant issuer currency swaps are guaranteed by the AIG issuer swap guarantor pursuant to a guarantee (the “AIG issuer swap guarantee”).

The payment obligations of the series 4 issuer euro currency swap provider under the relevant issuer currency swaps are guaranteed by the Swiss Re issuer swap guarantor pursuant to a guarantee (the “Swiss Re issuer swap guarantee”).

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

The issuer interest rate swap

To the extent that it has funds available, on each quarterly Funding 1 interest payment date, Funding 1 will pay to the issuer interest and, if applicable, principle due on the issuer series 5A1 term AAA advance at a Libor-based rate for three month sterling deposits. The series 5 class A1 issuer notes, until the interest payment date falling in June 2009 accrues interest at a fixed rate in sterling. To deal with the potential interest rate mismatch between (i) its receipts in respect of the series 5A1 term AAA advance and (ii) its liabilities in respect of interest payable on the series

5 class A1 issuer notes, the issuer has, pursuant to the terms of the series 5 class A1 issuer interest rate swap, swapped its receipts in respect of the series 5 A1 term AAA advance on terms that match the issuer’s obligation to pay interest under the series 5 class A1 issuer notes.

In the event that the issuer interest rate swap is terminated prior to the service of an issuer note acceleration notice or the interest payment date falling in June 2009, the issuer shall enter into a replacement issuer interest rate swap. Any replacement issuer interest rate swap must be entered into on terms acceptable to the rating agencies, the issuer and the security trustee and with a replacement issuer interest rate swap provider whom the rating agencies have previously confirmed in writing to the issuer and the security trustee will not cause the current ratings of the issuer notes to be downgraded, withdrawn or qualified. If the issuer is unable to enter into a replacement issuer interest rate swap on terms acceptable to the rating agencies, this may affect amounts available to pay amounts due under the issuer notes.

If an issuer interest rate swap agreement is terminated and the issuer is unable to enter into a replacement swap as described above, then any interest payments received by the issuer in respect of the series 5 class A1 term AAA advance on each Funding 1 interest payment date shall be deposited in the issuer bank account (or such account opened for this purpose) applied by the issuer to pay interest to the holders of the series 5 class A1 issuer notes on each interest payment date.

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

Each issuer swap other than the series 2 class A issuer swap, the series 3 class A issuer swap and the series 5 class A1 issuer swap, will terminate on the earlier of the interest payment date falling in June 2042 and the date on which all of the relevant class and series of issuer notes are redeemed in full. The series 2 class A issuer swap will terminate on the earlier of the interest payment date falling in June 2011 and the date on which the series 2 class A issuer notes are redeemed in full. The series 3 class A issuer swap will terminate on the earlier of the interest payment date falling in June 2034 and the date on which the series 3 class A issuer notes are redeemed in full. The series 5 class A1 issuer swap will terminate on the earlier of the interest payment date falling in June 2009 and the date on which the series 5 Class A1 issuer notes are redeemed in full.

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

•                  in respect of the issuer swaps, if a redemption or purchase of the relevant class of issuer notes occurs pursuant to number 5(F) (Redemption or purchase following a regulatory event).

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

•                  in the case of the series 1 issuer swap provider and the series 2 issuer swap provider, if withholding taxes are imposed on payments made by the issuer swap provider due to a change in law and, in respect of the series 3 issuer swaps, at the option of the series 3 issuer swap provider but subject to obtaining the consent of the security trustee, if withholding taxes are imposed on payments made by the AIG issuer swap guarantor under the AIG issuer swap guarantee; and

•                  if the relevant swap provider or its guarantor, as applicable, is downgraded and fails to comply with the requirements of the ratings downgrade provision contained in the relevant swap agreement.

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

However, if the series 1 issuer swap provider or the series 2 issuer swap provider is required to gross up a payment under a series 1 issuer swap or a series 2 issuer swap, it may terminate the relevant issuer swap.

The AIG issuer swap guarantor will be obliged to gross up payments made by it to the issuer if withholding taxes are imposed on payments under the AIG issuer swap guarantee. However, if the AIG issuer swap guarantor is required to gross up a payment under the AIG issuer swap guarantee in respect of a relevant currency swap, the series 3 issuer swap provider may, subject to the consent of the security trustee, terminate the relevant issuer currency swap.

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

Exhibit 15.11: Investor’s Report for the month of November 2005 (incorporated by reference from the Form 6-K previously filed on December 23, 2005).

Exhibit 15.12: Investor’s Report for the month of December 2005 (incorporated by reference from the Form 6-K previously filed on January 20, 2006).

Exhibit 99.1: Annual Compliance Certificate for year end December 31, 2005.

Exhibit 99.2: Report of Independent Accountants.

SIGNATURES

Each registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERMANENT FINANCING (NO. 5) PLC

	By:	/s/ David Balai
	Name:	David Balai
	Title:	Director

PERMANENT FUNDING (NO. 1) LIMITED

	By:	/s/ David Balai
	Name:	David Balai
	Title:	Director

PERMANENT MORTGAGES TRUSTEE LIMITED

	By:	/s/ David Balai
Date: June 26, 2006	Name:	David Balai
	Title:	Director