Form 20-F
period 2005-12-31
PERMANENT FUNDING NO 1 LTD; PERMANENT MORTGAGES TRUSTEE LTD; Permanent Financing (No. 6) PLC
filed 2006-06-28
CIK 1174117, 1174118, 1303520

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

(Address of Principal Executive Off

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

Not applicable.

1 These items have not been offered directly to investors. Permanent Mortgages Trustee Limited is the registrant for the Funding 1 interest in the mortgages trust and is holding the Funding interest in the mortgages trust on behalf of Permanent Funding (No. 1) Limited. The Funding 1 interest in the mortgages trust is the primary source of payments on the term advances listed. Permanent Funding (No. 1) Limited is the registrant for the term advances and has issued the term advances to Permanent Financing (No. 6) PLC. The term advances are the primary source of payments on the series 2 notes. Permanent Financing (No. 6) PLC is the registrant for the series 2 notes.

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

The transaction has been structured in the expectation that

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

This means, among other things, that the series 2 class A issuer notes and the series 2 class B and C issuer notes are expected to be redeemed before the series 3 class A issuer notes, , the series 4 class A issuer notes and the series 5 class A issuer notes, even though the series 3 class A issuer notes, the series 4 class A issuer notes and the series 5 class A issuer notes have a higher rating than the series 2 class B issuer notes and the series 2 class C issuer notes. Similarly, the series 3 class A issuer notes are expected to be redeemed before, the series 4 class A issuer notes and the series 5 class A issuer notes, and so on for each series of issuer notes.

However, there is no assurance that the series 2 issuer notes will be redeemed in full before the series 3 issuer notes, the series 4 issuer notes and the series 5 issuer notes or that the series 3 issuer notes will be redeemed in full before the series 4 issuer notes, and the series 5 issuer notes or that the series 4 issuer notes will be redeemed in full before the series 5 issuer notes. In each case, redemption of the issuer notes is ultimately dependent on, among other things, repayment and redemptions on the loans and on the rating designation of the issuer term advances.

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

No assurance can be given that Funding 1 will accumulate sufficient funds during the cash accumulation period relating to the issuer series 2 term AAA advance, enable it to repay this issuer term advance to the issuer so that the corresponding classes of issuer notes will be redeemed in their entirety on their scheduled redemption dates.

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

Variation in the rate of prepayments of principal on the loans may affect each class of issuer notes differently depending upon amounts already repaid by Funding 1 to the issuer under the issuer intercompany loan and whether a trigger event has occurred, or a loan is subject to a product switch or a further advance or the security granted by the issuer under the issuer deed of charge has been enforced. If prepayments on the loans occur less frequently than anticipated, then there may not be sufficient funds available to redeem the series 2 class A issuer notes and/or the series 3 class A issuer notes and/or the series 4 class A issuer notes in full on their scheduled redemption dates.

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

The occurrence of trigger events and enforcement of the issuer security may adversely affect the scheduled redemption dates of the series 2 class A issuer notes, series 3 class A issuer notes, and/or series 4 class A issuer notes.

If no trigger event has occurred and the issuer security has not been enforced in accordance with the terms of the issuer deed of charge, then payments of principal will not occur on the series 2 class A issuer notes, series 3 class A issuer notes, and/or series 4 class A issuer notes before their respective scheduled redemption dates.

If a trigger event occurs or the issuer security is enforced in accordance with the issuer deed of charge prior to the scheduled redemption dates for the series 2 class A issuer notes, series 3 class A issuer notes, and/or series 4 class A issuer notes, then the relevant classes of issuer notes outstanding will not be repaid on their scheduled redemption dates but will be repaid on each interest payment date from monies received from Funding 1 on the issuer term AAA advances of the corresponding series as described in the following three risk factors.

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

If a non-asset trigger event occurs, any series 2 class A issuer notes, series 2 class A issuer notes, and/or series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates

If a non-asset trigger event has occurred but an asset trigger event has not occurred, the mortgages trustee will distribute all principal receipts to Funding 1 until the Funding 1 share percentage of the trust property is zero. When a non-asset trigger event has occurred, after making requisite payments to the Funding 1 liquidity facility provider and to replenish the reserve funds, Funding 1 will repay:

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

Noteholders may be subject to exchange rate risks on the issuer notes

Repayments of principal and payments of interest on the series 2 class A issuer notes will be made in US dollars and on the series 4 issuer notes will be made in euro, but the issuer term advances made by the issuer to Funding 1 and repayments of principal and payments of interest by Funding 1 to the issuer under the issuer intercompany loan will be in sterling.

To hedge its currency exchange rate exposure, including the interest rate exposure connected with that currency exposure, the issuer has entered into the issuer dollar currency swaps for the series 2 issuer notes with the issuer dollar currency swap providers and the issuer euro currency swaps for the series 4 issuer notes with the issuer euro currency swap provider.

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

There may be a delay in payment of interest on series 2class A issuer notes on the occurrence of a trigger event or enforcement of the issuer security

After the occurrence of a trigger event or enforcement of the issuer security, the interest payments on the series 2 class A issuer notes will no longer be payable monthly, but will be payable quarterly. In these circumstances a noteholder will not receive interest under the series 2 class A issuer notes on the expected payment dates.

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

Funding 1 will use principal receipts that would have been applied to repay the term advances with the lowest rating designation to pay interest on those other term advances and senior expenses described in the preceding paragraph where there is a shortfall of monies to pay those amounts. At the closing date, the relevant term advances with the rating designation include the issuer term BBB advances. If Funding 1 uses principal to repay interest and senior expenses in this manner, there will be less principal available to repay the issuer term BBB advances and the corresponding classes of issuer notes.

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

As used in this section, the term “United States holder” means a beneficial owner of US notes that is for US federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation) or partnership, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) any estate the income of which is subject to US federal income tax regardless of the source of its income; or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. If a partnership holds US notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding US notes should consult their own tax advisers regarding the personal tax consequences to them.. A “Non-United States holder” is a beneficial owner of US notes that is not a United States holder.

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

•                  issuer dollar currency swaps: to protect the issuer against changes in the sterling to US dollar exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and a LIBOR based rate for three-month dollar deposits, applicable to the series 2 issuer notes, and to address the difference in periodicity between the interest payment dates in respect of the intercompany loans, which occur quarterly, on and following the interest payment date occurring immediately thereafter; and

•                  issuer euro currency swaps: to protect the issuer against changes in the sterling to euro exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and a EURIBOR based rate for three-month euro deposits applicable to the series 4 class A1 issuer notes, the series 4 class B issuer notes, the series 4 class C issuer notes.

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

Funding 1, the Funding 1 swap provider and the security trustee have entered into the Funding 1 swap as amended and restated March 22, 2006 The Funding 1 swap:

•                  has a notional amount that is sized to hedge against any potential interest rate mismatches in relation to the current issues outstanding;; and

•                  provides for the notional amount to be increased as appropriate to hedge against similar potential interest rate mismatches in relation to any new issues.

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

•                  in respect of the issuer swaps, at the option of the issuer, and in respect of the Funding 1 swap, at the option of Funding 1, if certain tax representations by the relevant swap provider prove to have been untrue or misleading in any material respect;

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

•                  at the option of the relevant swap provider but subject to obtaining the consent of the security trustee (in the case of the issuer swaps) or the note trustee (in the case of the Funding 1 swap) (which, if certain conditions are satisfied, shall be given), if withholding taxes are imposed on payments made by the relevant swap provider under the relevant swap due to a change in law or, as the case may be, by the AIG issuer swap guarantor under the AIG issuer swap guarantee; and

•                  if the relevant swap provider or its guarantor, as applicable, is downgraded and fails to comply with the requirements of the ratings downgrade provision contained in the relevant swap agreement.

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

Each swap provider will generally be obliged to gross up payments made by it to Funding 1 or the issuer, as appropriate, if withholding taxes are imposed on payments made under the Funding 1 swap or the issuer swaps. However, if a swap provider is required to gross up a payment under a swap due to a change in law, the relevant swap provider may, subject to the obtaining consent of the security trustee (in the case of the issuer swaps) or the note trustee (in the case of the Funding 1 swap), terminate the relevant swap.

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