Form 20-F
period 2005-12-31
PERMANENT FUNDING NO 1 LTD; PERMANENT MORTGAGES TRUSTEE LTD; Permanent Financing (No. 7) PLC
filed 2006-06-28
CIK 1174117, 1174118, 1314476

As filed with the Securities and Exchange Commission on June 28, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from __________ to ___________
or
☐	Shell Company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report ___________

Commission file number:            333-122182

PERMANENT FINANCING (NO. 7) PLC

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

Title of each class

$1,400,000,000 series 2 class A notes due September 2014

$60,700,000 series 2 class B notes due June 2042

$59,200,000 series 2 class C notes due June 2042

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

Large Accelerated Filer ☐   Accelerated Filer ☐   Non-accelerated filer ☒

1 These items have not been offered directly to investors. Permanent Mortgages Trustee Limited is the registrant for the Funding 1 interest in the mortgages trust and is holding the Funding interest in the mortgages trust on behalf of Permanent Funding (No. 1) Limited. The Funding 1 interest in the mortgages trust is the primary source of payments on the term advances listed. Permanent Funding (No. 1) Limited is the registrant for the term advances and has issued the term advances to Permanent Financing (No. 7) PLC. The term advances are the primary source of payments on the series 2 notes. Permanent Financing (No. 7) PLC is the registrant for the series 2 notes.

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

Not applicable.

PRESENTATION OF INFORMATION

This annual report on Form 20-F relates to Permanent Financing (No. 7) PLC (the “issuer”) and the following securities (the “issuer notes”), which were issued pursuant to a trust deed dated March 23, 2005 (the “issuer trust deed”), between the issuer and The Bank of New York, as note trustee (the “note trustee”):

•                  $1,400,000,000 series 2 class A notes due September 2014

•                  $60,700,000 series 2 class B notes due June 2042

•                  $59,200,000 series 2 class C notes due June 2042

This annual report on Form 20-F also relates to the following advances made pursuant to the intercompany loan agreement dated March 23, 2005 (the “issuer intercompany loan agreement”), between the issuer, Permanent Funding (No. 1) Limited (“Funding 1”), The Bank of New York, as security trustee (the “security trustee”) and Citibank, N.A., as agent bank:

•                  £732,218,000 series 2 term AAA advance

•                  £31,747,000 series 2 term AA advance

•                  £30,963,000 series 2 term BBB advance

This annual report on Form 20-F further relates to Funding 1’s interest in the mortgages trust, comprising, among other things, the initial portfolio of loans and their related security assigned to Permanent Mortgages Trustee Limited (the “mortgages trustee”) by Halifax plc (the “seller”) on June 14, 2002, and on several subsequent dates any new loans and their new related security assigned to the mortgages trustee by the seller after March 23, 2005(the “closing date”), any increase in the outstanding principal balance of a loan due to the borrower taking payment holidays or making underpayments under a loan or a borrower making a drawing under any flexible loan, any interest, principal and other amounts (excluding third party amounts) paid by borrowers on their loans and their related security, the rights under the insurance policies that are assigned to the mortgages trustee or of which the mortgages trustee has the benefit, and amounts on deposit and interest earned on the mortgages trustee guaranteed investment contract. The mortgages trustee guaranteed investment contract, or GIC, account is the bank account in which the mortgages trustee holds any cash that is part of the trust property until it is distributed to the beneficiaries. Any actual losses in relation to the loans, any actual reductions occurring in respect of the loans and distributions of principal made from time to time to the beneficiaries or the mortgages trust will be deducted from the trust property. The composition of the trust property will fluctuate as drawings under flexible loans and new loans are added and as the loans that were previously part of the trust property are repaid, mature, default or are repurchased by the seller.

Certain terms used herein and not defined have the same meaning ascribed to such terms in the Registration Statement filed on Form S-11 (the “Registration Statement”) relating to the securities (file number 333-122182).

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

Noteholders cannot rely on any person other than the issuer to make payments on the issuer notes

The issuer notes will not represent an obligation and are not the responsibility of any Halifax plc or any of its affiliates, the managers, the underwriters, the mortgages trustee, the note trustee or any other party to the transaction other than the issuer.

The issuer has a limited set of resources available to the issuer to make payments on the issuer notes

The issuers ability to make payments of principal and interest on the issuer notes and to pay its operating and administrative expenses will depend primarily on the funds being received under the issuer intercompany loan. In addition, the issuer will rely on the issuer dollar currency swaps and the issuer euro currency swaps to provide payments on the issuer notes denominated in US dollars and euro, respectively.

Funding 1 has entered into the Funding 1 liquidity facility, which is available (subject to satisfying certain conditions precedent) to pay certain amounts due and payable on the term advances made by the issuer and the previous issuers. In the event that the seller suffers certain ratings downgrades, Funding 1 will be required to fund the liquidity reserve fund, though there can be no assurance that Funding 1 will have sufficient resources to do so at such time, and Funding 1 may draw money from the liquidity reserve fund to the extent it has been funded, to pay amounts due to the issuer.

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

Funding 1 will be obliged to pay revenue receipts due to the issuer under the issuer intercompany loan only to the extent that it has revenue receipts left over after making payments ranking in priority to the issuer, such as payments of certain fees and expenses of Funding 1 and payments on certain term advances (under any intercompany loan agreements) with higher ranking designations.

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

If there is a shortfall between the amount available to pay such interest and/or principal and the amount required to pay all outstanding interest and/or principal on the issuer term AA advances and the issuer term BBB advances, then the shortfall will be deemed to be not due and payable under the issuer intercompany loan agreement and the issuer will not have any claim against Funding 1 for the shortfall.

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

There may be conflicts between the noteholders’ interests and the interests of any of the issuer’s other secured creditors, and the interests of those secured creditors may prevail over the noteholders’ interests

The issuer deed of charge requires the security trustee to consider the interests of each of the issuer secured creditors in the exercise of all of its powers, trusts, authorities, duties and discretions, but requires the security trustee, in the event of a conflict between the noteholders’ interests and the interests of any noteholders with a higher class designation and the interests of noteholders with a lower class designation or any of the other issuer secured creditors, to consider only the noteholders’ interests with a higher class designation.

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

•                  which in the opinion of the security trustee it may be expedient to make, provided that the security trustee is of the opinion that such modification will not be materially prejudicial to the interests of the secured creditors or, if it is not of that opinion in relation to any secured creditor, such secured creditor has given its written consent to such modification; or

•                  which in the opinion of the security trustee is made to correct a manifest error or an error established as such to the satisfaction of the security trustee or is of a formal, minor or technical nature.

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

In addition, the security trustee will give its consent to any modifications to the mortgage sale agreement, the servicing agreement, the cash management agreement, the Funding 1 deed of charge, the Funding 1 liquidity facility agreement, the Funding 1 swap agreement, the intercompany loan terms and conditions, the bank account agreement and the master definitions and construction schedule, that are requested by Funding 1 or the cash manager, provided that Funding 1 or the cash manager certifies to the security trustee in writing that such modifications are required in order to accommodate:

i)                 the entry by Funding 1 into new intercompany loan agreements, and/or the issue of new types of notes by new issuers and/or the addition of other relevant creditors to the transaction;

ii)              the inclusion of Permanent Funding (No. 2) PLC (“Funding 2”) as a beneficiary of the mortgages trust;

iii)           the issue of notes by Funding 2;

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

and provided further that:

•                  in respect of the matters listed in paragraphs (i) to (iv), the relevant conditions precedent to, as applicable, the addition of new issuers, the inclusion of Funding 2 as a beneficiary of the mortgages trustee, have been satisfied; and

•                  in respect of the matters listed in paragraphs (i) to (vii), the security trustee has received written confirmation from each of the rating agencies that the relevant modifications will not adversely affect the then current ratings of the notes.

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

There may be a conflict between the interests of the holders of each series of the class A issuer notes, the holders of each series of the class B issuer notes and the holders of each series of the class C issuer notes, and the interests of one series of noteholders may prevail over the interests of other series of noteholders

There may also be circumstances where the interests of the class A noteholders of one series of the issuer notes conflicts with the interests of the class A noteholders of another series of the issuer notes. Similarly, there may be circumstances where the interests of the class B noteholders of one series of the issuer notes conflicts with the interests of the class B noteholders of another series of the issuer notes or the interests of the class C noteholders of one series of the issuer notes conflicts with the interests of the class C noteholders of another series of the issuer notes.

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

Similar provisions will apply in relation to requests in writing from holders of a specified percentage of the principal amount outstanding of the issuer notes of each class within each series (the principal amount outstanding being converted into sterling for the purposes of making the calculation). Noteholders should note that as a result of repayments of principal first to the series 2 issuer notes, then to the series 3 issuer notes, then to the series 4 issuer notes and then to the series 5 issuer notes the principal amount outstanding of each series of the issuer notes will change after the closing date.

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

•                  the servicing agreement, to ensure that Funding 2 receives the benefit of the servicer’s duties under that agreement; and

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

If Funding 1 enters into new intercompany loan agreements, then the new term advances may rank ahead of issuer term advances as to payment, and accordingly new notes may rank ahead of issuer notes as to payment

Since the closing date, Holdings has established new issuers to issue new notes to investors, and it is likely that Holdings will establish new issuers in the future. The proceeds of each new issue will be used by the new issuer to make a new intercompany loan to Funding 1. Funding 1 will use the proceeds of the new intercompany loan to:

•                  pay the seller in relation to the initial consideration for new loans and their related security to be sold to the mortgages trustee;

•                  pay the seller for a portion of the seller share of the trust property, which will result in an increase in Funding 1’s share of the trust property;

•                  refinance in whole or in part an intercompany loan or intercompany loans outstanding at that time (and if the issuer intercompany loan to Funding 1 is refinanced, noteholders could be repaid early); and/ or

•                  deposit some of those proceeds in the general reserve fund.

The payment and security priorities of the issuer notes relative to each other as set out in the issuer deed of charge and the issuer cash management agreement will not be affected as a result of an issue of new notes by a new issuer, because the new issue will be constituted by separate documents which do not affect the issuer deed of charge or the issuer cash management agreement. However, Funding 1 may be required to pay to a new issuer amounts owing under a new term advance ahead of or in the same order of priority as amounts owing to the issuer on the issuer term advances, depending on the rating designation, and the scheduled repayment date of that new term advance and other rules regarding the repayment of principal by Funding 1. If this is the case, then the relevant new noteholders will be paid before the noteholders.

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

Funding 1 has entered into the other intercompany loan agreements with other issuers, and some of the term advances in other intercompany loans rank ahead of some of the issuer term advances in the issuer intercompany loan as to payment, and accordingly some of the notes issued by the previous issuers rank ahead of some of the issuer notes as to payment

The other issuers issued the previous notes to investors, the sterling equivalent of the net issue proceeds of which were used by the other issuers to make intercompany loans to Funding 1. Funding 1 used most of the proceeds of these intercompany loans from Permanent Financing (No. 1) PLC to pay the seller for the initial loans (together with their related security) that it assigned to the mortgages trustee on the initial closing date which comprised Funding 1’s original share of the trust property. Funding 1 used most of the proceeds of each other issuers’ intercompany loan to pay the seller for loans (together with their related security) sold to the mortgages trustee or to pay consideration to the seller for an increase in Funding 1’s share in the mortgages trust.

The payment and security priorities of the issuer notes relative to each other as set out in the issuer deed of charge and the issuer cash management agreement are not affected as a result of the issue of the notes by the other issuers, because the other issues were constituted by separate documents which do not affect the issuer deed of charge or the issuer cash management agreement. However, Funding 1 may be required to pay to the other issuers amounts that are owing under one or term advances ahead of or in the same order of priority as amounts owing to the issuer on the issuer term advances, depending on the rating designation, the scheduled repayment date of that previous term advance and other rules regarding the payment of interest and the repayment of principal by Funding 1. If this is the case, then the other noteholders will be paid before holders of the issuer notes.

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

There may be conflicts between the issuer and any new issuers, and the issuers interests may not prevail, which may adversely affect payments on the issuer notes.

The security trustee will exercise its rights under the Funding 1 deed of charge only in accordance with directions given by the issuers (which could be the issuer, and, if Funding 1 enters into new intercompany loans, any new issuer) that have the highest rating designation at that time, provided that the security trustee is indemnified and/or secured to its satisfaction.

If the security trustee receives conflicting directions, it will follow the directions given by the relevant issuers representing the largest principal amount outstanding of the term advances with the highest rating designation. If the issuer is not in the group representing that largest principal amount, then the issuers interests may not prevail. This could ultimately cause a reduction in the payments noteholders receive on the issuer notes. For example, if the term advances with the highest rating designation at the time of a direction are the term AAA advances, then in the event of conflicting direction being given by issuers with outstanding term AAA advances, the security trustee will follow the direction given by those issuers holding the largest principal amount outstanding of term AAA advances.

As new loans are sold to the mortgages trustee, the characteristics of the trust property may change from those existing at the closing date, and those changes may adversely affect payments on the issuer notes

There is no guarantee that any new loans sold to the mortgages trustee will have the same characteristics as the loans in the initial portfolio as at the closing date. In particular, new loans may have different payment characteristics from the loans in the initial portfolio. The ultimate effect of this could be to delay or reduce the payments noteholders receive on the issuer notes.

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

No assurance can be given that Funding 1 will accumulate sufficient funds during the cash accumulation period relating to the issuer series 2 term AAA advance and/or the cash accumulation period relating to each scheduled amortization installment under the issuer series 3 term AAA advance, the issuer series 4 term AAA advance and the issuer series 5 term AAA advance to enable it to repay these issuer term advances to the issuer so that the corresponding classes of issuer notes will be redeemed in accordance with their scheduled redemption dates.

During the cash accumulation period for the issuer bullet term advances and scheduled amortization installments, repayments of principal will only be made on the issuer term AA advances or the issuer term BBB advances that are due and payable if the quarterly CPR of the loans in the trust property is greater than 15 per cent. and certain other conditions are met. This means that there may be no corresponding repayments of principal on the class B issuer notes or the class C issuer notes.

The extent to which sufficient funds are saved by Funding 1 during a cash accumulation period or received by it from its share in the mortgages trust for application on a scheduled repayment date will depend on whether the actual principal prepayment rate of the loans is the same as the assumed principal prepayment rate. If Funding 1 is not able to save enough money during a cash accumulation period or does not receive enough money from its share in the mortgages trust for application on a scheduled repayment date to repay the relevant issuer term AAA advance (and if it is unable to make a drawing on the reserve funds to make good the shortfall) so that the issuer can redeem the class A issuer notes of the corresponding series on their respective scheduled redemption date(s), then Funding 1 will be required to pay to the issuer on those scheduled redemption dates only the amount that it has actually saved or received. Any shortfall will be deferred and paid on subsequent Funding 1 interest payment dates when Funding 1 has money available to make the payment. In these circumstances, there will be a variation in the yield to maturity of the relevant class of issuer notes.

The issuers ability to redeem the series 2 class A issuer notes on their scheduled redemption dates is affected by the rate of prepayment on the loans

The rate of prepayment of loans is influenced by a wide variety of economic, social and other factors, including prevailing mortgage market interest rates, the availability of alternative financing programs, local and regional economic conditions and homeowner mobility. For instance, prepayments on the loans may be due to borrowers refinancing their loans and sales of properties by borrowers (either voluntarily or as a result of enforcement action taken). In addition, if the seller is required to repurchase a loan or loans under a mortgage account and their related security because, for example, one of the loans does not comply with the representations and warranties in the mortgage sale agreement, then the payment received by the mortgages trustee will have the same effect as a prepayment of all of the loans under that mortgage account. Because these factors are not within the issuers control or the control of Funding 1 or the mortgages trustee, the issuer cannot give any assurances as to the level of prepayments that the portfolio may experience.

Variation in the rate of prepayments of principal on the loans may affect each class of issuer notes differently depending upon amounts already repaid by Funding 1 to the issuer under the issuer intercompany loan and whether a trigger event has occurred, or a loan is subject to a product switch or a further advance or the security granted by the issuer under the issuer deed of charge has been enforced. If prepayments on the loans occur less frequently than anticipated, then there may not be sufficient funds available to redeem the series 2 class A issuer notes in full on their scheduled redemption dates.

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

The occurrence of trigger events and enforcement of the issuer security may adversely affect the scheduled redemption dates of the series 2 class A issuer notes, series 3 class A issuer notes, series 4 class A issuer notes and/or series 5 class A issuer notes

If no trigger event has occurred and the issuer security has not been enforced in accordance with the terms of the issuer deed of charge, then payments of principal will not occur on the series 2 class A issuer notes, series 3 class A issuer notes, series 4 class A issuer notes and/or series 5 class A issuer notes before their respective scheduled redemption dates.

If a trigger event occurs or the issuer security is enforced in accordance with the issuer deed of charge prior to the scheduled redemption dates for the series 2 class A issuer notes, series 3 class A issuer notes, series 4 class A issuer notes and/or series 5 class A issuer notes, then the relevant classes of issuer notes outstanding will not be repaid on their scheduled redemption dates but will be repaid on each interest payment date from monies received from Funding 1 on the issuer term AAA advances of the corresponding series as described in the following three risk factors.

If an asset trigger event occurs, any series 2 class A issuer notes, series 3 class A issuer notes, series 4 class A issuer notes and/or series 5 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates

When an asset trigger event has occurred, the mortgages trustee will distribute principal receipts on the loans to Funding 1 and the seller proportionally and equally based on their percentage shares of the trust property (that is, the Funding 1 share percentage and the seller share percentage). When an asset trigger event has occurred, after making requisite payments to the Funding 1 liquidity facility provider and replenishing the reserve funds, Funding 1 will repay:

first, the term AAA advances in respect of the issuer intercompany loan, the previous intercompany loans and any new intercompany loans, until each of those term AAA advances is fully repaid;

then, the term AA advances in respect of the issuer intercompany loan, the previous intercompany loans and any new intercompany loans, until each of those term AA advances is fully repaid;

then, the term A advances in respect of the previous intercompany loans and any new intercompany loans, until each of those term A advances is fully repaid; and

then, the term BBB advances in respect of the issuer intercompany loan, the previous intercompany loans and any new intercompany loans, until each of those term BBB advances is fully repaid.

If an asset trigger event occurs, any series 2 class A issuer notes, series 3 class A issuer notes, series 4 class A issuer notes and/or series 5 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates, and there is also a risk that they will not be repaid by their final maturity dates.

If a non-asset trigger event occurs, any series 2 class A issuer notes, series 3 class A issuer notes, series 4 class A issuer notes and/or series 5 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates

If a non-asset trigger event has occurred but an asset trigger event has not occurred, the mortgages trustee will distribute all principal receipts to Funding 1 until the Funding 1 share percentage of the trust property is zero. When a non-asset trigger event has occurred, after making requisite payments to the Funding 1 liquidity facility provider and to replenish the reserve funds, Funding 1 will repay:

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

If a non-asset trigger event occurs, any series 2 class A issuer notes, series 3 class A issuer notes, series 4 class A issuer notes and/or series 5 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates.

If the issuer security is enforced, any series 2 class A issuer notes, series 3 class A issuer notes, series 4 class A issuer notes and/or series 5 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates

If the issuer security is enforced, then the mortgages trustee will distribute funds as required under the terms of the transaction agreements. In these circumstances, any series 2 class A issuer notes, series 3 class A issuer notes, series 4 class A issuer notes and/or series 5 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates and there is also a risk that those class A issuer notes may not be repaid by their final maturity dates.

Loans subject to further advances will be repurchased by the seller from the mortgages trustee, which will affect the prepayment rate of the loans, and this may affect the yield to maturity of the issuer notes

If the seller at its discretion decides to grant a borrower a further advance under a loan which has been sold to the mortgages trustee, then the seller will be required to repurchase that loan under the relevant mortgage account and its related security from the mortgages trustee save for any loan in arrears at a price equal to the outstanding principal balance of those loans together with any accrued and unpaid interest and expenses to the date of purchase. The yield to maturity of the issuer notes may be affected by the repurchase of loans subject to further advances.

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

A loan will be subject to a product switch if the borrower and the seller agree on or the servicer sends an offer of a variation in the financial terms and conditions applicable to the relevant borrower’s loan, other than:

•                  any variation agreed with a borrower to control or manage arrears on the loan;

•                  any variation to the interest rate as a result of a borrower being linked to HVR 2;

•                  any variation in the maturity date of the loan unless, while the issuer intercompany loan is outstanding, it is extended beyond June 2040;

•                  any variation imposed by statute;

•                  any variation of the rate of interest payable in respect of the loan where that rate is offered to the borrowers of more than 10 per cent. by outstanding principal amount of loans in the trust property in any interest period; or

•                  any variation in the frequency with which the interest payable in respect of the loan is charged.

The yield to maturity of the issuer notes may be affected by the repurchase of loans subject to product switches.

Ratings assigned to the issuer notes may be lowered or withdrawn after the noteholders purchase the issuer notes, which may lower the market value of the issuer notes

The ratings assigned to each class of issuer notes address the likelihood of full and timely payment to the noteholders of all payments of interest on each interest payment date under those classes of issuer notes. The ratings also address the likelihood of “ultimate’’ payment of principal on the final maturity date of each class of issuer notes. Any rating agency may lower its rating or withdraw its rating if, in the sole judgment of the rating agency, the credit quality of the issuer notes has declined or is in question. If any rating assigned to the issuer notes is lowered or withdrawn, the market value of the issuer notes may be reduced. A change to the ratings assigned to a class of issuer notes will not affect the rating designation of each issuer term advance in the intercompany loans.

Principal payments on the original pass-through term advances will be deferred in some circumstances

Principal repayments on the issuer term AA advances and/or the issuer term BBB advances will be deferred in the following circumstances:

If on a Funding 1 interest payment date:

•                  there is a debit balance on the BBB principal deficiency sub-ledger, the A principal deficiency sub-ledger or the AA principal deficiency sub-ledger, after application of the Funding 1 available revenue receipts on that Funding 1 interest payment date; or

•                  the adjusted general reserve fund level is less than the general reserve fund threshold; or

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

then, on or before their step-up dates, the issuer term advances which are original pass-through term advances will be entitled to principal repayments only to the extent permitted under the pass- through repayment restrictions

Series 2 issuer notes, series 3 issuer notes, series 4 issuer notes and series 5 issuer notes may be subject to risk if the trust property deteriorates after repayment of previous series of the issuer notes

If the loans comprising the trust property do not perform as expected at any time after the repayment of previous series of issuer notes, then the unpaid series of issuer notes will be adversely affected.

Noteholders may be subject to risks relating to exchange rates on the issuer notes

Repayments of principal and payments of interest on the series 2 issuer notes will be made in US dollars and on the series 3 issuer notes will be made in euro, but the issuer term advances to be made by the issuer to Funding 1 and repayments of principal and payments of interest by Funding 1 to the issuer under the issuer intercompany loan will be in sterling.

To hedge its currency exchange rate exposure, including the interest rate exposure connected with that currency exposure, the issuer has entered into the issuer dollar currency swaps for the series 2 issuer notes with the issuer dollar currency swap providers and the issuer euro currency swaps for the series 3 issuer notes with the issuer euro currency swap provider.

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

The mortgages trustee GIC provider or the Funding 1 GIC provider may cease to satisfy certain criteria to provide the mortgages trustee GIC account or the Funding 1 GIC account

The mortgages trustee GIC provider and the Funding 1 GIC provider are required to satisfy certain criteria (including certain criteria and/or permissions set or required by the Financial Services Authority (the “FSA”) from time to time) in order to continue to receive deposits in the mortgages trustee GIC account and the Funding 1 GIC account respectively. If either the mortgages trustee GIC provider or the Funding 1 GIC provider ceases to satisfy those criteria then the relevant account may be transferred to another entity which does satisfy those criteria. In these circumstances the new GIC provider may not offer a GIC on terms as favorable as those provided by the mortgages trustee GIC provider or the Funding 1 GIC provider.

The criteria referred to above include a requirement that the short-term, unguaranteed and unsecured debt ratings of the mortgages trustee GIC provider or the Funding 1 GIC provider, as the case may be, are at least A-1+ by Standard & Poor’s, F1+ by Fitch and P-1 by Moody’s, unless each rating agency confirms that its then current rating of the notes would not be adversely affected as a result of such ratings falling below these minimum ratings.

Termination payments on the issuer swaps may adversely affect the funds available to make payments on the issuer notes

If any of the issuer swaps terminates, the issuer may as a result be obliged to make a termination payment to the relevant issuer swap provider. The amount of the termination payment will be based on the cost of entering into a replacement issuer swap. Under the issuer intercompany loan agreement, Funding 1 will be required to pay the issuer an amount equal to any termination payment due by the issuer to the relevant issuer swap provider. Funding 1 will also be obliged to pay the issuer any extra amounts which it may be required to pay to enter into a replacement swap.

The issuer cannot give noteholders any assurance that Funding 1 will have the funds available to make that payment or that the issuer will have sufficient funds available to make any termination payment under any of the issuers’ issuer swaps or to make subsequent payments to noteholders in respect of the relevant series and class of issuer notes. Nor can the issuer give noteholders any assurance that it will be able to enter into a replacement issuer swap or, if one is entered into, that the credit rating of the replacement issuer swap provider will be sufficiently high to prevent a downgrading of the then current ratings of the issuer notes by the rating agencies.

Except where the relevant issuer swap provider has caused the relevant issuer swap to terminate by its own default, any termination payment due by the issuer will rank equally not only with payments due to the holders of the series and class of issuer notes which rank equally with the series and class of issuer notes to which the relevant issuer swap relates but also with payments due to the holders of any other series and class of issuer notes which rank equally with the series and class of issuer notes to which the relevant issuer swap relates. Any additional amounts required to be paid by the issuer following termination of the relevant issuer swap

(including any extra costs incurred (for example, from entering into “spot’’ currency transactions or interest rate swaps) if the issuer cannot immediately enter into a replacement swap) will also rank equally not only with payments due to the holders of the series and class of issuer notes to which the relevant issuer swap relates but also with payments due to the holder of any other series and class of issuer notes which rank equally with the series and class of issuer notes to which the relevant issuer swap relates. Furthermore, any termination payment or additional payment or additional amounts required to be paid by the issuer following termination of an issuer swap will rank ahead of payments due to the holders of any series and class of issuer notes which ranks below the series and class of issuer notes to which the relevant issuer swap relates. Therefore, if the issuer is obliged to make a termination payment to the relevant issuer swap provider or to pay any other additional amount as a result of the termination of the relevant issuer swap, this may affect the funds which the issuer has available to make payments on the issuer notes of any class and any series.

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

Funding 1 will use principal receipts that would have been applied to repay the term advances with the lowest rating designation rating to pay interest on those other term advances and senior expenses described in the preceding paragraph where there is a shortfall of monies to pay those amounts. At the closing date, the relevant rating designation include the issuer term BBB advances. If Funding 1 uses principal to repay interest and senior expenses in this manner, there will be less principal available to repay the issuer term BBB advances and the corresponding classes of issuer notes.

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

During the term of the transaction, however, it is expected that any principal deficiencies of this sort will be recouped from subsequent excess revenue receipts and amounts standing to the credit of the reserve funds. The revenue receipts will be applied first to cover any principal deficiency in respect of the term advances with the highest rating designation and then the term advances with the next highest rating designation and so on down to the term advances with the lowest rating designation

If there are insufficient funds available because of revenue or principal deficiencies, then one or more of the following consequences may occur:

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

The issuer will only have recourse to the seller if there is a breach of warranty by the seller, but otherwise the seller’s assets will not be available to the issuer as a source of funds to make payments on the issuer notes

After an intercompany loan acceleration notice under an intercompany loan is given the security trustee may, but shall not be obliged to, sell the Funding 1 share of the trust property. There is no assurance that a buyer would be found or that such a sale would realize enough money to repay amounts due and payable under the issuer intercompany loan agreement.

The issuer, Funding 1 and the mortgages trustee will not, have any recourse to the seller of the loans, other than in respect of a breach of warranty under the mortgage sale agreement.

The issuer, Funding 1, the mortgages trustee, and the security trustee will not, undertake any investigations, searches or other actions on any loan or its related security and each of them will rely instead on the warranties given in the mortgage sale agreement by the seller.

If any of the warranties made by the seller (a) in the case of each loan in the portfolio, was materially untrue on the date that loan was assigned to the mortgages trustee or (b) in the case of each new loan, is materially untrue on the date that new loan is assigned to the mortgages trustee, then the seller will be required to remedy the breach

If the seller fails to remedy the breach then the seller will be required to repurchase the loan or loans under the relevant mortgage account and their related security at their outstanding principal balance as of the date of repurchase together with any arrears of interest and accrued and unpaid interest and expenses. There can be no assurance that the seller will have the financial resources to repurchase the loan or loans under the relevant mortgage account and their related security. However, if the seller does not repurchase those loans and their related security when required, then the seller’s share of the trust property will be deemed to be reduced by an amount equal to the principal amount outstanding of those loans together with any arrears of interest and accrued and unpaid interest and expenses.

Other than as described here, neither the noteholders nor the issuer has any recourse to the assets of the seller.

There can be no assurance that a borrower will repay principal at the end of the term on an interest-only loan, which may adversely affect repayments on the issuer notes

Each loan in the portfolio is repayable either on a principal repayment basis or an interest-only basis. Of the loans in the portfolio as at January 1, 2006, approximately 31.97 per cent. were interest-only loans. For interest-only loans, because the principal is repaid in a lump sum at the maturity of the loan, the borrower is recommended to have some repayment mechanism (such as an investment plan) in place which is intended to provide sufficient funds to repay the principal at the end of the term. However, the seller does not ensure that a repayment mechanism is in place in all cases and does not take security over these repayment mechanisms. The borrower is also recommended to take out a life insurance policy in relation to the loan but, as with repayment mechanisms, the seller does not take security over these life insurance policies.

The ability of a borrower to repay the principal on an interest-only loan at maturity depends on the borrower ensuring that sufficient funds are available from an investment plan or another source, such as ISAs, pension policies, personal equity plans or endowment policies, as well as the financial condition of the borrower, tax laws and general economic conditions at the time.

There can be no assurance that the borrower will have the funds required to repay the principal at the end of the term. If a borrower cannot repay the loan and a loss occurs on the loan, then this may affect repayments of principal on the issuer notes if that loss cannot be cured by application of excess Funding 1 available revenue receipts.

There may be risks associated with the fact that the mortgages trustee has no legal title to the loans and their related security, which may adversely affect payments on the issuer notes

The sale by the seller to the mortgages trustee of the English mortgages will take effect in equity only. The sale by the seller to the mortgages trustee of the Scottish mortgages has been given effect by a Scottish declaration of trust by the seller (and any sale of Scottish mortgages on the closing date and in the future will be given effect by further Scottish declarations of trust) by which the beneficial interest in the Scottish mortgages has been or will be transferred to the mortgages trustee. In each case this means that legal title to the loans in the trust property remains with the seller, but the mortgages trustee has all the other rights and benefits relating to ownership of each loan and its related security (which rights and benefits are subject to the trust in favor of the beneficiaries). The mortgages trustee has the right to demand that the seller give it legal title to the loans and the related security in certain circumstances and until then the mortgages trustee will not give notice of the sale of the English mortgages to any borrower or apply to the Land Registry or the Central Land Charges Registry to register or record its equitable interest in the English mortgages or take any steps to complete or perfect its title to the Scottish mortgages.

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

The amount of the claim in respect of a drawing will, in many cases, be the cost to the borrower of finding an alternative source of finance although, in the case of flexible loans or delayed cashbacks which are Scottish, it is possible that the borrower’s rights of set-off could extend to the full amount of the relevant drawing: the borrower may obtain a loan elsewhere in which case the damages would be equal to any difference in the borrowing costs together with any consequential losses, namely the associated costs of obtaining alternative funds (for example, legal fees and survey fees). If the borrower is unable to obtain an alternative loan, he or she may have a claim in respect of other losses arising from the seller’s breach of contract where there are special circumstances communicated by the borrower to the seller at the time the mortgage was taken out or which otherwise were reasonably foreseeable. In either case, the damages claim will be limited by general legal principles concerning remoteness of loss and mitigation. These include (i) the principle that something, which is a real possibility but would only occur in a small minority of cases, will not usually fall within the contractual measure of damages, and (ii) the borrower’s duty to mitigate his loss.

In respect of a delayed cashback, underpayment or payment holiday the claim is likely to be in an amount equal to the amount due under the delayed cashback together with interest and expenses and consequential losses (if any).

A borrower may also attempt to set-off against his or her mortgage payments an amount greater than the amount of his or her damages claim (or exercise analogous rights in Scotland). In that case, the seller will be entitled to take enforcement proceedings against the borrower although the period of non-payment by the borrower is likely to continue until a judgment is obtained.

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

There can be no assurance that a substitute servicer with sufficient experience of administering mortgages of residential properties would be found who would be willing and able to service the loans on the terms of the servicing agreement. In addition, as described below, any substitute servicer will be required to be authorized under the FSMA (as defined below) in order to administer loans that constitute regulated mortgage contracts. The ability of a substitute servicer fully to perform the required services would depend, among other things, on the information, software and records available at the time of the appointment. Any delay or inability to appoint a substitute servicer may affect payments on the loans and hence the issuers ability to make payments when due on the issuer notes.

You should note that the servicer has no obligation itself to advance payments that borrowers fail to make in a timely fashion.

Funding 1 may not receive the benefit of any claims made on the buildings insurance which could adversely affect payments on the issuer notes

No assurance can be given that Funding 1 will always receive the benefit of any claims made under any applicable insurance contracts. This could reduce the principal receipts received by Funding 1 according to the Funding 1 share percentage and could adversely affect the issuers ability to redeem the issuer notes. The noteholders should note that buildings insurance is renewed annually.

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

Under new distance marketing regulations, some of the loans may be cancelable, which may have an adverse effect on the Issuer’s ability to make payments on the issuer notes

The Financial Services (Distance Marketing) Regulations 2004 apply to, among other things, credit agreements entered into on or after 31 October 2004 by means of distance communication (i.e. without any substantive simultaneous physical presence of the originator and the borrower). A regulated mortgage contract under the FSMA, if originated by a UK lender from an establishment in the United Kingdom, will not be cancelable under these regulations. Certain other credit agreements will be cancelable under these regulations if the borrower does not receive prescribed information at the prescribed time. Where the credit agreement is cancelable under these regulations, the borrower may send notice of cancellation at any time before the end of the fourteenth day after the day on which the cancelable agreement is made, where all the prescribed information has been received, or, if later, the borrower receives the last of the prescribed information.

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

The FSA has agreed with the OFT to take responsibility for the enforcement of the UTCCR in mortgage agreements. In May 2005, the FSA issued a statement of good practice on fairness of terms in consumer contracts which is relevant to firms authorized and regulated by the FSA in relation to products and services within the FSA’s regulatory scope. The statement provides that for locked-in borrowers, a lender may consider drafting the contract to permit a change in the contract be made only where any lock-in clause is not exercised.

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

Implementation of the Unfair Commercial Practices Directive

In May 2005, the European Parliament and the Council adopted a directive on unfair business-to-consumer commercial practices (the “Unfair Practices Directive”). Generally, this directive applies full harmonization, which means that member states may not impose more stringent provisions in the fields to which full harmonization applies. By way of exception, this directive permits member states to impose more stringent provisions in the fields of financial services and immovable property, such as mortgage loans.

The Unfair Practices Directive provides that enforcement bodies may take administrative action or legal proceedings against a commercial practice on the basis that it is “unfair” within the directive. This directive is intended to protect only collective interests of consumers, and so is not intended to give any claim, defense or right of set-off to an individual consumer.

In December 2005, the DTI published a consultation paper on implementing the Unfair Practices Directive and amending existing consumer legislation. The Directive must be transposed into UK law by June 12, 2007, and those laws must come into force in December 2007 in the UK and other member states. The implementing legislation will be subject to a transitional period until June 12, 2013 for applying full harmonization in the fields to which it applies. It is too early to predict what effect the implementation of the Unfair Practices Directive would have on the loans.

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

C.            Markets

The principal trading market for each class of the issuer notes is the London Stock Exchange. The issuer notes have been listed on the London Stock Exchange since March 23, 2005.

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

United States Federal Income Taxation

The following section summarizes the material US federal income tax consequences of the purchase, ownership and disposition of the series 2 issuer notes (the “US notes”). In general, the summary assumes that a holder acquires the US notes at original issuance and holds the US notes as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the US notes. In particular, it does not discuss special tax considerations that may apply to certain types of taxpayers, including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in stocks, securities, notional principal contracts or currencies; (iv) tax-exempt entities; (v) regulated investment companies; (vi) persons that will hold the US notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for US federal income tax purposes; (vii) persons that own (or are deemed to own) 10 per cent. or more of the voting shares of the issuer; (viii) persons who hold US notes through partnerships or other pass-through entities; and (ix) persons that have a “functional currency” other than the US dollar. In addition, this summary does not address alternative minimum tax consequences, nor does it describe any tax consequences arising under the laws of any taxing jurisdiction other than the US federal government.

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

Tax status of the issuer, Funding 1, the mortgages trustee and the mortgages trust

Each of the issuer, Funding 1 and the mortgages trustee acting it its capacity as trustee of the mortgages trust covenants not to engage in any activities in the United States (directly or through agents), not to derive any income from sources within the United States as determined under US federal income tax principles, and not to hold any property if doing so would cause it to be engaged or deemed to be engaged in a trade or business within the United States as determined under US federal income tax principles. Assuming compliance with these covenants, none of the issuer, Funding 1 or the mortgages trustee acting in its capacity as trustee of the mortgages trust will be subject to US federal income tax. No elections will be made to treat the issuer, Funding 1 or the mortgages trustee or any of their assets as a REMIC (a type of securitisation vehicle having a special tax status under the Code).

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

It is possible that interest on the US notes that are class B and class C issuer notes could be treated as OID because such interest is subject to deferral in certain limited circumstances. A United States holder of a US note issued with OID must include OID in income over the term of such US note under a constant yield method that takes into account the compounding of interest. Under the Code, OID is calculated and accrued using prepayment assumptions where payments on a debt instrument may be accelerated by reason of prepayments of other obligations securing such debt instrument. Moreover, the legislative history to the provisions provide that the same prepayment assumptions used to price a debt instrument be used to calculate OID, as well as to accrue market discount and amortize premium. Here, prepayment of the mortgage loans is not expected to alter the scheduled principal payments on the US notes that are class B and class C issuer notes and, accordingly, the issuer intends to assume that such C US notes will have their principal repaid according to the schedule for purposes of accruing any OID. No representation is made that the mortgage loans will pay on the basis of such prepayment assumption or in accordance with any other prepayment scenario.

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

One possible alternative characterization is that the US Internal Revenue Service (“IRS”) could assert that the class C or any other class of US notes should be treated as equity in the issuer for US federal income tax purposes because the issuer may not have substantial equity. If the class C or any other class of US notes were treated as equity, United States holders of such notes would be treated as owning equity in a passive foreign investment company (“PFIC”) which, depending on the level of ownership of such United States holder and certain other factors, might also constitute an interest in a controlled foreign corporation (“CFC”) for such United States holder. A US note that is treated as an equity interest in a PFIC or CFC rather than a debt instrument would have certain timing and character consequences to a United States holder and could require certain elections and disclosures that would need to be made shortly after acquisition to avoid potentially adverse US tax consequences.

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

•                  issuer dollar currency swaps: to protect the issuer against changes in the sterling to US dollar exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and a LIBOR based rate for three-month dollar deposits, applicable to the series 2 issuer notes , and to address the difference in periodicity between the interest payment dates in respect of the intercompany loans, which occur quarterly. and

•                  issuer euro currency swaps: to protect the issuer against changes in the sterling to euro exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and a EURIBOR based rate for three-month euro deposits applicable to the series 4 class A1 issuer notes, the series 4 class B issuer notes, the series 4 class C issuer notes.

The Funding 1 swap

Some of the loans in the portfolio pay a variable rate of interest for a period of time which may either be linked to the mortgages trustee variable base rate or linked to a variable interest rate other than the mortgages trustee variable base rate, such as a rate set by the Bank of England or linked to the flexible variable rate.. Other loans pay a fixed rate of interest for a period of time. However, the interest rate payable by Funding 1 with respect to the issuer term advances is calculated as a margin over LIBOR for three-month sterling deposits. To provide a hedge against the possible variance between:

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

•                  the amount produced by applying a rate equal to the weighted average of:

         (i)  the average of the standard variable mortgage rates or their equivalent charged to existing borrowers on residential mortgage loans as published from time to time, after excluding the highest and the lowest rate, of Abbey National plc, HSBC Bank plc, Cheltenham & Gloucester, National Westminster Bank Plc, Nationwide Building Society, Northern Rock plc and Woolwich plc (and where those banks have more than one standard variable rate, the highest of those rates);

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

In the event that the Funding 1 swap is terminated prior to the service of any issuer intercompany loan acceleration notice or final repayment of any intercompany loan, Funding 1 shall enter into a replacement Funding 1 swap on terms acceptable to the rating agencies, with the security trustee and with a swap provider whom the rating agencies have previously confirmed in writing to Funding 1, the issuer and the security trustee will not cause the then current ratings of the issuer notes to be downgraded, withdrawn or qualified. If Funding 1 is unable to enter into a replacement Funding 1 swap on terms acceptable to the rating agencies, this may affect amounts available to pay interest on the intercompany loans.

The issuer currency swaps

The issuer intercompany loan is denominated in sterling, and interest payable by Funding 1 to the issuer under the issuer term advances is calculated as a margin over LIBOR for three-month sterling deposits. However, some of the issuer notes are denominated in US dollars and accrue interest at either a LIBOR based rate for one-month US dollar deposits or a LIBOR based rate for three-month US dollar deposits. In addition, the series 3 notes are denominated in euro and accrue interest at a EURIBOR based rate for three-month euro deposits. To deal with the potential interest rate and currency mismatch between (i) its receipts and liabilities in respect of the issuer intercompany loan and (ii) its receipts and liabilities under the issuer notes, the issuer has, pursuant to the terms of the issuer currency swaps, swapped its receipts and liabilities in respect of the issuer intercompany loans on terms that match the issuer’s obligations under the US dollar denominated issuer notes or the euro denominated issuer notes, as applicable.

The currency amount of each issuer currency swap is the principal amount outstanding under the term advance for the issuer notes to which the relevant issuer currency swap relates. Subject, in the case of the class B and C issuer swaps, to certain deferral of interest provisions that will apply when payment of interest under the corresponding offered issuer notes is deferred in accordance with the terms and conditions of such offered issuer notes, the issuer swap providers will pay to the issuer amounts in US dollars or euro, as applicable, that are equal to the amounts of interest to be paid on each of the classes of the offered issuer notes and the issuer will to the issuer swap providers the sterling interest amounts received on the issuer term advances corresponding to the class of the offered issuer notes. In order to allow for the effective currency amount of each issuer currency swap to amortize at the same rate as the relevant series and class of issuer notes, each issuer currency swap agreement provides that as and when the issuer notes amortize, a corresponding portion of the relevant issuer currency swap so terminated will be swapped from sterling into US dollars at the relevant dollar currency exchange rate or into euro at the euro currency exchange rate, as applicable. On the final maturity date of each class of offered issuer notes or, if earlier, the date on which such notes are redeemed in full, the issuer will pay to the relevant issuer swap provider an amount in sterling equal to the principal amount outstanding under the relevant issuer notes and the relevant issuer swap provider will pay an equivalent amount in US dollars or euro, as applicable, or, if less, the amount of principal available for payment to the relevant issuer swap provider pursuant to the cash management agreement, in either case converted by reference to the dollar currency exchange rate or euro currency exchange rate, as applicable.

The payment obligations of the series 1 issuer swap provider are guaranteed by the UBS issuer swap guarantor pursuant to a guarantee (the “UBS issuer swap guarantee”).

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

Each issuer swap other than the series 2 class A issuer swap and the series 3 class A issuer swap will terminate on the earlier of the interest payment date falling in June 2042 and the date on which all of the relevant class and series of issuer notes are redeemed in full. The series 2 class A issuer swap will terminate on the earlier of the interest payment date falling in December 2011 and the date on which the series 2 class A issuer notes are redeemed in full. The series 3 class A issuer swap will terminate on the earlier of the interest payment date falling in September 2032 and the date on which the series 3 class A issuer notes are redeemed in full.

Any swap may also be terminated in any of the following circumstances, each referred to as a “swap early termination event”:

•                  at the option of one party to the swap agreement, if there is a failure by a party to pay any amounts due under that swap and any applicable grace period has expired;

•                  in respect of the issuer swaps, at the option of the relevant swap provider, if an event of default under the relevant class of issuer notes occurs and the security trustee serves an issuer note acceleration notice;

•                  in respect of the Funding 1 swap, at the option of the Funding 1 swap provider, if an event of default under any intercompany loan occurs and the security trustee serves an intercompany loan acceleration notice;

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

•                  at the option of the issuer (in respect of the issuer swaps) or Funding 1 (in respect of the Funding 1 swap) upon the occurrence of an insolvency of the relevant swap provider, or its guarantor, as applicable, or the merger of the relevant swap provider without an assumption of the obligations under the relevant swap agreement, or if a material misrepresentation is made by the swap provider under the relevant swap agreement or a default by the relevant swap provider under an over-the-counter derivatives transaction under another agreement between the issuer and such swap provider; or if a breach of a provision of the relevant swap agreement by the swap provider is not remedied within the applicable grace period, or, if applicable, the guarantor of the relevant swap provider fails to comply with its obligations under the guarantee;

•                  if a change in law resulting in the obligations of one of the parties becoming illegal;

•                  at the option of the relevant swap provider but subject to obtaining the consent of the security trustee (in the case of the issuer swaps) or the note trustee (in the case of the Funding 1 swap) (which if certain conditions are satisfied, shall be given), if withholding taxes are imposed on payments made by the relevant swap provider under the relevant swap due to a change in law; and

•                  if the relevant swap provider or its guarantor, as applicable, is downgraded and fails to comply with the requirements of the ratings downgrade provision contained in the relevant swap agreement.

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

Each swap provider will generally be obliged to gross up payments made by it to Funding 1 or the issuer, as appropriate, if withholding taxes are imposed on payments made under the Funding 1 swap or the issuer swaps. However, if a swap provider is required to gross up a payment under a swap due to a change in law, the relevant swap provider may, subject to obtaining the consent of the security trustee (in the case of the issuer swaps) or the note trustee (in the case of the Funding 1 swap), terminate the relevant swap.

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

Exhibit 12: Section 302 certification.

Exhibit 15.1: Investor’s Report for the month of March 2005 (incorporated by reference from the Form 6-K previously filed on April 20, 2004).

Exhibit 15.2: Investor’s Report for the month of April 2005(incorporated by reference from the Form 6-K previously filed on May 12, 2005).

Exhibit 15.3: Investor’s Report for the month of May 2005(incorporated by reference from the Form 6-K previously filed on June 27, 2005).

Exhibit 15.4: Investor’s Report for the month of June 2005(incorporated by reference from the Form 6-K previously filed on July 21, 2005).

Exhibit 15.5: Investor’s Report for the month of July 2005(incorporated by reference from the Form 6-K previously filed on August 19, 2005).

Exhibit 15.6: Investor’s Report for the month of August 2005(incorporated by reference from the Form 6-K previously filed on September 27, 2005).

Exhibit 15.7: Investor’s Report for the month of September 2005(incorporated by reference from the Form 6-K previously filed on October 27, 2005).

Exhibit 15.8: Investor’s Report for the month of October 2005(incorporated by reference from the Form 6-K previously filed on November 23, 2005).

Exhibit 15.9: Investor’s Report for the month of November 2005(incorporated by reference from the Form 6-K previously filed on December 12, 2005).

Exhibit 15.10: Investor’s Report for the month of December 2005(incorporated by reference from the Form 6-K previously filed on January 20, 2006).

Exhibit 99.1: Annual Compliance Certificate for year end December 31, 2005.

Exhibit 99.2: Report of Independent Accountants.

SIGNATURES

Each registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERMANENT FINANCING (NO. 7) PLC

	By:	/s/ David Balai
	Name:	David Balai
	Title:	Director

PERMANENT FUNDING (NO. 1) LIMITED

	By:	/s/ David Balai
	Name:	David Balai
	Title:	Director

PERMANENT MORTGAGES TRUSTEE LIMITED

	By:	/s/ David Balai
Date: June 26, 2006	Name:	David Balai
	Title:	Director