Form 20-F
period 2005-12-31
PERMANENT FUNDING NO 1 LTD; Permanent Financing (No. 8) PLC; PERMANENT MORTGAGES TRUSTEE LTD
filed 2006-06-28
CIK 1174117, 1325154, 1174118

As filed with the Securities and Exchange Commission on June 28, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from __________ to ___________
or
☐	Shell Company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report ___________

Commission file number:            333-124404

PERMANENT FINANCING (NO. 8) PLC

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

Title of each class

$1,400,000,000 series 1 class A notes due June 2006

$72,700,000 series 1 class B notes due June 2042

$82,900,000 series 1 class C notes due June 2042

$1,400,000,000 series 2 class A notes due June 2014

$69,800,000 series 2 class B notes due June 2042

$82,900,000 series 2 class C notes due June 2042

$1,000,000,000 series 3 class A notes due September 2032

$52,000,000 series 3 class B notes due June 2042

$40,400,000 series 3 class C notes due June 2042

Series 1 term AAA advance1

Series 1 term AA advance1

Series 1 term BBB advance1

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

1 These items have not been offered directly to investors. Permanent Mortgages Trustee Limited is the registrant for the Funding 1 interest in the mortgages trust and is holding the Funding interest in the mortgages trust on behalf of Permanent Funding (No. 1) Limited. The Funding 1 interest in the mortgages trust will be the primary source of payments on the term advances listed. Permanent Funding (No. 1) Limited is the registrant for the term advances and has issued the term advances to Permanent Financing (No. 8) PLC. The term advances are the primary source of payments on the series 1 notes, the series 2 notes and the series 3 notes. Permanent Financing (No. 8) PLC is the registrant for the series 1 notes, the series 2 notes and the series 3 notes.

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

Not applicable.

PRESENTATION OF INFORMATION

This annual report on Form 20-F relates to Permanent Financing (No. 8) PLC (the “issuer”) and the following securities (the “issuer notes”), which were issued pursuant to a trust deed dated June 22, 2005 (the “issuer trust deed”), between the issuer and The Bank of New York, as note trustee (the “note trustee”):

•                  $1,400,000,000 series 1 class A notes due June 2006

•                  $72,700,000 series 1 class B notes due June 2042

•                  $82,900,000 series 1 class C notes due June 2042

•                  $1,400,000,000 series 2 class A notes due June 2014

•                  $69,800,000 series 2 class B notes due June 2042

•                  $82,900,000 series 2 class C notes due June 2042

•                  $1,000,000 series 3 class A notes due September 2032

•                  $52,000,000 series 3 class B notes due June 2042

•                  $40,400,000 series 3 class C notes due June 2042

This annual report on Form 20-F also relates to the following advances made pursuant to the intercompany loan agreement dated June 22, 2005 (the “issuer intercompany loan agreement”), between the issuer, Permanent Funding (No. 1) Limited (“Funding 1”), The Bank of New York, as security trustee (the “security trustee”) and Citibank, N.A., as agent bank:

•                  £761,700,000 series 1 term AAA advance

•                  £39,560,000 series 1 term AA advance

•                  £45,110,000 series 1 term BBB advance

•                  £761,700,000 series 2 term AAA advance

•                  £37,980,000 series 2 term AA advance

•                  £45,110,000 series 2 term BBB advance

•                  £544,070,000 series 3 term AAA advance

•                  £28,300,000 series 3 term AA advance

•                  £21,990,000 series 3 term BBB advance

This annual report on Form 20-F further relates to Funding 1’s interest in the mortgages trust, comprising, among other things, the initial portfolio of loans and their related security assigned to Permanent Mortgages Trustee Limited (the “mortgages trustee”) by Halifax plc (the “seller”) on June 14, 2002, and on several subsequent dates any new loans and their new related security assigned to the mortgages trustee by the seller after June 22, 2005 (the “closing date”), any increase in the outstanding principal balance of a loan due to the borrower taking payment holidays or making underpayments under a loan or a borrower making a drawing under any flexible loan, any interest, principal and other amounts (excluding third party amounts) paid by borrowers on their loans and their related security, the rights under the insurance policies that are assigned to the mortgages trustee or of which the mortgages trustee has the benefit, and amounts on deposit and interest earned on the mortgages trustee guaranteed investment contract. The mortgages trustee guaranteed investment contract, or GIC, account is the bank account in which the mortgages trustee holds any cash that is part of the trust property until it is distributed to the beneficiaries. Any actual losses in relation to the loans, any actual reductions occurring in respect of the loans and distributions of principal made from time to time to the beneficiaries or the mortgages trust will be deducted from the trust property. The composition of the trust property will fluctuate as drawings under flexible loans and new loans are added and as the loans that were previously part of the trust property are repaid, mature, default or are repurchased by the seller.

Certain terms used herein and not defined have the same meaning ascribed to such terms in the Registration Statement filed on Form S-11 (the “Registration Statement”) relating to the securities (file number 333-124404).

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

Funding 1 will be obliged to pay revenue receipts due to the issuer under the issuer intercompany loan only to the extent that it has revenue receipts left over after making payments ranking in priority to the issuer, such as payments of certain fees and expenses of Funding 1 and payments on certain term advances (under any intercompany loan agreement)with higher ranking designations.

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

There may be conflicts between the noteholders’ interests and the interests of any of the issuer’s other secured creditors, and the interests of those secured creditors may prevail over the noteholders’ interests

The issuer deed of charge requires the security trustee to consider the interests of each of the issuer secured creditors in the exercise of all of its powers, trusts, authorities, duties and discretions, but requires the security trustee, in the event of a conflict between the noteholders’ interests and the interests note holders with a higher class designation and the interests of noteholders with a lower class designation or any of the other issuer secured creditors, to consider only the noteholders’ interests with a higher class designation..

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

In addition, the security trustee will give its consent to any modifications to the mortgage sale agreement, the servicing agreement, the cash management agreement, the Funding 1 deed of charge, the Funding 1 liquidity facility agreement, the Funding 1 swap agreement, the intercompany loan terms and conditions, the bank account agreement and the master definitions and construction schedule, that are requested by Funding 1 or the cash manager, provided that Funding 1 or the cash manager certifies to the security trustee in writing that such modifications are required in order to accommodate:

i)                 the entry by Funding 1 into new intercompany loan agreements, and/or the issue of new types of notes by new issuers, and/or the addition of other relevant creditors to the transaction;

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

There may be a conflict between the interests of the holders of each series of the class A issuer notes, the holders of each series of the class B issuer notes and the holders of each series of the class C issuer notes, and the interests of one series of noteholders may prevail over the interests of other series of noteholders

There may also be circumstances where the interests of the class A noteholders of one series of the issuer notes (or, in the case of the series 5 class A issuer notes, a sub-class) conflicts with the interests of the class A noteholders of another series of the issuer notes (or , in the case of the series 5 class A issuer notes, a sub-class). Similarly, there may be circumstances where the interests of the class B noteholders of one series of the issuer notes conflicts with the interests of the class B noteholders of another series of the issuer notes or the interests of the class C noteholders of one series of the issuer notes conflicts with the interests of the class C noteholders of another series of the issuer notes.

The issuer trust deed and the terms of the issuer notes will provide that where, in the sole opinion of the note trustee there is such a conflict, then a resolution directing the note trustee to take any action must be passed at separate meetings of the holders of each series of the class A issuer notes (or, in the case of the series 5 class A issuer notes, at separate meetings of the holders of each sub-class of series 5 class A issuer notes) or, as applicable, each series of the class B issuer notes or each series of the class C issuer notes. A resolution may only be passed at a single meeting of the noteholders of each series of the relevant class if the note trustee is, in its absolute discretion, satisfied that there is no conflict between them.

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

If Holdings establishes new issuers to make new intercompany loans to Funding 1, the noteholders will not have any right of prior review or consent with respect to those new intercompany loans or the corresponding issuance by new issuers of new notes. Similarly, the terms of the Funding 1 transaction documents (including the mortgage sale agreement, the mortgages trust deed, the Funding 1 deed of charge, the definitions of the trigger events, the criteria for the sale of new loans to the mortgages trustee and the amount available to be drawn under the Funding 1 liquidity facility) may be amended to reflect the new issue. The noteholders consent to these changes will not be required. There can be no assurance that these changes will not affect the cashflows available to pay amounts due on the issuer notes.

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

The new issuer, any new start-up loan provider and any new Funding 1 swap provider will become party to the Funding 1 deed of charge and will be entitled to share in the security granted by Funding 1 for the issuers benefit (and the benefit of the other Funding 1 secured creditors) under the Funding 1 deed of charge. In addition, the liabilities owed to the Funding 1 liquidity facility provider and the Funding 1 swap provider which are secured by the Funding 1 deed of charge may increase each time that Funding 1 enters into a new intercompany loan agreement. These factors could ultimately cause a reduction in the payments noteholders receive on the issuer notes. Noteholders consent to the requisite changes to the transaction documents will not be required.

There may be conflicts between the issuer and any new issuers, and the issuers interests may not prevail, which may adversely affect payments on the issuer notes.

The security trustee will exercise its rights under the Funding 1 deed of charge only in accordance with directions given by the issuers (which could be us, any previous issuer or, if Funding 1 enters into new intercompany loans, any new issuer) that has or have the highest- rating designation at that time, provided that the security trustee is indemnified and/or secured to its satisfaction.

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

As new loans are sold to the mortgages trustee, the characteristics of the trust property may change from those existing at the closing date, and those changes may adversely affect payments on the issuer notes

There is no guarantee that any new loans sold to the mortgages trustee will have the same characteristics as the loans in the portfolio as at the closing date. In particular, new loans may have different payment characteristics from the loans in the portfolio as at the closing date. The ultimate effect of this could be to delay or reduce the payments noteholders receive on the issuer notes.

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

No assurance can be given that Funding 1 will accumulate sufficient funds during the cash accumulation period relating to the issuer series 1 term AAA advance, the cash accumulation period relating to the issuer series 2 term AAA advance and/or the cash accumulation period relating to each scheduled amortization installment under the issuer series 3 term AAA advance, the issuer series 4 term AAA advance and the issuer series 5A2 term AAA advance to enable it to repay these issuer term advances to the issuer so that the corresponding classes of issuer notes will be redeemed in accordance with their scheduled redemption dates.

During the cash accumulation period for the issuer bullet term advances and scheduled amortization installments, repayments of principal will only be made on the issuer series 5A1 term AAA advances or the issuer 5A3 term AAA, issuer term AA advances or the issuer term BBB advances that are due and payable if the quarterly CPR of the loans in the trust property is greater than 15 per cent. and certain other conditions are met. This means that there may be no corresponding repayments of principal on the series 5 class A1 issuer notes, the series 5 class A3 issuer notes, the class B issuer notes or the class C issuer notes.

The extent to which sufficient funds are saved by Funding 1 during a cash accumulation period or received by it from its share in the mortgages trust for application on a scheduled repayment date will depend on whether the actual principal prepayment rate of the loans is the same as the assumed principal prepayment rate. If Funding 1 is not able to save enough money during a cash accumulation period or does not receive enough money from its share in the mortgages trust for application on a scheduled repayment date to repay the relevant issuer term AAA advance (and, if in respect of the issuer bullet term advances or, where applicable, scheduled amortization installments) it is unable to make a drawing on the reserve funds to make good the shortfall) so that the issuer can redeem the class A issuer notes of the corresponding series on their respective scheduled redemption date(s), then Funding 1 will be required to pay to the issuer on those scheduled redemption dates only the amount that it has actually saved or received. Any shortfall will be deferred and paid on subsequent Funding 1 interest payment dates when Funding 1 has money available to make the payment. In these circumstances, there will be a variation in the yield to maturity of the relevant class of issuer notes.

The issuers ability to redeem the series 1 class A issuer notes and/or the series 2 class A issuer notes and/or the series 3 class A issuer notes and/or the series 4 class A issuer notes and/or the series 5 class A2 issuer notes on their scheduled redemption dates is affected by the rate of prepayment on the loans

The rate of prepayment of loans is influenced by a wide variety of economic, social and other factors, including prevailing mortgage market interest rates, the availability of alternative financing programs, local and regional economic conditions and homeowner mobility. For instance, prepayments on the loans may be due to borrowers refinancing their loans and sales of properties by borrowers (either voluntarily or as a result of enforcement action taken). In addition, if the seller is required to repurchase a loan or loans under a mortgage account and their related security because, for example, one of the loans does not comply with the representations and warranties in the mortgage sale agreement, then the payment received by the mortgages trustee will have the same effect as a prepayment of all of the loans under that mortgage account. Because these factors are not within the issuers control or the control of Funding 1 or the mortgages trustee, the issuer cannot give any assurances as to the level of prepayments that the portfolio may experience.

Variation in the rate of prepayments of principal on the loans may affect each class of issuer notes differently depending upon amounts already repaid by Funding 1 to the issuer under the issuer intercompany loan and whether a trigger event has occurred, or a loan is subject to a product switch or a further advance or the security granted by the issuer under the issuer deed of charge has been enforced. If prepayments on the loans occur less frequently than anticipated, then there may not be sufficient funds available to redeem the series 1 class A issuer notes and/or the series 2 class A issuer notes and/or the series 3 class A issuer notes and/or the series 4 class A issuer notes and/or the series 5 class A issuer notes in full on their respective scheduled redemption dates.

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

The occurrence of trigger events and enforcement of the issuer security may adversely affect the scheduled redemption dates of the series 1 class A issuer notes, series 2 class A issuer notes, series 3 class A issuer notes, series 4 class A issuer notes and/or series 5 class A issuer notes

If no trigger event has occurred and the issuer security has not been enforced in accordance with the terms of the issuer deed of charge, then payments of principal will not occur on the series 1 class A issuer notes, series 2 class A issuer notes, series 3 class A issuer notes, series 4 class A issuer notes and/or series 5 class A2 issuer notes before their respective scheduled redemption dates.

If a trigger event occurs or the issuer security is enforced in accordance with the issuer deed of charge prior to the scheduled redemption dates for the series 1 class A issuer notes, series 2 class A issuer notes, series 3 class A issuer notes, series 4 class A issuer notes and/or series 5 class A2 issuer notes, then the relevant classes of issuer notes outstanding will not be repaid on their scheduled redemption dates but will be repaid on each interest payment date from monies received from Funding 1 on the issuer term AAA advances of the corresponding series as described in the following three risk factors.

If an asset trigger event occurs, any series 1 class A issuer notes, series 2 class A issuer notes, series 3 class A issuer notes, series 4 class A issuer notes and/or series 5 class A2 issuer notes then outstanding will not be repaid on their scheduled redemption dates

When an asset trigger event has occurred, the mortgages trustee will distribute principal receipts on the loans to Funding 1 and the seller proportionally and equally based on their percentage shares of the trust property (that is, the Funding 1 share percentage and the seller share percentage). When an asset trigger event has occurred, after making requisite payments to the Funding 1 liquidity facility provider and replenishing the reserve funds, Funding 1 will repay:

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

If an asset trigger event occurs, any series 1 class A issuer notes and/or series 2 class A issuer notes, series 3 class A issuer notes, series 4 class A issuer notes and/or series 5 class A2 issuer notes then outstanding will not be repaid on their scheduled redemption dates, and there is also a risk that they will not be repaid by their final maturity dates.

If a non-asset trigger event occurs, any series 1 class A issuer notes, series 2 class A issuer notes, series 3 class A issuer notes, series 4 class A issuer notes and/or series 5 class A2 issuer notes then outstanding will not be repaid on their scheduled redemption dates

If a non-asset trigger event has occurred but an asset trigger event has not occurred, the mortgages trustee will distribute all principal receipts to Funding 1 until the Funding 1 share percentage of the trust property is zero. When a non-asset trigger event has occurred, after making requisite payments to the Funding 1 liquidity facility provider and to replenish the reserve funds, Funding 1 will repay:

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

If a non-asset trigger event occurs, any series 1 class A issuer notes, series 2 class A issuer notes, series 3 class A issuer notes, series 4 class A issuer notes and/or series 5 class A2 issuer notes then outstanding will not be repaid on their scheduled redemption dates.

If the issuer security is enforced, any series 1 class A issuer notes, series 2 class A issuer notes, series 3 class A issuer notes, series 4 class A issuer notes and/or series 5 class A2 issuer notes then outstanding will not be repaid on their scheduled redemption dates

If the issuer security is enforced, then the mortgages trustee will distribute funds as required under the terms of the transaction agreements. In these circumstances, any series 1 class A issuer notes, series 2 class A issuer notes, series 3 class A issuer notes, series 4 class A issuer notes and/or series 5 class A2 issuer notes then outstanding will not be repaid on their scheduled redemption dates and there is also a risk that those class A issuer notes may not be repaid by their final maturity dates.

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

Ratings assigned to the issuer notes may be lowered or withdrawn after noteholders purchase the issuer notes, which may lower the market value of the issuer notes

The ratings assigned to each class of issuer notes address the likelihood of full and timely payment to noteholders of all payments of interest on each interest payment date under those classes of issuer notes. The ratings also address the likelihood of “ultimate’’ payment of principal on the final maturity date of each class of issuer notes. Any rating agency may lower its rating or withdraw its rating if, in the sole judgment of the rating agency, the credit quality of the issuer notes has declined or is in question. If any rating assigned to the issuer notes is lowered or withdrawn, the market value of the issuer notes may be reduced. A change to the ratings assigned to a class of issuer notes will not affect the rating designation of each issuer term advance in the intercompany loans.

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

then to the extent that any term AAA advance (not including the issuer 5A1 term AAA advance) remains outstanding (whether or not such term AAA advance is then due and payable)

after the allocation of principal on that Funding 1 interest payment date to those term advances, the issuer 5A1 term AAA advance, the issuer series 5A3 term AAA advance, the issuer term AA advances and issuer term BBB advances will not be entitled to principal repayments until the relevant circumstance as described above has been remedied or otherwise ceases to exist. In addition, if the series 5A1 term AAA advance and/or the series 5A3 term AAA advance remains outstanding (whether or not the series 5A1 term AAA advance and/or the series 5A3 term AAA advance is then due and payable) after the allocation of principal on that Funding 1 interest payment date to those term advances, the issuer term AA advances will not be entitled to principal repayments until the relevant circumstances as described above have been remedied or otherwise cease to exist and if any term AA advance remains outstanding (whether or not such term AA advance is then due and payable) after the allocation of principal on that Funding 1 interest payment date to those term advances, the issuer term BBB advances will not be entitled to principal repayments until the relevant circumstances as described above have been remedied or otherwise cease to exist and if any term A advance remains outstanding (whether or not such term A advance is then due and payable) after the allocation of principal on that Funding 1 interest payment date to those term advances, the issuer term BBB advance will not be entitled to principal repayments until the relevant circumstances as described above have been remedied or otherwise cease to exist. This means that payments of principal on the class C issuer notes of all series and, as applicable, the class B issuer notes of all series and, as applicable the series 5A1 issuer notes and the series 5 class A3 issuer notes will be deferred until the earlier of the time when the relevant circumstance described in this risk factor has been remedied (if ever) and the final maturity date of the relevant issuer notes.

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

To hedge the issuers currency exchange rate exposure, including the interest rate exposure connected with that currency exposure, the issuer has entered into the issuer dollar currency swaps for the series 1, series 2 and series 3 issuer notes with the issuer dollar currency swap providers and the issuer euro currency swaps for the series 4 issuer notes with the issuer euro currency swap provider.

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

Termination payments on the issuer swaps may adversely affect the funds available to make payments on the issuer notes

If any of the issuer swaps terminates, the issuer may as a result be obliged to make a termination payment to the relevant issuer swap provider. The amount of the termination payment will be based on the cost of entering into a replacement issuer swap. Under the issuer intercompany loan agreement, Funding 1 will be required to pay the issuer an amount equal to any termination payment due by the issuer to the relevant issuer swap provider. Funding 1 will also be obliged to pay the issuer any extra amounts which the issuer may be required to pay to enter into a replacement swap.

The issuer cannot give noteholders any assurance that Funding 1 will have the funds available to make that payment or that the issuer will have sufficient funds available to make any termination payment under any of the issuers’ issuer swaps or to make subsequent payments to the noteholders in respect of the relevant series and class of issuer notes. Nor can the issuer give the noteholders any assurance that the issuer will be able to enter into a replacement issuer swap or, if one is entered into, that the credit rating of the replacement issuer swap provider will be sufficiently high to prevent a downgrading of the then current ratings of the issuer notes by the rating agencies.

Except where the relevant issuer swap provider has caused the relevant issuer swap to terminate by its own default, any termination payment due by the issuer will rank equally not only with payments due to the holders of the series and class of issuer notes which rank equally with the series and class of issuer notes to which the relevant issuer swap relates but also with payments due to the holders of any other series and class of issuer notes which rank equally with the series and class of issuer notes to which the relevant issuer swap relates. Any additional amounts required to be paid by the issuer following termination of the relevant issuer swap (including any extra costs incurred (for example, from entering into “spot’’ currency transactions or interest rate swaps) if the issuer cannot immediately enter into a replacement issuer swap) will also rank equally not only with payments due to the holders of the series and class of issuer notes to which the relevant issuer swap relates but also with payments due to the holder of any other series and class of issuer notes which rank equally with the series and class of issuer notes to which the relevant issuer swap relates. Furthermore, any termination payment or additional payment or additional amounts required to be paid by the issuer following termination of an issuer swap will rank ahead of payments due to the holders of any series and class of issuer notes which ranks below the series and class of issuer notes to which the relevant issuer swap relates. Therefore, if the issuer is obliged to make a termination payment to the relevant issuer swap provider or to pay any other additional amount as a result of the termination of the relevant issuer swap, this may affect the funds which the issuer has available to make payments on the issuer notes of any class and any series.

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

The issuer may be unable to pay, in full or at all, interest due on the issuer notes if there is an income or principal deficiency

If, on any Funding 1 interest payment date, revenue receipts available to Funding 1 (including the reserve funds) are insufficient to enable Funding 1 to pay interest on issuer term advances, previous term advances and any new term advances and other expenses of Funding 1 ranking higher in seniority to interest due on these term advances, then Funding 1 may use principal receipts on the loans received by it in the mortgages trust to make up the shortfall.

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

The issuer will not, and Funding 1 and the mortgages trustee will not, have any recourse to the seller of the loans, other than in respect of a breach of warranty under the mortgage sale agreement.

The issuer will not, and the mortgages trustee, Funding 1 and the security trustee will not, undertake any investigations, searches or other actions on any loan or its related security and the issuer and each of them will rely instead on the warranties given in the mortgage sale agreement by the seller.

If any of the warranties made by the seller (a) in the case of each loan in the portfolio, was materially untrue on the date that loan was sold to the mortgages trustee or (b) in the case of each new loan, is materially untrue on the date that new loan is sold to the mortgages trustee, then the seller will be required to remedy the breach.

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

EU Savings Tax Directive

Under the European Council Directive 2003/48/EC on the taxation of savings income, each Member State of the European Union is required, from 1 July 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-

European Union countries and territories, including Switzerland, have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

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

It is possible that interest on the US notes that are class B and class C issuer notes could be treated as OID because such interest is subject to deferral in certain limited circumstances. A United States holder of a US note (other than a series 1 class issuer note) issued with OID must include OID in income over the term of such US note under a constant yield method that takes into account the compounding of interest. Under the Code, OID is calculated and accrued using prepayment assumptions where payments on a debt instrument may be accelerated by reason of prepayments of other obligations securing such debt instrument. Moreover, the legislative history to the provisions provide that the same prepayment assumptions used to price a debt instrument be used to calculate OID, as well as to accrue market discount and amortize premium. Here, prepayment of the mortgage loans is not expected to alter the scheduled principal payments on the US notes that are class B and class C issuer notes and, accordingly, the issuer intends to assume that such US notes will have their principal repaid according to the schedule for purposes of accruing any OID. No representation is made that the mortgage loans will pay on the basis of such prepayment assumption or in accordance with any other prepayment scenario.

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

Interest income on the US notes will be treated as foreign source income for US federal income tax purposes, which may be relevant in calculating a United States holder’s foreign tax credit limitation for US federal income tax purposes. The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific classes of income. The foreign tax credit rules are complex, and United States holders should consult their own tax advisers regarding the availability of a foreign tax credit under and the application of the limitation in their particular circumstances.

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

•                  issuer dollar currency swaps: to protect the issuer against changes in the sterling to US dollar exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and either (i) a LIBOR based rate for one-month dollar deposits applicable to the series 1 class A issuer notes, or (ii) a LIBOR based rate for three-month dollar deposits, applicable to the series 1 class B issuer notes, the series 1 class C issuer notes, the series 2 issuer notes, the series 3 issuer notes and to address the difference in periodicity between the interest payment dates in respect of the intercompany loans, which occur quarterly, and the interest payment dates in respect of the series 1 class A issuer notes, which occur (i) monthly until the occurrence of a trigger event or enforcement of the issuer security and (ii) quarterly on and following the interest payment date occurring immediately thereafter; and

•                  issuer euro currency swaps: to protect the issuer against changes in the sterling to euro exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and a EURIBOR based rate for three-month euro deposits applicable to the series 4 class A1 issuer notes, the series 4 class B issuer notes, the series 4 class C issuer notes.

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

The issuer currency swaps

The issuer intercompany loan is denominated in sterling, and interest payable by Funding 1 to the issuer under the issuer term advances is calculated as a margin over LIBOR for three-month sterling deposits. However, some of the issuer notes are denominated in US dollars and accrue interest at either a LIBOR based rate for one-month US dollar deposits or a LIBOR based rate for three-month US dollar deposits. In addition, the series 4 issuer notes are denominated in euro and accrue interest at a EURIBOR based rate for three-month euro deposits. To deal with the potential interest rate and currency mismatch between (i) its receipts and liabilities in respect of the issuer intercompany loan and (ii) its receipts and liabilities under the issuer notes, the issuer has, pursuant to the terms of the issuer currency swaps, swapped its receipts and liabilities in respect of the issuer intercompany loan on terms that match the issuer’s obligations under the US dollar denominated issuer notes or the euro denominated issuer notes, as applicable.

The currency amount of each issuer currency swap is the principal amount outstanding under the issuer notes to which the relevant issuer currency swap relates. Subject, in the case of the class B and C issuer swaps, to certain deferral of interest provisions that will apply when payments of interest under the corresponding offered issuer notes is deferred in accordance with the terms and conditions of such offered issuer notes, the issuer swap providers will pay to the issuer amounts in US dollars or Euro, as applicable that are equal to the amounts of interest to be paid on each of the classes of the offered issuer notes and the issuer will pay to the issuer swap providers the sterling interest amounts received on the issuer term advances corresponding to the classes of the offered issuer notes. In order to allow for the effective currency amount of each issuer currency swap to amortize at the same rate as the relevant series and class of issuer notes, each issuer currency swap agreement provides that as and when the issuer notes amortize, a corresponding portion of the relevant issuer currency swap so terminated will be swapped from sterling into US dollars at the relevant dollar currency exchange rate or into euro at the euro currency exchange rate, as applicable.

On the final maturity date of each class of offered issuer notes or, if earlier, the date on which such notes are redeemed in full (other than pursuant to number 5(F), redemption or purchase following a regulatory event), the relevant issuer swap provider will pay to the issuer an amount in US dollars or euro, as applicable, equal to the principal amount outstanding under the relevant issuer notes and the issuer will pay to the relevant swap provider an equivalent amount in sterling, converted by reference to the dollar currency exchange rate or euro currency exchange rate, as applicable. If the issuer does not have sufficient principal available pursuant to the cash management agreement to pay such amount in full on such date and accordingly pays only a part of such amount to the relevant issuer swap provider, the relevant issuer swap provider will be obliged on such date to pay only the equivalent of such partial amount in US dollars or euro, as applicable, in each case converted by reference to the dollar currency exchange rate or euro currency exchange rate, as applicable.

The payment obligations of the series 1 issuer swap provider under the relevant issuer currency swaps are guaranteed by the UBS issuer swap guarantor pursuant to a guarantee (the “UBS swap guarantee”).

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

Each issuer swap other than the series 1 class A issuer swap, the series 2 class A issuer swap, the series 3 class A and the series 4 class A issuer swap, will terminate on the earlier of the interest payment date falling in June 2042 and the date on which all of the relevant class and series of issuer notes are redeemed in full. The series 1 class A issuer swap will terminate on the earlier of June 10, 2006 (subject to adjustment in accordance with the following business day convention) and the date on which the series 1 class A issuer notes are redeemed in full (other than pursuant to number 5(F) (Redemption or purchase following a regulatory event). The series 2 class A issuer swap will terminate on the earlier of the interest payment date falling in June 2014 and the date on which the series 2 class A issuer notes are redeemed in full (other than pursuant to number 5(F) (Redemption or purchase following a regulatory event). The series 3 class A issuer swap will terminate on the earlier of the interest payment date falling in September 2032 and the date on which the series 3 class A issuer notes are redeemed in full (other than pursuant to number 5(F) (Redemption or purchase following a regulatory event)). The series 4 class A issuer swap will terminate on the earlier of the interest payment date falling in September 2032 and the date on which the series 4 class A issuer notes are redeemed in full (other than pursuant to number 5(F) (Redemption or purchase following a regulatory event).

•                  Any swap may also be terminated in any of the following circumstances, each referred to as a “swap early termination event”:

•                  at the option of one party to the swap agreement, if there is a failure by a party to pay any amounts due under that swap agreement and any applicable grace period has expired;

•                  in respect of the issuer swaps, at the option of the relevant issuer swap provider, if an event of default under the issuer notes occurs and the security trustee serves an issuer note acceleration notice;

•                  in respect of the Funding 1 swap, at the option of the Funding 1 swap provider, if an event of default under any intercompany loan occurs and the security trustee serves an intercompany loan acceleration notice;

•                  in respect of the issuer swaps, at the option of either party, if a redemption or purchase of the relevant class of issuer notes occurs pursuant to number 5(F) Redemption or purchase following a regulatory event.

•                  in respect of the issuer swaps, at the option of the issuer, and in respect of the Funding 1 swap, at the option of Funding 1, if certain tax representations by the relevant swap provider prove to have been incorrect or misleading in any material respect;

•                  in respect of the issuer swaps, at the option of the relevant issuer swap provider, and in respect of the Funding 1 swap, at the option of the Funding 1 swap provider, if certain insolvency events occur with respect to the issuer or Funding 1;

•                  at the option of the issuer, in respect of the issuer swaps or Funding 1 (in respect of the Funding 1 swap) upon the occurrence of an insolvency of the relevant swap provider, or its guarantor, as applicable, or the merger of the relevant swap provider without an assumption of the obligations under the relevant swap agreement, or if a material misrepresentation is made by the swap provider under the relevant swap agreement or a default by the relevant swap provider under an over-the-counter derivatives transaction under another agreement between the issuer and such swap provider; or if a breach of a provision of the relevant swap agreement by the swap provider is not remedied within the applicable grace period, or, if applicable, the guarantor of the relevant swap provider fails to comply with its obligations under the guarantee;

•                  if a change in law resulting in the obligations of one of the parties becoming illegal;

•                  at the option of the relevant swap provider but subject to obtaining the consent of the security trustee (in the case of the issuer swaps) or the note trustee (in the case of the Funding 1 swap) (which, if certain conditions are satisfied, shall be given) if withholding taxes are imposed on payments made by the relevant swap provider under the relevant swap due to a change in law; and

•                  if the relevant swap provider or its guarantor, as applicable, is downgraded and fails to comply with the requirements of the ratings downgrade provision contained in the relevant swap agreement.

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

Taxation

Neither Funding 1 nor the issuer is obliged under any of the swaps to gross up payments made by them if withholding taxes are imposed on payments made under the Funding 1 swap or issuer swaps.

Each swap provider will generally be obliged to gross up payments made by it to Funding 1 or the issuer, as appropriate, if withholding taxes are imposed on payments made under the Funding 1 swap or issuer swaps. However, if a swap provider is required to gross up a payment under a swap due to a change in law, the relevant swap provider may, subject to obtaining the consent of the security trustee (in the case of the issuer swaps) or the note trustee (in the case of the Funding 1 swap), terminate the relevant swap.

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

Exhibit 12: Section 302 certification.

Exhibit 15.1: Investor’s Report for the month of June 2005 (incorporated by reference from the Form 6-K previously filed on July 21, 2005).

Exhibit 15.2: Investor’s Report for the month of July 2005(incorporated by reference from the Form 6-K previously filed on August 19, 2005).

Exhibit 15.3: Investor’s Report for the month of August 2005(incorporated by reference from the Form 6-K previously filed on September 27, 2005).

Exhibit 15.4: Investor’s Report for the month of September 2005(incorporated by reference from the Form 6-K previously filed on October 27, 2005).

Exhibit 15.5: Investor’s Report for the month of October 2005(incorporated by reference from the Form 6-K previously filed on November 23, 2005).

Exhibit 15.6: Investor’s Report for the month of November 2005(incorporated by reference from the Form 6-K previously filed on December 23, 2005).

Exhibit 15.7: Investor’s Report for the month of December 2005(incorporated by reference from the Form 6-K previously filed on January 20, 2006).

Exhibit 99.1: Annual Compliance Certificate for year end December 31, 2005.

Exhibit 99.2: Report of Independent Accountants.

SIGNATURES

Each registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERMANENT FINANCING (NO. 8) PLC

	By:	/s/ David Balai
	Name:	David Balai
	Title:	Director

PERMANENT FUNDING (NO. 1) LIMITED

	By:	/s/ David Balai
	Name:	David Balai
	Title:	Director

PERMANENT MORTGAGES TRUSTEE LIMITED

	By:	/s/ David Balai
Date: June 26, 2006	Name:	David Balai
	Title:	Director